UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number: 001-15248


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

         Included herein is a free translation into English of our document de reference (the "Reference Document"), filed by us with the French Autorite des marches financiers on April 5, 2005 under number D. 05-351, and provided solely for the convenience of English speaking readers. This document does not include our unconsolidated financial statements, the auditors' report on the unconsolidated financial statements, nor the annexes to the French version of the Reference Document. Our Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in the Reference Document and certain additional information not included therein. We are required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2005.

         We make some forward-looking statements in the Reference Document. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in the Reference Document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the Reference Document. In particular, from time to time in the Reference Document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. These revenue estimates are based on our management's current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in the Reference Document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of the Reference Document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in Paragraph 4.7 "Risk Factors" and Chapter 5 "Assets--Financial Condition--Results".

         Unless otherwise indicated, information and statistics presented in the Reference Document regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

--------------------------------------------------------------------------------
This is a free translation into English of Veolia Environnement's document de reference (the "Reference Document"), filed by Veolia Environnement with the French Autorite des marches financiers on April 5, 2005 under number D. 05-351, and is provided solely for the convenience of English speaking readers. This document does not include the Company's statutory financial statements, the auditors' report on the statutory financial statements, nor the annexes to the French version of the Reference Document. Veolia Environnement's Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in this Reference Document and certain additional information not included herein. Veolia Environnement is required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2005.
--------------------------------------------------------------------------------



                              VEOLIA ENVIRONNEMENT



                               REFERENCE DOCUMENT
                                      2004




--------------------------------------------------------------------------------

                                       AMF
                                       ---

               This reference document was filed with the Autorite
                    des marches financiers on April 5, 2005,
                   pursuant to Articles 211-1 to 211-42 of its
                              general regulations.

                This reference document may be used in connection
             with a financing transaction if supplemented by a note
                d'operation approved by the Autorite des marches
                                   financiers.

                               TABLE OF CONTENTS
                               -----------------


CHAPTER 1 PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT AND THE
FINANCIAL STATEMENTS AUDIT.....................................................1

   1.1     PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT..........1

   1.2     CERTIFICATION.......................................................1

   1.3     PERSONS ASSUMING RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
           AUDIT...............................................................1

   1.4     REPORT OF STATUTORY AUDITORS ON THE REFERENCE DOCUMENT..............2

   1.5     PERSONS ASSUMING RESPONSIBILITY FOR THE INFORMATION
           CONTAINED IN THIS REFERENCE DOCUMENT................................4

   1.6     OTHER INFORMATION...................................................4

CHAPTER 2  INFORMATION CONCERNING THE TRANSACTION..............................5

CHAPTER 3  GENERAL INFORMATION CONCERNING THE COMPANY AND ITS
           SHARE CAPITAL.......................................................6

   3.1     GENERAL INFORMATION CONCERNING THE COMPANY..........................6

   3.2     GENERAL INFORMATION CONCERNING THE COMPANY'S SHARE CAPITAL.........14

   3.3     BREAKDOWN OF THE COMPANY'S SHARE CAPITAL AND VOTING RIGHTS.........23

   3.4     TRADING MARKET FOR THE COMPANY'S SHARES............................26

   3.5     DIVIDENDS PAID BY THE COMPANY......................................27

   3.6     RELATIONS BETWEEN THE COMPANY AND VIVENDI UNIVERSAL................28

   3.7     RELATIONSHIP BETWEEN THE COMPANY AND FOMENTO DE
           CONSTRUCCIONES Y CONTRATAS (FCC)...................................30

Chapter 4  INFORMATION RELATING TO VEOLIA ENVIRONNEMENT'S BUSINESS............31

   4.1     PRESENTATION OF VEOLIA ENVIRONNEMENT...............................31

   4.2     DEPENDENCE OF THE COMPANY..........................................80

   4.3     LITIGATION.........................................................80

   4.4     HUMAN RESOURCES....................................................83

   4.5     INVESTMENT POLICIES................................................94

   4.6     PRINCIPAL SUBSIDIARIES AND AFFILIATES..............................97

   4.7     RISK FACTORS.......................................................97

   4.8     ENVIRONMENTAL REGULATION, POLICIES AND COMPLIANCE.................105

CHAPTER 5  ASSETS--FINANCIAL CONDITION--RESULTS..............................115

   5.1     COMMENTS ON RESULTS...............................................115

   5.2     CONSOLIDATED FINANCIAL STATEMENTS.................................150

   5.3     STATUTORY FINANCIAL STATEMENTS....................................229

Chapter 6  CORPORATE GOVERNANCE..............................................230

   6.1     FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND
           SUPERVISORY BODIES................................................230

   6.2     MEMBERS OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY
           BODIES............................................................238

   6.3     DIRECTOR AND EXECUTIVE OFFICER COMPENSATION.......................246

   6.4     EMPLOYEE INTERESTS................................................251

Chapter 7  RECENT DEVELOPMENTS AND OUTLOOK...................................254

   7.1     RECENT DEVELOPMENTS...............................................254

   7.2     OUTLOOK...........................................................255

                                   CHAPTER 1
           PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT
                       AND THE FINANCIAL STATEMENTS AUDIT

1.1      PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

         Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement.

1.2      CERTIFICATION

         "To the best of our knowledge, all of the information in this reference document is true and accurate; this document contains all of the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position and financial results and future prospects of Veolia Environnement; this document does not omit any information that could make it misleading."


                      Chairman and Chief Executive Officer
                                  Henri PROGLIO

1.3      PERSONS ASSUMING RESPONSIBILITY FOR THE FINANCIAL STATEMENTS AUDIT

1.3.1    Lead Auditors

         o   SALUSTRO REYDEL
             A company represented by Messrs. Bernard CATTENOZ and Bertrand VIALATTE, located at 8, avenue Delcasse, 75378 Paris Cedex 08. Appointed on December 18, 1995, with a term that was renewed at the general shareholders' meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders' meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

         o   BARBIER FRINAULT & CIE ERNST & YOUNG
             A company represented by Messrs. Jean BOUQUOT and Patrick
             GOUNELLE, located at Tour Ernst & Young, Faubourg de l'Arche,
             92037 La Defense Cedex. Appointed on December 23, 1999 for a term of 6 fiscal years, which will expire at the end of the general shareholders' meeting called to approve the financial statements for the fiscal year ended December 31, 2004. The combined general shareholders' meeting to be held on May 12, 2005(1) will be asked to renew Barbier Frinault & Cie Ernst & Young's term for a period
             6 fiscal years, which will expire at the end of the general of shareholders' meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

1.3.2    Deputy Auditors

         o   Mr. Hubert LUNEAU
             8, avenue Delcasse, 75008 Paris
             Appointed on December 18, 1995, with a term that was renewed at the general shareholders' meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders' meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

         ----------------
         1  Convened upon second notice.

         o   Mr. Maxime PETIET
             Tour Franklin, La Defense 8, 92042 Paris-La Defense Cedex Appointed on December 23, 1999 for a term of 6 fiscal years, which will expire at the end of the general shareholders' meeting to be held on May 12, 2005 called to approve the financial statements for the fiscal year ended December 31, 2004.

             The combined general shareholders' meeting to be held on May 12, 2005 will be asked to appoint AUDITEX, located at Tour Ernst & Young, Faubourg de l'Arche, 92037 La Defense Cedex, as a deputy auditor for a period of 6 fiscal years, which will expire at the end of the general shareholders' meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

1.4      REPORT OF STATUTORY AUDITORS ON THE REFERENCE DOCUMENT

         This is a free translation into English of the statutory auditors' report on the reference document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

         As statutory auditors of Veolia Environnement and in accordance with article 211-5-2 of the AMF regulation, we have verified, in accordance with professional standards applied in France, the information relating to the financial position and historic financial statements contained in this reference document.

         This reference document is the responsibility of the President of the Board of Directors. It is our responsibility to report on the fairness of the information it contains with respect to the financial position and the financial statements.

         Our work, performed in accordance with professional standards applied in France, consisted in assessing the fairness of the information with respect to the financial position and the financial statements and in verifying their consistency with the audited financial statements. We also read the other financial information contained in the reference document in order to identify any significant inconsistencies with the information related to the financial position and financial statements and to bring to your attention any manifest errors we noted based on our general understanding of the company gained through our position as statutory auditors.

         The forecasted information presented herein corresponds to management objectives, rather than isolated forecasted data resulting from a structured preparation process.

         The annual statutory financial statements, prepared by the Management Board for the year ended December 31, 2002, and by the Board of Directors for the years ended 2003 and 2004, were audited by us in accordance with professional standards applied in France, and certified without qualification.

         The consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 were audited by us in accordance with professional standards applied in France, and certified without qualification. However, we draw your attention to the change in accounting principles described in Note 2 "Summary of significant accounting policies" to the consolidated financial statements, regarding the consolidation of certain entities as required by the provisions of CRC Regulation 04-03 of May 4, 2004.

         In the Specific Check section of our Report on the consolidated financial statements for the year ended December 31, 2004, we drew your attention to the paragraphs 5.1.3.9 and 5.1.3.10 of the management report regarding the group's transition to International Financial Reporting Standards - IFRS.

         Regarding pro forma information presented in the reference document, we remind you that this information is intended to show the effect of the achievement any given operation or event - as if it occurred prior to its real or reasonably forecast occurrence - on accounting and historical financial information. This information does not compulsory represent the position situation or the performances that would have been noted if the operation or event had happened prior to its real or reasonably forecast occurrence.

         Based on our procedures, we have nothing to report with respect to the fairness of the information on the financial position and the financial statements presented in this reference document.


         French original signed in Paris and La Defense, on April 5, 2005 by the Statutory Auditors.



                     SALUSTRO REYDEL                  BARBIER FRINAULT & Cie
                                                           ERNST & YOUNG

           Bernard CATTENOZ Bertrand VIALATTE      Jean BOUQUOT Patrick GOUNELLE


Moreover, the reference document includes:

o The Statutory Auditors' reports on the annual financial statements(2) and the consolidated financial statements (page 227 of this reference document) for the fiscal year ended December 31, 2004 including the justification of the assessments of the Statutory Auditors in accordance with the requirements of article L.225-235 of the French Commercial Code (Code de commerce);

o The Statutory Auditors' report(3) prepared in accordance with article L.225-235 of the French Commercial Code (Code de commerce), on the report prepared by the Chairman of the Board of Directors of Veolia Environnement, describing the internal control procedures relating to the preparation and processing of financial and accounting information.

----------------------
2 Available in the French version of the reference document (page 208)

3 Available in the French version of the reference document (annexe 2, page 26 of annexes)

1.5 PERSONS ASSUMING RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS REFERENCE DOCUMENT

         Mr. Jerome CONTAMINE
         Senior Executive Vice President
         Telephone: 01.71.75.01.54

         Ms. Nathalie PINON
         Director of Investor Relations
         Telephone: 01.71.75.01.67

         Mr. Pierre-Francois RIOLACCI
         Director of Control and Synergies
         Telephone: 01.71.75.01.58

         Mr. Philippe SURJOUS
         Director of Finance
         Telephone: 01.71.75.01.59

         Address:  36/38, avenue Kleber, 75116 Paris (registered office).

         Internet Sites:

         o www.veoliaenvironnement.com, for general information concerning Veolia Environnement;

         o www.veoliaenvironnement-finance.com, for financial information concerning Veolia Environnement;

         o www.actionnaires.veoliaenvironnement.com, for direct access to the general information section of Veolia Environnement's website that is designed for individual shareholders.

1.6      OTHER INFORMATION

         Calendar of planned annual events in 2005:

         -   April: letter to shareholders

         -   First week of May: revenue figures for the first quarter of 2005

         - May 12 at 3 p.m.: combined general shareholders' meeting, to be held at CNIT, Parvis de la Defense, 2 Place de la Defense, 92053 Paris La Defense Cedex

         - June: letter to shareholders (including a summary of the general shareholders' meeting and a detailed Shareholder's Guide)

         -   May 27: payment of dividends

         -   First week of August: revenue figures for the first half of 2005

         - Mid-September: results and financial statements for the first half of 2005

         -   October: letter to shareholders

         -   First week of November: revenue figures for the first 9 months of
             2005

                                   CHAPTER 2
                     INFORMATION CONCERNING THE TRANSACTION


         Not applicable.

                                   CHAPTER 3
        GENERAL INFORMATION CONCERNING THE COMPANY AND ITS SHARE CAPITAL

3.1      GENERAL INFORMATION CONCERNING THE COMPANY

3.1.1    Company Name and Registered Office

         Since April 30, 2003, the name of the Company has been VEOLIA ENVIRONNEMENT. The Company's abbreviated name is VE.

         The Company's registered office is located at 36/38, avenue Kleber, 75116 Paris.

3.1.2    Legal Form and Applicable Legislation

         Veolia Environnement (the "Company", "Veolia Environnement" or "VE") is a French societe anonyme a conseil d'administration subject to the provisions of Livre II of the French Commercial Code (Code de commerce) and to Decree n(degree) 67-236 of March 23, 1967.

3.1.3    Date of Formation and Term

         The Company was formed on November 24, 1995, for a term of 99 years beginning on the date of its license in the Registre du commerce et des societes, i.e., for a term lasting until December 18, 2094.

3.1.4    Corporate Purpose

         The Company's corporate purpose, directly or indirectly, in France and in all other countries, is:

         o the conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and waste management;

         o the acquisition and exercise of all patents, licenses, trademarks and designs relating directly or indirectly to the Company's operations;

         o the acquisition of interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

         o generally, the entering into of all commercial, industrial, financial, real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, the ability to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which the Company holds an interest in connection with its activities, as well as the ability for the Company to finance or refinance any of its activities.

3.1.5    Commercial Registry

         The Company is licensed in the Registre du commerce et des societes under number 403 210 032 RCS Paris.

         The Company's APE code is 741J.

3.1.6    Legal Documents Available for Viewing

         The Company's articles of association (statuts) as well as the minutes of general shareholders' meetings, the statutory auditors' reports and all other corporate documents may be viewed at the Company's registered office at 36/38, avenue Kleber, 75116 Paris.

3.1.7    Fiscal Year

         The Company's fiscal year begins on January 1 and closes on December 31 of each calendar year.

3.1.8    Allocation and Distribution of Profits

         Each share is entitled to an amount of profit in proportion to the percentage of share capital that such share represents.

         Distributable profit consists of the net profit for the year, less previous losses and the various deductions provided for by law, plus retained earnings from prior years.

         The general shareholders' meeting may decide to distribute sums withdrawn from reserves at its disposal, by expressly indicating the reserve categories from which withdrawals have been made.

         After approving the annual financial statements and declaring the existence of sums available for distribution (including distributable profits and the sums withdrawn from reserves as referred to above, if any), the general shareholders' meeting must resolve to distribute such sums, wholly or in part, to the shareholders as dividends, to allocate them to reserves, or to carry them forward as retained earnings.

         The general shareholders' meeting has the power to grant to the shareholders an option to receive all or part of the dividends, or advances on dividends, in the form of cash or scrip, in accordance with applicable law. Furthermore, the general shareholders' meeting may decide, for all or part of a dividend, advance on dividends, distribution of reserves or premium, or with respect to any capital decrease, that such distribution or capital decrease will be made in kind by delivery of assets of the Company.

         The board of directors has the power to distribute advances on dividends prior to the approval of the annual financial statements, in accordance with applicable law.

3.1.9    General Shareholders' Meetings

3.1.9.1  Convening Shareholders' Meetings

         General shareholders' meetings are convened and deliberations occur under conditions fixed by law. Meetings are held at the Company's registered office or at another location designated in the notice announcing the shareholders' meeting.

         Shareholder decisions are made as part of ordinary, extraordinary, special or combined shareholder meetings, depending on the nature of the decisions that shareholders are called upon to make.

3.1.9.2  Participation in Meetings

         Shareholders may attend general shareholders' meetings and participate in deliberations, either in person or by proxy.

         The right of shareholders to participate in ordinary or extraordinary general shareholders' meetings is subject to:

         o for holders of shares held in registered form, the entry of the shareholder or the intermediary registered on its behalf in the Company's books, in accordance with applicable law;

         o for holders of shares in bearer form, the receipt of an account certificate from the accredited intermediary with whom the holder has deposited his or her shares indicating that the bearer shares the holder owns will be unavailable until the date of the meeting.

         These formalities must be completed no later than 3:00 p.m. (Paris time) on the day prior to the date set for the shareholders' meeting.

         Shareholders who are unable to attend the shareholders' meeting in person may choose among one of the following voting methods:

         o providing a written proxy to his or her spouse or to another shareholder;

         o   voting by mail; or

         o sending a blank proxy to the Company, under the conditions fixed by applicable law.

         The methods for voting by proxy and by mail are established and made available to shareholders based on then applicable law. Shareholders may, under conditions fixed by law, submit their proxies and votes by mail either in paper form, or, subject to a decision by the board of directors published in the notice of shareholder's meeting, in electronic form in accordance with the procedures set forth in said notice.

         In instances where the board of directors has given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum or a majority exists.

         Minutes of the meetings are prepared, and copies thereof are certified and delivered in accordance with applicable law.

3.1.9.3  Voting Rights

         Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

         Voting rights attached to shares subject to usufruct are exercised by the usufructuary (usufruitier) in ordinary general shareholders' meetings and by the owner without usufruct (nu-proprietaire) in extraordinary general shareholders' meetings.

3.1.10   Identification of Shareholders

         When shares are fully paid up, they may be in registered or bearer form, at the discretion of the shareholder, subject to applicable laws and regulations and the articles of association (statuts) of the Company. Until the shares are fully paid up, they must be in registered form.

         Shares of the Company are entered in their owner's name or in the name of an approved intermediary in the Company's books, in accordance with applicable laws and regulations.

         When the domicile of the owner of the shares is not in French territory (within the meaning of Article 102 of the French Civil Code), any intermediary may be registered on behalf of such owner, in accordance with the provisions of Article L.228-1 of the French Commercial Code (Code de commerce).

         Further, the Company's articles of association (statuts) provide that the Company may seek to identify shareholders or other owners of Company securities that have the right, either immediately or in the future, to vote in meetings of shareholders, in accordance with the procedures set forth in Articles L.228-2 et seq. of the French Commercial Code (Code de commerce). Pursuant to these procedures, the Company conducted an analysis of its shareholder structure at September 30, 2004.

         In the event that holders of securities or their intermediaries fail to provide information requested of them in accordance with Articles L.228-2 et seq. of the French Commercial Code (Code de commerce), the shares or other securities that are the subject of these requests may be deprived of voting rights and in certain circumstances of dividends until the obligations have been complied with.

3.1.11   Crossing Various Thresholds of Share Ownership

         The French Commercial Code (Code de commerce) provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company within 5 trading days of the date it crosses such thresholds of the number of shares and voting rights it holds. The individual or entity must also notify the Autorite des marches financiers ("AMF") within five trading days of the date it crosses these thresholds, which will make the information public.

         If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

         In addition, the Company's articles of association (statuts) currently provide that any individual or entity, acting alone or in concert with others, must notify the Company by registered letter with acknowledgment of receipt within 15 days of acquiring or disposing of, directly or indirectly, 0.5% or any multiple of 0.5% of the Company's shares or voting rights. The notice must contain the name of the individual or entity, the name of the person(s) with whom it is acting in concert, as well as the total number of shares, voting rights and securities convertible into shares that such individual or entity holds, directly or indirectly, on its own or in concert with others.

         The combined general shareholders' meeting of May 12, 2005 will be asked to modify the current 0.5% threshold and raise it to 1% going forward.

         If any person fails to comply with this notification requirement, and provided that one or more shareholders holding at least 0.5% of the Company's share capital or voting rights so request (to be reflected in the minutes of the general shareholders' meeting), the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

3.1.12   Simplified Organizational Chart of the VE Group

         The simplified organizational chart that follows reflects the principal operating companies that are held, directly or through intermediate holding companies, by VE (by percentage of share capital) as of December 31, 2004 (VE and its subsidiaries, together, referred to as the "Group" or "Group VE").

  Simplified Organizational Chart of the Group's Principal Operating Companies

                               [Graphic Omitted]

3.2      GENERAL INFORMATION CONCERNING THE COMPANY'S SHARE CAPITAL

3.2.1    Changes to Share Capital and the Voting Rights Attached to Shares

         Any modification of share capital or of the voting rights attached to shares is subject to applicable legal requirements; the Company's articles of association (statuts) do not provide for any specific additional requirements.

3.2.2    Repurchase of Shares by the Company

         At the general shareholders' meeting held on May 12, 2004, the Company's shareholders approved a share repurchase program that authorized the Company to purchase, sell and transfer its shares at any time (including during public tender offers) and by any means, on the market or over-the-counter, including through block trades, issuance of convertible securities and combinations of financial derivative instruments granting rights to the Company's shares by means of conversion, exchange, reimbursement, exercise of warrants or other instruments, in an amount of up to 10% of the Company's share capital. This program allows the Company to repurchase or sell shares in response to market conditions, or in particular for the purpose of (i) regulating market prices of the Company's shares through systematic interventions in the opposite direction to the market, (ii) awarding stock options to directors and employees of the Company and/or the Group, in accordance with Articles L.225-177 et seq. of the French Commercial Code (Code de commerce), (iii) awarding shares to employees or, in certain instances, to executive directors, in accordance with applicable law (in particular Articles L.443-1 et seq. of the French Labor Code (Code du travail), (iv) financing external growth through exchange offers, share-based acquisitions or otherwise, (v) delivering shares to third parties upon exercise of options, warrants, exchangeable bonds or other instruments granting rights to the Company's shares, or (vi) optimizing the Company's asset and financial management, pursuant to which the Company may keep, sell, generally transfer or cancel in whole or in part its repurchased shares.

         The general shareholders' meeting of May 12, 2004 set the maximum repurchase price under the share repurchase program at (euro)1 billion, and granted the Board of Directors or its delegate all powers necessary to implement the program, in particular the power to set the terms and conditions of repurchases, place orders on a stock exchange, sign all transfer or sale orders, conclude all agreements or option contracts, and complete all other required formalities.

         An information memorandum (note d'information) relating to the share repurchase program approved by the general shareholders' meeting of May 12, 2004 received the approval (visa) of the AMF (n(degree) 04-278, dated April 14, 2004).

         The table below presents a summary of the transactions effected by the Company in its own shares under the share repurchase program, from May 13, 2004(4) to March 1, 2005.

--------------------------------------------------------------------------------

 Percentage of share capital held by the
 Company at March 1, 2005:                                 3.98%

 Number of shares cancelled during the past 24 months:     0

 Number of treasury shares held at March 1, 2005:          16,183,548

 Accounting value (not including provisions) of the
      treasury shares at March 1, 2005:                    (euro)459,301,729

 Market value of the treasury shares at March 1, 2005(5):  (euro)430,644,212

--------------------------------------------------------------------------------

---------------
4 Day following the date on which the share repurchase program was authorized.

5 On the basis of the closing price on March 1, 2005, i.e. 26.61 euros.

         Under the share repurchase program approved by the general shareholders' meeting of May 12, 2004 and up until March 1, 2005, shares were traded as follows by the Company:

-----------------------------------------------------------------------------------------------------------------
                      Total Gross Flow                         Positions Open at March 1, 2005

-----------------------------------------------------------------------------------------------------------------
                  Purchases       Sales/       Positions open for purchase         Positions open for sale
                                 Transfers
-----------------------------------------------------------------------------------------------------------------
Number of         8,199,908       873,722       Calls     Puts     Purchases   Calls sold      Puts     Sales
shares                                        purchased    sold     in the                  purchased   in the
                                                                    future                               future
-----------------------------------------------------------------------------------------------------------------
Average                                           0          0         0       1,500,000*       0          0
Maximum
Maturity
-----------------------------------------------------------------------------------------------------------------
Average Price       23.96          24.40
per Transaction
(in euros)
-----------------------------------------------------------------------------------------------------------------
Average                                           -          -         -         21.30          -          -
Exercise Price
(in euros)
-----------------------------------------------------------------------------------------------------------------
Amounts          196,439,854    21,320,631
(in euros)
-----------------------------------------------------------------------------------------------------------------

* These call options have maturities that fall between September 3, 2007 and October 19, 2007 (cf. below).


         The purchases, sales and transfers indicated above were undertaken in order to achieve the following principal objectives of the share repurchase program authorized by the May 12, 2004 shareholders' meeting:

         o the purchase and sale shares as a function of market conditions ; in particular, the Company repurchased 8,128,440 shares from Vivendi Universal at a price of 23.97 euros per share, pursuant to the terms of a sale agreement entered into on December 8, 2004 with Vivendi Universal and finalized on December 29, 2004;

         o a share capital increase reserved for Group employees, which the Company conducted on December 6, 2004. In connection with the implementation of the "secured" portion of such share capital increase, the Company sold a total of 1.5 million share purchase options (calls) to Calyon, the arranging bank for the share capital increase, on September 1, 2004, September 2, 2004 and September 17, 2004. These options may be exercised between September 3, 2007 and October 19, 2007. Each option carries the right to acquire one VE share, at a price of 21.30 euros per share; and

         o the financing of external growth. In connection with an acquisition by a subsidiary, the Company paid out 516,899 treasury shares pursuant to a contract dated December 15, 2004 which came into force on December 16, 2004. The value of the treasury shares was determined on the basis of the closing price of a VE share on the Premier marche(6) of Euronext Paris ("Euronext") the day before the effective date (December 16, 2004) of the transaction.

         ------------------

         6 Which became the Eurolist of Euronext Paris February 21, 2005.

         At March 1, 2005, Veolia Environnement held a total of 16,183,548 of its own shares, which represented 3.98% of its share capital. None of Veolia Environnement's subsidiaries held any shares, directly or indirectly, as of such date. Of this total:

         o 770,000 shares resulting from stabilizing transactions effected prior to December 2002 are reserved for the stock option program implemented by the Company's management board at its June 23, 2000 meeting. Options issued thereunder became exercisable beginning on June 24, 2003. No such options were exercised during the term of the Company's prior share repurchase program;

         o 4,230,619 shares resulting from stabilizing transactions effected prior to December 2002 were reclassified as "portfolio investments held as financial assets" on December 11, 2002 by the Company's management board;

         o 3,054,489 shares acquired from Vivendi Universal in December 2002 were reserved for transactions involving Group employees on December 11, 2002 by the Company's management board; and

             8,128,440 shares acquired from Vivendi Universal in connection with the shareholder restructuring conducted in December 2004 were reserved for stock option or other share programs on behalf of employees. Any shares not used for such purpose may also be cancelled.

         All shares repurchased in connection with stabilizing transactions effected after December 2002 were resold from time to time in order to reduce the total number of such shares to zero.

         The authorization for the share repurchase program described above will expire at the latest on November 12, 2005, subject to the adoption of the ninth resolution described below.

         The ninth resolution that is expected to be adopted by the general shareholders' meeting of May 12, 2005 contemplates the implementation of a new share repurchase program under the conditions described below.

         The authorization is designed to allow the Company to trade in its own shares for the purpose of (i) implementing stock option plans in accordance with Articles L.225-177 et seq. of the French Commercial Code (Code de commerce), (ii) awarding shares to employees in connection with a company savings plan established in accordance with applicable law (in particular Articles L.443-1 et seq. of the French Labor Code (Code du travail)), (iii) awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code (Code de commerce), (iv) delivering shares upon exercise of debt instruments granting rights to such shares, in accordance with stock exchange regulations, (v) retaining and later distributing shares to finance potential external growth, whether in exchange or as payment, (vi) for purposes of enhancing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to compliance procedures recognized by the AMF, (vii) the completion of purchases, sales or transfers by any means by an investment services provider, in particular off-market transactions, and (viii) canceling all or a portion of repurchased shares (subject to the adoption by the extraordinary general shareholders' meeting of May 12, 2005 of the 18th resolution).

         Share repurchases would be subject to the following conditions: (i) the number of shares that the Company is allowed to purchase over the course of the share repurchase program may not exceed 10% of share capital, or approximately 40,642,198 shares as of December 31, 2004, and (ii) the number of shares that the Company may hold at any given moment may not exceed 10% of share capital.

         The maximum repurchase price under the program would be (euro)37(7) per share (or the corresponding amount in any other currency). The Company may only make payments for share repurchases up to an aggregate amount of (euro)1 billion under the program. The shareholders' authorization for this program would expire at the latest on November 12, 2006, which is 18 months after the date of the shareholders' meeting asked to approve the program. This authorization would replace with immediate effect the prior authorization granted by the general shareholders' meeting of May 12, 2004, which is described above.

         The shareholders' meeting would grant the Board of Directors or its delegate broad powers to implement the program and set the terms and conditions of any repurchases.

         As of the date of filing of this reference document, the note d'information relating to this new share repurchase program had been submitted for approval (visa) to the AMF.

3.2.3    Share Capital as of December 31, 2004

         Number of shares issued:  406,421,983

         Nominal value per share:  5 euros

         Nominal value of total shares issued:  2,032,109,915 euros, fully paid

3.2.4    Share Capital Authorized But Not Issued

3.2.4.1  OCEANE

         On April 26, 1999, the Company issued 10,516,606 bonds ("OCEANEs") for an aggregate principal amount of 2,850,000,226 euros (par value 271 euros per OCEANE), which were convertible and/or exchangeable at any time into new or existing shares of Vivendi Universal or of the Company upon the initial public offering of its shares (on the day thereof). A prospectus relating to this issuance received the approval of the COB (now the AMF) under n(degree) 99-390 dated April 14, 1999. At the time of its initial public offering in 2000, the Company decided to convert the OCEANEs into new shares of the Company, at a rate of 10.213 new shares per OCEANE, which represented a share capital increase of 714,709,238 euros. The OCEANEs not converted, i.e. 5,331,058 OCEANEs, were repayable in January 2005 or exchangeable for shares of Vivendi Universal.

         On January 3, 2005, the Company redeemed 5,330,827 outstanding OCEANEs at par value plus an additional non-conversion premium of (euro)17 per OCEANE, representing (euro)288 per OCEANE, for an aggregate redemption price of (euro)1,568,379,191 including fees and coupon payment, and 231 OCEANEs were exchanged into 725 shares of Vivendi Universal.

3.2.4.2  Other Securities(8)

         o Status of shareholder authorizations adopted by the combined general shareholders' meeting of May 12, 2004:

------------------

7 The maximum purchase price (or the corresponding amount in any other currency) applies only to share repurchases decided on after the annual general shareholders' meeting held on May 12, 2005, and not to future transactions entered into pursuant to an authorization granted by a prior shareholders' meeting that provide for acquisitions of shares after the date of the shareholders' meeting held on May 12, 2005.

8 Includes only those shareholder authorizations that continue to be in force as of the date of filing of this reference document.

-----------------------------------------------------------------------------------------------------------------
   Securities concerned       Term of the      Maximum issuance                                  Total use of
                             authorization          amount             Maximum amount of        authorization
                              and date of       (in billions of     share capital increase     (in millions of
                               expiration           euros)          (in billions of euros)          euros)
-----------------------------------------------------------------------------------------------------------------
                               26 months
Bonds and similar            July 12, 2006             7                       -                      -
instruments*
-----------------------------------------------------------------------------------------------------------------

Share capital increase
through incorporation of       26 months
reserves**                   July 12, 2006           0.37                    0.37                     --
-----------------------------------------------------------------------------------------------------------------
Issuances without
preferential subscription
rights

Share capital increase         26 months               1                       1                      --
through use of various       July 12, 2006     (issuance of new         For all various
securities**                                        shares)         securities that may be
                                                                    issued (such amount to
                                                    and/or          be added to the amount
                                                                     above and the amount
                                                     4***                   below)
                                               (maximum nominal
                                              value of securities
                                               convertible into
                                                 shares of the
                                              Company that may be
                                                    issued)

                                              Within the limit of
                                               the total cap on
                                                 share capital
                                                 increases, as
                                               indicated in the
                                                  next column
-----------------------------------------------------------------------------------------------------------------
Issuances with
preferential subscription
rights

Share capital increase         26 months               1                       1                      --
through use of various       July 12, 2006     (issuance of new         For all various
securities**                                        shares)         securities that may be
                                                                    issued (such amount to
                                                    and/or            be added to the two
                                                                        amounts above)
                                                     4***
                                               (maximum nominal
                                              value of securities
                                               convertible into
                                                 shares of the
                                              Company that may be
                                                    issued)

                                              Within the limit of
                                               the total cap on
                                                 share capital
                                                 increases, as
                                               indicated in the
                                                  next column
-----------------------------------------------------------------------------------------------------------------

    * This authorization will be voided, as necessary and in application of the provisions of ordinance no. 2004-604 dated June 24, 2004, by the 10th resolution proposed for adoption at the combined general shareholders' meeting of May 12, 2005. In the event this 10th resolution is adopted, the Board of Directors' meeting of March 29, 2005 has delegated to its chairman and chief executive officer the power to authorize future bond issuances.

    ** This authorization will be voided and replaced by the authorization proposed for adoption at the combined general shareholders' meeting of May 12, 2005. See "Authorizations Proposed for Adoption at the Combined General Shareholders' Meeting of May 12, 2005" below.

    *** The secondary share capital increases that may be effected through primary issuance of securities convertible into shares are subject to the total cap on share capital increases which has been set at 1 billion euros.

-----------------------------------------------------------------------------------------------------------------
        Securities concerned                 Term of the             Maximum amount            Total use of
                                       authorization and date    (in billions of euros)        authorization
                                            of expiration                                 (in millions of euros)
-----------------------------------------------------------------------------------------------------------------
 Issuances reserved for employees*
                                                                  1.5% of share capital
                                                                  on the date the board
           Stock options                      26 months           of directors decides
                                            July 12, 2006            on the issuance              16.708
-----------------------------------------------------------------------------------------------------------------
 Issuances reserved for employees*            26 months                   0.06                     6.757
                                            July 12, 2006
-----------------------------------------------------------------------------------------------------------------
     Share Repurchase Program*                18 months                     1                     0.196**
                                            November 2005                  or
                                                                  10% of share capital
-----------------------------------------------------------------------------------------------------------------

    * This authorization will be voided and replaced by the authorization proposed for adoption at the general shareholders' meeting of May 12, 2005. See "Authorizations Proposed for Adoption at the Combined General Shareholders' Meeting of May 12, 2005" below.

    ** Total amount of acquisitions of VE shares occurring prior to March 1, 2005 in connection with the share repurchase program authorized by the combined general shareholders' meeting of May 12, 2004.


               o Authorizations Proposed for Adoption at the Combined General Shareholders' Meeting of May 12, 2005


-----------------------------------------------------------------------------------------------------------------

     Securities concerned       Term of the authorization and date    Maximum nominal amount of share capital
                                    of expiration increase                     (in billions of euros)
-----------------------------------------------------------------------------------------------------------------
Share capital increase                      26 months                                   0.37
through incorporation of                  July 12, 2007               (such amount subject to the total global
premiums, reserves, profits                                            cap on share capital increases of 2.7)
or other items
-----------------------------------------------------------------------------------------------------------------
Issuances with preferential                                                              1*
subscription rights                         26 months                 (such amount subject to the total global
                                          July 12, 2007                cap on share capital increases of 2.7)
Share capital increase
through use of various
securities

-----------------------------------------------------------------------------------------------------------------
Issuances without                                                                        1*
preferential subscription                   26 months                 (such amount subject to the total global
rights                                    July 12, 2007                cap on share capital increases of 2.7)

Share capital increase
through use of various
securities

-----------------------------------------------------------------------------------------------------------------
Issuances reserved for                                                                 0.02**
employees                                   26 months                 (such amount subject to the total global
                                          July 12, 2007                cap on share capital increases of 2.7)
Stock options
-----------------------------------------------------------------------------------------------------------------
Issuances reserved for                                                                 0.015
employees                                   26 months                 (such amount subject to the total global
                                          July 12, 2007                cap on share capital increases of 2.7)
Members of savings plans
-----------------------------------------------------------------------------------------------------------------
                                                                                       0.01**
Issuances reserved for                      14 months                 (such amount subject to the total global
employees                                 July 12, 2006                cap on share capital increases of 2.7)


Free award of new or existing
shares
-----------------------------------------------------------------------------------------------------------------
                                            18 months                                    1
Share Repurchase Program                  November 2006                       or 10% of share capital
-----------------------------------------------------------------------------------------------------------------

   * The authorization proposed for adoption at the combined general shareholders' meeting of May 12, 2005 would give the Board of Directors the ability to increase this share amount (over-allotment or "greenshoe" option) in connection with any share capital increase (with or without preferential subscription rights).

   ** Or 1% of share capital on the date of the Board of Directors' decision.

3.2.5    Other Securities Convertible Into Shares

         In March 2001, Vivendi Universal issued (euro)1.8 billion principal amount of bonds due in 2006 that are exchangeable for existing shares of the Company held by Vivendi Universal. Each of the 32,352,941 bonds was initially exchangeable for 1 VE share (since increased to 1.0221 VE shares after adjustments). Between January 27, 2003 and February 17, 2003, 31,858,608, or 98.47%, of the outstanding bonds were redeemed early. Accordingly, as of December 31, 2004, 494,323 bonds remained outstanding, which may be exchanged for a total of 505,247 of the Company's existing shares, representing approximately 0.12% of its share capital. Because the bonds are only exchangeable into already existing shares of the Company, any exchange would not alter the share capital of the Company.

         In December 2001, the Company distributed one free stock warrant for each of its 346,174,955 shares to persons who held the Company's shares on December 14, 2001 (COB visa n(degree) 01-1412 dated December 10,
         2001). Subject to adjustments, including those resulting from the Company's capital increase with preferential subscription rights conducted on August 2, 2002 (cf. ss.3.3.2 infra), each 7 warrants will entitle the holder to subscribe for 1.009 shares of the Company, nominal value 5 euros per share(9), at a subscription price of (euro)55 per share. The warrants may be exercised at any time up to and including March 8, 2006. The warrants are listed on the Eurolist of Euronext (code Sicovam 64355). As of December 31, 2004, 99,526 warrants had been exercised, which resulted in the issuance of 14,218 new shares and a corresponding increase in share capital of (euro)71,090.

         As of December 31, 2004, the number of outstanding shares of the Company before exercise of outstanding warrants was 406,421,983 shares. At this date, if all of the outstanding warrants had been exercised, 49,884,301 new shares would have been issued, representing a 12.27% ownership dilution.

3.2.6    Non-Equity Securities

         In June 2001, a Euro Medium Term Note (EMTN) program was established for up to an aggregate amount of (euro)4 billion; on June 26, 2002, this limit was raised to (euro)8 billion.

         The principal issuances under the EMTN program that were still outstanding as of the date of filing of this reference document were the following:

         o An issuance of (euro)2 billion on June 27, 2001, bearing interest at a fixed rate of 5.875% and maturing on June 27, 2008;

--------------------

9 The reduction in the nominal value of VE's shares to 5 euros per share decided on April 30, 2003 did not have any impact on the number of shares that may be subscribed for through exercise of the warrants.

         o An issuance of (euro)500 million on November 8, 2001, bearing interest at a fixed rate of 4.75% and maturing on November 8, 2005;

         o An issuance of (euro)1 billion on February 1, 2002, bearing interest at a fixed rate of 5.875% and maturing on February 1, 2012;

         o An issuance of (euro)1 billion on May 28, 2003, bearing interest at a fixed rate of 4.875% and maturing on May 28, 2013;

         o An issuance of (euro)750 million on May 28, 2003, bearing interest at a fixed rate of 5.875% and maturing on May 28, 2018; and

         o An issuance of (euro)700 million on November 25, 2003, bearing interest at a fixed rate of 6.125% and maturing on November 25, 2033.

         During 2004, the Company conducted only one bond issuance under the EMTN program in the amount of US$27 million, which bears interest at U.S. LIBOR and matures on March 4, 2009. Further, during the first half of 2004, the Company redeemed (euro)150 million of notes outstanding under the June 2001 issuance ((euro)2 billion maturing on June 27, 2008) noted above.

         At December 31, 2004, EMTN debt amounted to 5,829.2 million euros, of which 5,329.2 million euros was set to mature in more than one year.

         Further, in 2003 the Company issued bonds totaling 404 million euros in a private placement in the United States in five separate tranches as follows:

         o Tranche A, B and C, maturing on January 30, 2013, in principal amounts of (euro)33 million at a fixed rate of 5.84%, 7 million British pounds at a fixed rate of 6.22%, and US$147 million at a fixed rate of 5.78%, respectively;

         o Tranche D, in a principal amount of US$125 million maturing on January 30, 2015, at a fixed rate of 6.02%; and

         o Tranche E, in a principal amount of US$85 million maturing on January 30, 2018, at a fixed rate of 6.31%.

         At December 31, 2004, the value of this debt amounted to (euro)305 million, all of which was set to mature in more than one year (see Chapter 5, note 16 to the consolidated financial statements).

         At December 31, 2004, the value of commercial paper (billets de tresorerie) issued by the Company amounted to (euro)1.057 billion.

3.2.7    Evolution in Share Capital as of December 31, 2004

-----------------------------------------------------------------------------------------------------------------
                                              Nominal       Nominal
   Date of                       Number of    Value Per    Value of                         Total Share   Total
 Shareholders'    Transaction     Shares       Share     Share Capital      Issue Premium    Capital    Number of
    Meeting                       Issued       Issued      Increase           (in euros)    (in euros)    Shares
                                             (in euros)    (in euros)
-----------------------------------------------------------------------------------------------------------------

    11/24/95      Formation           2,500      15.24*    38,112.25*               -      38,112.25*       2,500
-----------------------------------------------------------------------------------------------------------------

     4/9/99       Conversion              0          15        37,500               -         37,500        2,500
                  of share
                  capital
                  into euros
-----------------------------------------------------------------------------------------------------------------

     4/9/99       Share             997,500          15    14,962,500               -     15,000,000    1,000,000
                  capital
                  increase
-----------------------------------------------------------------------------------------------------------------

    12/23/99      Contribution  653,685,522         4.5  2,931,084,849      3,970,754  2,946,084,849  654,685,522
                  of shares
                  and change
                  in nominal
                  value
-----------------------------------------------------------------------------------------------------------------

    5/26/00       Regrouping            n/a        13.5           n/a             n/a  2,946,084,844.5218,228,507
  (with effect
from 6/16/2000)
-----------------------------------------------------------------------------------------------------------------

   7/19/00**      Share         127,946,448        13.5  1,727,277,048            -  4,673,361,892.5  346,174,955
                  capital
                  increase
                  and
                  conversion
                  of OCEANEs
-----------------------------------------------------------------------------------------------------------------

    6/21/00       Exercise of           817        13.5      11,029.5        33,905.5  4,673,372,922  346,175,772
  (management     stock
 board meeting    warrants
   of 4/8/02)
-----------------------------------------------------------------------------------------------------------------

    6/21/00       Exercise of           782        13.5        10,557          32,453  4,673,383,479  346,176,554
  (management     stock
 board meeting    warrants
  of 6/24/02)
-----------------------------------------------------------------------------------------------------------------

    6/21/00       Exercise of        12,550        13.5       169,425         520,825  4,673,552,904  346,189,104
  (declared by    stock
the chairman of   warrants
 the management
board on 8/2/02)
-----------------------------------------------------------------------------------------------------------------

    4/25/02       Share          57,698,184        13.5   778,925,484     750,076,392  5,452,478,388  403,887,288
  (declared by    capital
the chairman of   increase
 the management
board on 8/2/02)
-----------------------------------------------------------------------------------------------------------------

    4/25/02       Share           1,183,158        13.5    15,972,633      15,381,054  5,468,451,021  405,070,446
  (declared by    capital
the chairman of   increase
 the management   (Group
    board on      Savings
   12/31/02)      Plan)
-----------------------------------------------------------------------------------------------------------------
    6/21/00       Exercise of            13        13.5         175.5           539.5  5,468,451,196.5405,070,459
(meeting of the   stock
   management     warrants
    board of
    3/24/03)
-----------------------------------------------------------------------------------------------------------------

    4/30/03       Share                 n/a           5           n/a 3,443,098,901.5 2,025,352,295  405,070,459
                  capital
                  decrease
                  (through
                  decrease in
                  nominal
                  value per
                  share)
-----------------------------------------------------------------------------------------------------------------

    6/21/00       Exercise of             9           5            45          448.06  2,025,352,340  405,070,468
  (declared by    stock
  the chairman    warrants
   and chief
   executive
   officer on
    6/30/03)
-----------------------------------------------------------------------------------------------------------------

    6/21/00       Exercise of            47           5           235        2,341.99  2,025,352,575  405,070,515
  (declared by    stock
  the chairman    warrants
   and chief
   executive
   officer on
    2/17/04)
-----------------------------------------------------------------------------------------------------------------

   5/12/2004      Share           1,351,468           5     6,757,340   18,528,626.28  2,032,109,915  406,421,983
  (declared by    capital
  the chairman    increase
   and chief      reserved
   executive      for
   officer on     employees
    12/6/04)      (Group
                  Savings
                  Plan)
-----------------------------------------------------------------------------------------------------------------

* Rounded after conversion of original amounts from francs into euros. ** Decision of the former management board.

n/a = not applicable

3.3      BREAKDOWN OF THE COMPANY'S SHARE CAPITAL AND VOTING RIGHTS

3.3.1    Shareholders of the Company as of December 31, 2004

         The table below shows the ownership of the Company's shares and voting rights at December 31, 2004 by shareholders known to the Company. To the best of the Company's knowledge, no person other than those listed below directly or indirectly held 5% or more of the Company's shares or voting rights as of December 31, 2004.

--------------------------------------------------------------------------------------------------------------
               Shareholder               Number of shares     Percentage of      Number of       Percentage of
           (at December 31, 2004)                             share capital    voting rights     voting rights
--------------------------------------------------------------------------------------------------------------
Caisse des Depots et Consignations(1)        34,137,203             8.40%        34,137,203           8.75%
Groupe Societe Generale(2)                   26,708,356             6.57%        26,708,356           6.84%
Groupe Groupama(3)                           23,400,642             5.76%        23,400,642           6.00%
Vivendi Universal (4)                        21,523,527             5.30%        21,523,527           5.52%
EDF(5)                                       16,255,492             4.00%        16,255,492           4.17%
Veolia Environnement(6)                      16,183,548             3.98%                 -               -
Public and other investors                  268,213,215            65.99%       268,213,215          68.73%
--------------------------------------------------------------------------------------------------------------
Total                                       406,421,983              100%       390,238,435            100%
--------------------------------------------------------------------------------------------------------------


1) According to Caisse des Depots et Consignations' ("CDC") filing with French market authorities as of January 3, 2005 (AMF avis no. 205C0033 dated January 7, 2005). In its filing of April 23, 2003 with French market authorities (Euronext avis no. 2003-1290 dated May 5, 2003), CDC declared that it was acting as a medium-term institutional investor and that it retained the right to purchase additional shares based on market conditions, but that it did not intend to assume control of the Company.

2) According to Societe Generale's filing with French market authorities as of January 4, 2005 (AMF avis no. 205C0032 dated January 7, 2005, which was updated by avis no. 205C0043 dated January 10, 2005).

3) According to Groupama's filing with French market authorities as of December 30, 2004 (AMF avis no. 205C0030 dated January 7, 2005).

4) According to Vivendi Universal's filing with French market authorities as of December 30, 2004 (AMF avis no. 205C0031 dated January 7, 2005).

5) According to the register of the Company's registered shareholders (actionnaires au nominatif) as of December 31, 2004, which was prepared on the Company's behalf by Societe Generale on January 13, 2005. To the Company's knowledge, EDF's last share ownership filing with French market authorities occurred on December 30, 2002 (Euronext avis no. 2002-4424 dated December 31, 2002), in which EDF declared that it held 16,155,492 shares as of that date. EDF further declared in the November 24, 2002 addendum to the June 24, 2002 contract described in Section 3.3.2 below that it would hold the shares as a financial investment, that it did not seek to influence the Company's management and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

6) As set forth in the Company's monthly filing with French market authorities of transactions it has effected with respect to its own shares, filed on January 3, 2005 for the month of December 2004.

         Pursuant to the terms of an addendum dated November 24, 2002 to an agreement with investors dated June 24, 2002, as described in paragraph
         3.3.2 below, Vivendi Universal granted call options to certain investors that allowed them to acquire up to 82,486,072 shares of Veolia Environnement. These call options expired on December 23, 2004, as of which date none had been exercised.

         To the Company's knowledge, there are no shareholders' or other agreements existing between one or more shareholders, and there are no shareholders' or other agreements to which the Company or any significant non-listed Subsidiary is a party that could have material effect on the Company's share price, other than as set forth in paragraph 4.1.6.3 below and in Note 21 of the consolidated financial statements hereto, which include all material information relating to such agreements.

3.3.2    Changes In the Ownership of Share Capital During the Past Three Years

         The table below shows the principal changes in the ownership of the Company's share capital during the past three fiscal years.

                   ----------------------------------------------------------------------------------------------

                     As of December 31, 2002(1)      As of December 31, 2003(2)       As of December 31, 2004(3)
-----------------------------------------------------------------------------------------------------------------

                                          % of                             % of                           % of
  Shareholders      Number of    % of     voting    Number of    % of      voting    Number of    % of    voting
                      shares     capital  rights      shares     capital   rights      shares     capital  rights
----------------------------------------------------------------------------------------------------------------

Vivendi Universal   82,486,072   20.36%   20.83%    82,486,072    20.36%   20.83%    21,523,527    5.30%    5.52%
-----------------------------------------------------------------------------------------------------------------

Veolia              9,142,362     2.26%      -      9,195,942     2.27%       -      16,183,548    3.98%      -
Environnement
-----------------------------------------------------------------------------------------------------------------

Public and other   313,442,025   77.38%   79.17%   313,388,501    77.37%   79.17%   368,714,908   90.72%   94.48%
investors
-----------------------------------------------------------------------------------------------------------------

Total              405,070,459    100%     100%    405,070,515     100%     100%    406,421,983    100%      100%
-----------------------------------------------------------------------------------------------------------------

(1) As of December 31, 2002, French investors held approximately 72.5% of the Company's shares (and foreign investors the remaining 27.5%), the Company's directors and senior managers did not hold a material percentage of its shares and shareholders holding more than 5% of its share capital were Vivendi Universal, Caisse des Depots et Consignations, Groupama and Putnam Investment Management LLC/Putnam Advisory Company LLC (on behalf of its clients).

(2) As of December 31, 2003, French investors held approximately 72.9% of the Company's shares (and foreign investors the remaining 27.1%), the Company's directors and senior managers did not hold a material percentage of its shares and shareholders holding more than 5% of its share capital were Vivendi Universal, Caisse des Depots et Consignations, Groupama and JPMorgan Chase Bank (on behalf of its clients).

(3) As of December 31, 2004, French investors held approximately 70.55% of the Company's shares (and foreign investors the remaining 29.45%), the Company's directors and senior managers did not hold a material percentage of its shares and shareholders holding more than 5% of its share capital were those indicated in the table set forth under ss.3.3.1 above.

         o From the time of the Company's formation until March 31, 1999, SNEGE, a wholly-owned subsidiary of Vivendi Universal, owned 99.99% of its share capital. Between April 1 and April 9, 1999, Vivendi Universal acquired 100% of the Company's share capital at its nominal value.

         o In July 2000, the Company's shares began trading on the Premier Marche of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005, which reduced Vivendi Universal's equity participation in the Company from 100% to 72.3%.

         o In December 2001, Vivendi Universal sold over-the-counter a block of the Company's shares representing 9.3% of the Company's total share capital.

         o In July 2002, the Company conducted a share capital increase with preferential subscription rights. This capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors including Caisses des Depots et Consignations, Groupama, BNP Paribas, AGF, Societe Generale, Dexia, Caisses d'Epargne, Credit Lyonnais and Natexis Banques Populaires (the "Group of Declared Investors" or "GID (1)"), acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of shares not subscribed by the public. Following the transaction, the GID (1) held 9.4% of the Company's share capital.

         o On November 24, 2002, Vivendi Universal, the Company, the GID (1) and a group of new investors including EDF, Caisse des Depots et Consignations, Groupama SA, AXA, Compagnie d'Investissement de Paris SAS, Eurazeo, Aurelec, Dexia Credit Local, Caisse Nationale des Caisses d'Epargne, Assurances Generales de France Holding, CNP-Assurances, Credit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Credit Lyonnais, Mederic Prevoyance and Wasserstein Family Trust LLC (the "New Investors"), signed an addendum to the June 24, 2002 agreement(10) pursuant to which Vivendi Universal sold to the New Investors and to the Company a total of 82,486,072 of the Company's shares (of which 3,624,844 were sold to the Company, representing approximately 0.9% of its share capital at the time of sale) on December 24, 2002. The Company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 inclusive and December 23, 2004 inclusive, entitling the holder thereof to purchase one of the Company's shares at a price of (euro)26.50 per share. On the date that these call options expired, i.e. December 23, 2004, none had been exercised.

         o On December 31, 2002, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been initiated on June 27, 2002. The shares were subscribed for by FCPE SEQUOIA acting as intermediary on behalf of beneficiaries. Following this transaction, 1,183,158 new shares (nominal value 13.5 euros per share) were subscribed for at a price of 26.5 euros per share, causing share capital to increase by 15,972,633 euros and representing approximately 1.28% of the Company's existing share capital.

         o On December 6, 2004, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 16, 2004. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,351,468 new shares (nominal value 5 euros per share) were subscribed for at a price of 18.71 euros per share, causing share capital to increase by 6,757,340 euros and representing approximately 0.33% of the Company's existing share capital.

         o On December 8 and December 9, 2004, Vivendi Universal reduced its shareholding in Veolia Environnement by a total of 15% of share capital, reducing its interest from 20.36% of share capital to only 5.3%. Vivendi Universal reduced its holdings through (i) a private placement to investors involving 10% of share capital,
             (ii) a sale to Societe Generale involving 3% of share capital, and (iii) a sale to Veolia Environnement involving 2% of share capital, which closed on December 29, 2004.

3.3.3    Principal Legal Entities Controlling the Company

         As of the date of filing of this reference document, the Company's principal shareholders were Caisse des Depots et Consignations, Groupe Societe Generale, Groupe Groupama and Vivendi Universal, which held 8.40%, 6.57%, 5.76% and 5.30% of the Company's share capital, respectively (cf. ss.3.3.1 supra).

--------------------

10 Clauses published by the Conseil des marches financiers on January 27, 2003 under no. 203C0104.

3.4      TRADING MARKET FOR THE COMPANY'S SHARES

         The Company's shares have been listed on the Eurolist of Euronext since July 20, 2000 under ISIN code FR 0000124141 - VIE, Reuters code VIE.PA, and Bloomberg code VIE.FP. VE shares are eligible for the Service de Reglement Differe (SDR). The Company's shares have been listed on The New York Stock Exchange in the form of American Depositary Shares ("ADSs") since October 5, 2001 under the symbol "VE".

         Since August 8, 2001, the Company's shares have been included in the CAC 40, a main index published by Euronext Paris.

         The tables below set forth, for the past 18 months, the sales prices and the trading volume of the Company's shares on the Eurolist of Euronext and on The New York Stock Exchange.

         o   Eurolist of Euronext:

-----------------------------------------------------------------------------------------------------------------
                                            Price                                              Trading volume by
                                          (in euros)                       Trading volume by        capital
     Month  --------------------------------------------------------       number of shares     (in thousands of
                                                                                                      euros)
                          Average            High              Low
-----------------------------------------------------------------------------------------------------------------
                                                     2003(11)
-----------------------------------------------------------------------------------------------------------------
September                  18.89             19.79            17.33                42,965,820             811,804
-----------------------------------------------------------------------------------------------------------------
October                    19.38             20.10            18.54                30,303,240             587,210
-----------------------------------------------------------------------------------------------------------------
November                   19.14             20.23            18.08                44,420,147             850,278
-----------------------------------------------------------------------------------------------------------------
December                   20.29             21.78            19.40                34,509,197             700,246
-----------------------------------------------------------------------------------------------------------------
                                                      2004
-----------------------------------------------------------------------------------------------------------------
January                    22.23             23.30            21.30                30,349,069             674,589
-----------------------------------------------------------------------------------------------------------------
February                   23.40             24.47            22.37                32,508,068             760,662
-----------------------------------------------------------------------------------------------------------------
March                      23.01             24.56            21.93                33,892,691             779,858
-----------------------------------------------------------------------------------------------------------------
April                      22.89             23.69            21.95                29,409,068             673,248
-----------------------------------------------------------------------------------------------------------------
May                        22.08             22.70            21.06                33,454,569             738,723
-----------------------------------------------------------------------------------------------------------------
June                       22.84             23.68            21.56                31,496,123             719,526
-----------------------------------------------------------------------------------------------------------------
July                       22.57             23.52            21.72                22,452,731             506,712
-----------------------------------------------------------------------------------------------------------------
August                     21.67             22.48            21.02                21,985,012             476,423
-----------------------------------------------------------------------------------------------------------------
September                  22.77             23.54            21.16                38,680,874             880,788
-----------------------------------------------------------------------------------------------------------------
October                    23.69             24.05            23.11                30,191,649             715,107
-----------------------------------------------------------------------------------------------------------------
November                   24.31             24.97            23.64                29,860,436             725,850
-----------------------------------------------------------------------------------------------------------------
December                   25.18             26.63            23.70                47,608,878           1,198,644
-----------------------------------------------------------------------------------------------------------------
                                                      2005
-----------------------------------------------------------------------------------------------------------------
January                    26.32             27.50            25.21                38,791,680           1,020,913
-----------------------------------------------------------------------------------------------------------------
February                   26.84             28.42            25.52                41,108,795           1,103,253
-----------------------------------------------------------------------------------------------------------------

         Source: Euronext Paris

         o   New York Stock Exchange:

---------------------


11 Regarding trading volume by number of shares and by capital, a new definition was adopted by Euronext Paris in May 2003 in order to harmonize practices across Euronext's various local trading markets. For Euronext data provided before this date, trading volume included transactions conducted in the over-the-counter market. Since May 2003, market trading activity as defined by Euronext Paris includes transactions conducted on the NSC system, regulated off-market transactions and transactions involving option trading on Monep, but does not include transactions conducted in the over-the-counter market. Trading volumes after May 2003 may therefore be lower than those recorded under Euronext Paris' former definition of market trading activity.

     The "average" price is determined by dividing the volume of capital exchanged by the number of shares exchanged. These figures are calculated by Euronext, using its definition of trading market activity.

-----------------------------------------------------------------------------------------------------------------
                                            Price                                              Trading volume by
                                        (in dollars)                      Trading volume by        capital
     Month  --------------------------------------------------------       number of shares     (in thousands of
                                                                                                     dollars)
                          Average            High              Low
-----------------------------------------------------------------------------------------------------------------
                                                      2003
-----------------------------------------------------------------------------------------------------------------
September                        21.18            23.19            19.95              246,493               5,222
-----------------------------------------------------------------------------------------------------------------
October                          22.81            23.55            21.81              122,089               2,785
-----------------------------------------------------------------------------------------------------------------
November                         22.12            23.95            20.65              254,608               5,631
-----------------------------------------------------------------------------------------------------------------
December                         25.57            27.45            23.40              608,000              15,546
-----------------------------------------------------------------------------------------------------------------
                                                      2004
-----------------------------------------------------------------------------------------------------------------
January                          27.97            29.38            27.01              235,800               6,596
-----------------------------------------------------------------------------------------------------------------
February                         29.52            31.25            28.03              340,600              10,054
-----------------------------------------------------------------------------------------------------------------
March                            28.39            30.40            26.79              297,500               8,445
-----------------------------------------------------------------------------------------------------------------
April                            27.37            28.55            26.39              213,000               5,830
-----------------------------------------------------------------------------------------------------------------
May                              26.62            27.63            25.05              251,500               6,696
-----------------------------------------------------------------------------------------------------------------
June                             27.88            28.77            26.40               94,900               2,646
-----------------------------------------------------------------------------------------------------------------
July                             27.82            29.07            26.25               67,000               1,864
-----------------------------------------------------------------------------------------------------------------
August                           26.57            27.07            25.65               69,100               1,836
-----------------------------------------------------------------------------------------------------------------
September                        27.78            28.90            25.76               83,400               2,317
-----------------------------------------------------------------------------------------------------------------
October                          29.65            30.50            28.95              142,200               4,216
-----------------------------------------------------------------------------------------------------------------
November                         31.61            32.21            30.70              116,700               3,689
-----------------------------------------------------------------------------------------------------------------
December                         33.90            36.45            31.80              325,200              11,025
-----------------------------------------------------------------------------------------------------------------
                                                      2005
-----------------------------------------------------------------------------------------------------------------
January                          34.71            36.46            33.07              201,200               6,984
-----------------------------------------------------------------------------------------------------------------
February                         35.18            36.16            33.71              134,300               4,725
-----------------------------------------------------------------------------------------------------------------

         Source: Bank of New York

3.5      DIVIDENDS PAID BY THE COMPANY

3.5.1    Dividends per share during the last five fiscal years(12)


    ------------------------------------------------------------------------------------------------
             (in euros)             1999        2000          2001         2002           2003
    ------------------------------------------------------------------------------------------------
      Gross Dividend Per Share       0         0.825         0.825         0.825      0.825/0.605*
    ------------------------------------------------------------------------------------------------
       Net Dividend Per Share        0          0.55          0.55         0.55           0.55
    ------------------------------------------------------------------------------------------------
      Tax Credit (Avoir fiscal)      0         0.275         0.275         0.275      0.275/0.055*
    ------------------------------------------------------------------------------------------------
      Amount of Paid Dividends       0      189,895,712   187,509,688   217,757,951   217,917,234
        (without tax credit)
    ------------------------------------------------------------------------------------------------

    * The amount of the tax credit is 0.275 euro per share for individual shareholders and non-individual shareholders benefiting from the "parent-subsidiary" (mere-fille) regime, and 0.055 euro per share for non-individual shareholders not benefiting from the "parent-subsidiary" regime.

         A dividend payment of (euro)0.68 per share in respect of the Company's 406,421,983 outstanding shares carrying dividend rights as of January 1, 2005 will be submitted for approval at the combined general shareholders' meeting of May 12, 2005. Individual shareholders will have the right to a 50% tax abatement with respect to such dividends, in accordance with the French Finance Law of 2004. Investors should note that the French Finance Law of 2004 has significantly modified the tax regime relating to dividends received on or after January 1, 2005. As a result, shareholders are encouraged to consult their tax adviser.

3.5.2    Dividend Policy

         The Board of Directors sets the Company's dividend policy, and in doing so may consider a number of factors, including the Company's financial performance and net income, as well as the dividends paid by other French and international companies in the sector. The Company cannot guarantee the amount of dividends that may be paid in respect of any fiscal year.

-----------------------

12 The Company was created in 1994, but has only been at the head of VE Group since 1999, as described in paragraph 4.1 below. Before this date, it did not distribute dividends.

3.5.3    Period During Which Dividend Payments Must be Claimed

         Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

3.6      RELATIONS BETWEEN THE COMPANY AND VIVENDI UNIVERSAL

         Share Capital of the Company

         Vivendi Universal formally created the Company in 1999 by grouping together the majority of its existing environment-related operations. Prior to July 2000, the Company was a wholly-owned subsidiary of Vivendi Universal. Following the Company's initial public offering on the Premier Marche of Euronext Paris in July 2000, Vivendi Universal held 72.3% of the Company's shares.

         In December 2001, Vivendi Universal sold a block of the Company's shares and thereby reduced its equity participation in the Company from 72.3% to 63.05%.

         In June 2002 and December 2002, Vivendi Universal sold additional blocks of the Company's shares and thereby reduced its equity participation in the Company from 63.05% to 20.36%.

         Finally, in December 2004, Vivendi Universal further reduced its equity stake such that it held only 5.3% of the Company's share capital at the end of this period.

         Transfer of Participations and Interests

         In order to complete the separation of Vivendi Universal and the Company, the Company entered into a Master Agreement with Vivendi Universal dated December 20, 2002, as well as an ancillary cooperation agreement, pursuant to which both parties agreed to the transfer of various securities and interests historically held by Vivendi Universal in companies related to the Company's environmental management services business. As of December 31, 2004, Vivendi Universal had transferred substantially all of these interests to the Company.

         Financial Agreements

         The Company entered into a number of agreements with Vivendi Universal in connection with its formation and the initial public offering of its shares. These agreements established the financial relationship between Vivendi Universal and the Company. Following transactions that occurred during 2004, the following agreements remained between Vivendi Universal and the Company:

         o   Loan Agreement of June 19, 2000

         On June 19, 2000, the Company and Vivendi Universal entered into a loan agreement which was terminated pursuant to an agreement dated January 13, 2003, except for provisions relating to the shareholder's account, which could be temporarily and automatically reactivated at any time that a holder of the Company's OCEANEs exercised its right to exchange its OCEANEs into shares of Vivendi Universal (cf. ss.3.2.4.1 supra). Upon maturity of the OCEANEs on January 3, 2005, 231 OCEANEs were exchanged for 725 shares of Vivendi Universal. As a result, the Company was required to reimburse Vivendi Universal a total amount of 62,601 euros. Following this reimbursement, the June 19, 2000 loan agreement has been fully terminated.

         o   Guarantee Agreement

         In connection with the Company's assumption of control of Vivendi Universal's water and energy services operations, the Company replaced Vivendi Universal in 2000 as managing partner (associe commandite) of Vivendi Universal's water and energy services subsidiaries. As managing partner of these subsidiaries, the Company assumed Vivendi Universal's statutory obligations for the financial management of such subsidiaries' expenses in France related to the maintenance and replacement of equipment, in discharge of their contractual obligations.

         Under a guarantee agreement dated June 20, 2000, as modified on December 20, 2002, Vivendi Universal agreed to indemnify the Company for any loss that it suffered as a result of its having assumed such obligations, in instances where the Company's reimbursement of expenses associated with the maintenance or replacement of equipment exceeded the related contributions the Company received from such subsidiaries. On December 21, 2004, Vivendi Universal delegated its obligations under the guarantee agreement to Societe Generale in respect of the 2004 fiscal year and onward, which the Company accepted. At the time of such delegation, the parties took note of the guarantee limits already in place, and set forth the maximum amounts that the Company could seek from Societe Generale under the guarantee agreement in respect of the 2004 fiscal year and subsequent fiscal years. In 2004 value, the total maximum amount guaranteed by Societe Generale was (euro)207.26 million. The Company may draw on this guarantee annually in an amount of up to
         (euro)34.66 million per year (which amount shall increase by 4.5% annually). The last fiscal year in respect of which the Company may claim reimbursement under the guarantee agreement is 2011.

         o   Counter-Guarantee Agreement

         Prior to the Company's formation and the initial public offering of its shares, Vivendi Universal granted a variety of guarantees (for an initial amount of (euro)6 billion) to third parties on behalf of the Company's subsidiaries, generally in connection with those subsidiaries' attempts to obtain contracts, receipt of funds from bank financing and sales of assets (the "subsidiary guarantees"). The Company has entered into a counter-guarantee agreement dated June 20, 2000, pursuant to which it will indemnify Vivendi Universal for any costs, losses or expenses it incurs in connection with the subsidiary guarantees. The Company is also required to use its best efforts to obtain the consent of beneficiaries of the subsidiary guarantees to the transfer of the subsidiary guarantees from Vivendi Universal to the Company or to the substitution of the Company for Vivendi Universal.

         Pursuant to the Master Agreement dated December 20, 2002, and in light of the transfer or expiration of certain of the guarantees initially covered by the June 20, 2000 protocol, the Company and Vivendi Universal have redefined both the list of subsidiary guarantees that will be transferred to, or otherwise counter-guaranteed by, the Company as well as the conditions under which Vivendi Universal can appeal the Company's counter-guarantee.

         As of December 31, 2004, the maximum aggregate amount that could become due under these subsidiary guarantees was approximately (euro)110.5 million.

         Aguas Argentinas

         Pursuant to the December 20, 2002 Master Agreement, the Company and Vivendi Universal agreed that Vivendi Universal would definitively remain the owner of shares of Aguas Argentinas, an Argentinean company, which were listed among the interests that the Company was supposed to acquire pursuant to an annex to the June 20, 2000 counter-guarantee agreement. As a result, Vivendi Universal definitively waived the counter-guarantee relating to this interest given by the Company pursuant to the June 20, 2000 agreement. In exchange, the Company agreed to pay, subject to a cap of US$5 million, the first sums due under Vivendi Universal's guarantees in respect of Aguas Argentinas' financial commitments.

         As of December 31, 2004, the amount guaranteed by the Company was fully paid in the amount of US$5 million. Accordingly, the Company does not have any further commitments or obligations to Vivendi Universal with respect to the above transaction. However, the Company does benefit from a return to better fortune clause, pursuant to which it may be reimbursed for all or part of the US$5 million it has paid to Vivendi Universal in the event that Aguas Argentinas returns to profitability.

3.7 RELATIONSHIP BETWEEN THE COMPANY AND FOMENTO DE CONSTRUCCIONES Y CONTRATAS (FCC)

         Until September 15, 2004, the Company held a 49% interest in the holding company B 1998 SL, which itself holds 52.5% of the Spanish company FCC (amounting to a 25.7% indirect interest in FCC on the part of the Company).

         During 2003, certain disagreements relating to the strategic development of FCC arose between the Company and its 51% co-shareholder in B 1998 SL, Ms. Esther Koplowitz. In the fall of 2003, negotiations began for Ms. Koplowitz to repurchase the Company's indirect interest in FCC. A contract for sale was signed on July 28, 2004 and came into force on September 15, 2004, pursuant to which VE sold to Ms. Koplowitz its entire interest in the holding company B 1998 SL.

         This contract put an end to the shareholders' agreement of October 6, 1998 between the Company and Ms. Koplowitz. The contract also ended a put option agreement, pursuant to which Ms. Koplowitz had the option, exercisable at any time through October 16, 2008, to require the Company to purchase her remaining 51% interest in FCC's holding company (see ss.4.1.4 and ss.5.1.1.3 below, as well as note 1 to the consolidated financial statements).

         This sale forms part of the Company's effort to refocus its activities on its historical environmental services business, which began in 2002. The Company and FCC have nevertheless retained their joint interests in the Spanish subsidiaries Proactiva Medio Ambiente(13) ("Proactiva") and FCC Connex Corporacion(14) (cf. ss.4.1.3.1 and 4.1.6.4 infra).

--------------------

13 Proactiva's shareholders have not entered into a shareholders' agreement. Accordingly, Proactiva's management is governed by its articles of association, which provide that shareholders have a preferential right to acquire any shares offered for sale by another shareholder.

14 Pursuant to a shareholders' agreement dated December 13, 2001, the shareholders of FCC Connex Corporacion (which are CGT, the transportation subsidiary of FCC, and Connex) are required to act in the company's best interest so as to avoid deadlock when strategic decisions are made. In the event of any deadlock, or in the event a shareholder fails to fulfill any of its obligations, the shareholders' agreement contains specific provisions relating to shareholder divestment. These provisions also apply in the event of a change in control of CGT or Connex. Under these provisions, Veolia Environnement or FCC, as the case may be, may require its partner to either repurchase the other's interest in the company or to sell its own interest, depending on the circumstances.

                                   CHAPTER 4
             INFORMATION RELATING TO VEOLIA ENVIRONNEMENT'S BUSINESS


4.1      PRESENTATION OF VEOLIA ENVIRONNEMENT

4.1.1 - Historical Background

The Company traces its roots back to the creation of Compagnie Generale des Eaux by Imperial decree on December 14, 1853. During the same year, Compagnie Generale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. Early on, it commenced developing its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), Paris (1860) and its suburbs (1869).

In 1980, Compagnie Generale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Generale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Generale d'Entreprises Automobiles (CGEA, which would become Connex and Onyx) and Compagnie Generale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

In 1998, Compagnie Generale des Eaux changed its name to Vivendi `and renamed its main water subsidiary Compagnie Generale des Eaux.

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created Vivendi Environnement to conduct all of its environmental management activities, which are today conducted under the names Veolia Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation).

On July 20, 2000, Vivendi Environnement shares were listed on the Premier Marche of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005.

In August 2001, Vivendi Environnement shares were included in the CAC 40, the main equity index published by Euronext Paris, and in October 2001 were listed in the form of American Depositary Shares for trading on The New York Stock Exchange.

During 2002, Vivendi, which had been renamed Vivendi Universal in 2000, progressively decreased its stake in Vivendi Environnement, such that it held only 20.4% of Vivendi Environnement's shares as of December 31, 2002, an interest that was reduced to 5.3% in December 2004 (cf. ss.3.3.2 supra). In April 2003, Vivendi Environnement changed its name to Veolia Environnement.

Since 2002, Veolia Environnement has been conducting a significant restructuring in order to refocus on its core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within its Water division conducting certain non-core activities, and with the sale of Veolia Environnement's indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

4.1.2 - General Description of Veolia Environnement

Veolia Environnement is a unique actor in the field of services related to the environment(15), offering a comprehensive array of services. Veolia Environnement has the expertise, for example, to supply treated water and to recycle wastewater at a customer's facility, to collect, treat and recover waste generated in the facility, and to supply heating and cooling services and optimize industrial processes used in such facility, all in an integrated service package designed to address the customer's unique circumstances.

Veolia Environnement's operations are conducted primarily through four divisions, each of which specializes in a single business: Veolia Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation). Through these divisions, Veolia Environnement currently provides water to approximately 100 million people, treats more than 51.7 million tons of waste, satisfies the energy requirements of hundreds of thousands of buildings for its industrial, municipal and individual customers and transports nearly 2 billion passengers per year. Veolia Environnement strives to offer services to clients that span across its four divisions, which are either packaged in the form of a single multiservices contract, or negotiated separately in the form of several contracts.

The following table breaks down Veolia Environnement's consolidated revenue for 2004 by geographic market and division, after elimination of all inter-company transactions.

2004 Revenues(16)

--------------------------------------------------------------------------------
(in millions of euro)  Water      Waste  Energy Services Transport   Total
--------------------------------------------------------------------------------
Europe                 8,086.3   4,368.8     4,951.1      3,064.6   20,470.7
--------------------------------------------------------------------------------
of which:              6,095.5   2,802.4     3,074.7      1,466.5   13,439.1

 France
--------------------------------------------------------------------------------
Other Europe           1,990.8   1,566.4     1,876.4      1,598.1   7,031.6
--------------------------------------------------------------------------------
Americas                568.1    1,325.6      47.9         276.7    2,218.2
--------------------------------------------------------------------------------
Rest of the World      1,150.4    525.6       36.5         271.7    1,984.4
--------------------------------------------------------------------------------
of which:               712.8     78.1        21.1          12.5     824.5

Africa-Middle East
--------------------------------------------------------------------------------
Asia-Pacific            437.7     447.5       15.4         259.2    1,159.9
--------------------------------------------------------------------------------
Total                  9,804.8   6,220.0     5,035.5      3,613.0   24,673.3
--------------------------------------------------------------------------------

4.1.3 - Strategy

4.1.3.1 - Veolia Environnement's Strategy

Veolia Environnement's strategy is to strengthen its position as a worldwide provider of integrated environmental services, by capitalizing as fully as possible on the growth potential of the environmental services market and by improving margins, while at the same time fulfilling client needs and fostering the durability of natural resources. This strategy relies on Veolia Environnement's expertise regarding contractual models, its general know-how and its competitive advantages.

---------------------

15 Unless otherwise indicated, information and statistics presented herein regarding market trends and Veolia Environnement's market share relative to its competitors are based on Veolia Environnement's own research and various publicly available sources.

16   On December 31, 2004, Veolia Environnement began applying the provisions of
     Article 23100 of CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement. These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues for the fiscal year in which they were sold. For the 2004 fiscal year, these businesses included FCC, Culligan and USFilter Corporation's equipment and short-term services businesses.

One business: environmental services

Veolia Environnement is a worldwide provider of environmental services, concentrating in four areas in particular: water, waste management, transportation and energy services. Veolia Environnement has made a strategic choice to concentrate only in these areas and to focus fully on its environmental services business. For instance:

         o since 2000, Veolia Environnement has decided not to be present in the primary energy production market, in order to focus more fully on providing services to clients that help to optimize their energy consumption;

         o in 2004, Veolia Environnement finished disposing of its industrial assets in the water sector (mostly in the United States) relating to equipment production and the short-term service activities generated thereby;

         o in 2004 as well, Veolia Environnement sold its minority interest in FCC, a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

A long-term commitment

Veolia Environnement's strategy consists of capitalizing on its ability to establish effective, long-term relationships with clients, an ability that Veolia Environnement has demonstrated for more than 150 years with respect to its water distribution contracts with public authorities, and over the past few decades with respect to its other activities. In addition, Veolia Environnement seeks to develop its presence in countries where conditions are favorable, and to offer services adapted to the needs of non-public clients, in particular industrial companies.

Public authorities seeking to improve the environment for citizens must be able to rely on a partner that can develop a long-term presence in an area, who can permanently improve the functioning, for example, of a water treatment or production facility, a waste incineration or landfill facility, or an urban heating network, or who can manage the public transport network of an area, with the utmost concern for issues of security, cleanliness and the rights of employees.

Long-term contracts adapted to the needs of each client

Veolia Environnement has developed a high level of expertise with respect to managing contracts across its four divisions, which allows it to commit itself to clients over the long-term. Veolia Environnement's main contracts last anywhere from a few years to several decades; an example of the latter is the 50-year contract entered into with the municipality of Shanghai during 2002. Over the past several years, Veolia Environnement has demonstrated its ability to adapt contracts to a variety of constraints in countries around the world involving a broad range of services.

Long-term contracts provide a measure of visibility both to clients and to shareholders of Veolia Environnement. For clients, whether they be public authorities or commercial or industrial companies, long-term contracts can also provide efficiency gains by providing them with a real partner for the future. Long-term contracts can lead to improvements in performance and productivity as part of a strategy that integrates, in addition to local factors, technical, labor and management considerations and, if necessary, financing of required infrastructure or investments. Industrial and commercial companies that enter into such long-term partnering relationships are able to focus their resources on their core businesses by relying upon a specialized service provider. Veolia Environnement's large range of skills and experience ideally positions it in the market for outsourcing of environmental services. Further, Veolia Environnement can adapt its contracts and its services to meet specific client needs.

Veolia Environnement therefore strives to provide its services under long-term contracts, which can provide a recurring revenue flow to Veolia Environnement over the course of several years. At the same, Veolia Environnement works to improve the profitability of its contracts over time, through consistent efforts aimed at optimizing operating performance.

Strong financing capability

Veolia Environnement knows how to partner with clients in order to help them finance required infrastructure, investments and other work, made possible through long-term contracts and optimized operating performance. Accordingly, Veolia Environnement has the ability, in particular through forming new partnerships and obtaining third-party financing, to help its clients realize their more ambitious projects. Such projects typically would involve the water, waste management and energy services sectors, and will often lead to a lasting improvement in the environment. At the same time, Veolia Environnement has been able over the past several years to successfully realize its strategy for reducing net debt, despite this willingness to partner with clients for all of their financing needs.

Continuous research efforts

Veolia Environnement's activities require substantial technical knowledge. The mastery of water production and treatment, along with the mastery of waste treatment and the development of increasingly efficient energy management, all require specialized teams whose skills are constantly expanding. Veolia Environnement has implemented a research program for all of its activities pursuant to which high-level researchers are currently preparing for the Group's future. These researchers are in direct contact with Veolia Environnement's operating teams so that clients can benefit from the latest technological developments (cf. ss.4.5.1 infra).

Strong presence of operating teams on the ground

In addition to tailoring its contract provisions to the specific needs of each client, Veolia Environnement also tailors its services to each client on an ongoing basis. Through call centers, Veolia Environnement's operating teams are quickly informed of any required responses.

In crisis situations, Veolia Environnement's operating teams have consistently shown their professionalism, commitment and solidarity, whether it be during the floods in Prague in 2003 or during the aftermath of the tsunami that struck southeast Asia on December 26, 2004 (cf. ss.4.8.2 infra).

In an original way then, Veolia Environnement combines the advantages of being a world leader with the ability to develop a local foothold for each of its operations.

Targeted international development

The needs of our planet in matters relating to the environment are significant. Numerous countries suffer from poor water quality, uncontrolled pollution, inefficient energy consumption and poor traffic conditions; accordingly, the need for skills in these sectors is significant. The opening of countries in Eastern Europe has amply demonstrated this. The opportunities for long-term growth in Veolia Environnement's business are therefore extensive.

Within this context, Veolia Environnement's strategy is to actively, yet carefully, develop its activities internationally. Veolia Environnement currently conducts nearly half of its activity outside France. Considering the growing needs in the area of environmental services, Veolia Environnement is in a position to pursue international growth selectively, by focusing on areas of strong economic development and countries where acceptance of Veolia Environnement's business model and the ability to fulfill long-term contractual commitments is most pronounced.

While pursuing growth in France and in Western Europe, Veolia Environnement also seeks to develop its business:

         o in the countries of Central and Eastern Europe, which are new entrants into the European Union;

         o in certain targeted Asian countries, in particular China, where there is a significant need for services related to urban growth and compliance with environmental standards; and

         o in large markets still mostly closed to management by environmental services companies like Veolia Environnement, such as the United States or Japan, whose medium-term potential is still important.

In 2000, Veolia Environnement also created Proactiva, a subsidiary held jointly with FCC, in order to coordinate the development of Veolia Environnement's and FCC's water and waste management activities in Latin America and the Caribbean (cf. ss.3.7 supra).

Veolia Environnement's solid international presence accordingly allows it to partner with its industrial clients around the world, while providing uniform quality service.

Development in the industrial sector

Veolia Environnement has developed recognized expertise in the industrial sector, and is capable of offering its industrial clients on five continents the entire range of its environmental services in the areas of water, waste management, energy services and transport. The complementarity of Veolia Environnement's various services, a strong attribute, allows it to satisfy all of its industrial clients' environmental needs. Veolia Environnement's three key strengths with respect to its industrial client service offerings are:

         o its ability to furnish the entire range of energy services necessary for the functioning of industrial processes, in particular energy fluids (steam, water, compressed air, etc.);

         o its ability to control the environmental impact of liquid, solid and gaseous waste;

         o its ability to accompany industrial clients around the world, thanks to its presence in nearly 80 countries and its experience in performing multiservice contracts.

Veolia Environnement currently views itself as the natural choice as privileged partner of industrial clients for all of their environmental service needs. Joining with industrial clients in their development, offering them innovative outsourcing solutions and building mutually beneficial and environmentally sound partnerships are at the heart of Veolia Environnement's ambitions for the future.

Rigorous management adapted to business needs so as to protect shareholder interests

A constant effort to improve the return on capital employed is a key factor in ensuring the sustainability of Veolia Environnement's development strategy, as well as the promotion of shareholder interests.

Structurally, Veolia Environnement's activities allow results and cash flows to be estimated with some accuracy. Veolia Environnement may therefore enter into contracts that call for it to finance certain investments. However, Veolia Environnement's operating and financial teams undertake new projects selectively, after having analyzed all of the risks involved. Further, these teams attempt to use debt leverage effectively in order to optimize the return on capital employed in the interest of shareholders.

The favoring of organic growth, the frequent search for financial partners to help finance new developments and Veolia Environnement's strong market position all help to contribute to realization of these objectives.

Focus on sustainable development

Sustainable development is part of the very nature of Veolia Environnement's activities. It is for this reason that Veolia Environnement has made it a part of its development strategy. Veolia Environnement partners with clients on a long-term basis in order to satisfy fundamental population needs, through an offering that seeks balanced development over the long-term.

Veolia Environnement has also attempted to impose this culture of responsibility and solidarity on its corporate management structure, by favoring internal mobility, enrichment of skills and recognition of professional accomplishments.

The constant pursuit of these values means that Veolia Environnement is currently well-positioned to respond to the needs and expectations engendered by the strengthening of environmental and health standards, as well as the increased sensitivity of the public, elected officials and industrial companies to environmental issues.

4.1.3.2 - Strategy by Division

Water

Through its specialized subsidiary Veolia Water, Veolia Environnement seeks to continue to develop its water services throughout the world. While doing so, it strives to ensure the safety of drinking water, the conservation of natural resources and the protection of the environment.

The market for water services has the potential to grow worldwide, supported by four factors in particular:

         o   population growth and higher urban density,

         o the strengthening of environmental and sanitary norms and regulations,

         o the growing acceptance of private sector operators as an alternative to public management, and

         o the attempt by industrial clients to refocus on their core businesses.

Given this growth potential, Veolia Environnement will selectively pursue its development in the water sector in order to optimize its use of resources, its operating costs and its profitability. Further, Veolia Water's technical expertise, research and development efforts and mobilization of local teams on the ground, combined with the restructuring it recently conducted to focus on its core activities, should all help enable it to take advantage of this favorable market environment.

The success of Veolia Water's new commercial offers in France during 2004 (analysis of the softness of bathing water, new methods for recovering sludge and non-collective wastewater treatment, etc.) also demonstrates Veolia Water's ability to expand the scope of its services within the water sector.

Continued development, together with the maturing of larger contracts and gains in productivity resulting from efficiency programs launched in 2003 (relating to purchases, information systems and sharing of best practices) should help support an improvement in the water division's operating income for 2005 and beyond.

Waste Management

Through its specialized subsidiary Onyx, Veolia Environnement seeks to pursue its development as one of the world leaders in the waste management sector. As is the case with the Group's other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries. As a result, capable experts who can provide services under cost-effective conditions and in accordance with environmental regulations are becoming more highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, Veolia Environnement has the following priorities for its waste management division:

         o developing its waste treatment capabilities and widening its technological lead in waste treatment and recovery;

         o strengthening the offering to industrial clients by capitalizing on its mastery of the entire waste management chain, while seeking to generate synergies with the Group's other operating divisions;

         o increasing the profitability of its activities by renegotiating tariffs, maximizing productivity and reducing structural costs; and

         o ensuring that all of its activities contribute to the development of high value-added services.

Energy Services

Through its specialized subsidiary Dalkia, Veolia Environnement seeks to become the uncontested European leader in the energy services sector. In 2000, Veolia Environnement entered into a strategic partnership in the energy services sector with EDF, a European leader in the production, distribution and sale of electricity, in order to be able to offer clients comprehensive energy services at the best possible price.

The opportunities in the sector are significant, due in particular to the opening of energy markets in Europe and the rapid development of countries in Central and Eastern Europe.

Veolia Environnement's strategic priorities are focused in four main areas:

         o deploying its service offerings in the deregulated energy markets of Europe;

         o developing its activities in the area of large heating networks, particularly in France and the rest of Europe, as it has done so successfully over the past few years in Poland and the Czech Republic;

         o developing its service offerings to industrial clients through the use of innovative technical solutions, often bringing together several of Veolia Environnement's skills in connection with an integrated service offering; and

         o promoting its integrated outsourcing services to public clients as it has done in the commercial and industrial sectors, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Finally, Veolia Environnement is also developing energy services in areas outside of Europe, notably in Latin America, Asia and the United States, which offer long-term opportunities for growth.

Transportation

Through its specialized subsidiary Connex, Veolia Environnement seeks to be the leading European private operator of public transportation services in Europe.

Between 2000 and 2020, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% (source: International Association of Public Transport). These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a foremost concern for the local authorities and inhabitants of large cities. Accordingly, such changes should help to support Connex's future development strategy.

The challenge for the Group in the transportation market is to carefully control its development, by anticipating risks and identifying the priority areas for growth. Veolia Environnement has therefore chosen to consolidate its presence in France and the rest of Europe, by profiting from the opening of various European markets to regulated competition.

In Europe, the markets in Germany, Spain, Italy and Central Europe in the area of railway transport in particular appear promising, while France appears a promising market as well in the longer term. North America and Australia are also priority areas for growth, and Veolia Environnement is carefully considering the market potential in China and Latin America, due to the opportunities they may present for the transportation division. Finally, Connex should be able to expand its rail freight transport activities in the wake of European Union legislation that has authorized the opening of such markets.

4.1.4 - Major Developments in 2004(17)(18)

Refocusing of Veolia Environnement's Activities

During 2004, Veolia Environnement refocused its activities in order to concentrate more fully on the development of outsourcing on behalf of public authorities, as well as on the provision of services involving long-term contracts with municipal or industrial clients.

Sale of U.S. Activities within the Water Division

On May 12, 2004, Veolia Environnement signed an agreement for the sale of USFilter Corporation's equipment and short-term services businesses to Siemens, for total consideration of US$1,015 million based on the amount of cash these businesses were expected to hold at closing. After application of the contractual price adjustment mechanisms(19), total consideration will amount to US$975 million, based on the sold businesses' working capital requirements and cash held on July 31, 2004, the date of closing, which occurred after approval by the relevant anti-trust authorities.

On July 22, 2004, Veolia Environnement also announced the signing of an agreement for the sale of its Culligan business to private equity firm Clayton Dubilier & Rice, for total consideration of US$612 million in cash. The transaction closed on September 30, 2004, following approval by regulatory authorities and satisfaction of other customary closing conditions.

These sales represent the final step in the implementation of the strategic refocusing of Veolia Environnement's water operations in North America, which was originally announced in September 2003. Including the sale of Everpure in late 2003 to Pentair and the sale of farmlands held by USFilter in California, followed by the sale of USFilter's equipment and short-term services businesses to Siemens and the sale of Culligan in 2004, the total proceeds generated from these sales amount to approximately US$2 billion.

Sale of FCC

On July 28, 2004, Veolia Environnement signed an agreement to sell its 49% stake in B 1998 S.L., the holding company that owns 52.5% of FCC, to a company controlled by Ms. Esther Koplowitz. The transaction allowed Veolia Environnement to reduce its net indebtedness by (euro)1.1 billion, and resulted in a total cash payment to Veolia Environnement of (euro)916 million (before transaction fees), including an exceptional dividend paid by B 1998 S.L. to Veolia Environnement prior to the sale. The transaction, which closed on September 15, 2004, was subject to applicable Spanish anti-trust regulatory approvals. For Veolia Environnement, the transaction was part of its strategy to refocus on its core environmental services activities. Further, the transaction allowed Veolia Environnement to strengthen its financial condition. At the same time, FCC will be able to pursue its development in its three main areas of activity: construction, cement and services (cf. ss.3.7 supra).

Continued Reduction by Vivendi Universal of its Shareholdings

In December 2004, Vivendi Universal reduced its holdings in the Company to 5.3% of share capital (down from 20.36% prior to such time).

--------------------------

17 The major developments occurring between January 1, 2005 and the date of filing of this reference document are described in chapter 7 below.

18 Any financial guarantees given in connection with the contracts mentioned below have been given in connection with the Company's normal operating activities. No material commitments have been made with respect to these contracts other than as described in Note 21 to the consolidated financial statements attached hereto.

19 An agreement on the purchase price adjustment was signed with Siemens on March 2, 2005.

Major Business Developments in 2004(20)

In 2004, Veolia Environnement won major new contracts that formed part of the Group's strategy to focus on its environmental services business, representing a continuation of efforts undertaken since 2000.

The evolution in Veolia Environnement's contract portfolio during 2004 reaffirmed the trends witnessed in prior years in both the municipal and industrial markets. Accordingly, growth opportunities continue to present themselves in Veolia Environnement's main geographical markets, driven by accelerated urbanization and more stringent environmental regulations. Veolia Environnement's comprehensive service offerings, which are focused in areas where it believes it has a competitive advantage, increasingly necessitate a higher level of technical expertise and involve the provision of higher value-added services, both of which should help to relieve pricing pressure despite the presence of other competitors in the market.

Pursuit of Targeted Geographical Development

Veolia Environnement pursued its targeted development in Asia, and particularly China, during 2004. It entered into two important water contracts, one in Guizhou province in southern China, and the other in Hohhot, the capital of Inner Mongolia (cf. ss.4.1.6.1 infra). Veolia Environnement also strengthened its presence in Germany (water), and in Central and Eastern Europe and the United States (transportation and waste management) through the signing of several important contracts.

The other major contracts won by Veolia Environnement in 2004 are described in paragraph 4.1.6 below.

High Level of Contract Renewals and Extensions

Veolia Environnement renewed a substantial number of contracts that were due to expire in 2004, reflecting the satisfaction and confidence of clients in Veolia Environnement's abilities and business model, in particular its high quality of services and technical expertise.

In the water division, for example, where contracts have come up for renewal mainly in France due to the longer maturity of the remaining contract portfolio, there has been a sustained level of contract renewal due to the confidence of municipal clients in Veolia Environnement's abilities. In the rest of the world, the expansions in the scope of services provided under a contract or the extensions in contract length that Veolia Environnement has successfully negotiated have also reaffirmed Veolia Environnement's choice of service offerings and its business model.

Veolia Environnement Foundation

The Veolia Environnement Foundation (Fondation d'Entreprise Veolia Environnement) was established in 2004. Its purpose is to organize the Group's philanthropic initiatives, and its founding members are Veolia Environnement itself along with its four divisions. The foundation has three main fields of action for the promotion of: (1) "solidarity" (provision of support to populations devastated by crisis or in need of development aid), (2) employment (creation or consolidation of jobs in the service sector), and (3) environment (support of research or educational initiatives in the area of the environment). The foundation may act, depending on the circumstances, in partnership with other humanitarian organizations like the Red Cross, with international organizations or with non-governmental organizations. In 2004, the foundation supported approximately 75 projects, including the construction of the Mother and Child Hospital in Kabul, the refurbishment of basement corridors used by sick children at the Armand Trousseau hospital in Paris, the establishment of skills training programs to facilitate re-entry into the workforce and the establishment of sports programs designed to foster social integration.

---------------------------

20 The dates indicated herein correspond to the date of announcement or signing of the relevant contract, or to the date on which operations began under the contract, depending on the circumstances.

Veolia Environnement Campus

Veolia Environnement's former Urban Environment Institute was renamed the Veolia Environnement Campus in January 2004. Established in 1994, the Veolia Environnement Campus is the initial and continuing education center of Veolia Environnement. It offers training to individuals by grouping together a training and apprenticeship center, training staff from all four of Veolia Environnement's divisions, a social observatory, partnerships with universities and a new factual-based study program.

"Veolia Environnement 2005" Efficiency Plan

The Group announced an efficiency plan at the end of September 2003 called "Veolia Environnement 2005", which the Group hopes will generate (euro)300 million in annual savings beginning in 2006. An operational pilot program has been implemented and a project team reporting directly to the Group's chief executive officer has been formed. The efficiency plan aims to generate savings through improvements to the Group's operational processes, purchasing functions and support functions, as well as through an optimized use of assets. The efficiency plan extends to all Group subsidiaries so as to take advantage of all possible synergies, in particular with respect to optimizing purchases, structural costs and operating efficiency. Veolia Environnement also intends to emphasize the sharing of best practices and the use of advanced technologies in order to help achieve the goals of its efficiency plan. The efficiency plan is being implemented according to schedule. Savings realized during 2004 amounted to (euro)126 million, of which (euro)116 million was included in EBIT (as defined below). Accordingly, Veolia Environnement continues to have an objective of (euro)300 million in annual savings beginning in 2006.

4.1.5 - Market Overview

4.1.5.1 - The Market for Environmental Management Services

Traditionally, environmental management services, which include water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation, have been provided in an uncoordinated manner, each by a different entity. Public authorities and industrial and commercial companies, moreover, have typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as industrial and commercial companies have continued to expand on a global scale and increasingly require environmental management services providers with a global reach.

Veolia Environnement believes that demand for integrated, customized packages of environmental management services is likely to grow around the world for the following reasons:

         o In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services as well as effective management are needed to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure. In addition, there is also an increase in public demand for high-quality and reliable environmental products and services.

         o Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently. As a result, public authorities are increasingly turning to the private sector to address their environmental needs.

         o Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner. This tendency creates a business opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

         o Large private firms and public authorities increasingly recognize that a "one size fits all" approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has grown.

         o The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach in order to simplify administration and ensure they receive consistent service at each of their facilities.

Veolia Environnement thinks that each of these trends, taken individually, creates significant opportunities for companies with its expertise, and, taken as a whole, they allow Veolia Environnement, in particular, to provide innovative and integrated environmental management services in markets around the world.

4.1.5.2 -  Clients

Veolia Environnement provides environmental management services to a wide range of public authorities, industrial and commercial customers and individuals around the world.

Public Authorities

Demand by public authorities has been influenced and strengthened by trends relating to the search for efficiency gains and innovative solutions, the rationalization of public purchases in pursuit of reduced costs, the reorganization in France of several municipalities, and a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

Within this context, Veolia Environnement believes that the historical model of "delegated public service management contracts", which leaves to public authorities the role of defining, organizing and overseeing the services provided to inhabitants, can be flexibly applied to satisfy the needs of each client, resulting in a mutually beneficial relationship between the private operator and public authority. Accordingly, Veolia Environnement believes that it can adapt to the different needs and expectations of public authorities around the world in order to assist them in (i) responding to the need for heightened efficiency and productivity in the provision of public services in order to control costs, (ii) accessing more sophisticated technical skills in order to resolve complex environmental problems, and (iii) responding to the demand for prompt and professional service expressed by end users.

In France in particular, Veolia Environnement intends to take advantage of a new French ordonnance dated June 17, 2004 allowing for the creation of a new form of partnership contract. The ordonnance allows public authorities to entrust private operators (who may be associated with financial organizations) with the entire responsibility for building and/or financing an installation and operating the services related thereto, in exchange for compensation that is set by the public authority as a function of performance (cf. ss.4.1.7.2 infra).

Industrial or Commercial Companies and Individuals

Veolia Environnement offers its industrial and commercial clients a large range of services, which generally aim to achieve the following two main goals in relation to the environment:

         o furnishing clients with the services necessary for their industrial processes (vapor, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof,

         o reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

Veolia Environnement often partners with such clients over the long term, and offers innovative solutions adapted to the needs of each industrial site.

Veolia Environnement believes that the further development of its industrial client base will be a significant area of growth. In particular, multiservice contracts entered into with industrial clients have assumed an increasingly important role and are expected to continue to do so (cf. ss.4.1.6.5 infra).

Regarding services to individuals and meter-reading services, Veolia Water and Dalkia offer household services in France through Proxiserve and Domeo, jointly held subsidiaries that provide assistance and maintenance relating to water, heating and gas services.

4.1.6 - Description of Veolia Environnement's Principal Businesses

4.1.6.1 - Water

Veolia Environnement, through its water division Veolia Water, the lead company of which is Compagnie Generale des Eaux, is the world's leading provider of water and wastewater services for public authorities and industrial companies. Further, Veolia Water is the world leader in the design of technological solutions and the construction of structures necessary to perform such services.

With approximately 67,800 employees around the world(21), Veolia Water serves more than 100 million people around the world and operates more than 5,000 contracts. Veolia Water has a permanent presence in more than 60 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium and the Netherlands. It is pursuing targeted growth in Eastern Europe, where it has enjoyed commercial success in recent years, in particular in the Czech Republic and Romania. Asia (China, South Korea and Japan) also remains a long-term target for development following the win of significant contracts in the region during the past two years.

With a portfolio of a more than 600 patents and a network of research centers in France and abroad employing more than 300 engineers, Veolia Water has mastered numerous technologies and tools within the water sector. As a result, Veolia Water is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and resource preservation.

Combined with an extensive geographical presence and more than 150 years of experience in the provision of services to public authorities and industrial clients, Veolia Water's technical aptitude provides it with a unique advantage in the water services market, which is growing increasingly competitive.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients. New solutions, such as desalination or re-use of treated water, may also be called for depending on an individual client's circumstances.

----------------------

21 As of December 31, 2004, including Proactiva's 1,633 employees who are active in water activities.

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of Veolia Environnement's water operations in each of the last three fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*     2004**     2003 (pro forma)***      2003       2002

    Revenue                  9,805                9,585       11,340      13,294
    --------
    EBIT                       831                  743          784       1,024
    --------

    * Includes Veolia Environnement's share in the results of the water activities of Proactiva, Veolia Environnement's joint venture with FCC. Results of the water activities of Proactiva were 100% consolidated in 2002, 2003 and the first half of 2004, and then 50% consolidated in the second half of 2004 following the sale of Veolia Environnement's interest in FCC. For purposes of the 2003 "pro forma" figures, results of the water activities of Proactiva were 50% consolidated.

    ** On December 31, 2004, Veolia Environnement began applying the provisions of Article 23100 of CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement. These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues or EBIT for the fiscal year in which they were sold. For the 2004 fiscal year, these businesses included, in the water division, Culligan and USFilter Corporation's equipment and short-term services businesses.

    *** Pro forma figures exclude the results of North American assets sold in 2003 and 2004 (i.e. Surface Preparation, Everpure, Culligan and USFilter's short-term equipment and short-term services activities) and FCC (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation).

Overview of Veolia Water

Veolia Water manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others (discussed further under "Contracts" below). They are generally contracts that involve the operation, design or construction of installations, with the public authority remaining the owner of assets (except in the United Kingdom and Chile) and the head of water policy. Further, recent legislative changes will allow Veolia Environnement to integrate more elaborate mechanisms into its contracts to address increases in value produced under the contract and the division thereof (e.g., productivity gains, improvement in the level of services, etc.), which will directly benefit the consumer as the end user of services. Veolia Water is often asked by public authorities to manage relations with consumers, and has developed specific services and information systems in order to do so.

In certain countries where public authorities wish to either implement new water and wastewater treatment systems or improve the functioning of existing ones, Veolia Water also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Water's outsourcing contracts with industrial and commercial customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

Relying on technologies designed and developed by Veolia Water Systems/OTV (a subsidiary specializing in technological solutions) in responding to the particular needs of the industrial market, Veolia Water not only designs and completes customized projects for industrial clients but offers them standardized solution kits as well. A large range of associated services, such as after-sale service, operational assistance, expert consultation and training, may also complement Veolia Water's offerings.

Service Contracts for Public Authority and Industrial Clients

The main focus of Veolia Environnement's water business is on water and wastewater management services for public authorities and industrial clients. Veolia Water provides integrated services that cover the entire water cycle, from collection from natural sources, treatment, storage and distribution of water, to collection, decontamination of wastewater and return to natural resources. Veolia Water's activities include the design, construction, management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Water also provides services to end users relating to water and wastewater treatment.

Veolia Water and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts adapted to local environments. Currently, Veolia Water and its subsidiaries are attempting to capitalize on the worldwide trend towards delegated management of municipal drinking water and wastewater treatment services.

In France, Veolia Water operates in over 8,000 municipalities under the name Generale des Eaux, supplying water to more than 26 million people and treating wastewater generated by more than 17 million people.

Generale des Eaux continues to develop its service offerings for industrial clients through its regional organization, and has accordingly developed a presence in the United Kingdom, Germany and the Czech Republic, as well as a presence in Asia and South Korea in particular. Veolia Water also contributes within VE Industries (as discussed further below) to the development of common service offerings of the Group, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Systems, Veolia Water is one of the world's leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. Veolia Water treats groundwater, surface water, brackish or sea water, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Water develops a complete range of differentiated solutions for the purification of water or the reduction or elimination of impurities in effluents. Veolia Water's recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

In addition, Veolia Water designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Through SADE, Veolia Water also designs, builds, renovates and recovers urban and industrial potable water and wastewater networks and conducts related work in France and around the world. SADE's services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from SADE's experience in this domain.

Description of Activities in 2004
---------------------------------

Veolia Water achieved solid revenue growth during 2004, within a context in which weather conditions returned to normal in Europe. It achieved this growth despite the reduction in revenues resulting from the restructuring of its activities in the United States (sale of equipment and short-term services businesses, commercial services and services to individuals).

Business was helped by a high level of contract renewal in France, sustained internal growth outside of France and new large projects in Asia. In 2004, Veolia Water won and/or renewed contracts representing expected total cumulative revenues of approximately 3.7 billion euros.

In France, public authorities continued the trend seen over the past few years of outsourcing the management of public services to private operators. Accordingly, the award of new outsourcing contracts to Veolia Water and amendments to existing contracts so as to enlarge the scope of services provided thereunder managed to compensate for any loss of revenue that occurred due to public authorities' deciding not to renew contracts in favor of direct management. In addition to the new contracts it won in 2004, Veolia Water renewed more of its contracts due to expire in 2004 than it did in 2003 (based on 2004 revenues), demonstrating the confidence of public authorities in Veolia Water's services.

Contracts renewed in 2004 represent expected total cumulative revenues of more than 730 million euros. Among the most important contracts renewed were those involving the cities of Rennes and Chartres (France). At the same time, Veolia Water lost 39 contracts (compared to 53 in 2003), representing approximately 0.15% of annual revenues from delegated public service management contracts in France.

In the rest of Europe, growth was strong generally but especially so in Germany, where at the end of 2004 Veolia Water acquired the water services company Stadtwerke in Braunschweig (Lower Saxony), and otherwise pursued its development on behalf of public authorities and industrial clients (either individually or through multiservices contracts signed with VE Industries). In the Czech Republic, Veolia Water signed a water management with Compagnie des Eaux de Kladno-Melnik (Central Bohemia), as well as a contract with a public water company in eastern Moravia involving the production and distribution of drinking water and the collection and treatment of wastewater.

In the United States, Veolia Water renewed about ten municipal contracts. It also won a contract that involves management of wastewater services for the islands of St. Thomas and St. Croix, and a significant extension of its contract with the city of Richmond in California.

In China, public authorities continued to award the Group delegated management contracts to improve and operate their sites. The most important contracts involved the cities of Hohhot, ZunYi and Weinan.

Finally, Veolia Water Systems' design and construction activity for new installations made significant progress during 2004, notably in France, the Netherlands and Russia. Further, in the area of construction and rehabilitation of urban and industrial networks, Veolia Water Systems enjoyed strong development, in particular in Romania and Hungary.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies(22).

---------------------------

22 Revenues expected under foreign contracts won during 2004 have been converted into euros at the rate of exchange prevailing on December 31, 2004. Accordingly, these amounts may differ from the amounts announced in earlier press releases.


-----------------------------------------------------------------------------------------------------------

   Public Authority       Month of    New          Duration      Estimated       Services to be Provided
          or              Signature   Contract    of Contract      Total
 Company and Location    of Contract  or Renewal                 Cumulative
        thereof                                                   Revenue

                                                                (in euros)
----------------------------------------------------------------------------------------------------------

France
----------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------

City of Rennes             January     Renewal     10 years     150 million    Production and distribution of
                                                                               water.
----------------------------------------------------------------------------------------------------------

City of Chartres          September    Renewal     10 years      85 million    Production and distribution of
                                                                               water and management of
                                                                               wastewater treatment services.
----------------------------------------------------------------------------------------------------------

SIAEP Tremblaye Claye       June       Renewal     12 years      47 million    Management of drinking water
Souilly                                                                        services.
----------------------------------------------------------------------------------------------------------

Europe

(outside France)
----------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------

V.A.K. Zlin (Czech          June         New       30 years     360 million    Production and distribution of
Republic)                                                                      drinking water, customer
                                                                               relations and wastewater
                                                                               collection and treatment on
                                                                               behalf of V.A.K.  Zlin, the public
                                                                               water authority for the eastern
                                                                               part of Moravia.
----------------------------------------------------------------------------------------------------------

Compagnie des Eaux de     November       New       20 years     600 million    Production and distribution of
Kladno-Melnik (Czech                                                           drinking water, customer
Republic)                                                                      relations and wastewater
                                                                               collection and treatment.
----------------------------------------------------------------------------------------------------------

Asia
----------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------

City of ZunYi (China)        May         New       35 years     210 million    Rehabilitation of ZunYi's two
                                                                               drinking  water  plants (600,000
                                                                               inhabitants), in the province of
                                                                               Guizhou.
----------------------------------------------------------------------------------------------------------

City of Hohhot (China)     October       New       30 years     600 million    Rehabilitation and operation of a
                                                                               drinking water production site,
                                                                               including a treatment plant and a
                                                                               well field.
----------------------------------------------------------------------------------------------------------

City of Weinan (China)     October       New       22 years     190 million    Rehabilitation and operation of a
                                                                               drinking water production site.
----------------------------------------------------------------------------------------------------------

North America
----------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------

Government of the U.S.      March        New       20 years      81 million    Management of wastewater services
Virgin Islands                                                                 for the islands of St.Thomas and
                                                                               St. Croix.
----------------------------------------------------------------------------------------------------------

City of Richmond           October       New       18 years      50 million    Operation and  reinforcement of
(California)                                                                   wastewater networks.
----------------------------------------------------------------------------------------------------------


Acquisitions and Divestitures in 2004

In 2004, Veolia Water completed implementation of its policy adopted in 2000 to refocus its operations on its core water businesses. In the United States, Veolia Environnement completed the sale of its Culligan business to private equity firm Clayton Dubilier & Rice for total consideration of US$612 million in cash, as well as the sale of USFilter Corporation's equipment and short-term services businesses to Siemens for US$1,015 million, before price adjustments (cf. ss.4.1.4 supra). Veolia Water's divestments worldwide generated proceeds of
(euro)1.6 billion in 2004 ((euro)1.3 billion in the U.S.).

In addition, Veolia Water integrated 33 companies into its group in 2004, of which 9 companies were located in France and 24 companies outside of France. Veolia Water also divested 33 companies in 2004, in addition to the divestitures previously mentioned (71 companies in the U.S.).

At the end of 2004, Veolia Water Systems finalized the acquisition of two companies, Wabag (now known as Kruger Wabag) and Elga Berkefeld, which provide technological water treatment solutions in Germany.

As of December 31, 2004, Veolia Water's group included 524 companies (compared to 595 in 2003), of which 452 companies were fully consolidated, 65 companies were proportionally consolidated and 7 companies were accounted for under the equity method.

4.1.6.2 - Waste Management

Veolia Environnement, through its waste management subsidiary Onyx, is the second largest operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Onyx is the only company that handles waste in all its forms and at all stages of activity. For example, Onyx manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authority and industrial clients.

With approximately 78,700 employees around the world(23), Onyx operates in 34 countries. Onyx has partnered with more than 348,000 industrial and commercial clients(24) and serves nearly 50 million inhabitants on behalf of public authorities.

During 2004, Onyx collected more than 32 million tons of waste and treated more than 51 million tons of waste (of which 48.4 million tons were non-hazardous household and industrial waste and 3.3 million tons were hazardous waste). As of December 31, 2004, Onyx managed approximately 630 waste treatment units.

The duration of Onyx's waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Onyx) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of Veolia Environnement's waste management operations in each of the last three fiscal years, after elimination of all inter-company transactions.

         (in millions of euro)*     2004     2003 (pro forma)**    2003    2002

         Revenue                    6,220               5,909     5,971    6,139
         --------
         EBIT                         457                 383       380      385
         --------

    * Includes Veolia Environnement's share in the results of the waste management activities of Proactiva, Veolia Environnement's joint venture with FCC. Results of the water activities of Proactiva were 100% consolidated in 2002, 2003 and the first half of 2004, and then 50% consolidated in the second half of 2004 following the sale of Veolia Environnement's interest in FCC. For purposes of the 2003 "pro forma" figures, results of the waste management activities of Proactiva were 50% consolidated.

    ** Results of the waste management activities of Proactiva have been 50% consolidated for purposes of the 2003 "pro forma" figures, to reflect the sale of FCC during 2004 (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation). Actual 2003 figures reflect 100% consolidation of the waste management activities of Proactiva.

Overview of Waste Management
----------------------------

Onyx furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

In addition, Onyx conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste for the following uses:

         o Onyx sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

         o Onyx transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

---------------------------

23 As of December 31, 2004, including Proactiva's 6,993 employees who are active in waste management activities. Excluding Proactiva's employees and the employees of companies controlled jointly with other companies of the Group, the number of employees amounts to approximately 71,000 as of December 31, 2004.

24 The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva's activities, unless otherwise indicated.

         o Onyx returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

         o Onyx produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Onyx:

         o waste management services and logistics for local authorities and industrial companies;

         o   sorting and recycling of materials; and

         o waste recovery and treatment through composting, incineration and landfilling.

Waste Management Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Onyx provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India). Onyx's services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Onyx provides cleaning services to its industrial and commercial clients' installations, including cleaning of offices and maintenance of production lines. In the commercial sector, Veolia Environnement provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services extend to food-processing plants, heavy industry and high-tech sites, where Onyx offers specialized cleaning services (high pressure or extreme high pressure cleaning). Onyx also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular. Finally, Onyx has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Onyx provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers. Onyx can also provide services following accidents and other incidents involving liquid waste.

Onyx has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services. Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Onyx's subsidiaries that is specialized in the management of hazardous waste.

Treatment of Polluted Soil

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Onyx has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2004, Onyx collected approximately 32.8 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites. More than 50 million people around the world benefited from Onyx's waste collection services in 2004.

Onyx collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green spaces and carries away "green" waste, such as dead leaves and grasses.

Onyx also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms). In 2004, Onyx collected approximately 1.7 million tons of hazardous waste.

Onyx offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Grouping of Waste

When waste is of the same type, it is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

Sorting and Recycling of Materials

Onyx treats waste with a view towards reintroducing such waste into the industrial production cycle. Onyx's recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. As the use of separate containers has become more widespread, selective collection services have become well developed.

Onyx received approximately 7 million tons of solid waste at its 219 sorting and recycling units in 2004, of which 4.8 million tons were recovered, including 2 million tons of paper. Onyx also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Onyx works in partnership with upstream industrial customers and with Veolia Environnement's CREED research center in order to develop new recycling activities. Onyx sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Onyx designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, thereby reducing waste management costs.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2004, Onyx treated nearly 52 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Onyx and Veolia Water work together to recover sludge from wastewater treatment plants. In 2004, Onyx recovered almost 1.8 million tons of waste at its 97 composting units. 198,000 tons of urban and industrial sludge were reintegrated by Onyx into the agricultural cycle through manure spreading.

Onyx's "Biodiv" service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery in the form of high quality compost.

Waste-to-Energy and Incineration

Onyx treats approximately 9 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 65 waste-to-energy recovery and incineration plants. Energy is generated from the heat created by incinerating waste at these plants. Onyx uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery is often the favored treatment solution in areas of high population density where there is insufficient space to construct landfills.

Landfilling and Energy Recovery from Waste

In 2004, Onyx treated approximately 30.3 million tons of non-hazardous waste in 147 landfills. Onyx has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants. Onyx currently has 118 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 48 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2004, Onyx treated 3.3 million tons of hazardous waste, of which 901,000 tons were incinerated in 18 incineration units for specialized industrial waste, 696,000 tons were landfilled in 8 class 1 landfills and 1.5 million tons were treated in 46 units by physico-chemical or stabilization methods. The remaining 273,000 tons were treated in 28 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and Onyx Environmental Services (in the United States), Onyx has a worldwide network of experts enabling it to become one of today's world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2004
---------------------------------

Among the commercial developments marking the year 2004 were the following:

In France, Onyx inaugurated a new waste landfill at Espira-de-l'Agly in the eastern Pyrenees. During the past 18 months, Onyx has created 14 million cubic meters of landfilling capacity for household and related waste in France. Further, Onyx unveiled "DIGITALE" in June, a new generation sorting facility located in Rilleux-la-Pape (northern Lyon). Highly automated and mechanized, this facility will allow 30,000 tons of selected waste to be treated per year.

In the United States, Onyx North America began operating under a contract that involves the collection, management, transfer and treatment of household and commercial waste in Pontiac, Michigan over a period of 20 years. In addition, Onyx North America signed a 3-year contract (renewable for 2 years) that involves the maintenance and cleaning of ten chemical and refining sites of British Petroleum (BP) located in eight different U.S. states. This contract was awarded just a few months after the win of a similar contract with BP in Germany, and the signing of a contract for industrial cleaning in the United Kingdom.

Onyx negotiated a 10-year extension of a contract for the operation, maintenance and management of a waste-to-energy recovery facility in Miami-Dade County (United States), currently the largest incineration facility with energy recovery capability in the world. Onyx also negotiated a 5-year extension of an integrated waste management contract with the city of Sheffield in the United Kingdom.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies(25).

----------------------------------------------------------------------------------------------------------------
  Public Authority       Month of     New Contract or   Duration of     Estimated       Services to be Provided
         or             Signature         Renewal         Contract        Total
Company and Location   of Contract                                      Cumulative
       thereof                                                           Revenue

                                                                        (in euros)
----------------------------------------------------------------------------------------------------------------

France
----------------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------------

Espira-de-l'Agly           June       Commencement of     23 years     168 million    Commencement  in June 2004
                                        activities                                    of activities at a new
                                                                                      class 2 landfilling
                                                                                      facility in Espira-de-l'Agly
                                                                                      near Perpignan (100,000 tons
                                                                                      per year).
----------------------------------------------------------------------------------------------------------------

Chatuzange Le Goubet      March        Expansion of       17 years     204 million    Operation of a class 2
                                      activities and                                  landfilling facility in
                                       extension of                                   Chatuzange Le Goubet
                                       contract term                                  (200,000-220,000 tons per
                                                                                      year).
----------------------------------------------------------------------------------------------------------------

SYCTOM of Paris and        July             New           5 years       21 million    Operation  on behalf of the
its suburbs                                                                           SYCTOM  of  Paris  and  its
                                                                                      suburbs (89 districts,
                                                                                      5.5 million inhabitants)
                                                                                      of a new sorting center
                                                                                      for selective waste
                                                                                      situated in Nanterre,
                                                                                      Hauts-de-Seine (28,000 tons
                                                                                      in 2004).
----------------------------------------------------------------------------------------------------------------

Dunkerque (North)          July             New           11 years      50 million    Operation of an energy
                                                                                      recovery plant in
                                                                                      Dunkerque, which is
                                                                                      currently being constructed
                                                                                      (launch expected in 2007).
----------------------------------------------------------------------------------------------------------------

Sivom de la Rive        September         Renewal         5 years       25 million    Waste collection in
Droite                                                    (plus a                     Bordeaux (involving 11
                                                           2-year                     areas surrounding extension
                                                          extension                   Bordeaux).
                                                           option)
----------------------------------------------------------------------------------------------------------------

----------------------

25 Revenues expected under foreign contracts won during 2004 have been converted into euros at the rate of exchange prevailing on December 31, 2004. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

----------------------------------------------------------------------------------------------------------------

  Public Authority       Month of     New Contract or   Duration of     Estimated       Services to be Provided
         or             Signature         Renewal         Contract        Total
Company and Location   of Contract                                      Cumulative
       thereof                                                           Revenue

                                                                        (in euros)
----------------------------------------------------------------------------------------------------------------

La Rochelle              October          Renewal         8 years       32 million    Operation of an energy
                                                                                      recovery unit with a
                                                                                      capacity of 63 kt/year.
----------------------------------------------------------------------------------------------------------------

Companies
----------------------------------------------------------------------------------------------------------------

Plateforme du           September        Extension        3 years       18 million    Installation of "in situ"
Batiment                                                                              disposal bins for
                                                                                      collecting the  hazardous
                                                                                      and non-hazardous
                                                                                      industrial waste of 22
                                                                                      stores.
----------------------------------------------------------------------------------------------------------------

Europe

(outside France)
----------------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------------

City of Sheffield        October         Extension        5 years      525 million    Integrated waste
(United Kingdom)                                                                      management; collection,
                                                                                      recycling and operation of
                                                                                      existing energy  recovery
                                                                                      units, as  well as
                                                                                      construction of a new
                                                                                      energy recovery unit.
----------------------------------------------------------------------------------------------------------------

Companies
----------------------------------------------------------------------------------------------------------------
                         February
BP (Germany)            and August          New           5 years       46 million    Contracts involving
                                                                                      industrial maintenance and
                                                                                      (very high) pressurized
                                                                                      waste services and
                                                                                      management, at sites in
                                                                                      Cologne and Gelsenkirchen.
----------------------------------------------------------------------------------------------------------------

North America
----------------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------------

City of Pontiac            June             New           20 years     185 million    Collection and management
(United States)                                                                       of waste in voluntary
                                                                                      drop-off centers, transfer
                                                                                      and treatment of household
                                                                                      and commercial waste
                                                                                      in the city of Pontiac,
                                                                                      Michigan.
----------------------------------------------------------------------------------------------------------------

 Miami-Dade County        August          Renewal         10 years    1,085 million   Operation of a
(United States)                                          (plus four                   waste-to-energy recovery
                                                           5-year                     plant (3,000 tons per day).
                                                          renewal
                                                          options)
----------------------------------------------------------------------------------------------------------------

Companies
----------------------------------------------------------------------------------------------------------------

Intel (United           September         Renewal         5 years       50 million    Worldwide waste management
States, Ireland,                                                        total (of     contract, approximately
Israel and China)                                                        which 37     75% of which will involve
                                                                       million will   activities in the U.S.
                                                                      come from the
                                                                          U.S.)
----------------------------------------------------------------------------------------------------------------

Pfizer                   December      New + Renewal      3 years       66 million    Multi-site waste management
                                                                                      contract (involving Connecticut,
                                                                                      Michigan, Pennsylvania and
                                                                                      Puerto Rico).
----------------------------------------------------------------------------------------------------------------

BP (United States)         July             New           3 years       33 million    Maintenance and cleaning
                                                                                      of ten chemical and
                                                                                      refining sites of British
                                                                                      Petroleum (BP)located in
                                                                                      eight different U.S.
                                                                                      states.
----------------------------------------------------------------------------------------------------------------

Asia
----------------------------------------------------------------------------------------------------------------

Public Authorities
----------------------------------------------------------------------------------------------------------------

Sydney (Australia)       February           New           5 years       11 million    Collection and recycling
                                                          (plus a                     of household waste.
                                                           2-year
                                                          renewal
                                                          option)
----------------------------------------------------------------------------------------------------------------

Acquisitions and Divestitures in 2004

In 2004, changes in Onyx's group of companies (acquisitions and divestitures) were limited in number and impact, having no material effect on Onyx's consolidation scope. In total, net changes in the scope of consolidation accounted for less than 0.2% of Onyx's consolidated revenues.

4.1.6.3 - Energy Services

Dalkia, the energy services division of Veolia Environnement, is the leading European provider of energy services to companies and municipalities. Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to profit from opportunities relating to the opening of gas and electricity markets in Europe, as well as from the increased preoccupation with sustainable development. Dalkia becomes a partner to its clients, helping them to optimize their energy purchases, improve the energy efficiency of their installations (both in terms of cost and atmospheric emissions) and profit from the trade in carbon dioxide emission licenses.

With approximately 43,300 employees around the world (as of December 31, 2004), Dalkia has a permanent presence in nearly 38 countries, located principally in France and the rest of Europe.

Dalkia is partly owned by Electricite de France (EDF), which holds 34% of its share capital and with which Dalkia is developing joint international offerings for international customers and eligible clients in France (i.e., those that have the right to choose their electricity supplier freely, which currently includes all professional entities). Dalkia's French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia. Outside France, Dalkia conducts its activities through Dalkia International, in which it holds a 76% interest and EDF holds the remaining 24%.

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of Veolia Environnement's energy services operations in each of the last three fiscal years, after elimination of all inter-company transactions.

         (in millions of euro)               2004         2003          2002

         Revenue                             5,036         4,654        4,571
         --------
         EBIT*                                 296           274          244
         --------

    * EBIT represents operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs, which corresponds to "operating income" as defined by French Reglement CRC 99-02.

Overview of Energy Services
---------------------------

Dalkia's activity focuses on optimal energy management. Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.

Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Dalkia's contracts to operate urban heating systems are typically long-term, lasting up to 25 or 30 years, while its contracts to operate thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

When possible, Dalkia offers its clients solutions utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, "process" heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. A combination of energy sources may also be selected so as to take advantage of the complementarity of each source.

Heating and Cooling Networks

Dalkia is one of Europe's leading operators of large "district" heating and cooling networks. Dalkia currently manages 620 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. Dalkia does not ordinarily own the networks it operates. Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of managing, maintaining and repairing them. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and commercial customers with integrated energy services, which include installation design, construction and improvement, energy supply, installation management and maintenance. Dalkia provides customers with a large range of technical services and manages approximately 80,000 energy installations throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom. It has thereby developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment. Industrial utilities services generated 27.5% of Dalkia's revenue in 2004.

In addition, Dalkia continues to pursue activities in a number of promising sectors, such as the maintenance of "white rooms" by Dalkia Technologies, a subsidiary of Dalkia. It specializes in the design and operation of controlled atmosphere rooms, and in electricity production through co-generation plants outside winter periods when tariffs are regulated.

Integrated Facilities Management

Facilities management contracts integrate a range of services, from thermal, electrical and mechanical equipment maintenance to logistics, into one global service. As a result, the client can meet its need for different services through one company. Dalkia provides facilities management services for its industrial or commercial customers (such as Coeur Defense or Canal+) at industrial, commercial, corporate office or health establishment sites.

Street Lighting Services

Citelum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures. In France, Citelum operates and maintains the lighting for the Paris beltway. Citelum also manages lighting and urban traffic for the city of Puebla in Mexico. During 2004 ("The year of China in France"), Citelum provided lighting services for the Eiffel Tower in Paris and the Forbidden City in Beijing.

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2004

In 2004, Dalkia won contracts representing expected total cumulative revenues of more than 2 billion euros, among which the principal contracts are:

In Italy, a contract for energy and fluid management on behalf of 34 hospitals and other care facilities in Rome and its suburbs for a period of 8 years, expected to generate total revenues of approximately 430 million euros during the entire period.

In Hungary, a contract for the construction of a new co-generation unit and provision of steam to Richter Gedeon Rt, the Hungarian leader in the pharmaceutical industry. This contract is expected to generate total revenues of approximately 80 million euros over a 6-year period.

In Sweden, a contract for the technical maintenance of all buildings (stations, garages, other real estate) of Jernhusen, a company which manages the real estate of Swedish railway companies. This contract is expected to generate total revenues of approximately 25.5 million euros over a 5-year period.

Dalkia renewed approximately 80% of its contracts due to expire in 2004, including a contract for the technical maintenance of infrastructure of the Stockholm metro for a period of 4 years (estimated total revenue of approximately (euro)3.5 million), and a contract for the global maintenance of a part of SFR's radio sites in France for a period of 3 years (estimated total revenue of approximately (euro)30 million). In addition, Dalkia won a 20-year contract extension for the delegated management of urban heating networks in Dubravka, a district of Bratislava in Slovakia (estimated total revenue of approximately (euro)50 million).

Dalkia lost contracts representing approximately 1.9% of its consolidated revenues. Among those not renewed were contracts with SMI Bourgogne and Rousselot, a facilities management contract with Synthomer in the United Kingdom and a contract ending upon the closing of Zuidpolder's building in Delft, the Netherlands.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies(26).

--------------------------------------------------------------------------------------------------------------

   Public Authority       Month of    New         Duration of      Estimated         Services to be Provided
          or              Signature   Contract      Contract         Total
 Company and Location        of       or Renewal                  Cumulative
        thereof           Contract                                  Revenue
                            or of
                           Renewal                                 (in euros)
--------------------------------------------------------------------------------------------------------------

France
--------------------------------------------------------------------------------------------------------------

Public Authorities
--------------------------------------------------------------------------------------------------------------

CHU Nancy                  August      Renewal      10 years      31 million     Operation and management of
                                                                                 thermal installations and
                                                                                 climate engineering (P1, P2,
                                                                                 P3) with integration of a
                                                                                 co-generation unit (4 Mw).
--------------------------------------------------------------------------------------------------------------

City of Montlucon          October     Renewal      20 years      62 million     Delegated public service
                                                                                 management of the heating
                                                                                 networks of Fontbouillant, Bien
                                                                                 Assis and Ville-Gozet in
                                                                                 Montlucon (completion of a
                                                                                 co-generation unit, involving
                                                                                 renovation and return to
                                                                                 compliance with applicable
                                                                                 standards).
--------------------------------------------------------------------------------------------------------------

Lyon-Villeurbanne          October     Renewal      25 years      500 million    Concession of the heating and
                                                                                 cooling networks of
                                                                                 Lyon-Villeurbanne, third
                                                                                 largest heating network in
                                                                                 France.
--------------------------------------------------------------------------------------------------------------

Companies
--------------------------------------------------------------------------------------------------------------

Peugeot Citroen            January       New        10 years    46 million per   Production and distribution of
Automobiles SA           (effective                                  year        energy and fluid, electricity
                            date)                                                distribution, management
                                                                                 of specific technical
                                                                                 equipment and maintenance
                                                                                 of rail links.
--------------------------------------------------------------------------------------------------------------

Europe


(outside France)
--------------------------------------------------------------------------------------------------------------

Public Authorities
--------------------------------------------------------------------------------------------------------------

Stockholm (Sweden)          March      Renewal      4 years       3.5 million    Technical maintenance of the
                                                                                 infrastructure of the Stockholm
                                                                                 metro.
--------------------------------------------------------------------------------------------------------------

----------------------------

26 Revenues expected under foreign contracts won during 2004 have been converted into euros at the rate of exchange prevailing on December 31, 2004. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

--------------------------------------------------------------------------------------------------------------

   Public Authority       Month of    New         Duration of      Estimated         Services to be Provided
          or              Signature   Contract      Contract         Total
 Company and Location        of       or Renewal                  Cumulative
        thereof           Contract                                  Revenue
                            or of
                           Renewal                                 (in euros)
--------------------------------------------------------------------------------------------------------------

Prince Charles             January       New        25 years      20 million     Refurbishing of thermal
Hospital (United                                                                 installations  at Prince Charles
Kingdom)                                                                         Hospital in  Wales, including
                                                                                 the installation of a new steam
                                                                                 network and a new co-generation
                                                                                 unit (500 KW).
--------------------------------------------------------------------------------------------------------------

City of Druskininkai       October       New        30 years      110 million    Concession of the city's
(Lithuania)                                                                      heating network.
--------------------------------------------------------------------------------------------------------------

City of Brezno              March        New        20 years      50 million     Delegated management of the
(Slovakia)                                                                       city's heating network.
--------------------------------------------------------------------------------------------------------------

Lazio Region (Italy)       October       New        8 years       430 million    Contract for energy and fluid
                                                                                 management on behalf of  34
                                                                                 hospitals and  other  care
                                                                                 facilities in Rome and its
                                                                                 suburbs.
--------------------------------------------------------------------------------------------------------------

Companies
--------------------------------------------------------------------------------------------------------------

Jernhusen (Sweden)        February       New        5 years      25.5 million    Technical maintenance of  all
                                                                                 buildings (stations, garages,
                                                                                 other real estate) of
                                                                                 Jernhusen, a company which
                                                                                 manages the real estate of
                                                                                 Swedish  railway companies,
                                                                                 located on  approximately 20
                                                                                 sites in Stockholm, Goteborg,
                                                                                 Malmo and Orebro.
--------------------------------------------------------------------------------------------------------------

Richter Gedeon Rt           March        New        6 years       80 million     Construction  of a new
(Hungary)                                                                        co-generation unit and
                                                                                 provision of steam to
                                                                                 Richter Gedeon Rt, the
                                                                                 Hungarian leader in
                                                                                 pharmacy services,
                                                                                 for its Kobanya site in
                                                                                 Budapest.
--------------------------------------------------------------------------------------------------------------

Heinz (United Kingdom)     August        New        15 years      18 million     Energy management for Heinz's
                                                                                 most important European canning
                                                                                 unit located in Kitt
                                                                                 Green, near Manchester.
--------------------------------------------------------------------------------------------------------------

Acquisitions and Divestitures in 2004

In the Czech Republic, Dalkia Morava and Ekoterm combined to form Dalkia Ceska Republika in February 2004. In the United Kingdom, Dalkia created Sterience Ltd., a company specialized in the provision of decontamination and sterilization services relating to medical material. In March, Dalkia acquired the heating and power station of Poznan (ZEP Poznan). In December, Citelium, Dalkia's subsidiary, created its first company in China (based in Shanghai) in partnership with the Oriental Pearl Group.

In total, over the course of 2004, Dalkia created or purchased 36 companies, and sold, liquidated or merged 34 companies. As a result, as of December 31, 2004, Dalkia held 365 consolidated companies, of which 165 were non-French.

4.1.6.4 - Transportation

Veolia Environnement, through its transportation division, Connex, is one of the world's leading private operators of ground transportation. Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Connex has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Connex estimates that the portion of the worldwide transportation market presently open to competition stands at (euro)50 billion, and that the portion not yet open to competition (thereby offering development potential) stands at
(euro)250 billion. The opening of transportation markets that has occurred over the past several years has been particularly pronounced in Europe, but has occurred on other continents as well.

Moreover, the worldwide trend of population movement towards urban areas increases the need for collective transportation services, thereby strengthening the market potential of areas that Connex seeks to service.

At the end of 2004, Connex had approximately 61,300 employees around the world. It has a presence in nearly 25 countries, and conducts its activity mainly in Europe. While continuing to strengthen its position in France, Connex benefits from a strong presence outside of France as well, where it earns approximately 60% of its revenues. In 2004, Connex pursued development in Australia and North America, as well as in Germany and certain other central European countries. This has helped to offset the effects of the discontinuation of services in the United Kingdom, which occurred during 2004.

Connex estimates that it provided transportation to nearly 2 billion travelers in 2004, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of Veolia Environnement's transportation operations in each of the last three fiscal years, after elimination of all inter-company transactions.

         (in millions of euro)                2004         2003          2002

         Revenue                              3,613         3,673        3,422
         --------
         EBIT*                                  103            93          116
         --------

    * EBIT represents operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs, which corresponds to "operating income" as defined by French Reglement CRC 99-02.

Overview of Transportation
--------------------------

Connex primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authorities with which Connex contracts generally own the heavy infrastructure Connex uses and typically establish schedules, routes and fare structures for the networks that Connex operates and manages. Connex primarily conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. Each contract between a public authority and Connex outlines the relations between the two parties, including payment to Connex and the risks to be borne by each, and typically lasts for a set period. Because the fares Connex charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Connex with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Connex is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as "Public Market" contracts in France). Connex's management contracts generally last from 2 to 12 years.

Connex's activities can be broken down into four principal categories: (i) city transportation (urban, urban beltway and other supplementary transportation services), (ii) intercity and regional transportation, (iii) passenger information services, and (iv) industrial markets.

City Transportation

Connex operates a number of bus networks, suburban trains, tramways and metros and provides customized services as well. Connex is either partially or fully responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), conducting marketing efforts and managing customer service.

In many urban areas, Connex provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority for a region. Connex also offers special integrated transportation services within networks managed by several different operators in an urban area, including the suburbs of Paris, Rouen, Saint-Etienne, Stockholm, Sydney and Dusseldorf, among others.

Connex operates ferry-boat services to complement its bus services in various urban areas. It does so in Toulon (France) and Goteborg (Sweden), for example.

Urban and Urban Beltway Transportation

In France, Connex operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy and Bordeaux. Connex is also the operator of the bus networks in Nice, Toulon (where tramway infrastructure is currently being installed as well) and 40 other French cities. Connex has a strong presence in the Ile-de-France region, where it operates numerous bus lines. It is the main private operator in the region, operating the networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Connex operates tramways and light rail networks in Gorlitz and Berlin (Germany), Dublin (Ireland) and Norrkoping and Stockholm (Sweden). Connex also operates the Stockholm metro, as well as bus lines in Scandinavia, Poland (Warsaw and numerous other cities), the Netherlands, Denmark (Copenhagen), the Czech Republic and Estonia.

Connex operates transportation services in several cities in Spain and Portugal through FCC Connex Corporacion (cf. ss.3.7 supra), which is jointly-owned by Connex and a subsidiary of FCC. Formed in 2002, FCC Connex Corporacion consolidates certain of Veolia Environnement's and FCC's transportation activities in Spain. Through this entity, Connex operates the Barcelona tramway and, as of October 15, 2004, the urban network for the city of Pampelune.

In the United States, Connex provides bus transportation services principally in the regions of Washington D.C., Baltimore and Los Angeles. Connex and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) also launched a contract for the management of suburban trains in the Boston area on July 1, 2003.

In Canada, Connex repurchased GVI in August 2004, a company that provides transportation services in the south suburbs of Montreal.

In Australia, Connex operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney. Since October 2004, it has also been operating bus services in Perth, Brisbane and Sydney.

In the rest of the world, Connex operates through partnership with other operators a high-frequency right-of-way bus system (BRT : Bus Rapid Transit) in Bogota (Colombia) and bus lines in Israel and Lebanon. In Israel, Connex is also part of the consortium that has been awarded the concession for the future tramway of Jerusalem.

Supplementary Services

Connex offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, in France Connex offers Creabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montlucon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States). Connex also manages all of the on-demand transportation services in the Nord Brabant region of the Netherlands.

Connex manages taxi services in Baltimore, Denver and the Netherlands. It provides transport for persons with reduced mobility in Bordeaux and other regions of France, as well as in the United States ("paratransit") and Canada.

Intercity and Regional Transportation

Connex provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Connex is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

Further, Connex has recently developed ferry transport service in areas such as Finnmark (Norway, since 2003) and Zeeland province (Netherlands).

In France, Connex has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country. Connex also operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities or sub-contracts with the Societe Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Connex has a strong presence in Germany, Denmark, Norway, Sweden, Finland, Slovenia, Belgium, Spain, the Czech Republic and the Netherlands. Through Eurolines, a company in which Connex has a 50% interest together with Keolis, Connex provides transport by motorcoach on regular international routes throughout Europe.

Passenger Information Services

Growth in Veolia Environnement's transportation business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Connex's efforts focus on adequately matching service offerings with demand for these services, and developing local information services relating to transportation systems for travelers.

Accordingly, Connex has developed the "Optio" system, a service that provides anyone who wants to use public transport in a region (regardless of the operator) with the information that they need. The service involves use of a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The "Optio" system currently operates in the department of Oise in France.

In addition, Connex has developed "Connector Plus", a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones. Connex has installed the "Connector Plus" system in Stockholm and is testing it in Bordeaux.

Connex has also recently created several internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

Industrial Markets

Beyond the personnel transport services provided by numerous subsidiaries in France and the rest of Europe, Connex is present in two areas of industrial activity which represent slightly more than 3% of its revenues: rail transport (freight transport and management of industrial rail junctions with related logistics) and airport services. At the beginning of 2004, Connex created a dedicated subsidiary, Connex Industries, for the purpose of grouping its European activities in these areas. In addition, Connex created a subsidiary in the Netherlands (Connex Cargo Nederland) in order to be able to provide services to markets in North Sea ports.

Rail Transport

In the area of freight transport, Connex operates a number of regional freight trains in France under sub-contract with SNCF, and offers rail transport services for long distance freight in Germany through its subsidiary Connex Cargo Logistics. After the opening of the European rail freight market to competition, Connex obtained its operator's license and security certificate in France in 2004. These documents will allow Connex to market itself directly to international clients, with services to be provided on rail freight corridors throughout Europe.
In the area of industrial rail junctions and related logistics, Connex manages junctions in France and Germany for customers in the automobile, petrochemical and refining industries with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services to airlines (freight transport on the platform of Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, 60% of the share capital of which is owned by Connex.

Connex intends to develop its industrial market activities by relying on Veolia Environnement's existing client network. It will focus in particular on those industrial market activities that will help to enrich the Group's offerings and constitute a growth area for Connex.

Description of Activities in 2004
---------------------------------

In 2004, Connex won several contracts as it pursued its expansion, among which the principal contracts are:

In Australia, a renewal and extension of a contract for the operation of the entire suburban rail network of Melbourne, expected to generate total revenues of approximately 1.35 billion euros during a 5-year period.

In Germany, following Connex's win in 2003 of a public tender to operate Germany's regional Marschbahn line, Connex strengthened its competitive position vis a vis Deutsche Bahn by winning a new rail contract in the Nordharz region, expected to generate total revenues of approximately 402 million euros during a 12-year period.

In the United States, a "Metrolink" contract for the suburbs of Los Angeles, expected to generate total revenues of approximately 70 million euros during a 5-year period. This marks the second contract (after Boston) that Connex has taken over from Amtrak, the prior operator.

In France, Connex was selected to manage the transportation network in Toulouse during 2005 (expected to generate total revenues of approximately 54 million euros during a 6-month period), which marks the largest city contract won by Connex in France since the one involving St. Etienne in 2000. During this time, the public authority in Toulouse will be conducting a bidding process for a 6-year contract to manage the transportation network, in which Connex intends to participate.

Connex renewed the majority (based on 2004 revenues) of its contracts due to expire in 2004, including in those in Nice, Toulon, St. Etienne and Chambery. No significant contracts were lost.

Connex's results in Scandinavia during 2004 were disappointing, however, in particular with respect to its bus activities in Sweden and Denmark and its "Norland" railway contract. Accordingly, Connex was forced to revise its outlook for the region, and decided to write-off (euro)70 million of goodwill recorded in connection with its acquisition of Linjebuss in 1998.

Connex pursued growth outside of France during 2004 by developing a presence in Canada and, at the end of the year, Switzerland.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies(27).

------------------------------------------------------------------------------------------------------------
   Public Authority    Month of       New      Duration of     Estimated        Services to be Provided
          or           Signature   Contract     Contract         Total
 Company and Location     of      or Renewal                  Cumulative
       thereof         Contract                                 Revenue
                         or of                                (in euros)
                        Renewal
------------------------------------------------------------------------------------------------------------
France
------------------------------------------------------------------------------------------------------------
Nice                  June        Renewal     7 years       595 million     Operation of urban network
                                                                            (tram and bus) for the
                                                                            community of Nice Cote d'Azur.
------------------------------------------------------------------------------------------------------------
Toulon                June        Renewal     8 years       314 million     Operation of urban network
                                                                            (tram and bus) for the
                                                                            community of Toulon Provence
                                                                            Mediterranee.
------------------------------------------------------------------------------------------------------------
Saint Etienne         July        Renewal     8 years       345 million     Operation of urban network
                                                                            (tram and bus) for Saint
                                                                            Etienne.
------------------------------------------------------------------------------------------------------------
Chambery              December    Renewal     6 years       156 million     Operation of urban network
                                                                            (bus) for Chambery Metropole.
------------------------------------------------------------------------------------------------------------

------------------------

27 Revenues expected under foreign contracts won during 2004 have been converted into euros at the rate of exchange prevailing on December 31, 2004. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

------------------------------------------------------------------------------------------------------------
   Public Authority    Month of       New      Duration of     Estimated        Services to be Provided
          or           Signature   Contract     Contract         Total
 Company and Location     of      or Renewal                  Cumulative
       thereof         Contract                                 Revenue
                         or of                                (in euros)
                        Renewal
------------------------------------------------------------------------------------------------------------
Toulouse              December    New         6 months      54 million      Operation of urban network
                                              (firm         (for 6 months)  (bus and metro) for the
                                              commitment)                   Syndicat Mixte des Transports
                                              + 4 + 2                       Toulousains.
                                              months
                                              possible
------------------------------------------------------------------------------------------------------------
Ille et Vilaine       October     Renewal     6 1/2 years     52 million      Operation of intercity lines
                                                                            in the department of Ille et
                                                                            Vilaine.
------------------------------------------------------------------------------------------------------------
Europe
(outside France)
------------------------------------------------------------------------------------------------------------
Germany               March       New         12 years      402 million     Rail contract in the Nordharz
                                                                            region.
------------------------------------------------------------------------------------------------------------
Netherlands           December    New         6 years       210 million     Operation of regional and
                                                                            urban bus services in the
                                                                            region of Apeldoorn, located
                                                                            in the province of Gelderland.
------------------------------------------------------------------------------------------------------------
Finland               May         New         6 years       55 million      Management of 12 bus lines, 62
                                                                            buses and 130 drivers in the
                                                                            city of Vantaa.
------------------------------------------------------------------------------------------------------------
Germany               May         New         10 years      70 million      Operation of regional trains
                                                                            in Brandenburg.
------------------------------------------------------------------------------------------------------------
Sweden                May         New         9 years       92 million      Operation of an urban
                                                                            transport network in the city
                                                                            of Vaxjo and an intercity
                                                                            network in Kronoberg county.
------------------------------------------------------------------------------------------------------------
North America
------------------------------------------------------------------------------------------------------------
Denver                June        New         3 years       22 million      Operation of a bus network in
                                              (plus a       (for 3 years)   Denver.
                                              2-year
                                              renewal
                                              option)
------------------------------------------------------------------------------------------------------------
Los Angeles           November    New         5 years       70 million      Metrolink: Operation of a rail
                                              (plus a       (for 5 years)   network in the suburbs of Los
                                              5-year                        Angeles.
                                              renewal
                                              option)
------------------------------------------------------------------------------------------------------------
Asia
------------------------------------------------------------------------------------------------------------
Australia             February    Renewal     5 years       1.348 billion   Operation of the entire
                                  and                                       suburban rail network of
                                  expansion                                 Melbourne.
------------------------------------------------------------------------------------------------------------
New Zealand           March       New         4 years       28 million      Operation of suburban trains
                                                                            of Auckland.
------------------------------------------------------------------------------------------------------------

Acquisitions and Divestitures in 2004

In August 2004, Connex acquired Groupe Autobus Viens Inc., an operator of urban and school-related transportation services in the south suburbs of Montreal, Canada. The acquisition price was 10.8 million euros. This marks Connex's first Canadian presence.

In August 2004, Connex purchased two bus companies: Transport Management Group in Perth and National Bus Company in Brisbane, Australia. The two bus companies' revenues totaled 25.9 million euros in 2003. The acquisition price was 16.4 million euros.

In October 2004, Connex acquired Montanesa (2003 revenues: 19.6 million euros), the company holding the concession for the urban and urban beltway transport network of Pampelune. The acquisition price was 1.8 million euros.

Connex also acquired some smaller companies in Europe (France, Poland, Slovenia and Germany) and the United States.

In total, over the course of 2004, Connex created or purchased 49 companies, merged 23 companies, sold 3 companies and liquidated 1 company. As a result, as of December 31, 2004, Connex held 429 consolidated companies (compared to 407 in
2003).

4.1.6.5 - Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Clients

Outsourcing and Multiservices Market

Veolia Environnement believes that its position in the environmental services market for industrial and commercial customers has allowed it to take advantage of the synergies that exist among its four divisions. The growth in this market, estimated to be greater than 10% per year, was initially driven by the development of outsourcing, as industrial companies sought to outsource certain peripheral activities to external service providers. This outsourcing trend covers all of Veolia Environnement's businesses, including energy services, water services, waste management services and the on-site management of rail junctions.

Veolia Environnement offers a "multiservices" alternative to its customers, which involves the provision of services by several of its divisions under a single contract. This allows Veolia Environnement to better respond to the expectations of certain customers who wish to outsource a range of services to a single service provider. This relationship also allows for greater technical synergies, economies of scale and commercial complementarity.

Veolia Environnement's largest multiservices contract, signed in 2003 with Peugeot Citroen Automobile, provides a good illustration of the synergies that are possible. The subsidiary created to service this contract, Societe d'Environnement et de Services de l'Est, manages all of the environmental services at Peugeot's sites in Sochaux, Mulhouse and Vesoul, involving more than twenty different activities. By delegating such a broad range of activities to Veolia Environnement, Peugeot Citroen Automobile is able to ensure the regulatory compliance of its sites, while realizing significant savings. These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the reassumed management of activities that were previously subcontracted, and the implementation of a new energy policy.

Veolia Environnement's Organization for the Provision of Multiservices

To develop this multiservices activity, Veolia Environnement has established a specific organization, VE Industries ("VEI"), to coordinate its various activities. While VEI plays a coordinating role, each of Veolia Environnement's divisions remains responsible for the ultimate performance of services falling within its expertise.

VEI prepares Veolia Environnement's bids for multiservice contracts, with a project manager from VEI appointed for each multiservices contract. Commercial projects and bids are prepared in coordination with Veolia Environnement's divisions, and are then submitted to a commitments committee before their submission to clients.

Later, contract performance is often entrusted to an ad hoc company formed by the divisions involved in the project, in particular when Veolia Environnement decides to utilize the personnel of one of its industrial clients. Each division participates in the share capital of such ad hoc company to the extent of its provision of services under the contract, with revenues and other financial items relating to the income statement and balance sheet of such ad hoc company being consolidated in each division's financial statements to the extent of its participation. Finally, Veolia Environnement has created a reporting body to follow the performance of these specialized companies.

Multiservices Contracts

Demand for multiservices contracts during 2004 was strongest outside of France, in particular in Germany and the United Kingdom. Therefore, in addition to the multiservices contracts entered into in 2003, notably with Alstom, Peugeot Citroen Automobile and Arcelor, Veolia Environnement entered into the following multiservices contracts in 2004:

-------------------------------------------------------------------------------------------------------------
    Company         Location       Month of    Duration     Estimated Total   Services to be Provided
                                  Signature       of           Cumulative
                                 of Contract    Contract        Revenue
                                                              (in euros)
-------------------------------------------------------------------------------------------------------------
VISTEON              Duren          March       10 years      60 million      Management of energy services,
Deutschland        (Germany)                                                  industrial fluids, water cycle,
GmbH                                                                          industrial waste, metallic
                                                                              residue, industrial cleaning
                                                                              and chemical products
                                                                              at VISTEON's production site,
                                                                              as well as management
                                                                              and maintenance of industrial
                                                                              and administrative buildings.
-------------------------------------------------------------------------------------------------------------
Corus               Trostre        October      10 years      78 million      Management and optimization of
Packaging Plus      (United                                                   Corus' existing effluent treatment
                    Kingdom)                                                  plant; construction, operation
                                                                              and maintenance of a new boiler
                                                                              facility; provision of on-site
                                                                              waste management services.
-------------------------------------------------------------------------------------------------------------

4.1.7 - Other Information Relating to Veolia Environnement's Business

4.1.7.1 - Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from regulatory changes, as well as the presence of experienced competitors.

Competition in each of the markets Veolia Environnement serves occurs primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for governmental authorities or non-outsourced divisions of industrial or commercial enterprises. In each of the markets in which Veolia Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

With regard to the provision of environmental services to industry in particular, Veolia Environnement's main competitors are Suez and RWE, which provide a range of services including energy, water and waste management. Certain actors in the area of electricity production also enrich their offering through the provision of industrial fluids. Veolia Environnement anticipates that other enterprises that compete with it in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

With regard to the provision of environmental services to public authorities, there has been a tendency over the last few years to return the provision of such services to local government control, which has reduced the number of delegated management contracts available in the market. Nevertheless, this tendency has remained fairly limited.

New actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments. The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure constructed to support the provision of comprehensive environmental services often reverts back to the client at the end of a contract's term. For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a true competitive presence in the market.

Water

Through Veolia Water, Veolia Environnement's principal competitors in the water sector are Suez (through its subsidiary Ondeo) and RWE (through its U.K. subsidiary Thames Water and its American subsidiary American Water Works). In addition, General Electric has recently entered the market for services to industrial companies as it consolidates all of its acquisitions in the water services sector into a single business unit.

At both the national and regional level, Veolia Environnement has a number of local competitors, particularly in the building and public works sectors. Examples of such competitors include Saur in France and FCC and Agbar in Spain. In the United States, competitors include American Water (a subsidiary of RWE) and United Water (a subsidiary of Suez). In Asia, various conglomerates (Marubeni, Mitsui, Kerry Utilities, Cheung Kong Infrastructure) have attempted to form partnerships in order to conduct water activities. Further, Veolia Environnement faces competition from newly emerging competitors, and from public establishments and local mixed public-private companies.

Waste Management

Through Onyx, Veolia Environnement's principal competitors in the waste management sector are either solely regional, or they cover only one part of the sector in which Onyx operates.

In Europe, where Onyx conducts the majority of its waste management activities, the principal competitor is Suez, acting through its subsidiary SITA.

Onyx has taken significant steps toward consolidating its market position in North America, where its principal competitor is Waste Management.

In Latin America, Onyx's operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

In the Asia/Pacific region, Onyx's main competitors are Cleanaway and Suez (acting through SITA), as well as various local companies.

Energy Services

The energy services market has many actors and Veolia Environnement, through its subsidiary Dalkia, therefore faces very dispersed competition. Veolia Environnement believes that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to its own presence and services are Suez (Elyo), RWE and Cofatech (GDF).

Transportation

Through Connex, Veolia Environnement's principal competitors in the transportation market are large private operators, primarily French or British, and public monopolies that conduct their activities in open markets. Major competitors include Keolis (which counts the SNCF as an industrial partner and shareholder but which also witnessed during 2004 the purchase of 53% of its share capital by 3i, an investment fund), Transdev (a subsidiary of the Caisse des Depots et Consignations, which has an alliance with the French metro operator, RATP), the Deutsche Bahn (the national rail operator in Germany) and the British groups Arriva, First Group, National Express (the Australian activities of which Connex acquired in 2004), Go Ahead and Stagecoach.

In North America, the transport company MV has adopted an aggressive pricing strategy that now positions it as a competitor, along with Connex's historical competitors in the market that include Laidlaw and the subsidiaries of the British groups First Group, National Express and Stagecoach (which in 2004 significantly reduced its U.S. activities by selling a part thereof to First Group). In the area of rail transport, Amtrak's persistent budget difficulties could lead the way to further delegated private management.

In Asia, Veolia Environnement anticipates that groups in China and Singapore may in the long-term become new competitors in an increasingly dynamic transportation market.

4.1.7.2 - Contracts

Veolia Environnement provides a range of services either directly to the customer making the request--for example, in connection with an outsourcing agreement Veolia Environnement has with a public authority or industrial or commercial company--or indirectly on behalf of such customer for the benefit of a third party--for example, in connection with the delegated public service management of a drinking water production and distribution service. The services Veolia Environnement provides are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources. They may also require management of works or infrastructure that are technically complex--an example would be a wastewater treatment network and purification plant. These works or infrastructure may either be provided by the client, or financed and constructed by Veolia Environnement itself.

Veolia Environnement's services to the public provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport and energy services. In numerous countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

- The public authority can decide to directly manage and provide public services on its own ("direct" or "internal" management), thereby limiting the number of projects granted to private operators like Veolia Environnement, or

- The public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the latter, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary to provide the services. The public authority may also request that the third party finance and construct any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies or other public entities.

Based on the different ways in which public authorities choose to manage the provision of public services, Veolia Environnement has developed various types of contracts to respond to their specific requirements. The contracts Veolia Environnement employs generally fall into one of two categories, depending on whether Veolia Environnement is entrusted with total responsibility for provision of a public service and whether Veolia Environnement has a financial and commercial relationship with end users:

- the public authority chooses to directly manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works, to whom it pays a set price under contract. Alternatively, the public authority may prefer a more expansive contract involving construction and management of services, which may include financing of required infrastructure. These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts (for example, a contract for building, financing and operating a water purification plant), or from now on in France as "partnership contracts", or

- the public authority entrusts a company with the responsibility for the full provision of a service, with the latter assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for and free to implement the means necessary to provide the service, but must do so in accordance with the terms set by the public authority in respect of expected performances and prices charged to end users. This is the logic of "delegated management", "concession" and Build, Own, Operate contracts, under which the entity that assumes management also assumes the "risks and perils" or "risks and advantages" to the extent its compensation is substantially a function of its operating results.

The general type of contract Veolia Environnement employs in a given instance does not in itself determine the specific operating conditions under which Veolia Environnement provides its services. Further, such contracts are subject to various nuances. Under Veolia Environnement's delegated public service management contracts, for example, even though Veolia Environnement is generally paid by the end users of the service, it sometimes receives compensation by the public authority as well. This can occur in the case of a management contract that provides for variable compensation by the public authority, based on the fulfillment of specific targets by the private operator.

The historic traditions of the various countries in which Veolia Environnement operates tend to favor one of the above-mentioned general contract types over the other. In France, for example, where there is a long tradition of granting concessions, delegated public service management contracts are often the preferred choice.

At the same time, France has adopted a new regulation dated June 17, 2004 that permits the development of "partnership contracts". This new legal form of contract allows a public authority to entrust a private operator with full management of public services, including construction and financing. The private operator is then compensated by the public authority following completion of various agreed upon performances.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation. All such contracts have, in most cases, the common feature of being long-term agreements.

Veolia Environnement also enters into outsourcing contracts for the management of complex services with its industrial and commercial clients, which are analogous to the contracts entered into with public authorities above.

Despite differences related to the nature of clients, the services contracted for and the nature of the legal systems in which Veolia Environnement operates, the expectations of Veolia Environnement's clients have tended to converge towards (i) a demand for transparency during the bid process and during contract performance, (ii) formation of a real partnership in search of ways to improve productivity and performance, and (iii) a desire for clear performance targets and variable compensation depending on achievement.

Veolia Environnement is also very attentive to contractual provisions, in particular when Veolia Environnement must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, Veolia Environnement possesses skills regarding contract analysis and control. The legal departments of Veolia Environnement's divisions are involved in the preparation of contracts, and controls are imposed on the implementation of Veolia Environnement's main contracts. Each year, Veolia Environnement's internal audit department includes a review of the contractual and financial stakes of Veolia Environnement's most significant contracts in its annual program.

4.1.7.3 - Intellectual Property

Veolia Environnement currently owns a significant number of patents and trademarks in France and other countries around the world that are of value to Veolia Environnement's business. However, Veolia Environnement believes that the diversity of its patents and trademarks does not make any of its activities dependent on any one of these patents or trademarks individually.

4.1.7.4 - Financing of Transactions

See paragraph 5.1.3 below.

4.1.7.5 - Property, Plants and Equipment

Veolia Environnement rents a building located at 36/38, avenue Kleber, 75116, Paris, France that it uses as its corporate headquarters. Veolia Environnement's and its divisions' senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

Veolia Environnement's real properties are relatively limited. Many buildings and installations that Veolia Environnement uses do not belong to it. Very often, service contracts are performed through use of buildings or installations belonging to the client. Veolia Environnement may also lease properties. Even when Veolia Environnement has legal ownership, Veolia Environnement may not have the right to dispose of such real property due to contractual provisions which obligate it to transfer these assets to the client or another successor at the end of a contract.

However, Veolia Environnement is sometimes the full owner of real property, including industrial installations, in particular for activities undertaken outside global contracts. In Veolia Environnement's waste management division, for example, Veolia Environnement may own CSDUs (storage centers for ultimate waste), and in its energy services division, Veolia Environnement may own co-generation plants.

4.1.7.6 - Marketing

Veolia Environnement markets its products and services by continuously offering to provide a more comprehensive range of environmental services to clients. The Company often sells its products and services by responding to requests for consultations (cf. ss.4.1.7.2 supra). These may be highly regulated events when it comes to a public authority conducting a public bid tender, but generally Veolia Environnement is able in such situations to take advantage of its reputation and know-how and propose a solution that is best adapted to a client's needs. In the absence of a formal bidding procedure, which is generally the rule for commercial clients, Veolia Environnement analyzes the environmental service needs of prospective clients and demonstrates to them how Veolia Environnement's services could improve the efficiency of their operations.

4.1.7.7 - Seasonality

Because of the diverse nature of Veolia Environnement's operations and its worldwide presence, Veolia Environnement's business is typically not subject to material seasonal variations. Veolia Environnement's results are only slightly affected globally, with the exception of Dalkia, which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be more elevated between May and September in the northern hemisphere, where Veolia Water conducts the majority of its activity.

4.1.7.8 - Raw Materials

Veolia Environnement purchases raw materials on a worldwide basis from numerous suppliers. Veolia Environnement seeks to accumulate and maintain a reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in its own facilities. Veolia Environnement undertakes to secure the supply of strategic materials through medium-term and long-term contracts. It has not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and it does not have any reason to anticipate any material difficulties in the future. However, the price of raw materials and supplies may vary substantially.

Fuel prices for instance have increased recently, and Veolia Environnement cannot anticipate the evolution of these prices in the future. Veolia Environnement's operations historically have not been, and are not expected to be in the future, materially affected in the long-term by changes in the price or availability of energy or other raw materials, as Veolia Environnement's contracts typically contain price adjustment and/or indexing provisions designed to compensate Veolia Environnement for increases in the cost of providing its services(28), which would assist the Company in passing along a portion of the rise in energy or raw material prices to clients (subject to a possible time period in which the Company would have to await reimbursement) (cf. ss.4.7.1 infra).

In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, which significantly reduces the impact of a rise or fall in fuel prices. In certain contracts, notably those involving the United States, Veolia Environnement is entitled to full compensation in the event of rising fuel prices.

In the waste management division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for clients that have contracts with Veolia Environnement, indexing clauses in those contracts generally allow the Company to pass along a good portion of its increase in such costs in the prices it charges to clients. For clients not bound by contract, increases in fuel costs are either fully or partially passed along to clients through an updating of tariffs or through commercial negotiation.

------------------------

28 Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses.

In the energy services division, the situation with respect to combustible materials used for activities is similar to the description above. With respect to gas supplies in particular, the deregulation of the market has not altered Veolia Environnement's use of indexing clauses in its contracts. Veolia Environnement intends to develop the skills necessary to manage and optimize its gas supplies within the new market environment.

4.1.8 - Ethics

Veolia Environnement's presence in nearly 80 countries around the world necessitates that it implement a set of principles for ensuring compliance with various human rights norms and governance standards set forth under international laws and treaties.

These principles must take into account the Company's cultural diversity and emphasize environmental protection above all, which is one of the Company's foremost concerns. In addition, they must integrate the Company's traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of the Company's operating divisions.

To this end, the Company implemented the "Ethics, Commitment and Responsibility" program in February 2003, which was updated in December 2004. This program is intended to guide the daily behavior of Veolia Environnement's employees.

The program reaffirms the fundamental values shared by all of Veolia Environnement's employees, including, for example, the need for strict observance of the laws in effect in the different countries where Veolia Environnement operates, loyalty towards Veolia Environnement's clients and towards consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), control of risks and effective corporate governance.

In March 2004, Veolia Environnement created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee has between three and five members and may pursue any matter that it wishes regarding Group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential. Each year, the ethics committee prepares a report on the Group's adherence to ethical norms, including any difficulties encountered and suggested improvements, if any.

Finally, because compliance with ethical norms is a daily endeavor for Group employees, certain additional norms and procedures have been implemented at the divisional level, with various persons in each division having responsibility for their implementation. The Company's risk committee oversees the application of these norms and procedures, which it does by reviewing progress reports related thereto. The risk committee performs this oversight work by meeting with representatives of the divisions and Veolia Environnement, with the Company's senior executive vice president acting as chairman.

4.1.9 - Risk Management

Effective risk management helps to ensure that Veolia Environnement's future development and fundamental values are always taken into account, and therefore constitutes a primary objective for the Company.

4.1.9.1 - Organization of risk management

Risk management

In order to strengthen its ability to anticipate, analyze and balance risks of all natures and to help ensure it is adequately prepared to deal with such risks, Veolia Environnement created a risk department in 2004. The risk department has been charged with implementing a structured risk management process, which may be modified as appropriate, that is based on a set of international standards entitled "COSO". The objective of such standards--and, accordingly, Veolia Environnement's own global risk management process--is to assure that a company's culture, strategic objectives, assumed risks and internal controls are as consistent with each other as possible. The risk department is therefore responsible for ensuring the consistent application of Veolia Environnement's global risk management process. In particular, it oversees the implementation of rules of conduct that will create an internal environment that is both consistent with and favorable to a mastery of risks; the definition of the Group's objectives consistent with risk tolerance and profile; the adoption of appropriate responses to identified risks; and the implementation of effective controls and appropriate communication throughout the Group.

The creation of a risk department complements the functions of Veolia Environnement's risk committee, which was restructured in 2004. The risk committee, which is chaired by the senior executive vice president and led by Veolia Environnement's risk director, is composed of two to three representatives from each division (a legal officer and technical or operating officer in particular), as well as officers from Veolia Environnement's corporate departments. The risk committee is responsible for charting risks, encouraging dialogue and exchange regarding best practices, and assuring that the Group's strategy with respect to risks is being fully implemented. It plays a synthesizing role and provides a methodology to operating divisions for classifying, evaluating and treating risks.

The risk committee meets at quarterly intervals throughout the year on the basis of an annual work program structured around the principal risks faced by the Group. In 2004, the risk committee examined the following items in particular: measures undertaken to manage environmental risk, prevention of the risks related to legionella, review of the implications of new regulations relating to incineration facilities and dioxin emissions, crisis communication and ethical issues.

Each division includes various representatives that have been appointed to help manage risk. Further, Veolia Environnement's energy services division and waste management division established their own risk committees in 2004 and in early 2005, respectively, so as to ensure adequate coordination of risk management management between the divisional and Group level.

Control

Effective risk management entails ensuring that appropriate procedures are complied with and that, more generally, the Group's financial interest and fundamental values are taken into account. The Group's internal audit department, created in 2002, helps to perform this mission.

The director of the internal audit department reports directly to the Group's chairman and chief executive officer.

The internal audit department carries out its functions throughout the Group according to an annual program and in conformity with a charter approved by the accounts, audit and commitments committee. The internal audit department has three missions (post-acquisition matters, internal controls, cross-control), and acts in accordance with independent professional standards, in particular those of the Institute of Internal Auditors (at the international level), and those of the French Institute of Auditors and Internal Control (at the national level). Tools to follow up on audit recommendations have also been established.

The director of the internal audit department participates in meetings of the accounts, audit and commitments committee and presents it with summaries of the department's work. The director also periodically furnishes the accounts, audit and commitments committee with an activity report and audit program.

4.1.9.2 - Principal work carried out in 2004

In addition to managing legal and financial risks, Veolia Environnement focused in 2004 on managing risks related to the environment, the safety of personnel and crisis management.

Legal risks

Veolia Environnement places great importance on the management of legal risks given the nature of its business--environmental services--an area that requires taking a long-term view of the public interest and that has been increasingly subject to stricter and more complex regulation.

The nature of Veolia Environnement's activities (outsourcing of local public services with operations in nearly 80 countries and relationships with a variety of representatives and counterparties) has led Veolia Environnement to adopt legal vigilance rules to guide Veolia Environnement's employees in their activities and in the preparation of legal documents. In particular, these rules cover civil liability and insurance policies, criminal responsibility, litigation reporting, intellectual and industrial property, ethics, standard contractual clauses, sponsorship and patronage, commercial intermediaries, confidentiality and compliance with labor laws and security norms. The rules also cover the Group's legal organization, delegation of powers, selection and training of directors and proper conduct of board and shareholders' meetings.

As a company with shares listed on the Paris and New York stock exchanges, Veolia Environnement must also adhere to certain rules relating to:

o Publications: Veolia Environnement has created a disclosure committee to supervise and control the collection, dissemination and public disclosure (including filing with market authorities) of information relating to Veolia Environnement and its business (cf. ss.6.1.2.2 infra).

o Corporate Governance: In particular, Veolia Environnement must adhere to rules governing relations with shareholders, the board of directors, board committees and management, and must ensure proper application of regulations applicable to listed companies (cf. ss.6.1 infra).

o Insider Trading: To help prevent insider trading, Veolia Environnement has adopted a code of conduct governing trading in the Company's shares. Pursuant to this code, the Group's senior managers are deemed to be "permanent insiders" and trading by any of them in the Company's shares is prohibited at all times, except during strictly defined periods.

The legal departments of the Group and of each division help ensure, on a daily basis, the adequate management of Veolia Environnement's legal risks. This is performed in tight liaison with operating teams in the field and consistently with the Group's overall risk management process.

Financial risks

In the context of its operating and financial activities, the Group is exposed to liquidity risks and risks relating to fluctuations in interest rates, exchange rates and share value.

Veolia Environnement has centralized the management of its exposure to these risks in order to better limit them. Its strategy is embodied in certain management rules set forth in a manual entitled "Rules for Management of Financing/Treasury and Associated Risks", which is distributed to the Group's subsidiaries. This centralized management system aims to actively manage the Group's market risks. Veolia Environnement's treasury and financing department is directly responsible for the adoption and implementation of coverage mechanisms for the Group, including by assisting the Group's divisions in identifying their respective exposures and implementing coverage mechanisms in each country where they operate. Veolia Environnement has established a treasury management system that allows it to continuously follow the main indicators relating to liquidity and the financial instruments used to manage interest rate and exchange rate exposure. Veolia Environnement has also implemented a transaction control structure through its middle and back offices that allows it to adhere to limits imposed by senior management and oversee the security of transactions. In addition, financial risk management teams submit daily, weekly and monthly reports to Veolia Environnement's senior management on the evolution of markets and the consequences (including potential ones) on the Group's liquidity and the value of its portfolio of derivative instruments. The reports also include detail on hedging operations and their impact on the breakdown of fixed-rate and floating-rate debt.

Veolia Environnement also centralizes the management of interest rate risks. The Group uses all of the interest rate management tools available in the market, including interest rate swaps and options in particular.

The Group is also exposed to the risk of fluctuations in currency exchange rates as a result of the international nature of its activities, which require management of cash flows in many currencies. Because the Group's expenses and revenues are denominated primarily in the local currency of each country in which the Group operates, the effect of exchange rate fluctuations on the Group's business is limited. The Group implements coverage mechanisms in respect of these risks by using a range of products available in the market, including forward purchases and sales, currency swaps and currency options. In addition, to limit Veolia Environnement's exposure to the impact of fluctuations of exchange rates on the liabilities recorded in its balance sheet, Veolia Environnement has adopted a policy to allocate financing in different currencies with the objective of financing its local operations in local currency. In addition, in connection with the management of assets in foreign currencies, Veolia Environnement has implemented a strategy that seeks to provide financing in different currencies as a function of the ability to generate future cash flows in such currencies. This strategy aims to limit Veolia Environnement's exposure to exchange rate risks with respect to future cash flows, and uses, in addition to debt, the entirety of products that permit the conversion of euro resources into other currencies (currency swaps and cross-currency swaps).

Veolia Environnement monitors the Group's liquidity in coordination with designated managers at the divisions' level. The Group centralizes the incurrence and management of new significant financings in order to steer its present and future liquidity to optimum levels. The Group satisfies its financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

The Group also manages its exposure to the impact of fluctuations in the price of shares by conducting limited trades in the market. Regarding VE shares, the Group intervened in the market only rarely during 2004. These interventions were conducted in a centralized fashion, and were included in daily and monthly reports to senior management. Further, following the entry into force on October 13, 2004 of the European Union's "Market Abuse Directive", Veolia Environnement conducted only limited trades in its shares, in the context, for example, of adjusting hedging transactions following an increase in share capital reserved for employees or the repurchase by the Company of a portion of Vivendi Universal's shareholdings in the Company (cf. ss.3.2.2 supra).

See also section 5.1.3.6 below.

Environmental and sanitary risks

Veolia Environnement aims to provide its professional guarantee on the quality of products it distributes, such as drinking water, or the services it provides, such as transportation services where passenger safety is paramount. The Company believes that compliance with the environmental and safety regulations applicable to its activities is extremely important. In particular, it strives to comply with regulations concerning atmospheric emissions in the case of its incineration facilities, with regulations relating to "sensitive" installations (including cooling towers, air-conditioning networks, sanitary hot water networks, wastewater treatment plants) and with suggested measures for controlling legionella. It also seeks to comply with transportation regulations applicable to its transport activities.

Veolia Environnement believes that mere compliance with regulatory norms does not suffice to ensure adequate control of sanitary risks, and it has voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global sanitary policy, particularly with respect to its multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections). When Veolia Environnement operates installations that do not belong to it or in which it cannot undertake direct investments, information is furnished to the client in order to allow it to take the required measures.

Veolia Environnement's actions in this domain are coordinated by its health department and by its environmental management system at the Group level. They are supported by the research department and developed at the Group's operational entities level.

Risks relating to the safety of personnel

Veolia Environnement is an organization that includes more than 250,000 employees around the world. Most of these employees work either at client sites or at various other sites that do not belong to Veolia Environnement or its subsidiaries.

Within this context, Veolia Environnement has set forth certain objectives and established various programs to help ensure the safety of its employees. These include action plans relating to health and safety, employee training, an effort to encourage communication that takes safety into account, an effort to incorporate safety concerns into the decision-making process, an emphasis on wearing appropriate protective gear and the implementation of reporting and evaluation procedures relating to safety concerns.

Veolia Environnement's actions in this domain are implemented at the divisional and operational level and coordinated by its human resources department.

Crisis management

Veolia Environnement has implemented a crisis management system, which has been operational since October 1, 2003. This system relies on the active participation of all of Veolia Environnement's divisions, including their subsidiaries abroad, and aims to guarantee an adequate response in the case of a serious accident in one of Veolia Environnement's areas of activity that could affect the health and safety of individuals or the environment. The crisis management system includes rules for managing information and deploying crisis teams in the event of such an accident. Training and simulation exercises are periodically conducted as well.

4.1.10 - Internal Controls

Definition of Internal Controls

Internal controls are the body of rules that allow the Group to produce financial information in conformity with regulatory requirements. Financial information consists of the financial statements, management's discussion and analysis (rapport de gestion) and all other information relating to Group finances that are published in financial releases, including the French document de reference, U.S. Form 20-F, press releases of a financial nature and analyst or investor reports.

Organization

In 2004, Veolia Environnement created an internal control department with respect to financial matters. The internal control department is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing financial information within the Group. Internal controls begin at the level at which financial information is entered into the Group's consolidation system, and end at the level at which financial information is verified either by a third party or by an internal department (non-finance related) charged with the task.

With respect to the set of international standards entitled " COSO 2", the internal control department's work involves two of these standards in particular: (i) "Control Activities": Establishment of the Group's financial procedures, and (ii) "Information and Communication": implementation of rules for communicating information to ensure a broad understanding of the Group's procedures and consistency of the various financial procedures then-existing.

The internal control department employs a network of internal control personnel present in each division and operating unit. It carries out its work with three main objectives:

         o Identifying and formalizing the key processes for developing financial information, which are then summarized and broadly distributed throughout all levels of the Group;

         o Harmonizing financial management systems relating to their implementation;

         o Ensuring that employees possess the requisite skills and have the necessary resources at their disposal to effectively produce the Group's financial information.

The internal control department relies initially on the effective management of all of the Group's business procedures, including non-finance related procedures (commercial, technical, human resource, legal, economic, etc.) that are overseen and evaluated by the risk department. It follows up with a rigorous evaluation of the application of the Group's rules, overseen by the internal audit department.

Compliance with Regulatory Requirements

Regarding the Group's compliance with Section 404 of the U.S. Sarbanes-Oxley Act (internal control over financial reporting), the internal control department is responsible for implementing the controls over financial reporting, while the audit department is charged with their evaluation through the distribution of questionnaires and performance of audit work.

Further, under the French Financial Security Law of August 1, 2003 (Loi de Securite Financiere), Veolia Environnement's chairman is required to furnish shareholders with a report relating to internal audit procedures in conformity with Article L.225-37 paragraph 6 of the French Commercial Code. This report will be presented at the combined general shareholders' meeting of May 12, 2005, and is attached hereto. This report was prepared on the basis of an internal control review program that was launched in 2003. Veolia Environnement expanded the review program in 2004 to include more detailed tests, in anticipation of the entry into force in 2006 of Section 404 of the U.S. Sarbanes-Oxley Act.

The statutory auditors' report (established pursuant to the last paragraph of Article 225-235 of the French Commercial Code) on the chairman's report relating to internal controls over financial and accounting information is also attached as an annex to this reference document(29).

4.1.11 - Principal Establishments

See paragraph 5.3 below, note 7.9 to the statutory financial statements.

----------------------

29 Available in the French version of the reference document (annexe 2, page 26 of annexes).

4.2      DEPENDENCE OF THE COMPANY

Veolia Environnement believes that its activities are not materially dependent on any one patent or license that it may own, nor on any one industrial, commercial or financing contract. Veolia Environnement also believes that it is not materially dependent upon any particular contract or customer.

4.3      LITIGATION

Compagnie Generale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Generale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of anticompetitive cooperation (entente anticoncurrentielle) among the water services companies in question and refused to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the existence of the joint ventures constituted a "collective dominant position" in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. Compagnie Generale des Eaux contested this finding, first before the relevant judicial authorities, which declared that they did not have jurisdiction over the matter (decision dated July 12, 2004 of the commercial section of the French Supreme Court (Cour de cassation)), and then before the relevant administrative authorities (action currently pending before the French Conseil d'Etat). In light of the nature of the litigation, Veolia Environnement has not accrued a reserve for its potential outcome.

SADE

In April 2000, SADE, a subsidiary of Veolia Water, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements (entente anticoncurrentielle) among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France department, which includes Paris and its suburbs. These companies, including SADE, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny to 32 contracts. The companies filed an answer to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. SADE, which is currently implicated with respect to 9 contracts in the complaint, filed a response in January 2005 that contested the Council's complaint on the merits and on the basis of irregularities in the complaint procedure that affected its right of defense. At this stage of the litigation the Company cannot evaluate the associated financial risk and, accordingly, has not accrued a reserve for the potential outcome.

OTV

At the end of 1993, NOSS, a consortium led by Northwest Water International Limited in which Veolia Water participates through its subsidiary Omnium de Traitement et Valorisation, or OTV, won a contract to build a water treatment facility and a wastewater collection network in the city of Bangkok pursuant to an offer made in a public tender held in 1992. The value of the contract at the time was 150 million pounds sterling and required 38 months of public works. Because of numerous difficulties encountered with Bangkok municipal authorities (including, for example, restrictions on access to key sites and modifications of project specifications) and the failure to agree on compensation during the ensuing discussions, NOSS terminated the contract on March 6, 1998 and commenced an arbitration proceeding for damages. The Bangkok municipal authorities rescinded the contract in June 1999 and drew on the project guarantees, which were partially paid by the issuer banks. In addition, all related outsourcing contracts were terminated by mutual consent, except for a contract with Euro Iseki Limited, or EIOL, which commenced its own arbitration proceeding against NOSS. The dispute between EIOL and NOSS has been settled, at no cost to OTV. Regarding the claim against the city of Bangkok, Veolia Environnement does not expect that a final award will be rendered in this proceeding for several years, as arbitrators are still in the process of being appointed. Although OTV is jointly and severally liable with the other members of the NOSS consortium in respect of any monetary damages that may be awarded to the other parties in these proceedings, it does not believe, given the current stance taken by the city of Bangkok, that this litigation will have a material adverse effect on the Company. Nevertheless, OTV has accrued a reserve for its potential outcome.

Water Applications & Systems Corporation and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Water in the United States(30) are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. Regarding the lawsuits against Veolia Water's former subsidiaries, certain of Veolia Water's current subsidiaries have retained all liability relating thereto and are sometimes involved in the management of such lawsuits. Further, the purchasers of Veolia Water's former subsidiaries in some instances benefit from guarantees given by Veolia Water or by the Company in respect of the outcome of such lawsuits. These lawsuits typically allege that the plaintiffs' injuries resulted from the use of products manufactured or sold by Veolia Water's present or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Water's present or former subsidiaries, which allegedly contributed to the claimed injuries. Reserves have been accrued by Veolia Water's present subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by Veolia Water's subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants, and the availability of insurance coverage. These reserves are accrued at the time such liabilities are probable and reasonably estimable. A number of such claims have been resolved to date either through settlement or dismissal. To date, none of these claims has been tried to a verdict. Veolia Environnement does not expect these claims to have a material adverse effect on its business, financial condition or results of operation. It is not possible, however, to predict the extent to which additional claims of this type may be filed in the future against Veolia Water's present or former subsidiaries or the amounts for which Veolia Water's present or former subsidiaries ultimately may be liable as a result of such claims.

Connex

On November 27, 1998, the French General Direction for Consumers, Competition and the Prevention of Fraud, or DGCCRF, obtained an order from a French court authorizing it to perform an inspection on the premises of Veolia Environnement's transportation subsidiary CGEA Transport (now Connex) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. The DGCCRF proceeded to perform these inspections and seizures in 1998. Connex was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits. In September 2003, the French Competition Council notified Connex of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Connex of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped. Possible sanctions relating to this matter will be announced at a later date in the conclusions of a government commissioner. Accordingly, given the absence of any additional information allowing it to estimate possible sanctions, Veolia Environnement has not accrued any reserves for this claim as of this date.

------------------------

30 These include subsidiaries of Aqua Alliance and subsidiaries of Water Applications & Systems Corporation (formerly known as United States Filter Corporation), the holding company of the former USFilter group the majority of the activities of which were sold to different purchasers in 2003 and 2004 (cf. ss.4.1.4 and 4.1.6.1 supra).

Onyx

Following a fire that started on July 25, 1997 in a landfill operated by Onyx Mediterranee, a subsidiary of Onyx, in Septemes-les-Vallons, in the south of France, Onyx Mediterranee was ordered under a May 6, 2003 judgment of the criminal court (tribunal correctionnel) of Aix-en-Provence, and under a December 17, 2003 decision of the Court of Appeal of Aix-en-Provence, to pay a
(euro)100,000 fine for the involuntary destruction of property. The sanction was amnestied after payment of the fine. Furthermore, the tribunal ordered an expert review in respect of the claims for indemnification brought by civil parties relating primarily to the deterioration of woods and plantations. Veolia Environnement believes that such litigation will not have a material adverse effect on the financial condition of the Company in light of insurance coverage notably and, accordingly, has not accrued a reserve in respect of the potential outcome.

Dalkia

During 2004, arbitration proceedings between Finenergia, an Italian subsidiary of Dalkia, and members of the Jacorossi family were settled. The proceedings arose in connection with Finenergia's planned acquisition of the Fintermica group, which was never completed because due diligence conducted in respect of the Fintermica group proved unsatisfactory. The settlement puts a definitive end to the dispute, which represented one of Dalkia's greatest potential liabilities. Given the terms of the settlement and the tax position of Dalkia's Italian subsidiaries, as well as the reserves accrued in respect of this claim in prior fiscal years, the settlement did not have a material impact on the 2004 financial statements of these Italian subsidiaries.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, following the decision of the Supreme Court of Puerto Rico) against, among others, Compania de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, Veolia Environnement's joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate. The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation. This mediation proceeding has not yet resulted in a specific proposal. In light of the state of advancement of these two proceedings and CAPR's insurance coverage, Veolia Environnement has not accrued a reserve for the potential outcome of this litigation.

The aggregate amount of reserves accrued by Veolia Environnement in respect of all litigation, including tax claims, in which Veolia Environnement or its subsidiaries are involved(31), cover the losses that Veolia Environnement believes are probable as a result of all types of litigation in which it is involved in the course of its business, including a large number of claims and proceedings that, individually, are not material to Veolia Environnement's business. The largest individual reserve accrued in Veolia Environnement's financial statements relating to litigation amounts to approximately (euro)10 million.

------------------------

31   See Note 15 to the consolidated financial statements.

Other than as described above, there are no other exceptional facts or legal proceedings in which the Company is currently involved which may have a material adverse effect on its results of operations, assets, financial condition or perspectives.

4.4      HUMAN RESOURCES

4.4.1    Social Policy

Developing the professional skills of employees is a critical factor in the provision of environmental services. Any improvements in service quality for the Company's customers and end-users are dependent upon the skills of employees and their full involvement in the missions and tasks entrusted to them. Skill development has also become increasingly important given that most countries around the world are experiencing an aging of their working populations and will soon encounter a shrinking labor force. Veolia Environnement's human resource policy is therefore focused on enhancing the skills of employees as well as their loyalty to the Company. Regardless of the nature of their activities or the countries in which they conduct business, the Group's subsidiaries are guided by the following common principles that are applied according to their specific local needs:

         o offering employees the ability to progress throughout their careers, while favoring deeper integration of employees through continuous improvements in work conditions;

         o encouraging employees to develop an interest in the life of the Group through the development of social dialogue and local human resource initiatives;

         o providing employees with fair compensation based on their contribution to the Group's activities, through compensation that includes salary, social welfare benefits and various forms of incentives and profit-sharing.

4.4.1.1 Improving knowledge of social reality and human resources policies in the Veolia Environnement Group

The implementation of a coherent human resource policy would not be possible without continuous efforts to develop awareness of human resource practices throughout the Group. Accordingly, Veolia Environnement has developed a process for collecting human resources data that covers all of its subsidiaries worldwide. A network of more than 500 correspondents gathers information provided by one hundred human resource indicators, which have been progressively refined so as to allow analysis in real-time and facilitate comparisons by geographic area or activity. Thanks to these indicators, the Group's subsidiaries and its divisions are able to design follow-up and monitoring tools that are particularly useful in improving their human resource practices. The Group also carefully monitors its data concerning staff turnovers, limited-term contracts, overtime, absenteeism and industrial accidents. It has set targets for itself in various such areas, which have been integrated into the "Veolia Environnement 2005" efficiency plan.

In an effort to improve its practices and to better anticipate changes in its business, Veolia Environnement has intensified its research in the area of social policy. The social observatory (observatoire social), having conducted a study on the integration of young people and adults into the workplace through apprenticeship in 2003, conducted a study in June 2004 on continuing education using a representative sample of employees in France. A qualitative study involving certain subsidiaries in five European countries is also currently in progress, so as to prepare Veolia Environnement's European group committee for a later discussion on skills management. The social observatory has also renewed ties with several public research centers, such as Centre d'etudes de l'emploi (management of age differences), Centre d'etudes et de recherche sur les qualifications (skill management), Groupe lyonnais de sociologie industrielle (inter-cultural management). It regularly welcomes young researchers preparing their thesis on the life of corporations.

In 2004, Veolia Environnement's establishment of a comprehensive skill management program for the Group also led to the development of information relating to jobs and required skills, selection of a Group-wide software program to follow the evolution of employee skills, annual interviews and training. In order to have a consistent human resource policy, the Group must also develop a classification system common to all of its executives. This classification system is currently being finalized and should be progressively extended to supervisors as well.

During 2004, Veolia Environnement also carried out regular audits and monitoring of its human resource policies, through use of its worldwide consolidation tool. In order to ensure the consistency of the Group's various analytical tools for monitoring its human resource policies and their deployment, Veolia Environnement created a "social perspectives" department at the beginning of 2005. This department oversees the work of the social observatory, the teams in charge of human resource data, the persons who provide information relating to jobs and required skills, and the persons who oversee collective bargaining in the areas of work requirements, employment and professional training.

4.4.1.2 Professional advancement and improvement of working life are at the core of Veolia Environnement's development

Providing those who commit themselves to the development of their skills with the possibility for professional advancement

Each employee of the Group must be afforded the possibility for professional advancement at each stage of his or her career. At the beginning, hiring through apprenticeship is just one of the ways that Veolia Environnement seeks to attract young people to careers in environmental services. It may also resort to professionalization contracts to hire job seekers. In both instances, however, employees must commit themselves to developing their skills throughout their careers. Accordingly, employees must be guided in their career development, with the skills that they acquire through experience being validated along the way. Those who do not have basic knowledge in certain areas must be offered the means for acquiring such knowledge. Employees in the later stages of their careers must be able to benefit from assistance aimed at diversifying their careers and better valuing the skills they have already acquired. By the end of 2005, Veolia Environnement will aim to have 3% of its employees committed to a career path that leads to a recognized qualification (diploma or title), including 2% through apprenticeship.

Since the end of 2004, the Company has implemented a series of professional advancement tools to reflect the principles adopted by various corporate partners in France in an inter-professional agreement entered into in September 2003 (most of which were taken up in the May 4, 2004 law):

         o   systematic professional assessment reviews or meetings;

         o development of tutoring, in particular by creating a tutorship position within the Group's service companies;

         o implementation of professional counseling and advice services for employees;

         o creation of a training binder, which includes employees' training history and experience;

         o implementation of "skill development contracts", enabling employees to acquire a title or a diploma through combination of past achievements and continuing education;

         o   development of programs to combat illiteracy;

         o renewal of work groups so as to better anticipate skill needs and the expected evolution of skills;

         o development of tools to afford employees greater visibility with respect to possible career advancement (mapping of skills and jobs).

Veolia Environnement's initiatives in support of professional advancement are part of a policy that encourages active employee mobility. Whenever possible, Veolia Environnement favors internal mobility for filling available positions over external hiring. In case of the loss of one of its contracts, Veolia Environnement systematically offers its employees various job reclassification possibilities. In consideration of Veolia Environnement's efforts to ensure continuity of employment for its employees, the latter must be willing to rotate among the Group's various activities, all of which have in common the provision of services related to the environment. During 2004, 68,000 visits were recorded in the area of the Group's intranet site dedicated to managing vacant job posts and job requests. 10,256 transfers were organized, 2,434 of which allowed Veolia Environnement to avoid external hiring.

The agreement that Veolia Environnement signed with its unions on October 4, 2004 embodies the professional advancement principles set forth above. It constitutes one of the first company agreements to reflect concretely the professional training reform initiated by various corporate partners and public authorities in France. Veolia Environnement's policy on professional advancement goes hand in hand with the training opportunities it offers at the Veolia Environnement Campus, described below.

Veolia Environnement Campus: a tool of pedagogical excellence dedicated to a ll subsidiaries

Veolia Environnement Campus meets several objectives:

         o   Enriching employees' skills in their jobs and work environments;

         o   Accompanying and facilitating professional mobility;

         o Strengthening organizational culture around environmental services jobs;

         o Organizing the transfer of know-how within the companies of the Group;

         o Increasing Veolia Environnement's value to clients through the heightened expertise of its employees.

The campus also constitutes a forum for cultural diversity and interaction, a meeting place for divisions' activities and a technological showcase of the activities of Veolia Environnement.

A greatly diversified training offer

The campus' training offer encompasses all of the skills necessary for the optimal provision of environmental services. Training is available for all staff, including initial training through apprenticeship and continuing education initiatives. This training is enriched by the support of many Group employees, who help to design, conduct and evaluate training programs.

Initial training contributes to greater recognition of the activity of environmental services and can help to improve its image through the award of valued and recognized diplomas. The Veolia Environnement Campus, which is the only establishment in France created by a private corporation in the environmental field, offers the award of 15 diplomas, from CAP to Bac +5, with the latter training category falling within the new European License/Master/Doctorate (LMD) degree structure. The Veolia Environnement Campus also has partnerships with universities and research centers both in France and abroad.

In 2004, the Veolia Environnement Campus trained 630 apprentices, with an average success rate of approximately 95%. Thanks to a diversified offering of approximately 1,000 courses, nearly 14,000 trainees participated in continuing education programs. Training periods last on average from 3 to 5 days, using the most advanced pedagogical methods and communication techniques available.

A spreading of missions worldwide

Because Veolia Environnement's primary goal with respect to training is to develop the skills of its employees worldwide, Veolia Environnement relies upon its campus to:

         o   Give an international dimension to its training;

         o   Organize multinational training courses;

         o   Accompany and advise training heads in each country;

         o   Create associated centers and partnerships.

The Veolia Environnement Campus has spread its mission worldwide through the creation of training centers with similar aims in the United Kingdom, the Czech Republic and Morocco. Other centers provide support in Germany, Australia, Sweden, Gabon, Malaysia, China and Mexico.

Ensuring the safety of employees and improving working conditions

Veolia Environnement's employees often work at external sites under conditions that involve risks to their safety. They are sometimes entrusted with tasks that entail strong physical demands, which may generate health problems. Safety and improvement of working conditions therefore constitute permanent focus areas within Veolia Environnement. Each division has prepared various voluntary policies for risk prevention. In addition to the continuous improvement of safety material and individual protective gear, several priority safety measures have been systematically implemented, aimed at:

         o preventing dangers by continuing the process for identifying and evaluating risks, which has been conducted since 2002 by Veolia Environnement's divisions;

         o training and informing employees on how to recognize and prevent industrial accidents and understand the risks assumed: for example, an international day of safety prevention and awareness actions was organized in October 2004 at each of Onyx's sites;

         o integrating the monitoring of accident indicators (frequency and seriousness) into the operational management of each company within the Group;

         o strengthening the safety network, in particular at the international level;

         o developing dialogue and coordination of efforts relating to safety with staff representatives, in the context of 2,242 groups which are dedicated to the study of health and safety issues;

         o supporting injured persons, both during their convalescence and the time that they resume work. It is also Veolia Environnement's responsibility to better understand the causes of accidents and, if necessary, to undertake the appropriate remedial actions for ensuring that such accidents do not happen again;

         o ensuring the safety of travel abroad: Veolia Environnement must work to ensure the safety of employees who are either based in or traveling for business in high-risk countries. Each month, a list of countries where travel is either prohibited or where specific precautions must be taken is circulated to employees. This classification by country enables Veolia Environnement to undertake appropriate measures for achieving maximum security, and also makes possible rapid evacuations in the event they are necessary.

Ensuring the physical safety of employees to the fullest extent possible is part of a larger effort aimed at improving employee working conditions. Absenteeism, for example, may not only indicate health problems related to physical risks, but can sometimes reflect the absence of incentive to engage fully in one's professional life. Therefore, reduction of physical risks must go hand in hand with individual and collective actions to create more balance between work and personal life.

Employee health is a concern in every part of the world, but Veolia Environnement must be even more vigilant in countries where the population suffers from a serious epidemic. In 2004, Veolia Environnement therefore joined the "World Coalition of Corporations against AIDS", and organized, in cooperation with the Pasteur Institute, an important AIDS prevention and treatment campaign in Gabon and India. Moreover, Veolia Environnement not only invests in the health of its employees, but also in the health of populations in countries that it serves. For example, Veolia Water launched a broad program in Tangiers focusing on the improvement of water and water-treatment infrastructure and the raising of awareness regarding hygiene and health issues for schoolchildren, the impact of which will be evaluated and made public.

A discussion on the theme "Safety, Health & Work Life" is expected to occur during 2005, as part of the activities of Veolia Environnement's group committee in France.

4.4.1.3  Promoting social dialogue at all levels of Veolia Environnement

Strengthening social dialogue around strategic goals for Veolia Environnement and its employees

The establishment of a group committee in France has strengthened dialogue within Veolia Environnement. Not only has this committee fulfilled its mission of providing information and coordination on subject matters concerning all of Veolia Environnement's divisions, but it has also constituted a framework for the preparation of agreements with unions. For example, an agreement relating to skills development and professional advancement has been signed by Veolia Environnement's six representative trade unions. It must now be adapted to the requirements of each division and subsidiary in France. Since the end of 2004, negotiations have begun to reproduce this agreement at the subsidiary level and place it at the center of employee dialogue.

This effort should help to intensify a spirit of consultation and negotiation, which is already very developed within the Group. Consultative work involves 13,457 staff representatives worldwide, and in 2004 resulted in 1,360 agreements, 64% of which related to employee compensation, 17% to health, safety and work conditions, and 8% to social dialogue.

While strongly rooted in French social and institutional realities, Veolia Environnement's human resource policy must also be applied in the various other countries where the Group conducts its activities. The "social model" that has been constructed in France, however, cannot be inflexibly applied in other countries without taking into account specific local nuances. This is where social dialogue again assumes its importance for the Group, and in this spirit, a European group committee is currently being established. This new committee will bring together representatives from each of the European countries in which the Group does business.

Favoring participation and social innovation

The principles developed by the Company regarding human resource management do not constitute a rigid framework. They leave room for participation by each operating entity and favor practical initiatives. The diversity of the Group's practices and activities is one of its greatest assets.

For the second consecutive year, Veolia Environnement has collected information from its operating entities in 40 countries regarding their social and corporate initiatives. The 335 initiatives mentioned in such surveys were first analyzed and then distributed to all companies within the Group so as to favor the sharing of best practices.

In 2004, "social innovation" trophies were awarded for the following initiatives:

         o Connex, for its "De l'absence a la presence" project, a new approach to the reduction of absenteeism of employees of the Stockholm metro in Sweden;

         o Onyx/Renosol, for its annual safety action plan on all of its sites in France;

         o Dalkia, for the contribution of funds related to the development of employment and completion of social projects in the Czech Republic;

         o Veolia Water, for its program to combat school drop outs and improve health education in the schools of Tangiers in Morocco, entitled "Une ecole de qualite";

         o Dalkia, for the creation of a block-release channel in urban engineering in Lithuania;

         o The Sluzeb Environment Institute in Prague, for the development of staff training programs in the Czech Republic.

4.4.1.4 A compensation policy that includes social welfare benefits and employee profit-sharing

Veolia Environnement applies a global compensation policy, which is consistent with the Group's results and includes the following components: salary, social welfare benefits and employee savings. This policy consists of:

         o awarding competitive compensation based on the markets and countries concerned;

         o enabling employees to earn fair compensation which takes into account their own personal efforts;

         o   strengthening social welfare benefits;

         o   reinforcing the pension systems that exist in various countries;

         o   developing employee savings.

Regarding social welfare benefits for employees, Veolia Environnement has been able to take advantage of its size and international dimension to improve the pricing and services offered under the health and insurance policies provided by companies within the Group. For this purpose, it has carried out a restructuring of insurance contracts in order to optimize the costs and services provided under such policies and to limit the financial risks in case of excess.

Regarding pensions, after having closed access to certain service pension funds that had become too risky (replaced by defined contribution funds), Veolia Environnement carried out a full audit of its social commitments worldwide and implemented a software consolidation tool for these commitments in order to optimize the management thereof. This management process relies upon the work of a steering group, which includes representatives of the financial and human resource departments of each division. The steering group is charged with controlling commitments and enhancing the performance of investments.

Finally, the year 2004 was marked by a renewed effort to encourage employee shareholding in the context of a group savings plan managed by Sequoia (ss.6.4.3 infra). The plan is available in 7 countries, and consists of regular offers to employees who may wish to become shareholders of Veolia Environnement in the future. The plan has collected more than 13,000 subscriptions so far. Currently, given the share capital increases that occurred during 2002 and 2004, approximately 30,000 employees own approximately 0.62% of Veolia Environnement's share capital.

4.4.2    Corporate Information (NRE Law(32))

The corporate information below has been drawn from an international database, which Veolia Environnement has worked on developing since 2001. This database includes more than one hundred corporate indicators, yielding more than 150,000 pieces of data per year, which can be sorted by company, country and geographical area or region. All companies within the Group whose results are either fully or proportionally consolidated for accounting purposes are included within this database.

The 2003 data appearing below has been retreated to take into account changes in Veolia Environnement's scope, so as to make comparisons with 2004 data more meaningful. As a result, unless otherwise indicated, the 2003 data below excludes FCC and the sold activities of USFilter.

--------------------------

32 Law no. 2001-420 of May 15, 2001 on new economic regulations (nouvelles regulations economiques, or "NRE").

The main corporate indicators drawn from the international database are presented below under different subheadings. Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the world, and may require more detailed analysis at the level of the specific geographic area, country or business concerned.

Total Number of Employees

As of December 31, 2004, Veolia Environnement had 251,584 employees, an increase of 4.29% (10,356 employees) over 241,228 employees as of December 31, 2003 (under the new scope of consolidation).

The following table shows the distribution of Veolia Environnement's employees by activity and geographic location as of December 31, 2004:

--------------------------------------------------------------------------------
                    Water*      Waste      Energy    Transport    Total      %
                             Management*  Services
--------------------------------------------------------------------------------
Europe              49,965      47,728     39,140     52,183    189,408** 75.29%
--------------------------------------------------------------------------------
Of which France     27,400      32,730     18,976     25,837    105,335** 41.87%
--------------------------------------------------------------------------------
North America       3,364       10,319       7         4,664      18,354   7.30%
--------------------------------------------------------------------------------
South America       2,498       7,487      3,669        384       14,038   5.58%
--------------------------------------------------------------------------------
Africa/Middle East  7,517       5,671        78         285       13,551   5.39%
--------------------------------------------------------------------------------
Asia/Pacific        4,504       7,565       392        3,772      16,233   6.45%
--------------------------------------------------------------------------------
Total               67,848      78,770     43,286     61,288    251,584**   100%
--------------------------------------------------------------------------------
%                   26.97%      31.31%     17.21%     24.36%       100%
--------------------------------------------------------------------------------

              * Proactiva's employees (8,626 employees) have been divided according to activity, between water (1,633 employees) and waste management (6,993 employees).
              ** The total number for France includes 392 employees who work at the Company's headquarters and at the Veolia Environnement Campus.

As of December 31, 2004, 41.87% of the Company's employees were located in France, 33.42% in the rest of Europe, 6.39% in the United States and 18.32% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2004, Veolia Environnement employed 234,122 persons (representing 93.1% of its employees) under indefinite term employment contracts (an increase of 6.3% from 2003) and 17,462 persons under fixed-term employment contracts (a decrease of 16.9% from 2003). During 2004, 5,245 fixed-term employment contracts were converted into indefinite term employment contracts (or 30%). As of December 31, 2004, 21,005 of Veolia Environnement's employees (or 8.3% of total employees) were managers (little changed from 2003), 230,579 were non-managerial employees (an increase of 4.7% from 2003), and 47,171 were women (or 18.7% of total employees, an increase of 4.9% from 2003).

In France, among the 105,600 employees as of December 31, 2004 (including 265 employees in Reunion), 100,327 (or 95%) were employed under indefinite term employment contracts and 5,273 under fixed-term employment contracts. During 2004, 2,027 fixed-term contracts were converted into indefinite term contracts (or 38.4 %). Of Veolia Environnement's employees in France, 11,106 (or 10.5%) were managers, 94,494 were non-managerial employees and 21,062 (or 20%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that Veolia Environnement would have had if the latter had all been working full time during the entire year. It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee. In 2004, Veolia Environnement's weighted average number of employees was 233,032 (an increase of 3.5% from 2003), of which 219,235 (or 94%) were employed under indefinite term employment contracts (an increase of 4.5% from 2003).

In France, the weighted average number of employees during 2004 was 99,954, of which 95,433 (or 95.5%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies. In 2004, the consolidated weighted average number of employees was 235,521. For purposes of this calculation, FCC and USFilter's activities have been included pro rata temporis.

Hiring

During 2004, Veolia Environnement hired 37,591 new employees under indefinite term employment contracts (an increase of 10.4% from 2003) and 19,423(33) new employees under fixed-term employment contracts.

5.9% of Veolia Environnement's weighted average annual number of employees were employed under fixed-term employment contracts during 2004 (compared to 6.9% in 2003).

In France during 2004, Veolia Environnement hired 12,183 new employees under indefinite term employment contracts, including 1,140 managers, and 13,119(34) new employees under fixed-term employment contracts (or 4.5% of the total number of employees hired). 4.5% of Veolia Environnement's weighted average annual number of employees in France were employed under fixed-term employment contracts during 2004.

Departures

During 2004, the total number of departures reached 55,632 (+7.8% as compared with 2003), including 6,871 individual dismissals (-4.7% as compared with
2003) and 689 mass layoffs (-53% as compared with 2003).

In France, the total number of departures in 2004 reached 24,715, including 2,799 individual dismissals and 37 mass layoffs.

Overtime

The total amount of overtime hours during 2004 was 16,645,883 (+8.7% as compared with 2003), corresponding to an average of 66.1 overtime hours per employee, which the Group would like to reduce. However, the concept of "overtime" varies depending on the definition set forth by local authorities in countries where the Company conducts business, which can sometimes render it difficult to assess such an indicator. Furthermore, in a services business like that of Veolia Environnement, a large number of overtime hours are due to emergency interventions made by on-call or on-site personnel, for example to restore drinking water or heating within a reasonable period of time.

------------------------

33 Not including contracts transformed into indefinite-term contracts (5,245 worldwide).

34 Not including contracts transformed into indefinite-term contracts (2,027 in France).

In France, the total number of overtime hours was 2,440,317, corresponding to an average of 23 overtime hours per employee.

Temporary employees

The number of temporary employees during 2004 (in full time equivalent) was 10,328 (-3.0% as compared with 2003), which represents 4.4% of the total full-time equivalent of employees.

In France, the number of temporary employees during 2004 (in full time equivalent) was 7,446, which represents 7.4% of the total full-time equivalent of employees.

Information relating to staff cutback and employment protection plans, reclassification efforts, rehiring and support measures

Variations in Veolia Environnement's scope often result in transfers of employees without their contracts being terminated. The limited number of restructurings (excluding FCC and U.S. asset sales) that occurred during 2004 corresponded mostly either to a loss in certain markets, or to a required reorganization of certain units. These restructurings are always carried out not only in compliance with applicable legislation and in consultation with the corporate partners, but also in ways that favor internal reclassifications and mobility within the Group.

Organization of working hours and absenteeism

The organization of working hours depends on the companies involved, the nature of their activities and their location, and is designed to meet the needs of the companies themselves as well as those of employees. Although work schedules are most commonly based on daily working hour requirements, they may vary significantly from country to country. For example, depending on the country, the workweek may be equal to 4, 5 or 6 days, and mandatory arrival and departure times, daily schedules, rules relating to alternate short and long workweeks and annualized limits on working hours may vary.

The average workweek in VE's business is 38.2 hours (compared to 38.7 hours in 2003). The number of part-time employees (in full-time equivalent) totaled 13,407 in 2004 (an increase of 11.8% from 2003), representing 5.7% of the total workforce in full time equivalent.

The total number of days on which employees were absent totaled 2,922,695 in 2004 (an increase of 1.1% from 2003), including 2,006,669 days off for sickness (representing 68.7% of the total) and 320,758 days off for industrial accidents (representing 11.0% of the total), with the rest of the days relating mainly to absences for family events, maternity and trade union absences.

In France, the average workweek is 35.1 hours. The number of part-time employees (in full-time equivalent) totaled 6,558 in 2004 (representing 6.6% of the total workforce in full time equivalent). The total number of days on which employees were absent totaled 1,571,748 in 2004, including 1,056,399 days off for sickness (representing 67.2% of the total) and 233,181 days off for industrial accidents (representing 14.8% of the total).

Compensation, labor contributions and equality

The annual average gross compensation of all employees worldwide reached
(euro)24,273 per employee in 2004 (an increase of 3.4% from 2003). You should not place undue reliance on the annual average gross compensation figures, which are given for indicative purposes only. Compensation paid to employees varies greatly as a result of the diverse nature of Veolia Environnement's activities and of the work performed by employees, and can vary based on geographic location as well.

Veolia Environnement's labor contributions represented 31.1% of its total employment costs (30.9% in 2003). The average gross compensation paid to male employees was (euro)24,825 per employee ((euro)24,003 in 2003), compared to
(euro)21,640 ((euro)20,930 in 2003) paid to female employees (representing a difference of (euro)3,185, or 12.8%). This difference was mainly due to the nature of work performed and to differences in age, seniority and training often found between the two populations. Veolia Environnement's policy is to promote equality in the workplace between men and women that possess similar capabilities and qualifications.

In France, the annual average gross compensation of all employees reached
(euro)26,462 per employee in 2004. The average gross compensation paid to male employees was (euro)27,049 per employee and that paid to women was
(euro)23,758 per employee (representing a difference of (euro)3,291, or 12.2%). Labor contributions represented 44.3% of total employment costs.

Ratio of average compensation to average minimum wages

This indicator enables Veolia Environnement to compare its compensation levels with the minimum wages guaranteed or implemented in each country in which it operates, and to in turn assess the minimum level of resources of its employees in each of these countries. In the 18 countries studied that have mandatory minimum wages set by law (in which over two-thirds of Veolia Environnement's employees are located), VE employees' weighted average compensation was (euro)25,399 in 2004, compared to average minimum wages of
(euro)11,525, which results in a ratio of 2.2, which is similar to last year's ratio of 2.1.

Profit-sharing and participation

In 2004, Veolia Environnement paid its employees in France (euro)45,012,912 under profit-sharing arrangements ((euro)28,539,109 in 2003) and
(euro)50,323,479 under participation agreements ((euro)41,840,108 in 2003). The total amount paid under profit-sharing and participation agreements was
(euro)95,336,392, or 3.6% of total employment costs ((euro)70,379,217 in 2003).

13,218 employees subscribed to the Sequoia Group Savings Plan opened in October 2004 in Germany, Belgium, France, Hungary, the Czech Republic, Sweden and Switzerland. The total amount of subscriptions amounted to
(euro)21,664,992, excluding employer contributions.

Labor relations and union agreements

         o Number of collective agreements signed: 1,360 collective agreements signed (1,131 in 2003), including 863 agreements relating to compensation, 229 agreements relating to health, safety and working conditions, 114 agreements relating to social dialogue and 154 agreements relating to other themes or regrouping several themes;

         o   Number of employee representatives: 13,457 (+22%);

         o Number of collective agreements signed in France: 522 collective agreements signed, including 336 agreements relating to compensation, 61 agreements relating to health, safety and working conditions, 66 agreements relating to social dialogue and 59 agreements relating to other themes or regrouping several themes;

         o   Number of employee representatives in France: 9,144.

Sanitary and safety conditions

The definition of a workplace accident varies by country. In some countries, only accidents that cause more than 2 or 3 days of absence from work, or even more days in some instances, qualify as true workplace accidents. Veolia Environnement, on the other hand, has a common definition for all countries and subsidiaries, which includes any workplace accident, outside of travel, which causes at least one day of absence from work. In 2004, the number of workplace accidents resulting in leave for at least one workday was 11,336 (a decrease of 13.7% from 2003), and the number of days not worked due to workplace accidents was 320,758 (an increase of 2.5% from 2003), despite an increase in staff of 4.29%.

The rate of frequency of workplace accidents, which is calculated as the total number of accidents over one million workable hours, went from 34.3 to 28.6 in one year. The rate of severity of workplace accidents, which is calculated as the number of lost workdays due to accidents over one thousand workable hours worked, decreased slightly to 0.81, as compared to 0.82 in 2003.

Veolia Environnement provided safety training to 85,937 employees during 2004 (or 34.2% of staff), an increase of 14.8% compared to 2003. As a sign of the importance of these issues, 2,241 bodies throughout the world are dedicated to dealing with sanitary and safety issues in the workplace (1,601 bodies in 2003).

In France, the frequency and seriousness of accidents are often more elevated than the worldwide average, but they are tracked much more closely than in many other countries where regulations are less strict. In 2004, the number of workplace accidents with leave for at least one workday was 5,973, and the number of days not worked due to workplace accidents was 233,181. The rate of frequency of workplace accidents was 35.13, and the rate of severity of workplace accidents was 1.37. Veolia Environnement provided safety training to 33,983 employees during 2004 (or 32% of staff), and has 655 bodies dedicated to dealing with sanitary and safety issues in the workplace. Veolia Environnement has as one of its primary objectives the reduction of the frequency and seriousness of workplace accidents, in pursuit of which it has already implemented various measures.

Training

Veolia Environnement places great importance on the development of the skills of its employees, in order to maintain the employability of its staff and, by extension, on training, mobility and the creation of motivating professional careers.

A specific effort has been made to develop training abroad:

         o Total number of training hours: 3,499,162 hours (+14.2% as compared with 2003);

         o   Percentage of training expenses in payroll: 2.01%;

         o Total number of persons taking part in training actions: 194,163 (+28.6% as compared with 2003), including 22,255 managers and 171,908 non-managers (representing 88.5% of all training participants). 160,730 participants were men and 33,433 were women (representing 17.2% of all training participants);

         o   Average duration of training actions: 18 hours (20 hours in 2003).

In France, in 2004:

         o   Total number of training hours: 1,284,599 hours;

         o   Percentage of training expenses in payroll: 2.68%;

         o Total number of persons taking part in training actions: 72,490, including 9,457 managers and 63,033 non-managers, divided into 61,606 men and 10,884 women;

         o   Average duration of training actions: 18 hours.

Employment and integration of disabled workers

The number of disabled employees amounted to 3,834 as of December 31, 2004 (+7.6% as compared to 2003). This figure, however, does not cover Veolia Environnement's activities in certain jurisdictions that do not have a precise definition of a "disabled person". In France, the number of disabled employees amounted to 2,552 as of December 31, 2004.

Social work

Veolia Environnement provided (euro)51,079,111 in subsidies related to social work in 2004 (compared to (euro)54,260,043 in 2003). This figure, however, does not cover all of Veolia Environnement's activities in this domain, and does not include subsidies in a number of countries that do not record this amount separately from other labor-related charges. In France, Veolia Environnement provided (euro)35,206,432 in subsidies related to social work.

Outsourcing and procurement

Veolia Environnement sometimes chooses to outsource those activities which are not part of its core activities. It uses companies that respect the fundamental principles of the International Labor Organization. The financial data currently available does not allow Veolia Environnement to calculate the importance of outsourcing, which is moreover difficult to measure on a worldwide level.

With respect to matters that more specifically relate to procurement, which has certain similarities to outsourcing, the charter signed by Veolia Environnement, which covers all participants in its procurement network around the world, sets forth the principles and rules governing its procurement activities, including ethical principles and the rules adopted by the International Labor Organization relating to forced labor, child labor, equality of opportunity and freedom of association. Veolia Environnement requires all of its suppliers to respect these rules and principles through specific contractual clauses in its supply arrangements with them.

Impact of activities on regional development and local populations

This issue is discussed in Veolia Environnement's 2004 Sustainable Development Report.

4.5      INVESTMENT POLICIES

4.5.1 - Research and Development

Veolia Environnement must make continuous efforts to adapt its know-how, due to factors such as rapidly changing demographics in emerging economies, the aging of the population in more developed countries, the trend towards urbanization across the globe, and the imposition of increasingly stringent environmental and health standards.

More than ever, the ability to innovate has become a priority for Veolia Environnement, to which it has devoted greater resources in all segments of its business. Veolia Environnement's research and development activities are coordinated by its research, development and technology department, or "research department". In 2004, this department consisted of nearly 600 employees worldwide with a total annual budget of (euro)98 million(35).

Veolia Environnement's researchers aim to design new processes and services that correspond as closely as possible to evolving client requirements, while paying constant attention to technical, economic, environmental and sanitary performance. At the same time, Veolia Environnement seeks to preserve its technological advances through constant improvement in its operating performance. Research and development efforts that successfully achieve the foregoing enable Veolia Environnement both to extend its service offering to clients and to reduce the cost of providing such services.

----------------------------

35   For the fiscal year ended December 31, 2004, research costs totaled
     (euro)62.7 million, which, when added to development costs, totaled
     (euro)98 million.

Veolia Environnement has three main research centers in France, which are divided by area of technical expertise:

o Creed, which is based in Limay and has branches in the United Kingdom and Australia, focuses on waste treatment technologies (incineration, co-incineration, CET, etc.), on material recovery and on optimization of services in the energy sector, including by resorting to alternative energies (fuel cells and wood channels) or renewable energies (solar sensors).

o Eurolum focuses on information systems (both for the operator and for the traveling client), on innovative transportation systems (transportation on demand, for example), on vehicles and clean fuels, and on infrastructures, logistics and monetics.

o Anjou Research, based in Maisons-Laffitte, is the historical research center of Compagnie Generale des Eaux. Its work mainly relates to water themes (from production to distribution of drinking water) and purification (urban and industrial wastewater treatment, odor treatment). This research center also includes an expert center on membranes.

Veolia Environnement established an international research and development correspondent network in 2003 in order to supplement the work of its research centers. This network enables Veolia Environnement to identify and analyze specific local needs in terms of technical development and innovation, and constitutes a forum for exchange among Veolia Environnement's research department, area universities and research organizations. This network also facilitates the circulation throughout the world of studies conducted by Veolia Environnement's research department. In addition to the research centers mentioned above, Veolia Environnement has also created research units in connection with specific contracts that further highlight Veolia Environnement's technical expertise. For example, Veolia Environnement provides technical and financial support to research projects conducted at the Berlin Centre of Competence for Water (KompetenzZentrum Wasser), an international center for water research and knowledge transfer that has become an international reference point for information relating to the protection of water resources.

Veolia Environnement's research department coordinates technical "support" functions relating to technological information, environmental management, intellectual property defense and laboratory analysis. The research department also coordinates the functions of various other departments, such as Veolia Environnement's health department.

In the health and sanitary safety field, Veolia Environnement finds answers to the new risks it faces by developing techniques of analysis and prevention, which may sometimes include the development of specific curative treatments as well. The health department assists in defining the scope of Veolia Environnement's research programs in this regard, and later assists in completing them. In particular, the health department identifies emerging sanitary dangers and establishes sanitary indicators, and conducts work aimed at achieving better command over the risk of legionnaire's disease. The health department is also a recognized partner for public health bodies and institutions such as the Institut de Veille Sanitaire, Direction Generale de la Sante, AFSSE or INSERM.

Veolia Environnement's research department also concentrates on the protection of the environment. A specific environmental department assesses the environmental impact of Veolia Environnement's activities and steers Veolia Environnement's environmental management system. It prepares the follow-up, monitoring and reporting procedures of the Group's environmental data and contributes to the preparation of the Group's commercial offers. A network of information experts within the research department manages the Group's scientific and technical information and places at employees' disposal tools for technical, competitive and regulatory monitoring.

In the area of energy services in particular, Veolia Environnement conducted research and development activities aimed at developing tools to enable Dalkia to adapt to new market conditions, and to generally improve the performance of existing installations. Moreover, Veolia Environnement's research teams are still exploring the possibilities offered by technological breakthroughs (such as fuel cells) and their potential application.

In the area of waste management, numerous programs have been created to help optimize waste treatment conditions (relating to combustion capacity, smoke treatment at incineration facilities, greater mastery of composting and methanization procedures, automated sorting, etc.). Research on sanitary landfills (or "bioreactors") also continued in France, Australia and the United States. Finally, Veolia Environnement's research teams are seeking to optimize the conditions of waste biodegradation through re-circulation of leachates and recovery of biogas emissions.

In the area of transportation, research continued on a logistics program, which consists of providing innovative technologies to traveling agents of the divisions (permanent geo-localization and built-in computer systems). The logistics program allows work to be organized more efficiently, leading to better client service and, in the future, a source of savings for all parties involved. With respect to the struggle against air pollution, work is being conducted on optimizing the operation of electric buses, while carpooling and self-service vehicles are also being experimented with.

In the area of water, research efforts have focused in particular on the protection of water resources. For example, Veolia Environnement is involved in the "Bankfiltration" project at the Berlin Centre of Competence for Water, which is aimed at controlling the entire water cycle, including ground water. The project involves the efforts of approximately thirty researchers and five universities. Other research is being conducted in Australia on the injection of groundwater, which will expand Veolia Environnement's experience in this field as well as the array of technologies Veolia Environnement is capable of offering to clients. With respect to drinking water production, research efforts relate to the optimization of treatment processes and the use of membranous technologies.

In the area of wastewater treatment, research into pollution control installations and networks have enabled the development of real-time management tools for wastewater treatment systems. With respect to sewage sludge, research into agronomic recovery is carried out in tandem with the development (in particular by industrialization) of new processes such as Biothelys, which reduces the amounts of sludge emitted, Saphyr, which sanitizes and reduces odors, and Pyromix, which co-incinerates sludge and household waste.

The perfecting of tools to assist operations also constitutes a significant part of Veolia Environnement's research and development efforts. Efforts relate to all type of operations (networks, plants, tanks, stations, etc.), and all fields: water, wastewater treatment, waste management, transportation and energy. Recent developments made with the help of artificial intelligence (neural networks, fuzzy logic, genetic algorithms, etc.) should lead to valuable new uses, in particular for the advanced conduct of processes. They should lead to a range of functions enabling Veolia Environnement to anticipate incidents, to define automatic instructions and to prepare more adjusted maintenance programs.

At each step of the research process, researchers implement sophisticated tools, such as digital fluid mechanics, for example. Such technology enables researchers to simulate the running of works (plants and networks) and to test scenarios to improve their efficiency. It is also very useful in the context of research programs: by permitting the simulation of the greatest number of scenarios, over a shorter period, such software enables the optimization of test protocols for the development of a process.

Veolia Environnement's researchers take part in European research programs (involvement in the LIFE and PCRD projects in particular) and build up a strong network of fruitful relations with numerous industrial, university and institutional partners. Such partnerships allow Veolia Environnement to achieve operating developments that expand Veolia Environnement's service offerings and anticipate required technical improvements.

4.5.2 -  Principal Capital Expenditures

See paragraph 5.1.3.4 below.

4.5.3 -  Return on Capital Employed

See paragraph 5.1.3.7 below.

4.6      PRINCIPAL SUBSIDIARIES AND AFFILIATES

See paragraph 5.3 below, note 7.9 to the consolidated financial statements and the organizational chart set forth in paragraph 3.1.12 above.

4.7      RISK FACTORS

4.7.1 - Market risks and risks relating to Operations (including environmental risks)

Competition and commercial development.

Veolia Environnement's business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which Veolia Environnement competes. Accordingly, Veolia Environnement must make constant efforts to remain competitive and convince potential clients of the quality and cost value of its service offerings. Competitors may also introduce new technology or services that Veolia Environnement would have to match in order to remain competitive, which could result in significant development costs for Veolia Environnement.

In addition, Veolia Environnement performs a substantial portion of its business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial sectors. These contracts are often awarded through competitive bidding, at the end of which Veolia Environnement may not be retained even though it may have incurred significant expenses in order to prepare the bid. Veolia Environnement's contracts may not be renewed at the end of their term, which in the case of important contracts may oblige Veolia Environnement to engage in a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover Veolia Environnement's costs of termination.

Veolia Environnement's business operations in some countries may be subject to additional risks.

While Veolia Environnement's operations are concentrated mainly in Europe, Veolia Environnement conducts business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 8.04% of Veolia Environnement's total revenue in 2004. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. Veolia Environnement may not be able to insure or hedge against these risks. Furthermore, Veolia Environnement may not be able to obtain sufficient financing for its operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead Veolia Environnement to record exceptional provisions or depreciation charges in connection with its operations in these countries, which could have a material adverse effect on Veolia Environnement's results.

Veolia Environnement's long-term contracts may limit its capacity to quickly and effectively react to general economic changes affecting Veolia Environnement's performance under those contracts.

The general circumstances or conditions under which Veolia Environnement enters into a contract may change over the term of the contract, particularly in the case of long-term contracts. For example, changes in the prices of Veolia Environnement's supplies may increase beyond levels that were foreseen or foreseeable at the time the contract was entered into or changes in end user behavior may significantly affect Veolia Environnement's financial performance under the contract. Because Veolia Environnement's contracts generally do not allow Veolia Environnement to unilaterally terminate them or interrupt or suspend the performance of its obligations under them, Veolia Environnement attempts to foresee these possible changes at the time it negotiates its contracts and typically includes adjustment mechanisms in its contracts (such as price index clauses or the right to initiate a review or modification process). However, Veolia Environnement may not always be able to foresee all potential changes or to negotiate adjustment clauses that cover all possible scenarios. In addition, even if Veolia Environnement's contracts include these types of adjustment clauses, Veolia Environnement's ability to react to these changes is limited to the adjustments permitted by these clauses. For example, Veolia Environnement's long-term contracts typically provide for pre-determined fees or payments for Veolia Environnement's services (either from the client or from the end user according to a set price list), and Veolia Environnement cannot adjust these fees or prices to reflect anticipated shifts in costs or product demand other than in accordance with the terms of the adjustment clause. Also, Veolia Environnement's right to initiate a review or modification process in respect of a contract may be subject to conditions, including the consent of the other parties to the contract or of a third party (such as a public authority). As a result, Veolia Environnement may be required to continue performing its obligations under its contracts even if the general conditions or circumstances of Veolia Environnement's performance are different from those that had been foreseen and provided for at the time the contract was signed, which in some cases may alter the financial equilibrium of the contract and adversely affect Veolia Environnement's financial performance under the contract.

The rights of governmental authorities to terminate or modify Veolia Environnement's contracts could have a negative impact on Veolia Environnement's revenue and profits.

Contracts with governmental authorities make up a significant percentage of Veolia Environnement's revenue. In numerous countries, including France for instance, government contracts often allow the governmental authority to modify or terminate these contracts under certain circumstances, but generally with full indemnification. In other countries, however, Veolia Environnement may not be entitled to or be able to obtain full indemnification in the event its contracts are terminated by governmental counterparties.

Changes in prices of fuel and other commodities may reduce Veolia
Environnement's profits.

The prices of Veolia Environnement's supplies of fuel and other commodities, which are significant operating expenses for Veolia Environnement's businesses, are subject to sudden increases. Although most of Veolia Environnement's contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of Veolia Environnement's supplies using certain pricing formulas, such as Veolia Environnement's price index formulas, there may be developments that could prevent Veolia Environnement from being fully protected against such increases, such as delays between fuel price increases and the time Veolia Environnement is allowed to raise its prices to cover the additional costs or Veolia Environnement's failure to update an outdated cost structure formula. In addition, a sustained increase in supply costs beyond the price levels provided for under Veolia Environnement's adjustment clauses could reduce Veolia Environnement's profitability to the extent that it is not able to increase its prices sufficiently to cover the additional costs.

Environmental risks.

1) Veolia Environnement incurs significant costs of compliance with various environmental, health and safety laws and regulations.

Veolia Environnement has made and will continue to make significant capital and other expenditures to comply with applicable environmental, health and safety laws and regulations. Veolia Environnement is continuously required to incur expenditures to ensure that the installations that it operates comply with applicable legal, regulatory and administrative requirements (cf. ss. 4.8.1 infra), including general precautionary obligations, or to advise its clients so that they undertake the necessary actions for the compliance of their installations. These expenditures mainly relate to air pollution (including, for example, the control of emissions from Veolia Environnement's transportation vehicles, its heat generation plants and its waste incineration facilities), the quality of drinking water, the disposal of wastewater and other effluents and the protection of land and biodiversity (including through restrictions on waste disposal and the use of landfills). In order to limit the impact of its activities on the environment and better control its environmental risks, the Company has implemented an "Environmental Management System" (EMS) based on ISO Standard 14001 that is applicable to all of its relevant operations throughout the world (representing approximately 60% of total revenues). Under its EMS system, the Company has set forth certain objectives for itself, notably the improvement of its environmental performance and a careful monitoring of the compliance of its priority installations with applicable regulatory, contractual and internal rules. To track its progress, the Company implemented a bi-annual reporting system during 2004. The costs related to these preventative measures are included in industrial investment expenses, which in 2004 totaled 2.315 billion euros (cf. ss.4.8.3 and ss.5.1.3.4 infra).

Each of Veolia Environnement's operations, moreover, may become subject to stricter general or particular laws and regulations, and correspondingly greater compliance expenditures, in the future. If Veolia Environnement is unable to recover these expenditures through higher tariffs, this could adversely affect its operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad. These laws and regulations govern, among other things, any discharge in a natural environment, the collection, treatment and disposal of all types of waste, and the rehabilitation of old sites.

2) Veolia Environnement's failure to comply with any applicable environmental, health and safety laws and regulations may cause it to incur liability or other damages that it might be required to compensate.

These increasingly broad laws and regulations expose Veolia Environnement to the risk of liabilities, including in connection with assets that Veolia Environnement no longer owns and activities that have been discontinued. In some circumstances, Veolia Environnement could be required to pay fines or damages under these laws and regulations or undertake remedial action even if Veolia Environnement exercises due care in conducting its operations and it complies with all applicable laws and regulations. Moreover, regulatory authorities may require Veolia Environnement to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations.

In the event of an accident or other incident, Veolia Environnement could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). The obligation to take such measures or to compensate for such damages might have a material adverse effect on the Group's activities or resources. Accordingly, Veolia Environnement pays great attention to controlling sanitary risks, both those present in its installations and those that emanate from such installations in the form of environmental pollution which conventional treatment methods cannot fully treat. In particular, Veolia Environnement's subsidiaries continuously strive to control the risk of legionella at their most sensitive sites (including cooling towers, air-conditioning networks and sanitary hot water networks).

In application of existing norms, and in consideration of the recommendations of internal and external experts, Veolia Environnement's subsidiaries implement control and maintenance measures either directly or in collaboration with the owners of installations when Veolia Environnement is not the owner thereof. Veolia Environnement monitors its incineration facilities with heightened vigilance so as to control atmospheric emissions, in particular the level of dioxins. When Veolia Environnement designs new installations, it tries to provide technical specifications that are stricter than those then prevailing in the market. For older installations, Veolia Environnement regularly conducts improvement work on its own facilities and strongly recommends to managers of facilities that are not its own that they do the same.

3) Specific measures are required in connection with technological risks (article L. 225-102-2 of the French Commercial code regarding [Seveso.] installations).

Among the facilities that Veolia Environnement owns and operates, one has been categorized a "Seveso" facility. "Seveso" facilities are places where dangerous substances are present in quantities equal to or above thresholds specified in European Union Directive 96/82/EC (also known as the Seveso II Directive), relating to the control of major accident hazards involving dangerous substances. As such, these facilities are the subject of special concern and heightened regulation. Veolia Environnement's "Seveso" facility is a toxic waste incineration factory at Limay (Yvelines). The manipulation of waste and toxic products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing Veolia Environnement to potentially substantial liabilities. For this reason, Veolia Environnement has implemented safety measures at this facility aimed at preventing accidents and protecting the environment, neighbors and employees ("Internal Action Plan"). It has also implemented an emergency protocol in coordination with local public officials to deal with potential accidents ("Specific Action Plan"). These measures are designed to complement the other requirements that typically apply to this type of facility, so as to limit as much as possible the risks associated with the transport, handling and storage of waste and other toxic products, and better control atmospheric emissions and the discharge of industrial fluids.

Moreover, in the context of Veolia Environnement's outsourcing contracts, Veolia Environnement's subsidiaries are involved in the operation of Seveso sites by industrial clients (particularly petroleum or chemical industry sites). In the event of an accident at one of these sites, Veolia Environnement may be held jointly liable with its clients for pollution or other serious accidents. Given this risk, Veolia Environnement attempts to ensure strict adherence to the legal regulations applicable to these sites. It also acts in accordance with the various safety and hygiene measures that have been implemented at these sites, recently strengthened by Article 8 of a July 30, 2003 law relating to the prevention of technological risks.

Further, given the potential serious nature of the risks to which Veolia Environnement may be exposed, the Group has implemented three mechanisms in particular for controlling these risks. First, in order to help prevent incidents that may harm individuals, assets or the environment, Veolia Environnement has implemented procedures to monitor the regulatory compliance and functioning of its installations. This is the goal of its EMS system (cf. supra), which is complemented by various certification measures (in particular ISO 14001 certification) (for more details, see ss.4.8.3 infra and VE's 2004 Sustainable Development Report). Second, Veolia Environnement regularly conducts or has performed internal or external audits to identify and prevent industrial risks (such as fire, machine breakdown, environmental damage, etc.). Third, Veolia Environnement has taken out insurance policies for property damage and civil liability in the case of accidental pollution (cf. ss.4.7.2 infra).

Veolia Environnement may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, Veolia Environnement must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process which must be followed to obtain such contracts is often long, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations. Veolia Environnement may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of Veolia Environnement's investments. These situations increase the overall cost of Veolia Environnement's activities and, if Veolia Environnement does not obtain the desired business or is forced to withdraw from a public tender, its business may not grow as much or as profitably as Veolia Environnement hopes.

Currency exchange and interest rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares (cf. ss.5.1.3.6.1 and 5.1.3.6.2 infra).

Veolia Environnement holds assets, earns income and incurs expenses and liabilities directly and through its subsidiaries in a variety of currencies. Veolia Environnement's financial statements are presented in euro. Therefore, when Veolia Environnement prepares its financial statements, it must translate its assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in Veolia Environnement's financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of Veolia Environnement's interests held in foreign currencies.

In addition, because Veolia Environnement has a significant amount of debt outstanding, its results of operations and financial condition may be affected by changes in prevailing market rates of interest. Veolia Environnement manages this exposure to interest rate risk by setting a target fixed rate for a significant part of its debt, which Veolia Environnement achieves either through fixed rate debt or interest rate hedging activities. At December 31, 2004 Veolia Environnement's outstanding total long-term debt amounted to (euro)15.9 billion, of which 46.4% was subject to variable rates and 53.6% was subject to fixed interest rates (after giving effect to financial hedging instruments). Fluctuations in interest rates may also affect Veolia Environnement's future growth strategy. A rise in interest rates may force Veolia Environnement to finance acquisitions or operations or refinance existing debt at a higher cost in the future, which may lead Veolia Environnement to decide to curtail or delay its then current expansion plans.

Veolia Environnement's business operations may be the target of foul play or terrorism.

Out of concern for public health and the need to assure the availability of water resources to the public, public authorities have adopted various laws and regulations aimed at protecting water resources from the risk of foul play and terrorism. Accordingly, Veolia Environnement's drinking water production and distribution activities must comply with these laws and regulations, which generally call for the safeguarding of facilities, water sources and treatment procedures. Further, Veolia Environnement is generally required to implement monitoring and crisis procedures at its water sites either in partnership with or at the direction of the local public authority. It may also decide to implement additional safeguards on its own or in collaboration with local law enforcement. Nevertheless, the implementation of such safeguards with respect to Veolia Environnement's water activities may not be sufficient to prevent the occurrence of foul play or terrorism.

Veolia Environnement's activities in the areas of waste management, energy services and public transportation are subject to similar risks. Moreover, Veolia Environnement may have employees who work or travel in areas where the risk of foul play, kidnapping or terrorism is either temporarily or permanently elevated.

As a result, despite the measures that Veolia Environnement has attempted to implement, any one of its activities may fall victim to foul play or terrorism in the future. If an attack were to occur, it could negatively affect Veolia Environnement's image and have a material adverse effect on its results.

4.7.2 - Insurance

Background and Insurance Procurement Policy

Insurance renewals as of January 1, 2004 were characterized by (i) the underwriting by Codeve Insurance Company Limited, Veolia Environnement's consolidated insurance subsidiary, of underlying contracts for property damage and civil liability beginning on January 1, 2004, in continuation of the Group's policy adopted in 2003 to accept a primary layer of retention, (ii) a decrease in the insurance premiums paid to outside insurers as a result of an opening of the process to competitive bidding and the renegotiation of contracts with insurers within a more favorable market environment, and (iii) recognition by the Company that there are a reduced number of insurers willing to insure at economically competitive terms the risks of large companies (catastrophic exposure in property damage/business interruption, fortuitous pollution risk and motor liability for public passenger transportation).

Veolia Environnement's insurance programs--covering property damage/business interruption, comprehensive general liability and environmental impairment liability--have been renewed at the same limits and primary coverage as in the prior year.

Veolia Environnement's policy for insurance policies for all of its operating divisions consists of:

         o maintaining common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of Veolia Environnement's businesses and legal or contractual constraints;

         o optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of varying deductibles or acceptance of a primary layer of retention through Codeve Insurance Company Limited; and

         o tailoring insurance coverage to meet Veolia Environnement's contractual obligations, which are often triggered through its participation in public bid tenders.

Organization and Implementation of Insurance Procurement Policy

Organization

Veolia Environnement's role with respect to insurance procurement is to (i) establish an insurance procurement policy to cover Veolia Environnement's activities, based on the needs expressed by its subsidiaries in particular, (ii) select and sign contracts with outside providers (brokers, insurers, loss adjusters, etc.), (iii) monitor claims that impact second-line insurance coverage, (iv) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, (v) lead and coordinate the network of insurance managers present among Veolia Environnement's principal subsidiaries, and (vi) prepare and deliver an annual report on insurance activities.

Implementation of Insurance Procurement Policy

The implementation of an insurance procurement policy aimed at covering risk is effected in coordination with Veolia Environnement's global risk management process (cf. ss.4.1.9 supra). Implementation is affected by insurers' willingness to cover risks related to Veolia Environnement's activities, by the market availability of insurance and reinsurance, and by the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

In 2004, Veolia Environnement undertook actions principally related to:

         o the determination of retention levels on the basis of the divisions' knowledge of their risks and loss history, an evaluation of the costs and coverage proposed by insurers, as well as contractual obligations that sometimes require Veolia Environnement's subsidiaries to retain contracts with limited deductibles;

         o the reinforcement of efforts to identify, prevent and protect against risks through deployment of a rating system for the "property damage and business interruption" risk profile for Veolia Environnement's most important facilities;

         o the reinforcement of its information process for the insurance and reinsurance markets;

         o the opening of insurance coverage to competitive bidding or the renegotiation of contracts, in particular relating to its civil and pollution liability coverage;

         o a review of major past claims of the Company and of the insurance limits relating to civil liability; and

         o extending the adoption of its coverage to the greatest number of subsidiaries.

Veolia Environnement generally only purchases insurance policies from insurers and reinsurers who have at least an "A" credit rating.

Main Insurance Policies

Civil Liability

As of January 1, 2003, Veolia Environnement entered into an 18-month layered insurance program that provides coverage for up to US $400 million on the Bermuda market. It provides coverage for all of Veolia Environnement's subsidiaries in amount over and above US $50 million. This program was renewed on July 1, 2004 for a 12-month period, and provides coverage for up to US $450 million in amount over and above US $50 million.

An underlying general liability policy agreement insures Veolia Environnement's non-North American subsidiaries for up to (euro)50 million per claim with an annual ceiling of (euro)100 million. Veolia Environnement's subsidiaries outside the United States and Canada are insured in excess of (euro)1.5 million through local policies, except for railroad activities ((euro)8 million attachment point), sea transportation and Veolia Water Systems ((euro)10 million). Veolia Environnement's North American business units are responsible for purchasing US$ 50 million in insurance coverage. This program was renewed on January 1, 2004 for an 18-month period.

Veolia Environnement also maintains various environmental impairment liability insurance policies that provide coverage to its subsidiaries with annual limits ranging from US $5 million to US $50 million per claim. A worldwide insurance policy (excluding the U.S. and Canada) was renewed on January 1, 2004 for an 18-month period. Coverage is up to (euro)50 million per claim throughout the period of insurance. Veolia Environnement's excess general liability policies described above also cover third party claims resulting from sudden and accidental events.

Property Damages and Business Interruption Policies

All of Veolia Environnement's divisions maintain property damage insurance policies to cover assets that they own as well as those for which they have a contractual obligation to insure. Some policies provide either "business interruption" coverage or "additional cost of working" coverage depending on such subsidiaries' exposure and their capacity to use internal or external solutions to ensure service continuity. These policies contain standard market terms. The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. Group insurance coverage implemented on January 1, 2004 carries a limit per claim of up to (euro)205 million. Some of this coverage contains further underlying limits per claim or per year.

During 2004, Veolia Environnement did not present any claims in excess of
(euro)10 million.

Other Insurance Policies

In light of the difficulties encountered in the insurance market, Veolia Environnement covers motor liability risks relating to the vehicles used in its activities (such as passenger transportation or collection of hazardous and non-hazardous waste) through deductibles or reserves accrued per event from
(euro)150,000 to (euro)1 million. Depending on the country, collateral may be required, including sureties or letters of credit.

Construction projects are insured through construction all-risk policies either by the main contractor or the operating company.

Self-Insured Retention and Deductibles

For any insured claim or loss, Veolia Environnement remains liable for the deductible amount. Veolia Environnement's deductibles for property damage policies range from (euro)50,000 to more than (euro)1 million, while the main deductible under Veolia Environnement's general liability policies is between
(euro)30,000 and US$2 million.

Veolia Environnement's consolidated insurance subsidiary, Codeve Insurance Company Limited, has underwritten:

         o beginning on January 1, 2004, underlying contracts for (euro)5 million per event for property damage and business interruption, which may be increased to (euro)7.5 million per event involving collision or derailment; and

         o beginning on July 1, 2004, underlying contracts for (euro)1.5 million per civil liability claim and environmental liability claim.

Codeve Insurance Company Limited also underwrote a quota-share of insurance contracts relating to construction projects in which one of Veolia Environnement's subsidiaries was acting as lead.

The consolidated insurance subsidiary's portfolio of risks involves all aspects of Veolia Environnement's business in numerous countries. The subsidiary is protected by a stop-loss of (euro)37.5 million per year for property damage insurance after the exhaustion of the (euro)12.5 million total annual claims limit borne by the subsidiary, which is triggered by claims greater than
(euro)500,000 in damages or the original deductible if the latter is higher, or, in the case of claims involving collision or derailment, by claims greater than
(euro)2 million in damages. For civil liability, there is an annual stop-loss of
(euro)5 million, occurring after the exhaustion of the (euro)10 million total annual claims limit borne by the insurance subsidiary, which is triggered by claims greater than (euro)30,000 in civil liability or the original deductible if the latter is higher.

Veolia Environnement's consolidated reinsurance subsidiary, VE Services Re, underwrote primary insurance coverage of (euro)1.5 million per claim for civil liability until June 30, 2004 as well as a quota-share of Veolia Environnement's property damage coverage and general liability policies issued by French insurers.

100% of the quota-share reinsurances accepted have been retroceded, enabling Veolia Environnement to benefit from the gap in prices between the insurance and reinsurance markets. The underlying retained coverages for civil liability insurance ((euro)1.5 million per claim) is protected by a stop-loss for Codeve Insurance Company Limited as described above.

4.8      ENVIRONMENTAL REGULATION, POLICIES AND COMPLIANCE

4.8.1 -  Environmental Regulation

Veolia Environnement's businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.

Water

Water and wastewater services activities are highly sensitive to governmental regulation. In Europe and North America, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/CE of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis, which risks may ultimately be addressed by future directives or regulations. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/CE of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

In the United States, the primary federal laws affecting the provision of water and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

Waste Management

In numerous countries, waste treatment facilities are subject to laws and regulations that require Veolia Environnement to obtain permits to operate most of its facilities from governmental authorities. The permitting process requires Veolia Environnement to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfills must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and recovery of the site during, and up to 30 years after, its operation. In addition, landfills must comply with a number of standards, and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending upon the type of waste. For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led). Further, the NFU 44-095 standard, established in 2002 and henceforth applicable in France, strictly regulates the composting of material that results from the treatment of wastewater.

In France, pursuant to the provisions of the Environment Code (articles L. 511-1 et seq.) relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/CE of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, compliance studies were submitted by waste treatment operators to the French government in June 2003, in order to help determine the measures that these waste treatment operators will have to undertake to update their sites by the end of 2005.

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states must prohibit the uncontrolled discarding, discharge and treatment of waste. In addition, several European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste. Further, the European Union has, through directive 2003/87/CE of October 13, 2003, implemented a quota system for the emission of greenhouse gases. Veolia Environnement's waste management business is excluded from the first phase (2005-2007) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

The major statutes governing Veolia Environnement's waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as "CERCLA" or "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Veolia Environnement operates also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other solid and hazardous waste management facilities.

Energy Services

Veolia Environnement's energy-related activities in Europe (primarily the supply of thermal and independent energy) are subject to a European directive that establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants. Other existing directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a co-generation facility is exempt from this tax for a period of five years after the facility begins operations.

In addition, Dalkia, in its capacity as an operator, must respect a number of environmental requirements at its sites of operation. In France, Dalkia must respect regulations based on a July 19, 1976 law and its implementing decrees relating to the environmental protection of designated installations by obtaining and renewing various permits and authorizations from regulatory authorities.

In relation to controlling the risk of legionnaire's disease, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the maintenance of sanitary hot water networks, air climate systems and other installations at risk, these recommendations having since been extended to all establishments that receive the public. In connection with regulations relating to classified facilities for the protection of the environment, provisions relating to the control and maintenance of these facilities are strengthened each year, with new language specifying the obligations of owners and operators of facilities that use cooling towers, installations for the production of cool air, combustion or electricity.

For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Union directive 2001/80/CE of October 23, 2001.

With respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/CE, which addresses the quality of water destined for human consumption. 18 states, including France, believe that the directive applies to cold and to hot water and to all types of management systems for production and distribution.

With respect to European Union directive 2003/87/CE of October 13, 2003 on quotas for the emission of greenhouse gases, Veolia Environnement's energy services have been affected and, for combustion installations of more than 20 MW, are part of the national plans of EU member states for the allocation of quotas, implemented in February 2005. Dalkia also has certain contractual obligations to limit greenhouse gas emissions. Finally, markets for the exchange of quotas provided for at the European level are already functioning in certain countries such as the United Kingdom.

Transportation

Veolia Environnement's transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require Veolia Environnement to obtain certain permits.

In the European Union, standards called "EURO" have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with "EURO 3" standards and Connex's networks are renewing their fleets with "EURO 3" vehicles. In 2005, a "EURO 4" standard takes effect with even stricter requirements for the reduction of polluting emissions.

Further, Connex has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Finally, Connex is subject to the environmental standards applicable to depots and garages whose activities may present a danger or inconvenience to the environment. For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification.

4.8.2 - Environmental Policies

Veolia Environnement strives to contribute to the enhancement of quality of life in places where it operates. As a worldwide leading provider of environmental management services, Veolia Environnement has placed the challenges of sustainable development at the heart of its strategy. To this end, Veolia Environnement does not focus only on the preservation of the environment and the protection of natural resources, but also assumes its economic and social responsibilities, particularly at a local level where Veolia Environnement is committed to stimulating progress. Further information concerning Veolia Environnement's commitment to sustainable development is contained in its 2004 Sustainable Development Report.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of its waste, the effort to optimize energy consumption in connection with its water distribution and treatment activities, the use of alternative energies in its heating operations, the recovery and treatment of biogas emissions at its landfills or the use of low-emission fuels in its fleet of public or private transport vehicles, Veolia Environnement gets involved in the main environmental problems currently affecting our planet by applying its know-how, technological capabilities and research potential to these problems. Veolia Environnement contributes to the enhancement of quality of life and sanitary conditions of local populations in its day-to-day operations. For example, by supplying drinking water to impoverished areas Veolia Environnement helps to reduce infant mortality. In developed countries Veolia Environnement has implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public sanitation.

Preserving economic and social balances

Veolia Environnement also considers the economic and social factors that underlie the course of development in the countries in which it operates, and it works to develop solutions that are adapted to local constraints and know-how transfers. For example, Veolia Environnement has developed integration strategies in Shanghai, Prague and Gabon, that have allowed Veolia Environnement's local employees to better understand the challenges in the provision of water services. Veolia Environnement gives preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced. In each of its projects, Veolia Environnement seeks to create a beneficial and educational dimension for the improvement of public health and the protection of the environment.

Moreover, Veolia Environnement is participating in an initiative for developing a charter on public-private partnerships and access of the public to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations. Veolia Environnement participated in an event organized around this initiative at a meeting of the U.N. Sustainable Development Commission that was held in New York on April 28-29, 2004, and confirmed its commitment thereto at the World Urban Forum held in Barcelona in September 2004. This initiative forms part of the United Nations' Millenium Development Goals, which were announced in 2000 by the U.N. Secretary General. The initiative aims at defining the role of private operators with respect to local public service management, while emphasizing the principles of transparency and the sharing of technology and know-how, principles to which Veolia Environnement already adheres in connection with its adherence to the U.N. Global Compact.

At the World Urban Forum in Barcelona, Veolia Environnement also shared some of its concrete experience in aiding development around the world. Veolia Environnement often does so in partnership with experienced international organizations, in areas where its operational know-how is able to contribute high added value.

In Morocco for example, Veolia Environnement has joined forces with UNICEF and the French Committee for UNICEF to participate in the implementation of a program backed by the Moroccan government that aims to combat school dropouts, particularly among girls. Scheduled to last three years, this partnership also includes the urban district of Tangiers, a Moroccan NGO, the Amendis Corporation, a subsidiary of Veolia Water, and Veolia Water Force, Veolia Environnement's urgent humanitarian intervention group. The two focal points will be improvement of health infrastructure in schools (installation of permanent water and toilet facilities) and the raising of awareness on the part of teachers and parents regarding hygiene and health issues for schoolchildren and their families. Work will be undertaken at 9 establishments whose needs have been identified as urgent.

Acting in tandem with Veolia Water Force, Waterdev is the expression of Veolia Environnement's will to go beyond urgent conditions and enter into developmental activities. Its purpose is to share experiences and to design, in partnership with public actors, representatives from non-profit organizations and NGOs, solutions that will facilitate public access to water and sewage services in the poor areas of large cities.

Veolia Water Force also mobilized alongside the French Red Cross to aid victims of the tsunami that devastated populations in Southeast Asia on December 26, 2004. More than 36 tons of supplies were sent to the Maldives, Indonesia and Sri Lanka. Hundreds of employee volunteers helped respond to the crisis both on-site and through the provision of logistics. More than 30 such volunteers went to Indonesia and Sri Lanka to set up mobile units for treating drinking water and supplying refugee camps, hospitals and schools. These volunteers also disinfected more than 20 water wells, while at the same time training local municipal technicians in ways to analyze water quality. Veolia Environnement's efforts were financed by its divisions, by its municipal partners and by a
(euro)500,000 donation from the Veolia Environnement Business Foundation. Going forward, Veolia Water Force's efforts will focus more on the long-term, in particular the rebuilding that will be required in devastated areas.

Finally, in 2004 Veolia Environnement participated in a partnership to protect the Antarctic region through its cooperation agreement with Institut Paul-Emile-Victor (IPEV), an entity that manages the French presence on this continent. This agreement, signed on July 10, 2003, relates to the analysis of the environmental impact of research bases on polar environments. It confirms Veolia Environnement's willingness to engage in sustainable development, particularly in this part of the world. It also supplements partnerships signed with Australian organizations in October 2001 and Chilean organizations in October 2002 that related to, among other matters, waste management and the prevention of water shortages.

The Veolia Environnement Institute: a prospective tool for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, Veolia Environnement created the Veolia Environnement Institute, or VEI, in 2001 to encourage prospective reflection on a number of issues relating to sustainable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of Veolia Environnement's different activities. This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century. The main themes to be considered by VEI in 2005, which are defined by the members of the Prospects Committee, will include the relationship between health and the environment, the consequences of climatic change, urban growth and the sociological and economic dimensions of environmental change.

As of the date hereof, the members of VEI's Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Helene Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, President of the Pasteur Institute in Paris, France, Director of Research at the Centre nationale de recherche scientifique
(CNRS) and professor at the College de France; Pierre-Marc Johnson (Canada), attorney, ex-prime minister of Quebec, Canada, and expert on environmental matters; and Harvey Fineberg (USA), President of the Institute of Medicine of the United States.

4.8.3 -  Environmental Information (article 116 of NRE Law)

As a specialist in environmental management services, Veolia Environnement is concerned about the environmental consequences of each of its activities, both in France and worldwide. In this respect, Veolia Environnement consistently endeavors to comply with applicable regulations, to meet the needs and requests of its clients and to optimize the techniques it implements. To illustrate its commitment, Veolia Environnement highlights below some of the more significant environmental actions that it has undertaken regardless of any regulatory or contractual obligation to do so. Readers are also referred to Veolia Environnement's 2004 Sustainable Development Report for further information regarding the Company's commitment to sustainable development.

Use and Protection of Natural Resources

Water Resources

Veolia Environnement preserves water resources by working to prevent wasteful usage in its own installations and in those of its clients. In this respect, the continued implementation of Veolia Environnement's environmental management system provides, in particular, for the monitoring of water consumption and quality in all of Veolia Environnement's activities. Veolia Environnement's current action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, Veolia Environnement installed an indicator to monitor the quality and compliance with regulatory standards of its drinking water. Veolia Environnement's industrial water consumption amounted to
246.3 million cubic meters in 2004.

Climatic developments in certain regions of the world heighten stresses on water resources. Veolia Environnement studies and promotes techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater. These developments are done strictly in association with local authorities, regulatory proceedings and the scientific community.

Veolia Environnement also takes measures to avoid polluting water resources. For example, 94.5% of Onyx's landfills are equipped with treatment stations for leachate (water that percolates through stored waste). In addition, Veolia Environnement's wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 93% in 2004.

Energy - Energy efficiency and the use of renewable energies

Veolia Environnement contributes to the reduction of energy consumption. Dalkia optimizes energy management for close to 80,000 energy installations in the world, from municipal heating networks to public housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

Dalkia's strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation. Efforts in this field include all of Veolia Environnement's activities. Veolia Environnement is not only developing the use of renewable energies, like biomass and solar energy (Dalkia), but it is also capturing energy from incineration factories and biogas from landfills (Onyx).

Connex has set as an objective for 2005 the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers. This training effort enables Veolia Environnement not only to enhance passengers' comfort and limit polluting emissions, but also to achieve significant fuel economy. In 2004, 59% of Veolia Environnement's employees participated in training activities.

Veolia Environnement's total energy consumption amounted to 97.1 million MWh in 2004.

Use of soils

In 2003, Veolia Environnement integrated all activities relating to the treatment and recovery of sludge in a single entity (SEDE Environment). This integration continued during 2004, resulting in the implementation during 2005 of indicators to measure the quality of sludge. This is expected to result in Veolia Environnement's having a specific and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

In this way Veolia Environnement has pursued its efforts to control the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in Veolia Environnement's wastewater treatment networks (through its Actipol method). Veolia Water has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost. As a second step, Veolia Environnement promotes the agricultural recovery of sludge through composting and engages an independent certifying body to audit its composting and agricultural recovery networks. This recovery is done in conjunction with the agricultural recovery of the fraction usable for fertilization from household waste.

Veolia Environnement produced 757,200 tons of compost in 2004, 46% of which was eligible to be used in agricultural activities.

Veolia Environnement has initiated a quality enhancement program for organic matter produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CREED - Veolia Environnement's center for research on waste energy services) in coordination with the INRA. Veolia Environnement is also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Onyx processes almost all of the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gases Emissions
-----------------------------------

Certain of Dalkia's activities (combustion installations with thermal output greater than 20 MW) are subject to European Union directive 2003/87/CE of October 13, 2003, which implemented an emissions trading system for greenhouse gases in EU member states (transposed into EU member states in early 2005). Further, Veolia Environnement controls its emission of greenhouse gases in all its activities, and it is implementing an action plan to improve the energy performance of its activities. In addition to the implementation of the energy efficiency policy described above, this action plan provides, in particular, for Veolia Environnement's active participation in the flexibility mechanisms provided for by the Kyoto protocol that entered into force on February 16, 2005. Veolia Environnement's direct emissions of greenhouse gases (including biogas from landfills) reached the equivalent of 31.5 million tons of carbon dioxide in 2004.

The evaluation of the production and emission of methane (CH4) gas in landfills is particularly uncertain (to date there exist many national and international methods.) Veolia Environnement participates in studies to develop and bring consistency to the different methods, notably in the context of the "Greenhouse Gases" protocol developed by international authorities. Veolia Environnement contributes to the reduction of CH4 emissions by setting-up biogas capture, burning and energy recovery systems in specialized technical landfills. Currently, 72 of the landfills for which Veolia Environnement controls investments are equipped with biogas collection and treatment systems.

Other Emissions
---------------

Installations that Veolia Environnement operates mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust. The method of calculating emissions of SOX from waste incineration units (hazardous and non-hazardous) was improved in 2004 and allowed Veolia Environnement to estimate that these emissions amounted to approximately 151 grams per ton of incinerated waste in 2004. Veolia Environnement is still working towards the development of an indicator for NOX emissions. For example, Connex, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOX emissions of its buses and coaches. Dalkia has also been conducting an evaluation program for several years on the various techniques available for reducing emissions (low emission burners, smoke recirculation, air staging, combustion modeling, etc.).

Veolia Environnement attempts to reduce its emissions, in addition to complying with regulatory standards, by:

         o enhancing air pollution treatment and developing more effective treatment technologies, including treating smoke from Veolia Environnement's waste incineration units, enhancing the quality of emissions of Veolia Environnement's transport vehicles and utilizing low NOx combustion technology in the case of Dalkia's activities, and

         o reducing consumption and favoring the use of clean fuels, such as fuel oil or low sulfur coal, natural gas, natural gas for combustion installations or vehicles, and electric or dual-mode vehicles.

Veolia Environnement has developed a semi-continuous method to monitor emissions of dioxins during waste incineration, allowing for control of the aggregate flow of such pollutants emitted throughout the year. Veolia Environnement offers this reliable and efficient measurement technique to all of its clients.

Noise and Odors

Veolia Environnement has developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste. Veolia Environnement also uses new and more silent technologies in some of its installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles.

Waste

The permanent increase in waste quantities around the world presents major risks for the environment. Veolia Environnement strives to develop every aspect of the waste management business that enables it to limit such risks, including the reduction of the sources of waste, waste collection and processing, selective sorting, waste recycling and waste-to-energy recovery. Veolia Environnement's efforts also address the waste produced by its own activities, such as residues from combustion, residues from smoke purification, treated sludge and leachate (water that percolates through waste at landfills).

Preserving biological balance, natural environments and protected species

In France, numerous activities fall under the control of either the ICPE (facilities classified for environmental protection) or its equivalent. Therefore, all business development is conducted in connection with the realization of environmental impact studies concerning very precise facets of flora and fauna. The control of these impacts therefore comprises a constant preoccupation for Veolia Environnement's different business operations (waste treatment, decontamination stations, combustion facilities, railway depositories, etc.) In addition, Veolia Environnement's researchers closely follow the evolution of scientific debates on biodiversity in order to be able to identify the most pertinent indicators in Veolia Environnement's areas of activity.

Evaluation or certification regarding the environment

Veolia Environnement's activities have been subject to environmental certification, both external (ISO) and internal, for a long time. The number of Veolia Environnement's ISO 14001 certified sites has increased continuously since 1999. In addition, Veolia Environnement seeks to achieve the targets set by its environmental management system for all of its installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. Veolia Environnement currently has 529 sites covered by an ISO 14001 certification.

Compliance with applicable legal and regulatory provisions

Veolia Environnement's environmental management system includes, among other things, an environmental audit program that allows it to monitor its sites' regulatory compliance, as well as their compliance with contractual obligations and Group standards. Veolia Environnement has defined a general framework to ensure consistency of the audit systems developed by its divisions, and each of Veolia Environnement's divisions remains responsible for the definition and implementation of its own system. Veolia Environnement's goal is to conduct audits for 80% of priority sites by 2005 and 100% by 2008. Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia's classified installations and several of Connex's transportation centers. As of December 31, 2004, 57% of Veolia Environnement's primary facilities were subject to a regulatory compliance audit. These facilities are the most sensitive to environmental impacts.

Expenses incurred to preserve the environment

Given the nature of its services, a large majority of Veolia Environnement's expenditures and investments have a direct impact on the environment. Veolia Environnement's capital expenditures amounted to (euro)2.315 billion in 2004, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, Veolia Environnement's certification program and the implementation of Veolia Environnement's environmental management system.

Prevention of environmental risks

In addition to the measures described above to reduce environmental risks, Veolia Environnement has established an environmental department. This department ensures that the objectives and actions of Veolia Environnement's divisions are consistent, particularly in connection with the implementation of the environmental management system, and encourages information sharing and best practices. It leads an environmental committee, composed of representatives of all of Veolia Environnement's divisions and departments (particularly its sustainable development, legal and communication departments).

In addition, Veolia Environnement created a risk department in 2004 that is charged with identifying, evaluating and managing risks according to a set methodology. Its work is complemented by that of a risk committee, which is chaired by the senior executive vice president. The risk committee meets at quarterly intervals throughout the year and brings together representatives from each division as well as officers from Veolia Environnement's corporate departments. This committee tracks Veolia Environnement's efforts with respect to risk management, in particular in the areas of industrial, environmental and health risks (cf. ss.4.1.9 supra).

Veolia Environnement has also established crisis management procedures that cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels that would allow any necessary measures to be taken as soon as possible.

Reserves and guarantees for environmental risks

As of December 31, 2004, Veolia Environnement's accrued reserves for site remediation amounted to (euro)367 million.

Indemnities and damages paid in 2004 for environmental claims pursuant to court orders

As of December 31, 2004, Veolia Environnement's accrued reserves for litigation ended in 2004 (including all types of claims and disputes) amounted to (euro)105 million.

International environmental targets

Veolia Environnement applies its environmental management system, as described above, to all its subsidiaries worldwide.

                                   CHAPTER 5
                      ASSETS--FINANCIAL CONDITION--RESULTS

5.1      COMMENTS ON RESULTS

5.1.1    Major developments in 2004

5.1.1.1  Overview

During 2004, Veolia Environnement completed its strategic restructuring to refocus on its core activities. Further maturation of its contract portfolio and continued implementation of the "Veolia Environnement 2005" efficiency plan led to a solid improvement in Veolia Environnement's profitability and financial structure. These actions were conducted in parallel with a strategy to strengthen and further develop Veolia Environnement's contract portfolio.

5.1.1.2. An enriched and renewed contract portfolio with longer maturity

Veolia Environnement renewed and extended several significant contracts during 2004, including:

         o Renewal of a water distribution contract in Rennes (France) for a 10-year term;

         o In Water, a 18-year extension of a wastewater treatment contract with the city of Richmond (California), expected to generate total revenues of approximately (euro)50 million during this period;

         o In Waste management, a 10-year extension of a contract to operate, maintain and manage a waste-to-energy recovery plant in Miami-Dade County (United States), expected to generate additional total revenues of (euro)1,085 million during this period;

         o A 5-year extension of a contract for integrated waste management with the county of Sheffield (United Kingdom), expected to generate additional total revenues of more than (euro)525 million during this period; and

         o In the transportation division, the renewal and expansion of contracts in Nice (and surrounding areas), Toulon and Saint-Etienne (France), and the renewal and expansion of a contract for the operation of the entire suburban rail network of Melbourne (Australia), the latter expected to generate total revenues of approximately (euro)1.5 billion during a 5-year period.

Veolia Environnement also won new contracts and activities during 2004, among which the most significant were:

         o A 30-year contract for water and wastewater management in Zlin in eastern Moravia (Czech Republic), expected to generate total revenues of approximately (euro)360 million during this period;

         o In water, a 20-year contract (renewable for another 20-year term) for water management signed with Kladno-Melnik (Central Bohemia), expected to generate total revenues of more than (euro)600 million during this period;

         o A 35-year contract for the rehabilitation and operation of drinking water plants in the province of Guizhou (China), expected to generate total revenues of approximately (euro)210 million during this period;

         o Two water contracts in China expected to generate total revenues of approximately (euro)790 million, one with the city of Hohhot for a 30-year term, the other with the city of Weinan for a 22-year term;

         o Acquisition of a 74.9% interest in Braunschweiger Versorgungs-AG (BV-AG), a company that provides environmental services to the city of Braunschweig. Services will include water distribution and management of a municipal heating, electricity and gas network. In 2005, Veolia Environnement will invest (euro)370 million to acquire its 74.9% interest in BV-AG, which has annual revenues of approximately (euro)300 million;

         o A 21-year contract for waste management in Poland, launched in January 2004 with the inauguration of a landfilling facility in Chrzanow near Cracow, expected to generate total revenues of approximately (euro)250 million during this period;

         o A 20-year contract for the collection, management, transfer and treatment of household and commercial waste in Pontiac, Michigan (United States), expected to generate total revenues of approximately (euro)185 million during this period;

         o A contract between Dalkia (energy services division) and the Polish Treasury Ministry to privatize the heating and power station of Poznan (ZEP Poznan). The contract was signed at the beginning of 2004 and is expected to generate annual revenues of approximately
             (euro)74.6 million;

         o An 8-year contract for the global management of energy installations on behalf of hospitals in the Lazio region of Rome (Italy), expected to generate total revenues of approximately
             (euro)430 million during this period;

         o A 5-year contract (term beginning on July 1, 2005) for the operation of a rail network in the suburbs of Los Angeles (United States), expected to generate total revenues of approximately
             (euro)70 million during this period;

Finally, during 2004 operations commenced under the Group's water contract with the city of Shenzhen (China), which was awarded to the Group in 2003.

Following an evaluation conducted by the British research organization EIRIS (Ethical Investment Research), Veolia Environnement was added to the FTSE4Good Index, which confirms the Group's progress with respect to sustainable development issues.

5.1.1.3. Successful completion of restructuring plan

During 2004, Veolia Environnement pursued its strategic restructuring to refocus on its core environmental services activities.

Sales of activities in the U.S.
-------------------------------

         o In February 2004, Veolia Environnement finalized the sale of farmlands located in Imperial Valley (California) to Imperial Irrigation District (IDD) for US$77.3 million.

         o At the end of July 2004, Veolia Environnement completed the sale of USFilter Corporation's equipment and short-term services businesses to Siemens. After application of the contractual price adjustment mechanisms, the final value of the sale amounted to US$975 million.

         o At the end of September 2004, Veolia Environnement completed the sale of its Culligan business to Clayton Dubilier & Rice, for total consideration of US$612 million.

These U.S. sales represent the final step in the implementation of the strategic refocusing of Veolia Environnement's water operations in North America, which was originally announced in September 2003. They are part of Veolia Environnement's broader effort to concentrate more fully on the development of outsourcing on behalf of public authorities, as well as on the provision of services involving long-term contracts with municipal or industrial clients. Including the sale of Everpure and Surface Preparation in 2003 (resulting in US$345 million in proceeds), the total proceeds generated from Veolia Environnement's U.S. asset sales in 2003 and 2004 amounted to approximately US$2.0 billion.

Sale of FCC
-----------

During 2003, Veolia Environnement and its partner in FCC's holding company, Ms. Esther Koplowitz, had a number of disagreements relating to the strategic development of FCC. To avoid creating a deadlock and in the interest of FCC's development, Veolia Environnement proposed to Ms. Koplowitz several alternative ways to resolve the parties' differences. Ms. Koplowitz, however, informed Veolia Environnement in the third quarter of 2003 of her preference to formally commence negotiations to repurchase the Company's indirect interest in FCC. Veolia Environnement accepted the principle of a sale of its interest in FCC and various proposals were exchanged. In this context, Veolia Environnement informed the Spanish stock market authorities (Comision Nacional del Mercado de Valores) on March 1, 2004 of these negotiations.

Negotiations during the first half of 2004 resulted in the sale of Veolia Environnement's 49% stake in B 1998 S.L., the holding company that owns 52.5% of FCC, to a company controlled by Ms. Esther Koplowitz. The transaction allowed Veolia Environnement to reduce its net financial indebtedness by (euro)1.1 billion, and resulted in a total cash payment to Veolia Environnement of
(euro)916 million (before transaction fees), including an exceptional dividend paid by B 1998 S.L. to Veolia Environnement prior to the sale. The transaction, which closed on September 15, 2004, was subject to applicable Spanish anti-trust regulatory approvals.

Sale of Berlikomm
-----------------

As part of the refocusing of its activities on water distribution, Berlin Water sold telecommunications operator Berlikomm at the end of August 2004.

Impact of Asset Sales
---------------------

The asset sales referred to above allowed Veolia Environnement to reduce its debt by (euro)2.4 billion in 2004.

5.1.1.4. Evolution of the shareholder structure

Following a shareholder restructuring on December 9, 2004, Vivendi Universal reduced its holdings in Veolia Environnement from 20.36% to 5.30% of share capital. This constituted a significant step in the restructuring of Veolia Environnement's shareholder base. At the same time, in order to help develop its employee shareholder base, Veolia Environnement repurchased 2% of its share capital from Vivendi Universal in connection with the shareholder restructuring, for an amount of (euro)194.8 million.

5.1.1.5. Preliminary results under the "Veolia Environnement 2005" efficiency plan

The "Veolia Environnement 2005" efficiency plan, which aims to generate
(euro)300 million in savings in 2006, is being implemented according to schedule. Savings realized during 2004 amounted to (euro)126 million, of which
(euro)116 million was included in EBIT (as defined below). Accordingly, Veolia Environnement continues to have an objective of (euro)300 million in annual savings beginning in 2006.

Savings for 2004 were achieved in the areas of purchases (18%), structural and IT costs (30%), operational processes (34%) and asset management (18%).

5.1.2    Accounting and financial information

5.1.2.1    Definitions

         o On December 31, 2004, Veolia Environnement began applying the provisions of Article 23100 of CRC Regulation n(degree) 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement. The net income of the sold activities is composed of the net income of the businesses until the date of the transaction, capital gain (loss) from the sale and the related taxes.

         o The term "new scope of consolidation" excludes the North American assets sold in 2003 and 2004 (i.e. Surface Preparation, Everpure, Culligan and USFilter's short-term equipment and short-term services activities) and FCC (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation).

         o As used in this report, the term "internal growth" includes growth resulting from new contracts won and the expansion of existing contractual arrangements through increases in prices and/or volumes delivered. Veolia Environnement also frequently offers, in the course of bidding on a contract, to acquire operating assets related to the performance of the contract. As a result, internal growth also includes acquisitions of assets for dedicated use in a particular project or contract.

         o The term "external growth" relates to growth resulting from acquisitions (net of disposals) of entities that hold multiple contracts and assets used in one or more markets.

         o EBIT, a French GAAP measure of operating performance, is defined as operating income (loss) before amortization and depreciation of goodwill and intangible assets with indefinite lives and restructuring costs. EBIT complies and is calculated in accordance with the definition of "resultat d'exploitation" set forth in CRC Regulation n(degree) 99-02 under French GAAP.

         o Non-recurring income and charges are recorded as "other income (expense)". Non-recurring income and charges are defined as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of Veolia Environnement's operations, including capital gains and losses recorded in connection with the sale of Veolia Environnement's subsidiaries and assets.

         o Recurring consolidated net income reflects EBIT after adding or deducting, as the case may be, the recurring portion of amortization and depreciation of goodwill and intangible assets with indefinite lives, financial income (expense), Veolia Environnement's share in net earnings of companies accounted for by the equity method, minority interests and ordinary tax expenses.

5.1.2.2    Revenue

The following table shows a breakdown of revenue (according to of Article 23100 of CRC Regulation 99-02 under French GAAP):

----------------------------------------------------------------------------------------------------------------
 (in millions of (euro), except     At          At          % change     Internal    External      Impact of
 for %)                          December     December      2004/2003     growth      growth       exchange
                                 31, 2004     31, 2003                                               rate
                                                                                                  fluctuations
----------------------------------------------------------------------------------------------------------------
 Revenue under new scope of
 consolidation..............     24,645        23,821         3.5%        3.9%         0.5%          -0.9%
----------------------------------------------------------------------------------------------------------------

-----------------------------  -------------  -----------
  Variation of the percent
  consolidation of
  Proactiva.................         +28           +79
-----------------------------  -------------  -----------
  FCC.......................           -        +2,965
-----------------------------  -------------  -----------
  Assets sold in the U.S....           -        +1,738
-----------------------------  -------------  -----------
 Consolidated revenue.......      24,673(1)     28,603
-----------------------------  -------------  -----------

(1) After application of the specific provisions of Article 23100 of CRC Regulation 99-02 as described above.


The following table shows a breakdown of revenue under the new scope of consolidation by division:

-----------------------------------------------------------------------------------------------------------
(in millions of (euro), except for %)                 At December 31,     At December 31,       % change
                                                           2004                2003            2004/2003
-----------------------------------------------------------------------------------------------------------
Water..................................................   9,798.4             9,585.1            +2.2%
Waste Management.......................................   6,197.7             5,909.3            +4.9%
Energy Services........................................   5,035.5             4,654.0            +8.2%
Transportation.........................................   3,613.0             3,673.1            -1.6%
-----------------------------------------------------------------------------------------------------------
Total new scope........................................  24,644.6            23,821.5            +3.5%
-----------------------------------------------------------------------------------------------------------
Total new scope at constant 2003 exchange rate.........  24,862.4            23,821.5            +4.4%
-----------------------------------------------------------------------------------------------------------

The negative impact of currency fluctuations ((euro)218 million) is mainly attributable to the weaker U.S. dollar (negative impact of (euro)172 million), which traded at an average rate of exchange of $1.2462 per euro in 2004 compared to $1.1418 per euro in 2003. Internal growth amounted to 3.9% at constant exchange rates.

The following table shows a breakdown of revenue by division in France and elsewhere under the new scope of consolidation:

-----------------------------------------------------------------------------------------------------------------------------
(in millions of               As at December 31, 2004            As at December 31, 2003                 % change
(euro), except for %)
-----------------------------------------------------------------------------------------------------------------------------
                            France    Outside     Total       France    Outside      Total       France    Outside      Total
                                      France                            France                             France
-----------------------------------------------------------------------------------------------------------------------------
Water                       6,095.5   3,702.9    9,798.4      6,115.8   3,469.3     9,585.1       -0.3%     +6.7%       +2.2%
-----------------------------------------------------------------------------------------------------------------------------
Waste Management......      2,802.4   3,395.3    6,197.7      2,648.1   3,261.2     5,909.3       +5.8%     +4.1%       +4.9%
-----------------------------------------------------------------------------------------------------------------------------
Energy Services.......      3,074.7   1,960.8    5,035.5      2,912.6   1,741.4     4,654.0       +5.6%    +12.6%       +8.2%
-----------------------------------------------------------------------------------------------------------------------------
Transportation........      1,466.5   2,146.5    3,613.0      1,346.2   2,326.9     3,673.1       +8.9%     -7.8%       -1.6%
-----------------------------------------------------------------------------------------------------------------------------
Total.................     13,439.1  11,205.5   24,644.6     13,022.7  10,798.8    23,821.5       +3.2%     +3.8%       +3.5%
-----------------------------------------------------------------------------------------------------------------------------

Revenue generated in France increased from (euro)13,022.7 million in 2003 to
(euro)13,439.1 million in 2004, reflecting solid growth of more than 5% across all divisions except for water, which in 2003 recorded higher than normal revenue due to the heatwave that struck most of France.

Revenue generated outside France increased by 3.8% to (euro)11,205.5 million in 2004 (compared to (euro)10,798.8 million in 2003), and by 5.8% at constant exchange rates. Growth in the water, waste management and energy services divisions was particularly strong and helped contribute to the overall positive result.

The following table shows a breakdown of revenue by division and by geographical regions outside of France under the new scope of consolidation:

---------------------------------------------------------------------------------------------------------------------
(in millions of              Europe (outside          Americas                Rest of                Total
(euro), except for %)            France)                                       World
                              2004      2003       2004       2003        2004       2003       2004       2003
-----------------------------------------------------------------------------------------------------------------
Water.................      1,990.7   2,061.8       561.7     395.2     1,150.5    1,012.3     3,702.9    3,469.3
Waste Management......      1,566.4   1,457.5     1,303.3   1,339.5       525.6      464.2     3,395.3    3,261.2
Energy Services.......      1,876.4   1,670.0        47.9      40.7        36.5       30.7     1,960.8    1,741.4
Transportation........      1,598.1   1,994.3       276.7     190.3       271.7      142.3     2,146.5    2,326.9
..................................................................................................................
Total.................      7,031.6   7,183.6     2,189.6   1,965.7     1,984.3    1,649.5    11,205.5   10,798.8
-----------------------------------------------------------------------------------------------------------------

Revenue from Europe outside France remained stable due to the loss of the Connex South Eastern license in 2003, which was offset by growth in the other divisions. Excluding the effect of the loss of Connex South Eastern, revenue from Europe outside France grew by 7.4%, and by 7.2% at constant exchange rates.

The principal factors contributing to this increase were:

     o   expansion in waste management activities in the UK and Northern Europe,

     o   expansion in energy services activities in Italy and the UK,

     o   development of transportation activities in Eastern Europe, and

     o   growth in water activities in Germany.

In the Americas, revenue increased by 21% at constant exchange rates, due primarily to the full-year impact of operations under the Boston transportation contract and other new development in the transportation division.

In the rest of the world, revenue increased by 20.3%, due primarily to new contracts won by the water division in China, a solid performance by the waste management division and operations under the newly renewed and expanded Melbourne contract in the transportation division.

Water*
-----

Veolia Environnement's water business generated revenue of (euro)9.8 billion in 2004, an increase of 2.2% compared with 2003, despite the negative impact of fluctuations in currency exchange rates (which represented a 0.8% decline in revenue). At constant exchange rates, revenue from the water business grew by 3.0% in 2004, including the 0.5% positive impact of external growth. As a result, the water business recorded internal growth of 2.5%, which is primarily attributable to the following:

     o In France, revenue was affected by weather conditions that were much less favorable than in 2003, which led to a reduction in Veolia Environnement's billings for payments it collected on behalf of local water authorities (third-party revenues) during 2004. Nevertheless, the business benefited from an excellent rate of contract renewals and an important contribution from new contracts and complementary services. Revenue growth came to 1%. However, when adjusted for the reduction in total billings collected from local water authorities, revenue grew by 2.6%.

     o Outside France, excluding Veolia Water Systems, internal growth remained strong at nearly 9%. The business benefited from highly favorable trends across Europe and from the commencement of operations under new contracts won in the Asia-Pacific region (representing internal growth of 19%). The activities retained in the United States also performed well.

     o Revenue posted by Veolia Water Systems declined slightly by 2.7% at comparable scope and constant exchange rates, due to measures undertaken both in France and elsewhere to refocus on more profitable contracts.

--------------
* Under new scope of consolidation.


Waste Management
----------------

The waste management business generated revenue of (euro)6.2 billion in 2004, an increase of 4.9% compared with 2003, despite the negative impact of fluctuations in currency exchange rates relating to the U.S. dollar in particular (which represented a 2.1% decline in revenue). At constant exchange rates, waste management revenue increased by 7.0% compared with 2003, despite negative external growth of 0.2%. Internal growth of 7.2% in the waste management business was primarily attributable to the following:

     o In France, despite a challenging economic environment, the expansion of waste collection, sorting and waste-to-energy activities as well as an overall improvement in service offerings helped to lift internal revenue growth to 6.6%.

     o Total revenue growth outside France, excluding Latin America (Proactiva), was nearly 8% at comparable scope and constant exchange rates. Business in Northern and Central Europe (in particular in the United Kingdom, Norway and the Czech Republic) posted continued strong growth. In the United States, the solid waste and industrial services activities recorded strong performance. Operations in Asia continued to benefit from satisfactory growth in volumes, especially in Hong Kong. Revenue in Australia posted a tangible increase following expansion in New South Wales and Queensland.

Energy Services
---------------

The energy services business generated revenue of (euro)5.0 billion in 2004, an increase of 8.2% compared with 2003. Revenue growth resulted mainly from internal growth of 7.2%, and to a small extent from 1% in external growth (principally relating to the acquisition of Giglio in Italy). Internal growth of 7.2% in the energy services business was primarily attributable to the following:

     o Revenue in France grew by 5.9% as a result of expansion in business, in particular with industrial customers, and the entry into service of cogeneration plants.

     o Outside France, internal revenue growth was 9.6%. Expansion was particularly strong in Southern Europe (internal growth in Italy ran at nearly 18% due to new contract wins, while overall growth came to 29% due primarily to the acquisition of Giglio) and in the UK (growth of 12.6% at comparable scope and constant exchange rates).

Transportation
--------------

The transportation business generated revenue of (euro)3.6 billion in 2004, a 1.6% decrease compared with 2003. This decrease was primarily due to negative internal growth of 1.9% and the impact of fluctuations in currency exchange rates (which represented a 0.5% decline in revenue), which was partially offset by external growth of 0.8%. At constant exchange rates, revenue from the transportation business decreased by 1.1% compared with 2003. Negative internal growth of 1.9% in the transportation business was primarily attributable to the discontinuation of rail and bus operations in the United Kingdom in November 2003. Excluding the impact of this discontinuation, internal growth came to 14.7%, which was primarily attributable to the following:

     o In France, internal revenue growth of 8% was due to both business expansion as well as contract renewals or expansions.

     o Outside France, excluding the impact of the operations discontinued in the UK, internal growth was up 19.6%. Connex benefited in particular from the full-year impact of operations under the Boston contract, rail contracts won in Germany and the renewal and expansion of the Melbourne contract in Australia.

5.1.2.3 Operating Income (Loss) before Amortization Charges and Restructuring Costs (EBIT)

The following table shows a breakdown of EBIT (according to Article 23100 of CRC Regulation 99-02 under French GAAP):

------------------------------------------------------------------------------------------------------
                                             At December 31,     At December 31,      % change
 (in millions of (euro), except for %)             2004                2003           2004/2003
------------------------------------------------------------------------------------------------------
EBIT under new scope of
  consolidation.....................              1,615.8             1,437.4           +12.4%
------------------------------------------------------------------------------------------------------
  Variation of the percent
  consolidation of Proactiva........                 +1.1                +0.8
--------------------------------------------------------------------------------
  FCC...............................                    -              +275.3
--------------------------------------------------------------------------------
  Assets sold in the U.S............                    -               +37.4
--------------------------------------------------------------------------------
Consolidated EBIT...................           1,616.9(1)             1,750.9
--------------------------------------------------------------------------------

(1) After application of the specific provisions of Article 23100 of CRC Regulation 99-02 as described above.

The following table shows a breakdown of EBIT by division under the new scope of consolidation:

--------------------------------------------------------------------------------------------------
(in millions of (euro), except for %)          At December 31,     At December 31,    % change
                                                    2004                 2003         2004/2003
--------------------------------------------------------------------------------------------------
Water.....................................         830.3                 743.2          +11.7%
Waste Management..........................         455.8                 382.5          +19.2%
Energy Services...........................         295.8                 274.4           +7.8%
Transportation............................         103.3                  92.6          +11.5%
Holding Company Costs.....................         (69.4)                (55.3)         +25.5%
--------------------------------------------------------------------------------------------------
Total new scope...........................       1,615.8               1,437.4          +12.4%
--------------------------------------------------------------------------------------------------
Total new scope at constant 2003
exchange rate.............................       1,631.6               1,437.4          +13.5%
--------------------------------------------------------------------------------------------------

Water*
-----

EBIT of the water division amounted to (euro)830.3 million in 2004, an 11.7% increase from the (euro)743.2 million recorded in 2003. At constant exchange rates, EBIT increased by 12.2% in 2004, which was primarily attributable to the following:

     o In France, profitability of the water division decreased slightly in 2004, given that weather conditions were less favorable than in 2003 (when a heatwave struck most of France). However, this was almost entirely offset by the continued pursuit of productivity and cost-control measures in France.

     o Outside France, operating margins improved due primarily to an increase in tariffs under the Berlin water contract. In the rest of Europe, EBIT increased in Germany, the Czech Republic and Romania. In Asia, operations under new contracts are beginning in accordance with development plans. In the United States, Veolia Environnement implemented a new organizational structure for the U.S. assets it decided to retain. Engineering and technology activities within the water division benefited from a strategy aimed at choosing contracts more selectively, and also recorded a significant increase in profitability.

As a result of these factors, the water division's EBIT/revenue ratio increased from 7.7% in 2003 to 8.5% in 2004.

--------------
* Under new scope of consolidation.


Waste Management
----------------

EBIT of the waste management division amounted to (euro)455.8 million in 2004, a 19.2% increase from the (euro)382.5 million recorded in 2003. At constant exchange rates, EBIT increased by 22.4% in 2004, which was primarily attributable to the following:

     o In France, results were strong due to the impact of several profitability measures and rationalization of operating processes that occurred over the past few years, in particular in the areas of collection, incineration and hazardous waste activities. The waste management division has also attempted to refocus itself on the provision of high value-added services.

     o Outside France, EBIT increased noticeably in Northern Europe. In the United Kingdom, for example, the waste management division benefited from an improvement in the profitability of municipal contracts and the impact of large integrated contracts, while in Norway the division's recycling activities yielded favorable results. In the United States, EBIT increased due primarily to industrial service activities.

As a result of the general improvement in profitability, the waste management division's EBIT/revenue ratio increased from 6.6% in 2003 to 7.4% in 2004.

Energy Services

EBIT of the energy services division amounted to (euro)295.8 million in 2004, a 7.8% increase at current and constant exchange rates from the (euro)274.4 million recorded in 2003. The increase was primarily attributable to the following:

     o In France, EBIT improved due in particular to continued strengthening of work organization.

     o Outside France, EBIT increased strongly in Italy due to the twin effects of new commercial development and efforts to improve profitability. EBIT also increased in Eastern Europe, benefiting from the commencement of operations under new contracts won over the past two years, in particular in Poland and the Baltic region.

As a result of these factors, the energy services division's EBIT/revenue ratio remained stable at 5.9% in 2004.

Transportation
--------------

EBIT of the transportation division amounted to (euro)103.3 million in 2004, an 11.5% increase compared with 2003. At constant exchange rates, EBIT increased by 12.5% in 2004, which was primarily attributable to the following:

     o In France, businesses performed well, in particular the inter-city transportation business.

     o Outside France, results improved noticeably due to profits realized under the Boston contract, the initial effects of the newly expanded Melbourne contract and contract negotiations in Germany. This improvement was offset, however, by difficulties encountered in the Scandinavian market, which involved bus activities in Sweden and Denmark and an operating deficit by the Norland Trafic railway line in Sweden.

As a result of these factors, the transportation division's EBIT/revenue ratio increased from 2.5% in 2003 to 2.9% in 2004.

EBIT by Region

The following table shows a breakdown of EBIT of the Company by geographical region under the new scope of consolidation:

--------------------------------------------------------------------------------
                                           At December 31,     At December 31,
                                                2004                2003
--------------------------------------------------------------------------------
France                                           41%                 38%
Europe (outside France)...................       42%                 47%
Americas..................................        7%                  8%
Rest of World.............................       10%                  7%

Assets disposals in the United States and Spain have led to an increase in the proportional contribution to EBIT of Veolia Environnement's activities in France.

EBIT margins (EBIT/revenue ratio)

EBIT margins (under the new scope of consolidation) improved in different divisions due to an improvement in operating performances, and broke down as follows:

--------------------------------------------------------------------------------
                                           At December 31,     At December 31,
                                                2004                2003
--------------------------------------------------------------------------------
Water.....................................      8.5%                7.7%
Waste Management..........................      7.4%                6.6%
Energy Services...........................      5.9%                5.9%
Transportation............................      2.9%                2.5%
--------------------------------------------------------------------------------
Total new scope...........................      6.6%                6.0%
--------------------------------------------------------------------------------


Operating Expenses

The following table shows a breakdown of operating expenses in 2004 and 2003:

--------------------------------------------------------------------------------
(in millions of (euro))                    At December 31,     At December 31,
                                                2004                2003
--------------------------------------------------------------------------------
Personnel costs...........................      7,424               8,569
Depreciation and reserves.................      1,478               1,719
Other expenses............................     14,247              16,646
--------------------------------------------------------------------------------
Total.....................................     23,149              26,934
--------------------------------------------------------------------------------


5.1.2.4 Amortization of Goodwill and Depreciation of Intangible Assets with Indefinite Lives

Amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives decreased from (euro)2,424.5 million in 2003 to
(euro)253.3 million in 2004. Amortization and depreciation charges in 2004 broke down as follows:

     o   (euro)146.9 million in recurring amortization expense, compared to
         (euro)209.6 million in 2003, and
     o   (euro)106.4 million in non-recurring amortization expense, compared to
         (euro)2,214.9 million in 2003.

Recurring amortization expense decreased in 2004, due primarily to the write-off as of June 30, 2003 of goodwill relating to USFilter, and the allocation of goodwill amortization relating to FCC to a separate line item of the income statement for businesses that have been sold.

Non-recurring amortization charges in 2004 consisted primarily of a write-off of
(euro)70.0 million of goodwill for the transportation division in various parts of the Scandinavian market. Other non-recurring amortization charges (amounting to (euro)36.4 million) involved mainly the waste management ((euro)19.0 million) and energy services ((euro)14.9 million) divisions, in light of the market environment in 2004 and future prospects in these markets.

In 2003, amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives amounted to (euro)2,424.5 million, principally due to a write-off in the first half of 2003 of (euro)2,091.3 million of goodwill recorded in connection with the acquisition of USFilter and several trademarks held by USFilter (which are recorded as intangible assets with an indefinite life) following Veolia Environnement's reorganization of its U.S. water activities and the contemplated divestment of several of these activities (sale of "Equipment - short term contracts" and "consumer and commerce poles"). In addition, in light of the market environment in 2003 and the prospects for its markets, in 2003 Veolia Environnement wrote-off goodwill amounting in the aggregate to (euro)123.6 million, of which (euro)36 million was recorded in several engineering subsidiaries of the water division, (euro)21.6 million in German waste management operations and (euro)18.8 million in energy services activities. This (euro)123.6 million write-off of goodwill also included a charge of (euro)9.7 million in the transportation division due to the termination of the Connex South Eastern license, and charges of (euro)24.2 million relating to FCC, notably with respect to its cement activities in the U.S.

5.1.2.5    Restructuring Costs

Restructuring costs decreased from (euro)93.3 million in 2003 to (euro)51.0 million in 2004. Restructuring costs in 2004 related mainly to:

     o (euro)28.5 million accrued in the water division, due primarily to the implementation of restructuring plans for subsidiaries, including Veolia Water Systems ((euro)8.5 million), Novo in Berlin ((euro)8.0 million) and Apa Nova Bucuresti in Bucharest ((euro)3.1 million). Various other restructuring charges amounted to less than (euro)2 million each;

     o   (euro)17.1 million accrued in the energy services division, of which
         (euro)10.6 million and (euro)6.5 million related to employee termination costs in France and abroad, respectively;

     o   (euro)2.7 million accrued in the waste management division; and

     o   (euro)2.7 million accrued in the transportation division.

In 2003, restructuring costs amounted to (euro)93.3 million. Restructuring costs in 2003 related mainly to:

     o   (euro)31.5 million accrued in the transportation division, of which
         (euro)20.9 million relate to the additional costs incurred in connection with the loss of the South Eastern license in the United Kingdom, which were fully paid in 2003 to obtain the release of Veolia Environnement's financial obligations under the license. Most of the remaining balance relates to the reorganization of German transportation activities ((euro)3.6 million);

     o (euro)33.9 million accrued in the water division, including (euro)12.7 million recorded by USFilter's subsidiaries in the United States in connection with various profitability measures (particularly in its engineering activities), (euro)9.8 million relating to Veolia Water's engineering activities (particularly in the Benelux region), and
         (euro)4.0 million in connection with changes in the management of the Africa and Middle East region;

     o   (euro)15.1 million accrued in the energy services division, of which
         (euro)14.6 million were recorded in France and the remaining (euro)0.5 million elsewhere; and

     o   (euro)12.6 million accrued in the waste management division, including
         (euro)5.0 million in costs associated with a reorganization plan in the United States.

5.1.2.6    Operating Income

Operating income is defined as EBIT after amortization and depreciation of goodwill and intangible assets with indefinite lives and restructuring costs. It is therefore affected by exceptional write-offs of goodwill and market shares. In 2004, operating income amounted to (euro)1,312.6 million, compared to an operating loss of (euro)766.9 million in 2003, which was mainly due to the write-off of goodwill and indefinite life intangible assets associated with the acquisition of USFilter.

For 2004, operating income broke down as follows by division: water ((euro)744.8 million, excluding the results of Proactiva), waste management ((euro)384.0 million, excluding the results of Proactiva), energy services ((euro)233.7 million), and transportation ((euro)13.9 million).

For 2003, operating income broke down as follows by division: water ((euro)-1,456.3 million, excluding the results of Proactiva), waste management ((euro)292.8 million, excluding the results of Proactiva), energy services ((euro)210.3 million), transportation ((euro)33.4 million), and FCC ((euro)209.7 million).

5.1.2.7  Financial Income (Expense), Net

Veolia Environnement incurred net financial expense of (euro)635.0 million in 2004, compared to net financial expense of (euro)749.9 million in 2003. The decrease in net financial expense was partially due to a continued decline in financing costs, from (euro)623.7 million in 2003 to (euro)602.1 million in 2004. It was also equally due to a reduction in net accruals of reserves, which fell from (euro)134.1 million in 2003 to (euro)45.8 million in 2004.

The decrease in financing costs is principally attributable to a reduction in outstanding indebtedness, which offset an increase in the average cost of debt from 4.31% in 2003 to 4.63% in 2004. The increase in the average cost of debt resulted from an extension in the maturity of debt, the implementation of fixed-rate hedges in 2004 and the investment of proceeds resulting from asset sales into short-term money market instruments (to be used for the redemption of VE's outstanding OCEANEs on January 3, 2005).

Excluding the impact of financing costs, Veolia Environnement recorded net financial expense of (euro)32.9 million in 2004, compared to net financial expense of (euro)126.2 million in 2003. The other principal components of financial income and expense in 2004 were the following:

     o a one-time capital gain of (euro)44.4 million from the sale of shares of Vinci, as well as a one-time capital gain of (euro)7.8 million from the sale of shares of Rome Vendome (compared to a capital gain of (euro)30.5 million in 2003 from the sale of shares of Vinci),

     o a non-recurring write back of reserves of (euro)3.6 million relating to shares of Veolia Environnement held as treasury stock (compared to net accrual of reserves of (euro)61.1 million in 2003, including a
         (euro)69.8 million reserve accrued in connection with several financial credits held by USFilter),

     o the amortization of (euro)34.7 million in redemption premium (stable compared to (euro)34.1 million in 2003), a substantial part of which corresponds to redemption premium on Veolia Environnement's convertible bonds, or OCEANEs ((euro)30.2 million),

     o the amortization of (euro)18.8 million in borrowing costs, a slight increase compared to 2003 ((euro)14.0 million),

     o commissions paid to financial institutions amounting to (euro)9.6 million (compared to (euro)13.0 million in 2003), and

     o a net foreign exchange loss of (euro)19.9 million (compared to (euro)7.8 million in 2003).

5.1.2.8    Other Income (Expense)

Non-recurring income and charges are recorded as "other income (expense)". Non-recurring income and charges are defined as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of Veolia Environnement's operations, including capital gains and losses recorded in connection with the sale of Veolia Environnement's subsidiaries and assets. Veolia Environnement recorded net other expense of (euro)57.3 million in 2004, compared to (euro)62.4 million in 2003.

Net other expense in 2004 principally resulted from:

     o a (euro)55.2 million capital loss recorded in connection with the sale by Berlin Water of telecommunications operator Berlikomm,

     o a (euro)13.8 million settlement paid to resolve a dispute relating to a failed acquisition in Italy,

     o   other insignificant charges.

Net other expense in 2003 resulted from the (euro)65.0 million in capital losses recorded in connection with the sale of several of USFilter's activities (including the impact of fluctuations in exchange rates on the sales proceeds) and reserves accrued in respect of USFilter activities in the process of being sold, a (euro)28.3 million reserve accrued in respect of companies in the United Kingdom to be sold following Connex's strategic decision to withdraw from the U.K. transportation market, and a (euro)21.6 million reserve accrued by FCC in respect of the sale of Grubar Hotels. These capital losses and reserves more than offset net capital gains of (euro)52.5 million from various divestments in 2003. These net capital gains resulted primarily from a (euro)30.8 million gain on the sale of Veolia Environnement's interest in Wyuna and a (euro)40.8 million gain on the sale by FCC of Compania de Energia Hydroelectrica de Navarra.

5.1.2.9  Income Tax Expense

Income tax expense in 2004 was (euro)182.4 million, compared to (euro)274.4 million in 2003.

2004 tax expense is composed of a tax charge of (euro)226.0 million, partially offset by (euro)43.6 million in deferred income tax benefits (compared to (euro)352.2 million and (euro)77.8 million, respectively, in the 2003 accounts). In 2004, this tax expense does not take into account tax charges on divestments, which are included in the net income for discontinued operations.

While the Group's profitability has improved, its average tax rate (calculated on the basis of income tax before taxes on income resulting from minority interests and before amortization and depreciation of goodwill and intangible assets with indefinite life) has decreased from 32.5% in 2003 to 20.9% in 2004. This decrease is due to the effect of tax synergies of the Group's U.S. and French businesses. Further, the improvement in operating profitability has had a favorable impact on tax planning. The Group believes that it should be able to record additional deferred tax assets in the future, in particular in the area of fiscal year losses which were not taken into account in the balance sheet in 2003.

5.1.2.10   Share in Net Earnings of Companies Accounted for by the Equity Method

The Group's share in net earnings of companies accounted for by the equity method reached (euro)22.4 million in 2004, compared to (euro)44.4 million in 2003. The largest contributions were made by companies accounted for by Onyx using the equity method ((euro)9.1 million), Veolia Water ((euro)5.8 million) and Proactiva ((euro)5.0 million). The decrease in the Group's share of net earnings of equity investees in 2004 compared to 2003 is primarily attributable to the sale of FCC in 2004, which in 2003 contributed (euro)30.7 million to the Group's share of net earnings of equity investees.

5.1.2.11   Minority Interests

The Group's income allocable to minority interests totaled (euro)127.1 million in 2004, compared to (euro)245.5 million in 2003. The principal minority interests in 2004 are related to the Group's water subsidiaries ((euro)42.4 million), energy services subsidiaries ((euro)44.9 million), waste management subsidiaries ((euro)18.1 million) and transportation subsidiaries ((euro)12.7 million). The decrease in income allocable to minority interests in 2004 compared to 2003 is primarily attributable to the sale of FCC in 2004.

The Group's income allocable to minority interests totaled (euro)245.5 million in 2003. The principal minority interests in 2003 were related to FCC ((euro)111.9 million), the Group's water subsidiaries ((euro)61.2 million, mainly related to Berlin Water), energy services subsidiaries ((euro)41.4 million), waste management subsidiaries ((euro)15.5 million), transportation subsidiaries ((euro)11.3 million) and Proactiva ((euro)(5.8) million).

5.1.2.12   Income (loss) from discontinued operations


(in millions of (euro))                          Water        FCC        Total
                                              activities
                                              in the U.S.
Net income of businesses sold.............         0.2       36.0         36.2
Capital gains or losses...................       (47.2)      36.1        (11.1)
Taxes.....................................      (201.7)     (31.2)      (232.9)
--------------------------------------------------------------------------------
Income (loss) from businesses sold........      (248.7)      40.9       (207.8)
--------------------------------------------------------------------------------

The net income from U.S. businesses sold ((euro)0.2 million) includes the effect of restructurings related to the sale of these assets. The capital loss incurred takes into account the price adjustments negotiated with buyers.

Income (loss) related to USFilter was heavily influenced by the tax consequences of the U.S. asset sale, such that:

     o Veolia Environnement recorded a (euro)63.5 million charge relating to its use of deferred tax assets in connection with the sale. Given the way in which Veolia Environnement structured the sale, this charge was considerably lower than the one in excess of (euro)200 million mentioned in Veolia Environnement's 2003 annual report on Form 20-F.

     o Moreover, as a result of tax regulation in France, currency gains and losses on loans and debts are taxed without taking into account the effects of currency fluctuations on equity. Consequently, a French tax charge of approximately (euro)138 million was imposed on the sale of U.S. assets. In previous fiscal years, this tax charge has been deducted directly from a currency transaction adjustments reserve in accordance with consolidation rules relating to net foreign investments. This (euro)138 million tax charge therefore has no impact on shareholders' equity, as indicated in Veolia Environnement's semi-annual report of June 30, 2004.

Regarding FCC, it contributed to net income for a 9-month period. The sale of FCC yielded a consolidated capital gain of (euro)36.1 million. Further, Veolia Environnement paid (euro)31.2 million to Spanish tax authorities during 2004 relating to the sale of FCC, in accordance with a tax treaty between France and Spain.

The principal components of the profit and loss accounts for discontinued operations for the year ended December 31, 2004 are the following:


(in millions of (euro))                         Water      FCC         Total
                                        activities in
                                                  the
                                                  U.S.
Revenues..................................     878.3     1,488.7      2,367.0
EBIT......................................      26.0       131.6        157.6
Operating income..........................      25.2       111.6        136.8
Financial income (expense), Net...........      (5.0)       (4.3)        (9.3)
Other income (expense)....................         -       (19.2)       (19.2)
Income tax expense........................      (7.9)      (37.4)       (45.3)

Equity in net income of affiliates........     (12.1)       29.5         17.4
Minority interests........................         -       (44.2)       (44.2)
-------------------------------------------------------------------------------
Consolidated net income (loss) of
businesses sold                                  0.2        36.0         36.2
-------------------------------------------------------------------------------

5.1.2.13          Consolidated Net Income (Loss)

The Group recorded consolidated net income of (euro)125.4 million in 2004 (with a positive contribution of (euro)333.2 million from businesses that the Group has decided to retain in the future), compared to a consolidated net loss of
(euro)2,054.7 million in 2003. Recurring consolidated net income, which represents the Group's consolidated net income excluding exceptional items, amounted to (euro)352.9 million in 2004, an increase of 41% compared to
(euro)249.7 million in 2003. Recurring consolidated net income reflects EBIT after adding or deducting, as the case may be, the recurring portion of amortization and depreciation of goodwill and intangible assets with indefinite lives, financial income (expense), Veolia Environnement's share in net earnings of companies accounted for by the equity method, minority interests and ordinary tax expenses.

Based on the average number of shares outstanding during each period ((euro)406.4 million in 2004 compared to (euro)405.0 million in 2003) and the number of treasury shares not taken into account in Veolia Environnement's consolidated net position in each period ((euro)4.2 million), Veolia Environnement recorded net earnings per share of (euro)0.31 in 2004, compared to a net loss per share of (euro)(5.13) in 2003. Recurring net earnings per share amounted to (euro)0.88 in 2004 compared to (euro)0.62 in 2003.

Consolidated net income in 2004 broke down as follows:

----------------------------------------------------------------------------------------------------------------
(in millions of (euro))                               Recurring    Non-Recurring     Total         Comments
----------------------------------------------------------------------------------------------------------------
EBIT ............................................     1,616.9            -         1,616.9      Section 5.1.2.3
Restructuring costs .............................         -            (51.0)        (51.0)     Section 5.1.2.5
Amortization and depreciation of goodwill and                                                   Section 5.1.2.4
   intangible assets with indefinite life........      (146.9)        (106.4)       (253.3)
Financial income (expenses) (1)..................      (624.8)         (10.2)       (635.0)     Section 5.1.2.7
Other income (expenses)..........................         -            (57.3)        (57.3)     Section 5.1.2.8
Equity in net income of affiliates...............        22.4            -            22.4      Section 5.1.2.10
Minority interest................................      (163.2)          36.1        (127.1)     Section 5.1.2.11
Income taxes.....................................      (351.5)         169.1        (182.4)     Section 5.1.2.9
Income from businesses sold......................         -           (207.8)       (207.8)     Section 5.1.2.12
----------------------------------------------------------------------------------------------------------------
Total 2004.......................................       352.9         (227.5)        125.4
----------------------------------------------------------------------------------------------------------------

(1) Due to the fact that income from businesses sold in 2004 (water activities in the U.S. and FCC) has been included in the "Non-Recurring" column of the line item "Income from businesses sold", the recurring portion of "Financial income (expenses)" has been adjusted upwards by
       (euro)66 million to take into account the full-year effect of these sales. The non-recurring portion of "Financial income (expenses)" has been adjusted downwards by an equal (euro)66 million to neutralize this effect.

The (euro)103 million increase in recurring consolidated net income for 2004 compared to 2003 is principally due to the improved performance of Veolia Environnement's businesses (yielding a positive effect of (euro)133 million), which was partially offset by an increase in the average cost of financing (yielding a negative effect of (euro)27 million).

Consolidated net income in 2003 broke down as follows:

--------------------------------------------------------------------------------------------------------------
(in millions of (euro))                                             Recurring    Non-Recurring      Total
--------------------------------------------------------------------------------------------------------------
EBIT.............................................................    1 750.9           -           1750.9
Restructuring costs..............................................        -           (93.3)         (93.3)
Amortization and depreciation of goodwill and intangible
   assets with indefinite life...................................     (209.6)     (2,214.9)      (2,424.5)
Financial income (expenses)......................................     (712.0)        (37.9)        (749.9)
Other income (expenses)..........................................        -           (62.4)         (62.4)
Equity in net income of affiliates...............................       46.0          (1.6)          44.4
Minority interest................................................     (257.3)         11.8         (245.5)
Income taxes.....................................................     (368.3)         93.9         (274.4)

--------------------------------------------------------------------------------------------------------------
Total 2003.......................................................      249.7      (2,304.4)      (2,054.7)
--------------------------------------------------------------------------------------------------------------

5.1.3    Liquidity and Capital Resources

5.1.3.1  Cash Flows

Net cash flow from operating activities remained nearly unchanged in 2004, decreasing from (euro)3,098 million in 2003 to (euro)3,036 million in 2004, due primarily to net changes in working capital requirements of (euro)69 million.

Excluding the impact of Veolia Environnement's securitization and receivable sales program, working capital requirements decreased by (euro)341 million in 2004 compared to an increase of (euro)151 million in 2003, reflecting continued improvement in the monitoring and control of working capital needs as a result of efforts that began in 2003.

Excluding net changes in working capital requirements, net cash flow from operating activities was stable in 2004 at (euro)2,707 million, compared to
(euro)2,701 million in 2003. This stability was the result of the following factors that offset each other:

     o   disposals that led to a decrease in cash flow of (euro)288 million;

     o fluctuations in currency exchange rates that led to a decrease in cash flow of (euro)30 million; and

     o improvement in the Group's operating performance that led to an increase in cash flow of (euro)324 million.

Net cash flow from investing activities includes cash flows resulting from acquisitions and divestitures of tangible and financial assets, acquisitions and disposals of businesses, equity-method investments and net changes in long-term and short-term loans made by Veolia Environnement in connection with its activities. Cash outflows from investing activities were (euro)760 million in 2004, compared to an outflow of (euro)3,112 million in 2003. Veolia Environnement's cash outflow in 2004 primarily resulted from (euro)2,315 million in cash used in industrial investments, (euro)334 million in financial investments and (euro)278 million in purchases of marketable securities. These investments were largely financed through the cash generated by asset disposals in 2004 of (euro)2,130 million.

Net cash outflow from financing activities was (euro)1,030 million in 2004, compared to a net cash inflow of (euro)441 million in 2003. Net cash outflow from financing activities in 2004 is primarily attributable to the repayment of long-term financial debt in connection with the Group's efforts to reduce its total outstanding net indebtedness. Net cash inflow from financing activities in 2003 is primarily attributable to additional short-term borrowings and long-term debt incurred by Veolia Environnement (which were used to reduce existing long-term debt) in the context of the implementation of the Group's financing policy for 2003.

5.1.3.2  Sources of Funds

Financings

As of December 31, 2004, Moody's and Standard & Poor's had assigned the following credit ratings to the company:

....................................................................................................................
                                Short-term      Long-term      Outlook              Most recent action
....................................................................................................................
Moody's....................        P-2            Baa1         Stable       In September 2003,  Moody's  confirmed
                                                                            its ratings on the company.

Standard & Poor's (1)......        A-2            BBB+         Stable       In September  2004,  Standard & Poor's
                                                                            confirmed its ratings on the company.
....................................................................................................................

(1) The EMTN program is rated BBB by S&P.


In 2004, Veolia Environnement sought to strengthen its finances. Actions undertaken fell into the following three categories:

     o continued implementation of a policy to extend the average maturity of indebtedness;

     o elimination of financial debt covenants (interest coverage ratio and debt coverage ratio) in syndicated credit and bilateral credit lines;

     o   extension of the average maturity of available cash.

Veolia Environnement's main financing activities in 2004 included:

     o   Implementation of a syndicated credit facility in the amount of
         (euro)3.5 billion in February 2004. In order to optimize the Group's liquidity, Veolia Environnement decided to replace its two existing syndicated credit facilities (one arranged by Societe Generale with (euro)2,164.7 million outstanding due on November 3, 2004, and another arranged by Deutsche Bank with (euro)2,250 million outstanding due on March 13, 2006) with a single (euro)3.5 billion 5-year syndicated credit facility on February 19, 2004. This new syndicated credit facility, which extends the average maturity of the Group's debt and improves its cost of financing, does not contain any financial covenants that trigger an early repayment of the facility.

     o Renegotiation of bilateral credit lines. Veolia Environnement pursued negotiations to further extend the maturity of its existing bilateral credit lines and eliminate any financial covenants that could trigger an early repayment.

     o A 22-year bond issuance in the United Kingdom by Three Valleys, a British water subsidiary. This 200 million British pounds bond issuance (issued on July 13, 2004 at a fixed rate of 5.875%) was undertaken in order to align this subsidiary's debt with its future cash flows, and to repay an intra-group loan.

     o Implementation of a letters of credit facility in the U.S. for US$1.5 billion in order to assist in the development of Veolia Environnement's activities in the U.S.

Finally, to optimize the management of working capital, Veolia Environnement renewed a receivables sales program in 2004, under which Veolia Environnement had sold (euro)825 million in receivables as of December 31, 2004.

The following table shows Veolia Environnement's total outstanding financial debt, net of cash and other financial assets, at December 31, 2004 and 2003.

                                                           At December 31,
  (in millions of (euro))                               2004           2003

Long-term financial debt.........................     10,801.4       12,586.4
Short-term financial debt........................      5,120.2        3,826.7
                                                   ------------   ------------
Total financial debt.............................     15,921.6       16,413.1
                                                   ------------   ------------
Long-term loans..................................        417.2          409.9
Short-term loans.................................        394.6          457.9
Other marketable securities*.....................      1,678.1        1,202.6
Cash and cash equivalents*.......................      3,635.1        2,538.4
                                                   ------------   ------------
Total financial assets...........................      6,125.1        4,608.8
                                                   ============   ============
Total net debt...................................      9,796.5       11,804.3

* Cf. paragraph 5.1.3.6.3, Liquidity risk.



The following table lists the aggregate maturities of Veolia Environnement's long-term debt at December 31, 2004:

                                                     Payments Due by Period
                                                  -----------------------------
                                                  Less than    2 to 5    Over 5
(in millions of (euro))                Total       2 years     years     years
                                     --------      --------    ------    ------
Bank loans.....................      4,579.9        867.7     1,699.8   2,012.4
Bonds..........................      6,221.5         49.4     1,982.9   4,189.2
                                     --------      --------   -------   -------
Total..........................      10,801.4       917.1     3,682.7   6,201.6
                                     ========      ========   =======   =======

Because Veolia Environnement's total net financing costs include all of its financial income, net of charges, its net debt takes into account all financial assets that generate financial income, including short-term and long-term loans and marketable securities and cash.

5.1.3.3  Divestments and Disposals of Assets

Veolia Environnement received proceeds from divestments of (euro)2,466 million in 2004, or (euro)2,130 million net of the negative cash flow of such divestments.

Strategic divestments totaled (euro)2,150 million, and related to sales in the U.S. for (euro)1,283 million (sale of equipment and short-term services businesses for US$1,015 million, sale of Culligan for US$612 million and sale of farmlands for US$77 million, net of sales costs totaling US$106 million) and the sale of FCC for a net value of (euro)867 million. These divestments will allow the Group to refocus its activities on its strategic businesses. Cash held by the businesses sold amounted to (euro)336 million, almost all of which was attributable to FCC ((euro)283 million).

5.1.3.4  Use of Funds

Capital Expenditures

Capital expenditures amounted to (euro)2,315 million in 2004, a 5.7% decrease compared to (euro)2,456 million in 2003. Excluding FCC, capital expenditures amounted to (euro)2,218 million in 2004, a 0.6% decrease compared to (euro)2,232 million in 2003. This decrease is primarily attributable to Veolia Environnement's decision to prioritize less capital-intensive activities and to the impact of the implementation over the past few years of Veolia Environnement's policy to enhance the selectivity of its investments. Veolia Environnement's capital expenditures were made in its different divisions in the following manner:

     o Capital expenditures in the water business amounted to (euro)1,004 million in 2004 (a decrease of 1% compared to 2003), of which (euro)402 million were for growth-related spending and (euro)602 million were for replacement and maintenance spending;

     o   Capital expenditures in the waste management business amounted to
         (euro)720 million in 2004 (an increase of 4% compared to 2003), of which (euro)329 million were for growth-related spending and (euro)391 million were for replacement and maintenance spending;

     o   Capital expenditures in the energy services business amounted to
         (euro)305 million in 2004 (a decrease of 5% compared to 2003), of which
         (euro)154 million were for growth-related spending and (euro)151 million were for replacement and maintenance spending;

     o   Capital expenditures in the transportation business amounted to
         (euro)163 million in 2004 (a decrease of 11% compared to 2003), of which (euro)55 million were for growth-related spending and (euro)108 million were for replacement and maintenance spending; and

     o Capital expenditures in Proactiva and Veolia Environnement's share (49%) of FCC's capital expenditures amounted to (euro)110 million (a decrease of 54% compared to 2003, due to the sale of FCC during the year), of which (euro)46 million were for growth-related spending and
         (euro)64 million were for replacement and maintenance spending.

Financial Investments

Veolia Environnement's financial investments (including cash in acquired companies, which amounted to (euro)104 million in 2004) totaled (euro)334 million in 2004, compared to (euro)474 million in 2003. Veolia Environnement's financial investments (excluding cash in acquired companies) were made in its different divisions in the following manner:

     o Financial investments in the water business amounted to (euro)188 million in 2004 (compared to (euro)291 million in 2003), primarily relating to Veolia Environnement's investment in the operator of the Shenzhen contract in China ((euro)102 million), as well as investments in the Czech Republic ((euro)24 million) and Berlin ((euro)12 million);

     o   Financial investments in the waste management business amounted to
         (euro)53 million in 2004 (compared to (euro)31 million in 2003), including the repurchase of a minority interest in a subsidiary in Ireland ((euro)13 million) and the purchase of IWS in Australia ((euro)11 million);

     o   Financial investments in the energy services business amounted to
         (euro)88 million in 2004 (compared to (euro)68 million in 2003), primarily related to the acquisition of ZEP Poznan in Poland ((euro)54 million);

     o   Financial investments in the transportation business amounted to
         (euro)67 million in 2004 (compared to (euro)37 million in 2003), primarily relating to investments in Australia ((euro)17 million), Canada ((euro)10 million) and Sweden ((euro)10 million).

The remaining (euro)42 million in financial investments relate to investments made by FCC and Proactiva. The net decrease in comparison to 2003 is due to the sale of FCC.

Cash related to financial investments amounted to (euro)104 million, primarily related to the Shenzhen contract ((euro)60 million).

5.1.3.5  Working Capital

Excluding the impact of Veolia Environnement's securitization and receivable sales program, working capital requirements decreased by (euro)341 million in 2004 compared to a decrease of (euro)151 million in 2003. For the second consecutive year, Veolia Environnement's working capital requirements have decreased due to continued improvement in its monitoring and control of working capital requirements across its divisions.

5.1.3.6  Market Risk

As a result of its global operating and financing activities, Veolia Environnement is subject to various market risks relating primarily to fluctuations in interest rates, foreign currency exchange rates, liquidity risk and equity market risk due to investment securities. Veolia Environnement has centralized the management of its exposure to these risks in order to better limit them. Its strategy is embodied in certain management rules set forth in a manual entitled "Rules for Management of Financing/Treasury and Associated Risks", which is distributed to the Group's subsidiaries. This centralized management system aims to actively manage the Group's market risks. Veolia Environnement's treasury and financing department is directly responsible for the adoption and implementation of coverage mechanisms for the Group, including by assisting the Group's divisions in identifying their respective exposures and implementing coverage mechanisms in each country where they operate. Veolia Environnement has established a treasury management system that allows it to continuously follow the main indicators relating to liquidity and the financial instruments used to manage interest rate and exchange rate exposure. Veolia Environnement has also implemented a transaction control structure through its middle and back offices that allows it to adhere to limits imposed by senior management and oversee the security of transactions. In addition, financial risk management teams submit daily, weekly and monthly reports to Veolia Environnement's senior management on the evolution of markets and the consequences (including potential ones) on the Group's liquidity and the value of its portfolio of derivative instruments. The reports also include detail on hedging operations and their impact on the breakdown of fixed-rate and floating-rate debt.

5.1.3.6.1         Exposure to Interest Rate Risk

As a result of its financing activities, Veolia Environnement's operating results are exposed to fluctuations in interest rates. Veolia Environnement's short-term debt accrues interest at rates that are principally set on the basis of short-term market indexes or rates, such as EONIA for commercial paper and EURIBOR and LIBOR for short-term credit lines. Long-term debt accrues interest at either fixed or variable rates. Veolia Environnement's debt is mainly denominated in euros, U.S. dollars, British pounds, Czech crowns and Australian dollars.

The following table shows a breakdown of long-term debt by currency denomination and interest rate (fixed or variable) as of December 31, 2004:

-----------------------------------------------------------------------------
(in millions of (euro), except for %)        Long-term debt        %

-----------------------------------------------------------------------------
EURO.........................                                    80.2%
GBP..........................                                     5.0%
USD..........................                                     4.4%
CZK..........................                                     3.4%
AUD..........................                                     0.9%
NOK..........................                                     0.5%
Others.......................                                     5.6%
-----------------------------------------------------------------------------
Total........................                      10           100.0%
-----------------------------------------------------------------------------
Fixed rate...................                                    83.5%
-----------------------------------------------------------------------------
Variable rate................                                    16.5%
-----------------------------------------------------------------------------
Total........................                      10           100.0%
-----------------------------------------------------------------------------


The following table shows a breakdown of long-term debt after giving effect to financial hedges and interest rate swaps as of December 31, 2004:

--------------------------------------------------------------------------------
                         Amount                                %
Long-term debt           and %                            Fixed/Capped
                                                          or Variable
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EUR...............      11,735.5   Fixed/Capped Rate          50.5%
                          73.8%    Variable Rate              49.5%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
USD...............       1,386.6   Fixed/Capped Rate          82.7%
                          8.7%     Variable Rate              17.3%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GBP...............       1,008.8   Fixed/Capped Rate          44.7%
                          6.3%     Variable Rate              55.3%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Other.............       1,772.7   Fixed/Capped Rate          56.5%
                          11.1%    Variable Rate              43.5%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total debt .......      15,921.6   Fixed/Capped Rate          53.6%
                         100.0%    Variable Rate              46.4%
--------------------------------------------------------------------------------

Veolia Environnement has centralized the management of its exposure to interest rate risks. It uses all of the interest rate risk management instruments available in the market, including interest rate swaps and collars.

As of December 31, 2004, after giving effect to financial hedging instruments, approximately 53.6% of total gross debt bore interest at fixed or capped rates, while 46.4% was subject to variable interest rates.

The currency breakdown of Veolia Environnement's total gross debt was impacted primarily by U.S. asset sales, which reduced the amount of dollar-denominated debt by US$1.9 billion. Following these U.S. asset sales, Veolia Environnement proceeded to unwind a portion of its cross currency swap portfolio, thereby repaying dollar-denominated debt while generating cash in euros. As a result, dollar-denominated debt after giving effect to financial hedging instruments decreased from 18.2% of gross debt during 2003 to 8.7% of gross debt during 2004.

The proceeds from asset sales in 2004 were used to repay Veolia Environnement's OCEANEs maturing on January 3, 2005, which were redeemed for (euro)1,535.3 million, including a repayment premium of (euro)91 million. Between the time of the asset sales and the repayment of debt, proceeds from the asset sales were invested in short-term instruments including investment funds and certificates of deposit.

The Group manages its interest rate exposure on the basis of debt net of cash generated by disposals. As of December 31, 2004, therefore, one should subtract from total gross debt the proceeds from these asset sales that were invested in short-term instruments, i.e. (euro)2,150 million, which were then used to repay long-term debt that was set to mature in early 2005. After giving effect to this calculation, total gross debt amounts to approximately (euro)13.8 billion, with 62% of this reduced debt bearing interest at a fixed rate and 38% bearing interest at a variable rate.

The improvement in the Group's cash position, resulting from a decrease in debt due in particular to proceeds from asset sales, therefore resulted in a mechanical increase of the portion of its debt bearing interest at fixed rates, from approximately 50% in the past to approximately 62% currently. The Group has decided not to modify this allocation, given that such increase will help to reduce the Group's exposure to a future rise in interest rates by lessening the sensitivity of financing costs to changes in rates. Veolia Environnement's policy aimed at protecting future cash flows resulted in a slight increase in financing costs, from 4.31% in 2003 to 4.63% in 2004, as a result of cash generated from asset sales.

5.1.3.6.2    Exposure to Foreign Currency Risk

Veolia Environnement has worldwide operations in nearly 80 countries that include significant operations in countries outside of the euro zone, mainly the United States and the United Kingdom.

Because product and operating costs are based largely on the currency in which related revenue are generated, Veolia Environnement faces limited related foreign exchange exposure linked to commercial transactions. However, Veolia Environnement has an active policy for identifying and hedging against such exposure, particularly at the time it makes bids for new contracts. Veolia Environnement may use a variety of products available in the market to hedge its exposure, including forward purchases and sales, currency swaps and currency option contracts.

Veolia Environnement has significant investments denominated in foreign currencies, principally U.S. dollars and British pounds. Veolia Environnement's policy is to hedge its exposure to currency fluctuations by incurring debt denominated in the corresponding currency based on future cash flow projections. This policy aims at limiting Veolia Environnement's exposure to currency fluctuations with respect to its future cash flows, and uses, in addition to debt, a variety of products available in the market, including cross currency swaps.

The following table shows, as of December 31, 2004, Veolia Environnement's outstanding foreign currency positions that mature in less than one year.

--------------------------------------------------------------------------------
(millions of (euro)
equivalent)                   Currency Swaps               Currency Swaps
                            (lender currency)            (borrower currency)
--------------------------------------------------------------------------------
USD............................     -                           425.6
--------------------------------------------------------------------------------
GBP............................    21.9                         430.2
--------------------------------------------------------------------------------
PLN............................     -                           134.6
--------------------------------------------------------------------------------
NOK............................     -                           118.0
--------------------------------------------------------------------------------
SEK............................     1.4                          98.2
--------------------------------------------------------------------------------
Other..........................    67.9                         161.2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Forward Purchases              Forward Sales
--------------------------------------------------------------------------------
USD............................    15.9                           4.8
--------------------------------------------------------------------------------
GBP............................    24.2                          14.9
--------------------------------------------------------------------------------
Other..........................     5.1                           4.1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Purchase Options               Sale Options
--------------------------------------------------------------------------------
USD............................     -                             0.8
--------------------------------------------------------------------------------

The following tables show, as of December 31, 2004, Veolia Environnement's outstanding foreign currency positions that mature after at least one year:

     ----------------------------------------------------------------------
                Cross                 (millions of (euro)      Maturity
           Currency Swaps                 equivalent)
     ----------------------------------------------------------------------
     EUR / USD.....................          158.3             07/07/2006
     ----------------------------------------------------------------------
     EUR / USD.....................          299.1             06/30/2008
     ----------------------------------------------------------------------
     EUR / USD.....................           3.0              08/14/2008
     ----------------------------------------------------------------------
     EUR / HKD.....................          44.8              06/30/2006
     ----------------------------------------------------------------------
     CZK / EUR.....................          13.2              04/29/2009
     ----------------------------------------------------------------------

--------------------------------------------------------------------------------
(millions of (euro) equivalent)      Currency Swaps           Currency Swaps
                                    (lender currency)       (borrower currency)
--------------------------------------------------------------------------------
USD................................        9.6                       -
--------------------------------------------------------------------------------
                                    Forward Purchases          Forward Sales
--------------------------------------------------------------------------------
USD..............................          9.7                      0.3
--------------------------------------------------------------------------------
                                    Purchase Options            Sale Options
--------------------------------------------------------------------------------
USD..............................          3.2                      3.2
--------------------------------------------------------------------------------

Veolia Environnement has centralized the management of its exposure to foreign currency risks in order to better control its exposure.

5.1.3.6.3         Liquidity Risk

Veolia Environnement monitors the liquidity of the Group in coordination with designated managers at the relevant operating level. It centralizes the incurrence and management of new material financings of the Group in order to steer its present and future liquidity to optimum levels. The Group satisfies its financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

At December 31, 2004, Veolia Environnement had the following sources of funds available:


                                                            millions of (euro)
                                                            -----------------
The Company
      Undrawn portion of medium-term syndicated loans                3,500.0
      Undrawn medium-term credit lines......................           915.0
      Undrawn short-term credit lines.......................           643.1
      Marketable securities.................................         1,611.7
      Cash and cash equivalents ............................         2,416.5
                                                                 ------------
Subsidiaries
      Marketable securities.................................            66.4
      Cash and cash equivalents ............................         1,218.7
                                                                 ============
Total ......................................................        10,371.4


As of December 31, 2004, Veolia Environnement had sources of funds available that totaled (euro)10.4 billion, of which (euro)5.3 billion was comprised of marketable securities and cash and cash equivalents. During 2004, Veolia Environnement undertook several actions to optimize its liquidity. The particularly high level of liquidity of the Group as of December 31, 2004 was due to the retention of proceeds from assets sales conducted during 2004, so as to be able to finance:

     o the redemption of OCEANEs maturing on January 3, 2005, which were redeemed for (euro)1,535.3 million, including a repayment premium of
         (euro)91 million; and

     o the acquisition of Braunschweig BV-AG on January 7, 2005, for an amount totaling (euro)372 million.

Further, Veolia Environnement restructured its bilateral credit lines and syndicated credit facilities during 2004, which included the following actions in particular:

     o the replacement of Veolia Environnement's two existing syndicated credit facilities (one arranged by Societe Generale with (euro)2,164.7 million outstanding due on November 3, 2004 and another arranged by Deutsche Bank with (euro)2,250 million outstanding due on March 13,
         2006) with a single (euro)3,500 million 5-year syndicated credit facility on February 19, 2004. This new syndicated credit facility does not contain any financial covenants (interest coverage ratios or debt coverage ratios) that could trigger an early repayment of the facility;

     o renegotiation of short and medium-term credit lines so as to eliminate financial ratio covenants, extend their maturity and reduce borrowing costs;

     o cancellation of a US$650 million syndicated credit facility in favor of Onyx Waste Services.

The undrawn amount under Veolia Environnement's credit lines stood at (euro)5.1 billion as of December 31, 2004, compared to (euro)7 billion as of December 31, 2003.

The actions taken above allowed Veolia Environnement to extend the average maturity of its available sources of funds and to optimize their amount and cost.

Available sources of funds after redemption of the outstanding OCEANEs and the acquisition of Braunschweig AG amounted to approximately (euro)8.5 billion.

Recent Developments

Veolia Environnement redeemed the outstanding OCEANEs (issued on April 26, 1999) that matured on January 3, 2005, for an amount totaling (euro)1,535.3 million, including a repayment premium of (euro)91 million.

In addition, Veolia Environnement refinanced the debt it incurred in connection with its acquisition of Berlin Water, which consisted of a (euro)600 million loan in favor of RWE/Veolia Berliner Wasser Beteiligungs AG RVB due to mature on January 15, 2005. This loan was refinanced in order to extend its maturity by three years; accordingly, it is now due to mature on January 13, 2008. This loan is guaranteed by Veolia Environnement, and does not contain any financial covenants.

5.1.3.6.4   Exposure to Equity Risk

At December 31, 2004, Veolia Environnement held 16,183,548 of its shares as treasury stock with a market value of (euro)431 million. Veolia Environnement has imputed 4,230,619 of these shares, with a value of (euro)112.7 million, to its shareholders' equity.

Moreover, Veolia Environnement held 204,809 shares of Vivendi Universal through one of its subsidiaries. At December 31, 2004, the total value of these shares amounted to (euro)4.8 million.

5.1.3.7  Return on Capital Employed (ROCE)

Veolia Environnement's investment policy requires it to analyze different criteria in making investment decisions, including decisions relating to capital expenditures and financial investments. In order to manage the profitability of its contracts globally, Veolia Environnement uses a measure of performance, which it refers to as "return on capital employed" or "ROCE," that measures Veolia Environnement's ability to provide a return on the capital invested in its business. Veolia Environnement defines ROCE as the relation between (i) its results of operations, net of tax, and its equity in the net income of affiliates, and (ii) the average amount of capital employed in Veolia Environnement's business over the same period. In order to take into account the significant changes in scope over the few last years, the ROCE is calculated on a consolidated basis excluding businesses sold in 2002, 2003 and 2004 (cf. paragraph 5.1.2.1 infra).

For purposes of calculating ROCE, Veolia Environnement defines results of operations, net, as the sum of operating income (loss) before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) excluding businesses sold in 2002, 2003 and 2004 and equity in net income of affiliates (before write-off of goodwill associated with equity investments in affiliates), less income taxes. The following table shows the calculation of Veolia Environnement's results of operations, net of tax, in 2002, 2003 and 2004:


(in millions of (euro))                                                At December 31,
                                                             2004           2003          2002

EBIT...................................................     1,616.9       1,750.9       1,971.3
EBIT excluding businesses sold in 2004, 2003 & 2002....     1,615.8       1,748.6       1,847.3
Income taxes(1)........................................      (320.8)       (335.4)       (437.3)
Equity in income of affiliates(2)......................        23.5          47.4          40.4
                                                        --------------------------------------------
Results of operations, Net.............................     1,318.5       1,460.6       1,450.4

-------------------
(1) Excluding tax income (expense) related to U.S. divestments and related restructuring, which represented tax income of (euro)61 million in 2003 and (euro)138 million in 2004.
(2) Before write-off of goodwill recorded in connection with these investments.


Veolia Environnement determines the average amount of capital invested in its business as the average of its invested capital at each of the beginning and the end of the relevant period, excluding businesses sold in 2001, 2002, 2003 and 2004. The following table shows the calculation of the average amount of Veolia Environnement's capital invested in 2001, 2002, 2003 and 2004:

(in millions of (euro))                                               At December 31,
                                                       2004         2003          2002          2001
Property, plant and equipment and other              15,703.3     17,168.3      18,445.7      18,668.3
intangible assets, Net............................
Goodwill (before write-offs of goodwill)..........    4,597.2      5,313.4       7,531.9       8,035.8
Investments accounted for using the equity
method(1).........................................      229.0        449.9         453.6         528.9
Working capital requirement(2)....................     (405.2)       (18.9)        712.6         670.4
Reserves and allowances...........................   (2,673.4)    (2,913.9)     (2,946.1)     (3,195.7)
Subsidies and deferred income(3)..................     (881.4)      (850.5)       (674.4)       (623.8)
Other long term debt..............................     (272.6)      (399.3)       (427.5)       (496.6)
                                                     --------     --------      --------      --------
Total capital invested                               16,296.8     18,749.0      23,095.8      23,587.3
Capital Invested in businesses sold in 2004.......                (3,167.5)
Capital Invested in businesses sold in 2003.......                                (130.8)
Capital Invested in businesses sold in 2002.......                                            (1,219.0)
                                                     --------     --------      --------      --------
Total capital invested excluding businesses sold..   16,296.8     15,581.5      22,965.0      22,368.3
                                                     --------     --------      --------      --------
Average total capital invested....................   15,939.1     20,857.0      22,732.1

------------------
(1)  Net write-off of goodwill recorded in connection with these investments.
(2) Veolia Environnement defines working capital as inventories and work in progress and accounts receivable, less accounts payable. Working capital does not include any deferred tax assets (liabilities) related to U.S. divestments and related restructuring, which amounted to (euro)126 million in 2004.
(3) Excluding financing of co-generation facilities in the energy services division, which amounted to (euro)516.4 million in 2004, (euro)624.5 million in 2003 and (euro)739.0 million in 2002.


The following table shows the calculation of Veolia Environnement's ROCE in 2002, 2003 and 2004:

                                                  Average Total
                               Results of       Capital Invested         ROCE
                            Operations, Net      During the Year
(in millions of (euro))
2002                             1,450.4              22,732.1           6.4%
2003                             1,460.6              20,857.0           7.0%
2004                             1,318.5              15,939.1           8.3%

Unlike Veolia Environnement's results of operations, ROCE is not significantly affected by fluctuations in currency exchange rates. The improvement in ROCE in 2004 is mainly attributable to the following three factors:

     o the impact of impairment of goodwill and intangible assets with indefinite life in June 30, 2003 on the average capital invested in the U.S. with respect to water activities, as well as the impact of U.S. asset sales and the sale of FCC;

     o the impact of the "Veolia Environnement 2005" efficiency plan, which led to an improvement of 0.4% for 2004;

     o the impact of the continued maturity of contracts and stability in the level of capital invested, which led to an improvement of 0.6% for 2004.

5.1.3.8  Principal Audit Fees and Services

During 2004, Veolia Environnement paid the following fees to its principal auditors in connection with services rendered on behalf of the Group:

------------------------------------------------------------------------------------------------
(in millions of (euro))                                Salustro Reydel         Ernst & Young
                                                                   At December 31,
                                                       2004        2003       2004        2003
------------------------------------------------------------------------------------------------
Audit services, review of financial statements(1)      12.2        11.9       11.8         9.6
Audit-related services  (2)                             4.9         3.3        7.3         2.1
Other services (tax services, etc.)                       -           -        0.4         3.4
------------------------------------------------------------------------------------------------
Total                                                  17.1        15.2       19.5        15.1
------------------------------------------------------------------------------------------------

(1)  Includes fees relating to proportionally consolidated companies
(2) Includes fees relating to the preparation of comfort letters, attestations, acquisition audits and IFRS review.


5.1.3.9    Migration to International Financial Reporting Standards (IFRS)

5.1.3.9.1         Migration program launched at the end of 2003

Veolia Environnement launched a program at the end of 2003 to prepare the company for the change of the accounting principles applicable to its financial statements from French GAAP to International Financial Reporting Standards
(IFRS). Pursuant to a decision adopted by the European Union, all European listed companies are required to adopt IFRS on January 1, 2005, with retroactive effect to January 1, 2004.

In connection with its migration program, Veolia Environnement has created a steering committee composed of the principal financial officers of the Group, which is chaired by the chief financial officer. This committee has already completed work under the migration program that has led to:

     o the formation of project teams charged with analyzing the differences between French and US GAAP, on the one hand, and IFRS, on the other, on the basis of the IFRS published or proposed so far, including the potential impact that the change to IFRS may have on Veolia Environnement's financial statements;

     o IFRS training for nearly 1,200 employees, who form part of Veolia Environnement's financial, legal and operating teams;

     o distribution of a group-wide manual of accounting principles and procedures that has been rewritten to reflect IFRS; and

     o adaptation of consolidation systems and procedures to meet the specificities of the IFRS principles relating to consolidation.

These efforts have allowed Veolia Environnement, working together with all other entities within the Group, to establish an opening balance sheet under IFRS as of January 1, 2004.

5.1.3.9.2       2004 Opening Balance Sheet Under IFRS

Accounting principles and methods
---------------------------------

In accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 and with Regulation (EC) No. 1725/2003 of the European Commission of September 29, 2003, Veolia Environnement will prepare its consolidated financial statements under IFRS beginning with its 2005 fiscal year.

Pursuant to IFRS 1 (adopted by the European Union in Regulation (EC) No. 707/2004) relating to the first-time adoption of IFRS, the first set of financial statements to be published under IAS/IFRS will be those in respect of the 2005 fiscal year, which will include 2004 comparative figures prepared under IAS/IFRS.

IFRS 1 offers companies the choice of various options in connection with their first-time adoption of IFRS. As a result, Veolia Environnement has made the following choices:

     o   no restatements for business combinations prior to January 1, 2004;

     o cumulative actuarial gains and losses unrecognized at December 31, 2003 to be charged to shareholders' equity at January 1, 2004;

     o   exchange differences reset to zero at January 1, 2004;

     o valuation of tangible and intangible assets to be left at historical cost;

     o sales of "Dailly" (discounting of receivables) to be consolidated retrospectively from January 1, 2004.

Further, Veolia Environnement has opted to apply the following standards in advance:

     o IAS 32 and 39, which relate to financial instruments (Regulation (EC) No. 2086/2004 and No. 2237/2004);

     o IFRS 5, which relates to discontinued activities (Regulation (EC) No. 2236/2004); and

     o   IFRIC 4 (interpretation of IAS 17 on leases).


Finally, the Group has decided to retain the proportionate consolidation method, in accordance with IAS 31.

The following balance sheets at January 1, 2004 have been prepared under IFRS, in accordance with the standards and interpretations that have been published thus far. Some uncertainty remains regarding the definition and interpretation of certain accounting standards, in particular those relating to the treatment of concessions. New accounting pronouncements could significantly affect the future preparation of financial statements under IFRS. Veolia Environnement's auditors have examined these balance sheets.

IFRS Balance Sheet at January 1, 2004 (Assets) - Transition table
-----------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
(in billions of (euro))   French  Activities  Employee    Financial   Contractual  Deferred      Other       IFRS
                           GAAP      sold     benefits   instruments    analysis      tax    restatements
                                    IFRS 5     IAS 19    IAS 32 / 39  IAS 16 / 17   IAS 12
-----------------------------------------------------------------------------------------------------------------
Goodwill (1)                4.2      -0.6         -          -             -            -          0.6        4.2
Other intangible            2.8      -0.8         -          -            -0.1          -         -0.7        1.2
assets (2)
Tangible assets (3)        14.4      -1.4         -          -            -2.8          -          0.5       10.7
Financial assets (4)        1.8      -0.3        -0.1        0.4           1.5          -         -0.1        3.2
Deferred tax assets         0.9      -0.1         -          -             0.1          0.1        -          1.0
------------------------------------------------------------------------------------------------------------------
Total Fixed Assets         24.1      -3.2        -0.1        0.4          -1.3          0.1        0.3       20.3
------------------------------------------------------------------------------------------------------------------
Assets used in             10.6      -2.0         -          1.2          -0.1          -          -          9.7
operations (5)
Gross cash (6)              2.5      -0.4         -          0.7           -            -          0.1        2.9
Other current assets        1.7       -           -         -1.1           0.1          -          -          0.7
(6)
------------------------------------------------------------------------------------------------------------------
Total Current Assets       14.8      -2.4         -          0.8           -            -          0.1       13.3
------------------------------------------------------------------------------------------------------------------
Total Fixed Assets
and Current Assets         39.0      -5.6        -0.1        1.2          -1.3          0.1        0.4       33.6
------------------------------------------------------------------------------------------------------------------
Assets from                 -         5.6         -          -             -            -          -          5.6
activities sold (10)
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS               39.0       -          -0.1        1.2          -1.3          0.1        0.4       39.2
------------------------------------------------------------------------------------------------------------------

IFRS Balance Sheet at January 1, 2004 (Shareholders' Equity and Liabilities)
- Transition table

------------------------------------------------------------------------------------------------------------------
(in billions of (euro))   French  Activities  Employee    Financial   Contractual  Deferred      Other       IFRS
                           GAAP      sold     benefits   instruments    analysis      tax    restatements
                                    IFRS 5     IAS 19    IAS 32 / 39  IAS 16 / 17   IAS 12
------------------------------------------------------------------------------------------------------------------
Shareholders'               3.6       -          -0.1       -0.2           0.1         -0.1        -          3.3
equity (group share)
Minority interest           2.7      -0.7         -         -0.3           -            -          -          1.7
------------------------------------------------------------------------------------------------------------------
Total Shareholders'         6.3      -0.7        -0.1       -0.5           0.1         -0.1        -          5.0
Equity
------------------------------------------------------------------------------------------------------------------
Provisions for
liabilities and             1.6       -           0.1        -            -0.6          -         -0.1        1.0
charges (7)
Long-term financial        12.6      -0.4         -          1.5           0.1          -          0.6       14.4
debt (8)
Deferred tax                0.8      -0.1         -          -             0.1          0.2        -          1.0
liabilities
Other long-term             1.9      -0.1         -         -0.4          -0.9          -         -0.1        0.4
liabilities
------------------------------------------------------------------------------------------------------------------
Total Non-Current          16.9      -0.6         0.1        1.1          -1.3          0.2        0.4       16.8
Liabilities
------------------------------------------------------------------------------------------------------------------
Total Long-Term            23.2      -1.3         -          0.6          -1.2          0.1        0.4       21.8
Capital
------------------------------------------------------------------------------------------------------------------
Accounts payable           10.7      -1.7         -          -            -0.2          -          -          8.8
Provisions for
liabilities and             1.3      -0.2         -          -             -            -         -0.2        0.9
charges (7)
Short-term                  3.8      -0.3         -          0.6           -            -          0.1        4.2
financial debt (9)
------------------------------------------------------------------------------------------------------------------
Total Current              15.8      -2.2         -          0.6          -0.2          -         -0.1       13.9
Liabilities
------------------------------------------------------------------------------------------------------------------
Total Long-Term
Capital and Current        39.0      -3.5         -          1.2          -1.4          0.1        0.3       35.7
Liabilities
------------------------------------------------------------------------------------------------------------------
Liabilities from            -         3.5         -          -             -            -          -          3.5
activities sold(10)
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES          39.0       -           -          1.2          -1.4          0.1        0.3       39.2
------------------------------------------------------------------------------------------------------------------

The following notes help to explain any restatements made, excluding analysis of "activities sold", which is separately explained in note 10 below.

(1) This item consists mainly of assets acquired in connection with the acquisition of businesses, which under French GAAP is accounted for as intangible assets.

       Under IFRS, this item has been restated as goodwill.

       Further, goodwill will no longer be amortized. Instead, IAS 36 provides that goodwill impairment tests must be conducted at least once per year.

       Accordingly, the Group will continue its policy of systematically reviewing all of its long-term assets on an annual basis. It has adjusted its valuation methods and analytical structures in order to comply with IFRS requirements, namely by identifying its cash generating units (CGU) and the value in use of each CGU.

(2)    See the paragraph below on "Contractual Analysis: IAS 17- IFRIC 4".

(3) Following contractual analysis (see "Contractual Analysis: IAS 17- IFRIC 4" below), a number of tangible assets were reclassified as financial assets.

(4)    IFRS restatements mainly involved:

         o a (euro)1.5 billion reclassification of tangible and intangible assets in connection with "Contracts Corresponding to IFRIC 4" (see "Contractual Analysis: IAS 17- IFRIC 4" below), and

         o     a reassessment of derivatives.

(5) The restatement under IAS 39 resulted from the consolidation of securitization programs in France and sales of "Dailly" (discounting of receivables) (see discussion of debts under notes 8 and 9 below).

(6) The principal restatement made with respect to "other current assets", in accordance with IAS 32, was a (euro)0.9 billion reclassification of BMTNs (Bons a Moyen Terme Negociables) into cash. See note 11 of the annual consolidated financial statements.

(7) The restatement of provisions for liabilities and charges primarily involved:

         o a reclassification of amortization charges for decay as a deduction from tangible assets (see "Contractual Analysis: IAS 17- IFRIC 4" below); and

         o an updating of provisions. The updated rate corresponds to a risk-free rate before tax in the relevant monetary zone.

       In accordance with IAS 37, expense schedules were prepared and long-term provisions - in this case, provisions to restate landfills - were reduced following reanalysis and updating.


(8) Restatements of long-term financial debt broke down as follows (in euro billions):

       -------------------------------------------------------------------------
       Long-term financial debt under French GAAP                         12.6
       -------------------------------------------------------------------------
       TSAR (reclassification of minority interests)          (a)          0.3
       Water securitization as at January 1                   (b)          0.3
       Impact debt at amortized cost                          (c)         -0.1
       Cross currency swap                                    (d)          0.2
       Fair value hedge                                                    0.1
       Consolidation of ad-hoc entities                       (b)          0.4
       Public authority loans                                              0.1
       COGEVOLT                                               (e)          0.7
       FCC/USFilter debt reclassified as liabilities for sale             -0.4
       Miscellaneous                                                       0.1
       -------------------------------------------------------------------------
                                IFRS Impacts 1.8
       -------------------------------------------------------------------------
       IFRS long-term financial debt                                       14.4
       -------------------------------------------------------------------------

         (a) In December 2001, VEFO (Veolia Environnement Financiere de l'Ouest) issued (euro)300 million in subordinated loan notes redeemable by preference shares (TSAR), which will mature on December 28, 2006. Considering the characteristics of the TSARs, these securities were categorized as minority interests under French GAAP. Under IFRS, the TSARs will be categorized as debt instruments pursuant to an analysis under IAS 32 and 39.

         (b) Application of the SIC 12 interpretation led to the consolidation of securitization programs ((euro)0.3 billion) and ad-hoc entities ((euro)0.4 billion).

               Under French GAAP, application of the French Financial Security Law resulted in the reconsolidation of securitization programs and ad-hoc entities beginning on January 1, 2004.

         (c) Financial debt is categorized based on the interest rate method in effect, which led to the reclassification of repayment premiums and issuance costs as a reduction of liabilities.

         (d) Reassessment of a cross currency swap (under French GAAP) the value of which is recorded in "other non-current financial assets".

         (e) Under French GAAP, "deferred income" includes payments made in respect of income from the securitization of future receivables in the energy services division (referred to as a "COGEVOLT" transaction). COGEVOLT transactions are used to help finance the cost of Dalkia's co-generation plants. Since January 1, 1998, the proceeds have been amortized on an actuarial basis over the duration of these receivables, which ranges between 5 and 12 years.

               Under IFRS, COGEVOLT transactions will be treated as additional financing and recognized as financial debt.

(9) Restatements of short-term financial debt principally relate to the consolidation of operations of sales of "Dailly" receivables in France.

(10) Activities sold - assets and liabilities relating to USFilter and FCC. These transactions are described in paragraph 5.1.1.3 above.

Shareholders' Equity Transition Table
-------------------------------------

--------------------------------------------------------------------------------
(in billions of (euro))                                Group share     Minority
--------------------------------------------------------------------------------
Shareholders' equity under French GAAP                     3.6            2.7
Reset of actuarial gains and losses to zero     (1)       -0.1             -
Contractual analysis                            (2)        0.1             -
Financial instruments                           (3)       -0.2             -
FCC sale                                                    -            -0.7
Reclassification of TSARs                       (4)         -            -0.3
Deferred tax                                              -0.1
--------------------------------------------------------------------------------
                             IFRS Impacts                 -0.3           -1.0
--------------------------------------------------------------------------------
Shareholders' Equity under IFRS                            3.3            1.7
--------------------------------------------------------------------------------

(1) Veolia Environnement reviewed its pension obligations and similar benefit commitments as part of the implementation of IAS 19. No new material commitments were identified.

     The restatement above reflects Veolia Environnement's decision to reset actuarial gains and losses to zero at January 1, 2004.

(2) See "Contractual Analysis: IAS 17- IFRIC 4" below.

(3) The early adoption of IAS 32 and IAS 39 by Veolia Environnement primarily resulted in the following:

     o allocation to shareholders' equity of the value of treasury stock, representing an amount of (euro)110 million;

     o   accounting for financial debt at amortized cost;

     o recording of derivatives in the balance sheet at fair value and revaluation of items hedged by fair value hedge derivatives.

Under IAS 32 and IAS 39, all derivative financial instruments (including those incorporated in other contracts) must be recorded in the balance sheet at their market value.

Variations in the market value of derivatives are recorded as reserves or as income depending on whether the derivative is used as a fair value hedge, a cash flow hedge or a net investment hedge (debt denominated in foreign currencies allocated to foreign investments), or is not used at all for hedging purposes.

(4) See note 8(a) above relating to the analysis of TSARs under IFRS.

Contractual Analysis: IAS 17- IFRIC 4
-------------------------------------

Veolia Environnement provides environmental management services to municipal and industrial clients. In so doing, Veolia Environnement manages numerous contracts with its municipal and industrial clients under which it operates assets that it returns at the end of the contract. In certain cases, Veolia Environnement may also be called upon to provide asset financing on behalf of these clients.

As part of the analysis conducted to implement IFRS, Veolia Environnement was required to examine the "substance" of such contracts. For purposes of this examination, Veolia Environnement relied on IAS 17 (Accounting for leases), and in particular on the interpretation thereof, IFRIC 4, published in December 2004.

IFRIC 4 ("Determining whether an arrangement contains a lease") deals with how to consider and account for service agreements that, though not having the legal form of a lease, convey rights to use assets to customers in return for payments. Under IFRIC 4, such service agreements are categorized as leases, which are then analyzed and accounted for as leases according to the criteria set forth in IAS 17 (risk and reward analysis).

In accordance with IAS 17, the contract operator becomes in this instance a lessor vis-a-vis its customers, to whom it transfers the risks and rewards of the activity. As a result, the operator records a financial receivable to reflect the financing carried.

Veolia Environnement conducted an analysis of its contract portfolio in light of these standards and interpretations, and identified three types of contracts:

Contracts covered by the IFRIC 4 interpretation

These contracts were analyzed pursuant to IAS 17 and, if the requirements were met, they were accounted for as financial receivables.

Contracts that fell into this category included certain industrial contracts, Build, Operate & Transfer (BOT) contracts, incineration contracts and co-generation contracts.

The restatement that ensued under IFRS resulted in a reclassification of these assets from "tangible assets" under French GAAP to "financial receivables" under IFRS, in an amount of approximately (euro)1.6 billion.

Concession and affermage contracts
----------------------------------

While it waits for the forthcoming accounting rules on concessions to be issued, Veolia Environnement has chosen to retain its existing accounting methods for these contracts, except for certain restatements in terms of presentation. Accordingly, financial depreciation (amortissement de caducite), recorded under French GAAP as provisions for risks and charges, were reclassified as a deduction from tangible assets (as set forth in note 7 above). On the other hand, tangible assets recorded in connection with concession contracts, as well as related provisions (for renewal and total guarantee), continue to be recorded as liabilities as they were under French GAAP.

Other contracts
---------------

Tangible assets related to contracts falling in neither of the categories above continue to be recorded as tangible assets. In accordance with IAS 16, the component-based approach was adopted.

5.1.3.10        Outlook

The publication of consolidated financial statements for 2004 under IFRS is scheduled for May 2005.

There remains a degree of uncertainly on some key IAS/IFRS standards and interpretations, in particular relating to the treatment of concessions. Veolia Environnement undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

5.2   CONSOLIDATED FINANCIAL STATEMENTS


                                       CONSOLIDATED BALANCE SHEETS - ASSETS

                                               ------------------------------------------------------------------
                                         Notes                         At December 31,
                                               ------------------------------------------------------------------
                                                   2004          2004          2003         2003          2002
                                               ($ millions)    ((euro)       Proforma
                                                               millions)
                                               ------------  ------------  ------------   -----------  -----------
Goodwill, net.............................  3      4,847.0       3,558.5      3,665.3       4,238.4      6,152.8
Other intangible assets, net..............  4      2,532.6       1,859.3      1,964.7       2,749.1      3,904.9
Property plant and equipment..............        22,673.0      16,645.6     15,374.3      17,698.1     17,679.2
Publicly-owned utility networks...........         9,899.7       7,268.0      6,830.5       7,024.2      6,463.6
Accumulated depreciation..................      (13,715.8)    (10,069.6)    (9,228.2)    (10,303.1)    (9,602.0)
Property, plant and equipment, net........  5     18,856.9      13,844.0     12,976.7      14,419.2     14,540.8
Investments accounted for using the
equity method.............................  6        306.7         225.2        210.2         445.7        448.0
Investments accounted for using the cost
method....................................  7        240.0         176.2        196.7         206.2        278.0
Portfolio investments held as financial
assets....................................  7      1,079.5         792.5      1,040.7       1,162.2      1,243.5
Financial assets..........................         1,626.2       1,193.9      1,447.6       1,814.1      1,969.5
Total long-term assets....................        27,862.7      20,455.7     20,054.3      23,220.8     26,568.0
Inventories and work-in-progress..........  8      1,012,5         743.3        731.3       1,067.8      1,174.5
Accounts receivable.......................  8     12,746.1       9,357.7      8,688.9      10,432.9     11,145.8
Short-term loans..........................  9        537.6         394.7        425.6         457.9        487.6
Cash and cash equivalents................. 10      4,951.4       3,635.1      2,157.9       2,538.4      2,381.9
Other marketable securities............... 10      2,285.7       1,678.1      1,200.8       1,202.6        260.6

Total current assets......................        21,533.3      15,808.9     13,204.6      15,699.6     15,450.4
                                               ------------  ------------  -----------  ------------  -----------
Discontinued operations...................               -             -      5,661.5             -            -
                                               ------------  ------------  -----------  ------------  -----------
TOTAL ASSETS..............................        49,396.0      36,264.6     38,920.4      38,920.4     42,018.4
                                               ============  ============  ===========  ============  ===========

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7342.

                                   CONSOLIDATED BALANCE SHEETS - LIABILITIES AND
                                               SHAREHOLDERS' EQUITY


                                               ------------------------------------------------------------------
                                         Notes                         At December 31,
                                               ------------------------------------------------------------------
                                                   2004          2004          2003         2003          2002
                                               ($ millions)    ((euro)       Proforma
                                                               millions)
                                               ------------  ------------  ------------   -----------  -----------
Share capital.............................         2,739.2       2,011.0      2,001.6       2,001.6      5,404.4
Additional paid-in capital................         8,656.3       6,355.1      6,321.9       6,321.9      2,919.1
Retained earnings.........................        (6,712.8)     (4,928.3)    (2,694.0)     (2,694.0)    (2,333.1)
Net Income................................           170.8         125.4     (2,054.7)     (2,054.7)       339.2
                                               ------------  ------------  -----------  ------------  -----------
Total shareholders' equity................ 12      4,853.4       3,563.2      3,574.8       3,574.8      6,329.6
Minority Interests........................ 13      2,799.7       2,055.4      1,971.9       2,679.8      2,585.2
Deferred income........................... 14      1,903.9       1,397.8      1,457.1       1,475.0      1,413.4
Reserves and allowances................... 15      3,641.4       2,673.4      2,687.8       2,913.9      2,946.1
Bonds.....................................         8,474.3       6,221.5      8,022.5       8,047.2      5,633.8
Other long-term financial debt............         6,238.3       4,579.9      4,190.8       4,539.2      7,279.2
                                               ------------  ------------  -----------  ------------  -----------
Long-term debt............................ 16     14,712.6      10,801.4     12,213.3      12,586.4     12,913.0
Other long-term liabilities...............           372.7         273.6        302.0         399.3        427.5
                                               ------------  ------------  -----------  ------------  -----------
Total long-term liabilities and                   28,283.7      20,764.8     22,206.9      23,629.2     26,614.8
   shareholders' equity...................
Accounts payable..........................  9     14,138.1      10,379.6      9,637.6      11,464.5     11,607.7
Bank overdrafts and other short-term       16      6,974.2       5,120.2      3,500.0       3,826.7      3,795.9
   borrowings.............................
Total current liabilities.................        21,112.3      15,499.8     13,137.5      15,291.2     15,403.6
                                               ------------  ------------  -----------  ------------  -----------
Discontinued operations...................               -             -      3,575.9             -            -
                                               ------------  ------------  -----------  ------------  -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        49,396.0      36,264.6     38,920.4      38,920.4     42,018.4
                                               ============  ============  ===========  ============  ===========

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7342.

                                         CONSOLIDATED STATEMENTS OF INCOME

                                               ------------------------------------------------------------------
                                         Notes                         At December 31,
                                               ------------------------------------------------------------------
                                                   2004          2004          2003         2003          2002
                                               ($ millions)    ((euro)       Proforma
                                                               millions)
                                               ------------  ------------  ------------   -----------  -----------
Revenues..................................        33,607.5      24,673.3     23,821.5      28,603.0     30,078.7
Costs of sales............................       (28,074.5)    (20,611.2)   (19,949.6)    (23,725.6)   (24,638.1)
Selling, general and
   administrative costs...................        (3,456.5)     (2,537.6)    (2,509.8)     (3,208.3)    (3,508.8)
Other operating income (expense)..........           125.9          92.4         75.3          81.8         39.5
                                               ------------  ------------  -----------  ------------  -----------
EBIT......................................         2,202.4       1,616.9      1,437.4       1,750.9      1,971.3
Goodwill amortization and depreciation
   of intangible assets with
   indefinite life (1).................... 25       (345.0)       (253.3)      (242.7)     (2,424.5)      (327.2)
Restructuring costs.......................           (69.5)        (51.0)       (86.5)        (93.3)       (56.6)
                                               ------------  ------------  -----------  ------------  -----------
Operating income (loss)...................         1,787.9       1,312.6      1,108.2        (766.9)     1,587.5
Financial income (expenses)............... 25       (864.9)       (635.0)      (708.2)       (749.9)      (648.1)
Other income (expenses)................... 25        (78.1)        (57.3)       (14.2)        (62.4)       (59.7)
                                               ------------  ------------  -----------  ------------  -----------
Net income (loss) before
   taxes, minority and equity interests ..           844.9         620.3        385.8      (1,579.2)       879.7
Income taxes.............................. 17       (248.4)       (182.4)      (195.4)       (274.4)      (437.3)
                                               ------------  ------------  -----------  ------------  -----------
Net income (loss) before
   minority and equity
   interests .............................           596.5         437.9        190.4      (1,853.6)       442.4
Equity in net income of affiliates........  6         30.5          22.4         10.9          44.4         39.0
Minority interest......................... 13       (173.1)       (127.1)      (136.6)       (245.5)      (142.2)
                                               ------------  ------------  -----------  ------------  -----------
Net income (loss) before
   discontinued operations
   income.................................           453.9         333.2         64.7      (2,054.7)       339.2
                                               ------------  ------------  -----------  ------------  -----------
Discontinued operations income............          (283.1)       (207.8)    (2,119.4)            -            -
                                               ------------  ------------  -----------  ------------  -----------
Net income (loss).........................           170.8         125.4     (2,054.7)     (2,054.7)       339,2
                                               ============  ============  ===========  ============  ===========
Basic earnings per share..................                          0.31        (5.13)        (5.13)        0.93
Diluted earnings per share................                          0.31        (5.13)        (5.13)        0.93
Average number of common
shares outstanding........................                   400,436,495  400,322,945   400,322,945  364,711,156

The accompanying notes are an integral part of these consolidated financial statements.
(1) includes goodwill and intangible asset write-downs of (euro)106.4 million in 2004, (euro)2,214.9 million in 2003 and (euro)77.0 million in 2002.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7342.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (Prepared in accordance with International Accounting Standard No. 7)

                                               Notes                       At December 31,
                                                     ------------------------------------------------------------
                                                          2004            2004          2003            2002
                                                      ($ millions)                ((euro) millions)
                                                     --------------    ------------------------------------------
Cash flow from operating activities:
Net income (loss).................................          170.8          125.4      (2,054.7)         339.2
Adjustment to reconcile net income to net cash
   provided by operating activities
Depreciation and amortization.....................  25    3,029.9        2,224.4        4,486.2       2,396.7
Financial provisions..............................  25      113.9           83.6          188.3         112.3
Gains on sale on property and equipment and
   financial assets, net..........................          280.0          205.6           12.8        (105.6)
Undistributed earnings of affiliates, net.........           (6.5)          (4.8)         (27.0)        (15.2)
Deferred taxes....................................          (95.4)         (70.0)         (97.4)        (19.3)
Minority interests................................  13      233.3          171.3          245.5         142.2
Net changes in current assets and liabilities.....              -              -              -             -
Prepaid, deferrals and accruals...................  4       (39.1)         (28.7)         (53.1)        (70.5)
Increase (decrease) in working capital (1)........  9       447.9          328.8          397.6        (463.1)
Net cash provided by operating activities.........        4,134.9        3,035.6        3,098.2       2,316.7
                                                       -----------    -----------    -----------   -----------

Cash flow from investing activities:
Purchase of property, plant and equipment.........       (3,153.3)      (2,315.0)      (2,455.7)     (2,603.4)
Proceeds from sale of property, plant and
   equipment......................................          429.2          315.1          226.0         198.1
Purchase of investments...........................         (517.2)        (379.7)        (266.1)     (1,005.9)
Proceeds from sales of investments ...............        2,437.6        1,789.6          450.0       1,259.9
Purchase of portfolio investments held as
   financial assets...............................           62.2           45.7        (207.7)       (124.8)
Proceeds from sales of portfolio investments held
   as financial assets............................           34.1           25.0           44.0         313.5
Disbursement on notes receivables.................         (180.5)        (132.5)         (78.7)       (420.9)
Principal payment on notes receivables............          176.3          129.4           77.3         158.5
Net (increase) decrease in short-term loans.......           56.0           41.1           27.3         110.2
Sales and purchases of marketable securities......         (379.1)        (278.3)        (928.4)          6.2
Net cash used in investing activities.............       (1,034.7)        (759.6)      (3,112.0)     (2,108.6)
                                                       -----------    -----------    -----------   -----------

The accompanying notes are an integral part of these consolidated financial statements.

(1) The decrease in working capital excludes the deferred taxes for the period.


For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7342.

                                CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
                       (Prepared in accordance with International Accounting Standard No. 7)



                                                                               At December 31,
                                                         -------------------------------------------------------
                                                              2004          2004         2003         2002
                                                          ($ millions)              ((euro) millions)
                                                         --------------    -------------------------------------
Cash flow from financing activities:
Net increase (decrease) in short-term borrowings.........    2,437.1       1,789.2        399.0     (2,031.7)
Proceeds from issuance of bonds and other long-term debt.    1,448.9       1,063.7      4,132.8      4,194.1
Principal payment on bonds and other long-term debt......   (4,724.7)     (3,468.7)    (3,791.2)    (3,870.4)
Net proceeds from issuance of common stock...............      227.7         167.2          9.9      1,554.1
Purchase of treasury stock...............................     (249.5)       (183.2)           -       (115.8)
Cash dividends paid......................................     (542.8)       (398.5)      (309.3)      (300.0)
Net cash provided by financing activities                   (1,403.4)     (1,030.3)       441.2       (569.7)
                                                           -----------   -----------  -----------  -----------
Effect of foreign currency exchange rate changes on cash        34.7          26.5       (210.2)       (92.1)
   and cash equivalents..................................
Change in cash and cash equivalents                          1,732.9       1,272.2        217.2       (453.7)
Cash and cash equivalents:
      Beginning..........................................    2,523.6       1,852.8      1,635.6      2,089.3
      Ending.............................................    4,256.3       3,125.0      1,852.8      1,635.6
Cash and cash equivalents ...............................    4,951.1       3,635.1      2,538.4      2,381.9
- Cash liabilities ......................................     (694.8)       (510.1)      (685.6)     (746.3)
                                                           -----------   -----------  -----------  -----------
Cash and cash equivalents                                    4,256.3       3,125.0      1,852.8      1,635.6
Supplemental disclosures of cash flow information:
      Cash payments for:
      Interest...........................................                                 625.9        682.8
      Income Taxes.......................................                                 352.2        342.7
Supplemental disclosures for non-cash investing and
   financial activities:
      Acquisition:
      Issuance of common stock in settlement of note                                          -            -
         payable
      Issuance of common stock of subsidiaries...........                                     -            -

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7342.

                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



((euro) millions except for share information)    Number       Share    Additional   Retained     Net       Shareholders'
                                                 of Shares    capital    paid- in    earnings    income        equity
                                                                          capital
                                               -------------------------------------------------------------------------
Balance at December 31, 2001...................346,175,772    4,673.4     2,269.6    1,048.2    (2,251.2)     5,740.0
                                               -------------------------------------------------------------------------
Net income for the year 2002...................          -          -           -          -       339.2        339.2
Foreign currency translation adjustment........          -          -           -     (957.2)          -       (957.2)
Dividends paid and net income appropriation....          -          -           -   (2,438.7)    2,251.2       (187.5)
Treasury shares................................          -      (64.1)      (86.9)         -           -       (151.0)
Conversion of warrant - Capital increase....... 58,894,687      795.1       736.4          -           -      1,531.5
Other..........................................          -          -           -       14.6           -         14.6
                                               -------------------------------------------------------------------------
Balance at December 31, 2002...................405,070,459    5,404.4     2,919.1   (2,333.1)      339.2      6,329.6
                                               -------------------------------------------------------------------------
Net income for the year 2003...................          -          -           -          -    (2,054.7)    (2,054.7)
Foreign currency translation adjustment........          -          -           -     (509.1)           -      (509.1)
Dividends paid and net income appropriation....          -          -           -      121.4      (339.2)      (217.8)
Treasury shares................................          -       40.3      (40.3)          -           -            -
Capital decrease...............................         56   (3,443.1)    3,443.1          -           -            -
Other..........................................          -          -           -       26.8           -         26.8
                                               -------------------------------------------------------------------------
Balance at December 31, 2003...................405,070,515    2,001.6     6,321.9   (2,694.0)   (2,054.7)     3,574.8
                                               -------------------------------------------------------------------------
Net income for the year 2004...................          -          -           -          -       125.4        125.4
Foreign currency translation adjustment........          -          -           -       33.2           -         33.2
Dividends paid and net income appropriation....          -          -           -   (2,272.6)    2,054.7       (217.9)
Treasury shares................................          -        2.6        14.7        1.7           -         19.0
Capital increase...............................  1,351,468        6.8        18.5          -           -         25.3
Other..........................................          -          -           -        3.4           -          3.4
                                               -------------------------------------------------------------------------
Balance at December 31, 2004...................406,421,983    2,011.0     6,355.1   (4,928.3)      125.4      3,563.2
                                               -------------------------------------------------------------------------
Balance at December 31, 2004 ($ millions)......          -    2,739.2     8,656.3   (6,712.8)      170.8      4,853.4
                                               -------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.7342

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of business

1.1. Presentation of the Group

Veolia Environnement ("VE" or the "Group") is a "societe anonyme" , a form of stock corporation under French law, listed on both the Paris and New York stock exchanges.

Veolia Environnement was formed at the end of 1999 and is an independent worldwide group providing environmental services, which are organized into four divisions : water, waste management, energy services and transportation. Veolia Environnement has been listed on the Paris stock exchange since July 20, 2000 and on the New York stock exchange since October 5, 2001.

SEGMENT DESCRIPTION

Veolia Environnement supplies a wide array of environmental management services to a range of public authorities and industrial, commercial and residential customers. The Group offers a variety of integrated services, including water treatment and system operation, waste management, energy services, and transportation services.

The following is a brief description of each of the Group's business segments:

o Water--the Group manages and operates water and wastewater treatment and distribution systems for public authorities and private companies. The Group is also a designer and manufacturer of water and wastewater treatment equipment and water systems.

o Waste management--the Group collects hazardous and non-hazardous waste and offers related services, including disposal, treatment and recycling.

o Energy services--the Group provides energy management services and offers a wide range of industrial utilities and facilities management services.

o Transportation--the Group provides integrated transportation solutions involving bus, train, maritime, tram and other networks.

1.2. Significant Events

During 2004, Veolia Environnement completed its strategic restructuring to refocus on its core environmental services activities.

1.2.1. Sales of activities in the U.S.

o In February 2004, Veolia Environnement announced the sale of farmlands located in Imperial Valley (California) to Imperial Irrigation District for US$77.3 million.

o At the end of July 2004, Veolia Environnement completed the sale of USFilter Corporation's equipment and short-term services businesses to Siemens. After application of the contractual price adjustment mechanisms, the final value of the sale amounted to US$975 million.

o At the end of September 2004, Veolia Environnement completed the sale of its Culligan business to the private equity firm Clayton Dubilier & Rice, for total consideration of US$612 million.

These U.S. sales represent the final step in the implementation of the strategic refocusing of Veolia Environnement's water operations in North America, which was originally announced in September 2003. They are part of Veolia Environnement's broader effort to concentrate more fully on the development of outsourcing on behalf of public authorities, as well as on the provision of services involving long-term contracts with municipal or industrial clients. Including the sale of Everpure and Surface Preparation in 2003 (resulting in US$345 million in proceeds), the total proceeds generated from Veolia Environnement's U.S. asset sales in 2003 and 2004 amounted to approximately US$2.0 billion.

1.2.2. Sale of FCC

During 2003, Veolia Environnement and its partner in FCC's holding company, Ms. Esther Koplowitz, had a number of disagreements relating to the strategic development of FCC. To avoid creating a deadlock and in the interest of FCC's development, Veolia Environnement proposed to Ms. Esther Koplowitz several alternative ways to resolve the parties' differences. Ms. Esther Koplowitz, however, informed Veolia Environnement in the third quarter of 2003 of her preference to formally commence negotiations to repurchase the Company's indirect interest in FCC. Veolia Environnement accepted the principle of a sale of its interest in FCC and various proposals were exchanged. In this context, Veolia Environnement informed the Spanish stock market authorities (Comision Nacional del Mercado de Valores) on March 1, 2004 of these negotiations.

Negotiations during the first half of 2004 resulted in the sale of Veolia Environnement's 49% stake in B 1998 S.L., the holding company that owns 52.5% of FCC, to a company controlled by Ms. Esther Koplowitz. The transaction allowed Veolia Environnement to reduce its net indebtedness by (euro)1.1 billion, and resulted in a total cash payment to Veolia Environnement of (euro)916 million (before transaction fees), including an exceptional dividend paid by B 1998 S.L. to Veolia Environnement prior to the sale. The transaction, which closed on September 15, 2004, was subject to applicable Spanish anti-trust regulatory approvals.

1.2.3. Sale of Berlikomm

As part of the refocusing of its activities on water distribution, Berlin Water sold telecommunications operator Berlikomm at the end of August 2004.

1.2.4. Impact of Asset Sales

The asset sales referred to above allowed Veolia Environnement to reduce its debt by (euro)2.4 billion in 2004.

1.2.5. Evolution of the shareholder structure

Following a shareholder restructuring on December 9, 2004, Vivendi Universal reduced its holdings in Veolia Environnement from 20.36% to 5.3% of share capital. This constituted a significant step in the restructuring of Veolia Environnement's shareholder base. At the same time, in order to help develop its employee shareholder base, Veolia Environnement repurchased 2% of its share capital from Vivendi Universal in connection with the shareholder restructuring, for an amount of (euro)194.8 million.

Note 2. Summary of significant accounting policies
--------------------------------------------------

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in France ("French GAAP") and are in accordance with the provisions of the January 3, 1985 law and its implementation rule as of February 17, 1986 and the new rules approved by the "Comite de la Reglementation Comptable" in April 1999.

The Group applies the recommendation of the "Conseil National de la Comptabilite" and includes in its consolidated financial statements assets financed by capital leases, pension obligations and employee termination costs. Veolia Environnement applies the preference method for the treatment of capital leases.

Financial statements of subsidiaries have been adjusted when necessary, in order to homogenize valuation methods in the Group.

The Group does not apply regulation CRC 2002-10, relating to amortization and depreciation of assets.


Change of presentation and accounting principles

On December 31, 2004, Veolia Environnement began applying the provisions of
Article 23100 of CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement. These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues for the fiscal year in which they were sold, as follows: the North American activities disposed of in 2004 and FCC (which leads to accounting for Proactiva using proportional consolidation and no longer using full consolidation). The result of discontinued operations includes net income of the activities until the disposal date, capital gains and losses and the related taxes.

The cash-flow statement includes flows generated by the disposed activities until the date of disposal.

Article 133 of the "Loi de Securite Financiere" of August 1, 2003 eliminated from the French Commercial Code the provision that makes consolidation by a controlling company subject to the holding of at least one share. As a result of this statutory amendment, substantive control is determined by reference to the interpretation of SIC-12 of the IFRS standards. This amendment is applicable to Veolia Environnement as of January 1, 2004. On December 31, 2004, "special purpose entities", within the meaning of paragraph 10052 of CRC Regulation 99-02, were consolidated, which resulted in long-term financial debt in the amount of (euro)364.6 million and the securitization program in France in the amount of (euro)334.2 million.

Pro-forma balance sheet and income statements were established for 2003 to present the accounts of the Group excluding FCC (that led to accounting for Proactiva using proportional consolidation) and the Water American activities sold in 2003 and 2004 under separate lines of the balance sheet and the income statement.

In 2003, the Group changed the amortization plans for tangible fixed assets in Waste and Energy activities, which impacted the financial statements by
(euro)33.1 million.

In 2002, the Group did not change its presentation or accounting principles.


Convenience Translations

The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the year ended December 31, 2004 denominated in millions of U.S. dollars. These amounts have been translated for convenience as permitted under Rule 3-20 of Regulation S-X of the U.S. Securities Exchange Commission and have been prepared using an exchange rate of U.S.$1 to
(euro)0.7342, which was the exchange rate as of December 31, 2004. Convenience translations are presented solely for the convenience of the reader of these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.


Principles of Consolidation

All companies over which the Group has legal or effective control are fully consolidated.

The Group uses the equity method of accounting for its investments in certain affiliates in which it owns less than 20% of the voting shares. In these situations, the Group exercises significant influence over the operating and financial decisions of the affiliate either (a) through the disproportionate representation on the affiliate's board of directors, e.g., the percentage of directors appointed to the board by the Group is greater than the percentage of its shareholding interest and those directors allow the Group to exercise significant influence, and (b) because there is no shareholder with a majority voting ownership in the affiliate, which is a consideration under French accounting principles in determining whether significant influence exists, or
(c) because the Group exercises substantive participating rights through shareholder agreements that allow the Group to veto or block decisions taken by the board of the affiliate in question. Significant investments in which the Group has 20% to 50% ownership or otherwise exercises significant influence are accounted for using the equity method.

The proportional method of consolidation is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. For such entities, the Group records its proportional interest in the balance sheet and income statements.

All other investments in affiliates that are not consolidated are accounted for at cost.

Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of the Group's interest in the company involved.


Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates. Significant estimates made by management in the preparation of these financial statements include amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, reserves as well as recorded and disclosed amounts for certain financial instruments.


Translation of Foreign Subsidiaries' Financial Statements

Balance sheets, statements of income and cash flows of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable exchange rate (i.e., the closing year-end rate for balance sheets, or the average annual rate for income and cash flow statements). Translation gains and losses are recorded in retained earnings. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

                               Year-End Closing Exchange Rates       2004          2003          2002
                               -------------------------------
(one currency = xx(euro))
---------------------------------------------------------------  ------------  ------------  ------------
U.S. dollar...................................................      0.7342        0.7918        0.9536
Pound sterling................................................      1.4183        1.4188        1.5373

                                 Average Annual Exchange Rates       2004          2003          2002
                                 -----------------------------
(one currency = xx(euro))
---------------------------------------------------------------  ------------  ------------  ------------
U.S. dollar...................................................      0.8025        0.8758        1.0545
Pound sterling................................................      1.4721        1.4422        1.5889

The balance sheets, income and cash flow statements of subsidiaries operating in highly inflationary economies are re-measured (according to the historical method) into a functional currency. The functional currency is defined as the currency used in the dominant country of the economic area to which the subsidiaries belong. Related translation effects are included in net income. These financial statements are then translated from the functional currency into the reporting currency on the basis of the year-end or average annual exchange rate and the translation adjustments are recorded in retained earnings.


Revenue Recognition

Revenues are recorded when title passes to the customer or when services are rendered and measured in accordance with contracts; title of property is considered to have passed to the customer when goods are shipped.

Revenues resulting from government subsidies associated with long-term operating agreements are recorded ratably over the year.

Revenues relating to specific activities are discussed in applicable sections of these footnotes.


EBIT

EBIT, which appears as a profit and loss account sub-total, is defined as operating income before amortization and depreciation of goodwill and indefinite-life intangible assets and restructuring charges. This corresponds to the definition of "resultat d'exploitation" as defined under French GAAP in the rule CRC 99-02.


Other income and expenses

This item includes income or expenses resulting from exceptional operations or events that are not part of the ordinary operations of Veolia Environnement. This primarily includes capital gains and losses on sales of subsidiaries, affiliates and activities.


Goodwill and Business Combinations

All business combinations are accounted using the purchase accounting method. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at their fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. Amortization periods for goodwill range from 20 to 40 years.


Other Intangible Assets

Start-up costs relating to the implementation of new activities, including pre-operating costs, are amortized over their estimated useful life.

Other intangible assets include costs incurred to obtain contracts, such as fees paid to local authorities for public services contracts. Fees paid to local authorities are amortized over the duration of the contract, which can be up to 30 years. Market share and trademarks are not amortized.

Business assets acquired, such as customer lists and operating rights, are amortized over their estimated useful life.


Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method using the following useful lives:

                                                             Estimated useful
                                                                   lives
                                                                 in years
                                                           --------------------

        Buildings.........................................       20 to 50
        Technical systems.................................        7 to 24
        Transport equipment...............................        3 to 25
        Other equipment and machinery.....................        3 to 12

Assets financed by capital lease are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense. Interest expense incurred as a result of expenditures for a fixed asset during the period necessary for its intended use is capitalized as part of the historical cost of fixed assets.


Valuation of Long-lived Assets

Long-lived assets are regularly re-evaluated according to circumstances, either internal or external, which could lead to depreciation. If this is the case, an exceptional amortization or valuation allowance is recorded on the basis of the asset's fair value.


Valuation of goodwill and other intangible assets

Veolia Environnement performs an annual review of its goodwill and other intangible assets during its strategic planning in mid-year. If the long-term prospects of an activity appear durably downgraded, an estimate is made and an impairment is booked in the interim closing accounts if necessary. Assets are valued at market value in case of a decision to sell them and at fair value if they are retained. At the closing date, a negative budget variance that is considered to be irreversible may lead to an impairment test. In case of disposal, market value is based on the multiples method (broker surveys) or the similar recent transactions method. When the assets are retained, the preferred valuation is the discounted future cash flows method. Alternative methods are the multiple method or similar recent transactions method.


Balance sheet recognition of financing assets

     Lease contracts

     As mentioned above, Veolia Environnement uses the preference method for the treatment of capital leases and uses IAS 17 criteria to identify capital lease contracts.

     In order to make this classification, leases can be examined with respect to the following criteria:

     o the lease transfers ownership of the asset to the lessee by the end of the lease term;

     o the lessee has the option to purchase the asset at a price which is expected to be sufficiently lower than the fair value at the date the option becomes exercisable such that, at the inception of the lease, it is reasonably certain that the option will be exercised;


     o the lease term is for the major part of the economic life of the asset even if title of property is not transferred;

     o at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset;


     o the leased assets are of a specialized nature such that only the lessee can use them without major modifications being made;

     o if the lessee can cancel the lease, the lessor's losses associated with the cancellation are borne by the lessee;

     o gains or losses from the fluctuation in the fair value of the residual fall to the lessee; and

     o the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.


Financial Assets

     Investments Accounted for Using the Cost Method

     Investments in unconsolidated affiliates are carried at cost. Any negative difference between the carrying value and fair value which is not temporary is subject to a reserve.

     Portfolio Investments Held as Financial Assets

     Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance is provided. Estimated fair value is determined on the basis of the Group's share of the equity of the companies concerned adjusted to market value in case of listed securities or pursuant to other applicable procedures.

     Bonds and Debentures

     Issue costs, as well as discounts and premiums on convertible debt are amortized over the life of the debt.


Inventories and Work-in-progress

Group companies value inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value.


Deferred Taxes

Deferred tax assets are recognized in cases of deductible temporary differences, net tax operating loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized in the case of taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.


Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost, which approximates their fair value.

Marketable securities including treasury shares and other highly liquid investments: Treasury shares are classified as marketable securities when they are acquired to stabilize the market price of the Group's shares or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.


Pension Plans

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which the Group maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

Employees in France and most other European countries are eligible for severance pay pursuant to applicable law immediately upon termination. The Group provides reserves for such employee termination liabilities using the projected unit credit method.


Stock Based Compensation

The Group has adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Group's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options.

Treasury shares held to cover commitments relating to stock option purchases are shown under marketable securities at the lower of cost or fair market value. The Group accounts for any capital gains in the year in which shares under the plan are sold.


Derivative Financial Instruments

The Group manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

     Interest rate swaps and caps

     The Group primarily uses interest rate swaps and caps to manage interest rate risks relating to its borrowing requirements. The goal of these swaps is, depending on the circumstances involved, to substitute fixed for floating rates and floating for fixed rates, as well as to modify the underlying index on floating rate debt.

     For transactions that qualify for hedge accounting, the income or expense associated with these instruments is recognized when the income and expense on the hedged item is itself recognized. Thus the differences in the interest receivable and payable on interest swaps and caps and the associated premiums and cash payments are recognized over the term of the contracts as an adjustment in the interest expense of the financial debt.

     Interest rate derivatives used to manage interest rate risk related to debt, but which do not qualify for hedge accounting are recognized in the following manner:
     - an allowance is recorded for the unrealized losses on the market value of the instrument.
     - unrealized gains on the instruments are recognized only when sold or matured.

     Foreign currency derivatives

     The Group uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are mainly used to hedge firm and anticipated transactions relating to assets and liabilities denominated in foreign currencies. Cross currency swaps are used to modify the interest rate and currency of foreign denominated debt or to hedge net foreign investments.

     The difference (known as premium/discount) between the forward rate and the spot rate of forward exchange contracts and cross currency swaps that qualify as hedging transactions is recognized over the term of the contract as interest income or expense.

     Cross currency derivative instruments that hedge a balance sheet item or foreign net investment are measured at the year-end rate. Any change in value is recognized in the balance sheet with offsets relating to:

     - the income statement when the hedged item is remeasured (monetary or currency liabilities or receivables);
     - currency translation adjustments in equity for hedges on net investments.

     Unrealized gains and losses resulting from future foreign currency hedging transactions (firm or highly probable) that are not yet recognized on the balance sheet, are deferred and recognized when the hedging transaction is realized.


Foreign Currency Transactions

Foreign currency transactions are converted into euros at the exchange rate in effect on the transaction date. At year-end, receivables and payables denominated in foreign currencies are remeasured into euros at year-end exchange rates. The resulting exchange losses and gains are recorded in the current earnings period.

Exchange gains or losses on borrowings denominated in foreign currencies or on foreign currency derivatives that qualify as hedges on net investments in foreign subsidiaries are included in equity as currency translation adjustments.


Research and Development

The Group's research and development costs are expensed as incurred.


Earnings Per Share

Basic earnings per share calculations are based on the Group's net income after taxes divided by the weighted average number of common shares outstanding, in compliance with "Avis no. 27 de l'Ordre des Experts Comptables".


Dilutive earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. For this calculation, the weighted average number of common shares outstanding includes shares issuable on exercise of dilutive options.

As of December 31, 2004, the potential dilutive securities or other contracts to issue ordinary shares are warrants issued in December 2001 and stock options.


Accounting Policies Specific to Environmental Services Activities

     Public Service Contracts

     The Group holds public service contracts relating to its operations in water distribution and treatment, district heating networks, urban transportation and waste collection and treatment. Under the French legal system, there are three primary types of public service contracts:
     "affermage" (or public service management) contracts, where the operator is granted the obligation to manage and maintain facilities owned and financed by local authorities, "concession," facility management contracts similar to "BOT" (build-operate transfer) agreements, and contracts presenting mixed characteristics of affermage and concession contracts.

     Revenue is recognized on these contracts when services are rendered in accordance with the terms of the contracts. On an exceptional basis, the Group may also operate management contracts in which it manages a public service for a fixed fee as well as an incentive which is calculated in relation to the performance of the contract. For these contracts, the Group recognizes billing to customers as revenue and all related costs as operating expenses.

     In France, the Group's public service contracts are primarily "affermage" contracts.

     Facilities

     Facilities operated by the Group are generally financed by local authorities and remain theirs throughout the contract period. Individual facilities financed by the Group as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, using the shorter of their economic useful lives or the contract's term. Wherever the contract's term is shorter than the useful economic life of the asset, such depreciation is classified under liabilities as financial depreciation.

     Fees Paid to Local Authorities

     The Group does not have any obligation to make compensation payments to local authorities during the contract period, except for fees that have been agreed upon by both parties and formally defined by the contract.

     The Group's policy is to expense fees that are paid to local authorities on a pro-rata basis when these fees are paid annually and to amortize these costs on a straight-line basis over the life of the contract when the fees consist of payments at the beginning of the contract.

     Commitments to Maintain and Repair Assets

     The Group generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some investments in specific contracts for which costs are accrued in advance.

     Planned Maintenance Projects

     The Group's policy is to expense costs relating to planned maintenance projects as they are incurred.

     Landfill Capitalization and Depletion

     Landfill sites are carried at cost and amortized on a pro-rata basis using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed. Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit. When the Group determines that a facility cannot be developed or the likelihood of permit grants cannot be determined before final authorization, as is the case in France and the United Kingdom, these costs are expensed as incurred.

     Landfill Closure and Post-closure Costs

     The Group has financial obligations relating to closure and post-closure costs and the remediation of the disposal facilities it operates or for which it is otherwise responsible.

     Landfill final closure and post-closure accruals include estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site ceases to accept waste. The cost estimates are prepared by engineers based on the applicable local, state and federal regulations and site specific permit requirements. These estimates do not take into account discounts for the present value of total estimated costs. The Group accrues a reserve for these estimated future costs pro-rata over the estimated useful life of the sites.

     Accruals for environmental remediation obligations are recognized when such costs are probable and reasonably estimable.

     These liabilities are classified as reserves and allowances.


     Construction

     To calculate their margin, construction companies record revenue according to the percentage of completion method. This method is applied to contracts with a duration of six months or more; for contracts with a duration of less than six months, the completed contracts method is used.

Note 3. Goodwill and business combinations
------------------------------------------

         Goodwill by segment is detailed as follows:

                                                                         2004
                        2002         2003     ---------------------------------------------------------------------
((euro) millions)        Net          Net         Change in      Foreign     Amortization     Other         Net
                                               consolidation    exchange         (3)        movements
                                                 scope (1)     translation
                                                                   (2)
                      ---------------------------------------------------------------------------------------------
Water...............   3,291.1      1,655.0          67.2          (1.7)        (54.4)            -      1,666.1
Waste Management....   1,285.7      1,097.4          21.6         (37.6)        (67.5)         (5.2)     1,008.7
Energy Services.....     704.1        705.5          35.4             -         (45.0)        (15.8)       680.1
Transportation......     209.1        207.4           9.5           0.6         (16.6)          0.4        201.3
FCC & Proactiva.....     662.8        573.1        (549.2)         (1.8)        (19.8)            -          2.3
                      ---------------------------------------------------------------------------------------------
Total...............   6,152.8      4,238.4        (415.5)        (40.5)       (203.3)        (20.6)     3,558.5
                      =============================================================================================

------------------
(1) The changes in consolidation scope are mainly related to the sale of FCC (for (euro)(549.2) million), the acquisitions of the company holding the Shenzhen contract (for (euro)36.6 million), Wabag Gmbh in Germany (for
     (euro)13.3 million), the company holding the Zlinska contract in the Czech Republic (for (euro)11.0 million) in Water segment and of Dalkia Poznan (for (euro)26.6 million) in Energy segment.

(2) Foreign exchange translation adjustments are mainly the result of the depreciation of the U.S. dollar against the euro.

(3) Total goodwill amortization expenses for the years ended December 31, 2004, 2003 and 2002 were (euro)(203.3) million, (euro)(1,773.8) million and
     (euro)(327.2) million, respectively. They include goodwill write-downs of
     (euro)(36.4) million in 2004, (euro)(1,564.2) million in 2003 and
     (euro)(77) million in 2002.

     The difference in goodwill amortization expense between the consolidated balance sheets and the income statement is due to the goodwill amortization of FCC ((euro)20.0 million), which is booked against discontinued operations income in the income statement, and to the amortization of Scandinavian market shares in the Transportation segment ((euro)70.0 million), whose balance sheet impact is recorded in intangible assets (see note 4).

The following is a summary of the most significant acquisitions during the periods presented in the accompanying financial statements.

FCC

FCC was sold on September 15, 2004.

In October 1998, Vivendi Universal acquired for cash 49% and obtained joint control of a Spanish holding company whose only asset was a 57% ownership interest in FCC, a publicly listed company in Spain active in the environmental services sector. Vivendi Universal sold to the Group its interest in the holding company for (euro)691 million. The holding company, which fully consolidates FCC, is reflected in the Group's financial statements using the proportionate consolidation method. The details of the Group's acquisition are as follows (in millions of euros):

      Fair value of net tangible and intangible assets acquired ..........212
      Purchase price .....................................................691
      Goodwill recorded on acquisition ...................................479

Goodwill from this transaction is being amortized over 20 years.

In 2004, amortization of goodwill relates to the first half year. The impact is included in the item "Discontinued operations income".

USFilter Corporation

In April 1999, Vivendi Universal acquired for cash 100% of the outstanding shares of United States Filter Corporation, a U.S.-based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

      Fair value of net tangible and intangible assets acquired ..........459
      Purchase price ...................................................5,801
      Goodwill recorded on acquisition .................................5,342

Goodwill from this transaction is being amortized over 40 years.

In 2004, the sale of "Equipment - short term contracts" and "Consumer and Commercial" units of USFilter has no impact on the goodwill, which had been fully written off in 2003.

On January 1, 2001, Veolia Environnement renounced the imputation of a part of the initial goodwill of USFilter recorded as a reduction of shareholders' equity. As a result, the net goodwill was increased by 2,037 million on December 31, 2001. The goodwill recorded on the acquisition was (euro)5,342 million, of which (euro)3,253 million was initially recorded as an asset, and (euro)2,089 million as a reduction of shareholders' equity following the acquisition of USFilter by Veolia Environnement from Vivendi Universal on December 23, 1999, which the Group has now renounced. The amortization of the goodwill initially recorded as an asset as of December 31, 2001 was (euro)216 million.

Taking into account the theoretical amortization of the goodwill recorded as a reduction of shareholders' equity of (euro)52 million (calculated as if the goodwill had been recorded as an asset), the net goodwill reintegrated as an asset amounts to (euro)2,037 million.

Goodwill amortization in 2001 included a write-off of goodwill of (euro)2,611 million, related to activities of USFilter. The management determined that the goodwill was impaired, and goodwill was written down based upon an estimate of discounted future cash flow. The analysis was based on a projection over 10 years with a terminal value and with a discount rate of 7% for the goodwill. The management revised the estimated cash flows as a result of the evolution of the U.S. economic situation.

In 2002, the Group actualized the projection of USFilter over 10 years, with a terminal value and utilized a discount rate of 6% taking into account the reduction in the US risk-free rate. As a result of commercial gains and business development in 2002, and its perspectives for 2003 and despite the US economic situation in 2002, the valuation did not call into question the long-term growth prospects of USFilter. The carrying value of the goodwill of USFilter was justified as of December 31, 2002.

As of June 30, 2003, the Group booked a write-off of goodwill of (euro)1,441 million. The review of the values (goodwill and trademarks) as of December 31, 2003 relating to activities to be sold and to those maintained did not call into question the December 30, 2003 valuation.

Onyx Waste Services (previously Superior Services)

In June 1999, Veolia Environnement acquired for cash 100% of the outstanding shares of Superior Services, a U.S. based waste management company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

      Fair value of net tangible and intangible assets acquired ...........168
      Purchase price ......................................................932
      Goodwill recorded on acquisition ....................................764
      Goodwill net at December 31, 2004 ...................................460

Goodwill from this transaction is being amortized over 40 years.

Note 4. Other intangible assets
-------------------------------

The evolution of net intangible assets is as follows:

((euro) millions)       2002     2003    Additions  Disposals   Amortization  Change     Foreign      Other      2004
                                                                             in scope    exchange      move
                                                                                        translation   -ments
                     ----------------------------------------------------------------------------------------------------
Fees paid to local
   authorities (1)...  568.5     528.1      14.9       (1.4)        (35.2)     (135.7)       (0.6)       17.2      387.3
Trademarks, market
   share and
   business assets
   acquired (2)......2,283.5   1,227.0      14.5       (7.1)       (102.7)     (537.8)      (65.0)      (29.7)     499.2

Software                90.9     123.1      35.7       (2.4)        (52.4)       (0.2)        0.1        20.7      124.6

Prepaid expenses (3).  440.8     449.5      28.7          -         (44.5)       (3.4)       (2.3)        0.8      428.8
                       521.2     421.4      39.6        3.8         (29.8)       (9.5)      (13.5)        7.4      419.4
Other intangible
   assets............
                     ----------------------------------------------------------------------------------------------------
Total................3,904.9   2,749.1     133.4       (7.1)       (264.6)     (686.6)      (81.3)       16.4    1,859.3
                     ====================================================================================================

------------------
(1) Fees paid to local authorities relating to public service contracts, which are primarily located in France, amounted to (euro)387.3 million in 2004, compared with (euro)528.1 million in 2003, and (euro)568,5 million in 2002. These are amortized over the term of the contracts to which they relate. They include amortization of fees paid to local authorities at the beginning of the contract in "Compagnie Generale des Eaux" for (euro)16.0 million and in its regional subsidiaries for (euro)8.2 million. Change in scope relates to FCC proceeds for (euro)(138) million.

(2) Trademarks, market share and business assets amounted to (euro)499.2 million, compared with (euro)1,227.0 million in 2003, and (euro)2,283.5 million in 2002. These assets mainly include the valuation of waste management operating rights for Onyx Waste Services for (euro)134.7 million and the trademarks of Veolia Water North America ("VWNA") for (euro)110.3 million. The carrying value of trademarks, market share and business assets are reviewed every year based on the same criteria used to assess their initial value, such as the position of the market, net sales and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded (see note
     2). The Scandinavian market shares of the Transportation segment have been written off for (euro)70.0 million. The changes in scope of consolidation are principally due to the effects of the sales of Culligan trademarks and of "Equipment - short term contracts" units of USFilter for (euro)(566.0) million. Foreign exchange translation adjustments are mainly the result of the depreciation of the US dollar against the euro.

(3) Prepaid expenses include expenses of (euro)428.8 million, (euro)449.5 million, and (euro)440.8 million, as of December 31, 2004, 2003 and 2002, respectively, to be allocated over several financial years, mainly relating to the difference between the contractual amounts of debt servicing payments made to local authorities and the expense charged to income over the contract period. Certain subsidiaries of the Group may be obligated to assume responsibility for the repayment of the debt entered into by local authorities relating to the utility network they manage. These obligations are part of the contracts between Veolia Environnement and the local authorities; there are no guarantees given to the lenders. The annual payments generally decrease each year and extend over a period shorter than the contract period. This difference between the amounts paid to the local authorities and the expense charged to income is recorded as a prepaid expense on the balance sheet.

     Total amortization expense for other intangible assets for the years ended December 31, 2004, 2003 and 2002 was (euro)264.6 million, (euro)875.0 million (including (euro)70.0 million and (euro)650.7 million respectively in impairment) and (euro)214.2 million, respectively. Accumulated amortization amounted to (euro)1,058.7 million, (euro)1,761.3 million and
     (euro)874.5 million, as of December 31, 2004, 2003 and 2002, respectively.


Note 5. Property, plant and equipment

Evolution of property, plant and equipment:

                                                                     December 31,
                      ------------------------------------------------------------------------------------------------------------
((euro) millions)                                                                             Foreign        Other
                        2002       2003      Additions   Disposals   Deprecia-   Change in    exchange     movements      2004
                                                                       tion        scope     translation
                      ---------  ---------   ---------   ---------   ---------   ---------   -----------   ---------    ---------
Property, plant and
   equipment......    17,679.2    17,698.1     1,501.7     (902.8)           -    (1,555.4)       (96.0)           -     16,645.6

Publicly-owned
   utility networks    6,463.6     7,024.2       427.3     (102.5)           -       (85.2)       (12.3)      (28.5)      7,268.0
                      ---------  ----------   ---------  ---------    ---------   ---------    ---------   ---------     ---------
Total gross book
   value..........    24,142.8    24,722.3     1,974.0   (1,005.3)           -    (1,640.6)      (108.3)      (28.5)     23,913.6
                      =========  ==========  ==========  ==========  ==========  =========== ============  ==========  ===========
Property, plant and
   equipment......    (7,601.5)   (8,183.2)          -      651.0     (1,185.6)      890.6         25.2       (23.3)     (7,825.3)

Publicly-owned
   utility networks   (2,000.5)   (2,119.9)          -       39.4       (183.5)        0.6          6.7        12.4      (2,224.3)
                      ---------  ----------   ---------  ---------    ---------   ---------    ---------   ---------     ---------
Depreciation......    (9,602.0)  (10,303.1)          -      690.4     (1,369.1)      891.2         31.9       (10.9)    (10,069.6)
                      ---------  ----------   ---------  ---------    ---------   ---------    ---------   ---------     ---------

Total net book value  14,540.8    14,419.2     1,974.0     (314.9)    (1,369.1)     (749.4)       (76.4)      (39.4)     13,844.0
                      =========  ==========   =========  =========    =========   =========    =========   =========     =========

Publicly-owned utility networks are assets financed by the Group as part of their management of public service contracts, and will be returned to the local authority at the end of the contract.

Additions are related to the Water segment ((euro)784.7 million), Waste segment ((euro)715.7 million), Energy segment ((euro)199.0 million), Transportation segment ((euro)166.1 million) and FCC segment ((euro)91.5 million).

Disposals are mainly due to the Water segment ((euro)(100.3) million), Transportation segment ((euro)(96.4) million) and Energy segment ((euro)(85.0) million).

Changes in scope are mainly related to the sale of FCC ((euro)(960.5) million), to the sale of "Equipment - short term contracts" units of USFilter and Culligan ((euro)(440.9) million), and to the acquisition of the Shenzhen contract in the Water segment ((euro)91.2 million) and of "Groupe Connex GVI" in Canada and Montanesa in Spain in the Transportation segment (respectively (euro)17.2 million and (euro)11.8 million).

This also includes the effects of the consolidation of ad-hoc entities in Berlin ((euro)364.9 million) according to the "Loi de Securite Financiere".

Effects of foreign currency translation adjustments mainly relate to the Water segment ((euro)(45.8) million) and Waste segment ((euro)(70.5) million), as a result of the depreciation of the US dollar against the euro, and to the Energy segment ((euro)34.6 million) as a result of appreciation of the Czech and Polish currencies.


Property, plant and equipment by segment can be broken down as follows:

                                                            At December 31,
                     -------------------------------------------------------------------------------------------
    ((euro) millions)                               2004                                  2003          2002
                     ---------------------------------------------------------------  --------------------------
                        Property,    Publicly-owned     Accumulated           Net           Net           Net
                        Plant and        utility       depreciation/      tangible      tangible      tangible
                        equipment        networks      amortization        assets        assets        assets
                     -------------------------------------------------------------------------------------------
Water................     4,865.4         5,990.9         (3,930.6)       6,925.7       6,746.1       6,989.4
Waste Management.....     6,473.9            57.5         (3,165.4)       3,366.0       3,207.5       3,258.9
Energy Services......     2,822.9           747.4         (1,638.4)       1,931.9       1,916.7       2,002.9
Transportation.......     2,483.4           472.2         (1,335.2)       1,620.3       1,629.4       1,443.7
FCC..................           -               -                 -             -         919.5         845.9
                        ----------      ----------       ----------     ----------    ----------    ----------
Total................    16,645.6         7,268.0        (10,069.6)      13,844.0      14,419.2      14,540.8
                        ==========      ==========       ==========     ==========    ==========    ==========


The breakdown of net property, plant and equipment is as follows :

                                                                                 At December 31,
                                                                  --------------------------------------------
((euro) millions)                                                       2004           2003           2002
                                                                  --------------  -------------  -------------
Land.............................................................       785.4          996.1        1,146.7
Buildings........................................................     1,697.2        1,715.3        1,663.3
Technical systems................................................     3,830.8        4,575.7        5,040.7
Assets under construction........................................       672.7          688.6          647.3
Other............................................................     1,834.2        1,539.3        1,579.7
                                                                  --------------  -------------  -------------
Property, plant and equipment....................................     8,820.3        9,515.0       10,077.7
                                                                  --------------  -------------  -------------
Publicly owned utility networks..................................     5,023.7        4,904.2        4,463.1
                                                                  --------------  -------------  -------------
Total............................................................    13,844.0       14,419.2       14,540.8
                                                                  ==============  =============  =============

Amortization expense for the years ended December 31, 2004, 2003 and 2002 was
(euro)1,369.1 million, (euro)1,500.2 million and (euro)1,485.1 million, respectively.

Accumulated amortization for the years ended December 31, 2004, 2003 and 2002 was (euro)10,069.6 million, (euro)10,303.1 million and (euro)9,602.0 million, respectively.

Tangible assets financed under capital and operating leases are detailed as follows:

                                      -----------------------------------------------  ---------------
                                                     Capital lease                        Operating
                                                                                              lease
                                      -----------------------------------------------  ---------------
((euro) millions)                          Gross         Accumulated        Net
                                           value         amortization      value
                                      -------------  --------------------------------  ---------------
Land.................................       20.8              (10.4)          10.4             20.6
Buildings............................      304.3             (111.7)         192.6            383.2
Technical systems....................      585.2             (337.6)         247.6             31.0
Other................................      531.0             (252.8)         278.2          1,091.7
Buildings-work in progress...........        1.9               (0.5)           1.4                -
                                      -------------  ------------------  ------------  ---------------
Property, plant and equipment........    1,443.2             (713.0)         730.2          1,526.5
                                      -------------  ------------------  ------------  ---------------
Publicly owned utility networks......      307.4             (151.0)         156.4            235.3
                                      -------------  ------------------  ------------  ---------------
Total 2004...........................    1,750.6             (864.0)         886.6          1,761.8
                                      =============  ==================  ============  ===============
Total 2003...........................    1,815.6             (842.9)         972.7          2,267.2
                                      =============  ==================  ============  ===============
Total 2002...........................    1,643.6             (641.3)       1,002.3
                                      =============  ==================  ============

The decrease of operating leases is related to the effects of the consolidation of ad-hoc entities in Berlin for (euro)(524) million.

Note 6. Investments accounted for using the equity method
---------------------------------------------------------

                                   ---------------------------------------------------------------------------------
((euro) millions)                                                      At December 31,
                                   ---------------------------------------------------------------------------------
                                               Interest              Proportional share of     Proportional share
                                                                            equity                of net income
                                       2004      2003      2002      2004    2003    2002      2004    2003   2002

Realia (1)........................         -    24.09%    24.10%        -    90.4    75.6         -    25.6   13.3
Domino (2)........................    15.00%    30.00%    30.00%     15.2    28.9    28.2      (0.2)   (0.2)  (0.5)
South Staffordshire Water.........         -         -         -        -       -       -         -       -    9.2
Grubar Hoteles....................         -    24.50%    19.70%        -    38.3    46.0         -    (2.5)  (2.1)
Intan utilities berhad(3).........         -    30.00%    30.00%        -     8.2    10.7         -     0.5    0.8
Acque Potabil.....................         -         -    14.36%        -       -    13.4         -       -   (0.1)
Fovarosi Csatomazasi Muvek
     Reszvenytarsasag.............    25.00%    25.00%    25.00%     94.2    87.0    95.4       1.2     1.3    0.5
Eaux du Centre et du Rhone........         -         -    34.97%        -       -     5.6         -       -    0.2
Tiru                                  24.00%    24.00%    24.00%     11.5     6.9     6.4       5.1     1.4    2.7
Grand Bahamas.....................    49.00%    49.00%    49.00%     11.9    12.9    15.9       1.4     1.5    1.5
Technoborgo.......................    49.00%    49.00%    49.00%      8.9     9.1     6.6       1.5     2.3   (0.1)
CICG..............................    41.97%    41.97%    41.97%      5.2     5.3     5.5         -     0.1      -
PCP Holding ......................    19.08%    19.21%    19.85%     10.1     6.5     4.5       3.6     2.0      -

Southern Water Investments Limited    19.90%    19.90%         -     14.8    16.9       -       1.2     4.3      -
Other (per unit < (euro)5 million).                                  53.4*  135.3   134.2       8.6     8.1   13.6
--------------------------------------------------------------------------------------------------------------------
Total.............................                                  225.2   445.7   448.0      22.4    44.4   39.0
--------------------------------------------------------------------------------------------------------------------

------------------
(1)  Shares left due to the sale of FCC.

(2) Shares belonging to Proactiva which was 50% consolidated using the proportional method as of July 1, 2004. Proactiva was fully consolidated as of December 31, 2003.

(3)  Shares sold in 2004.

* The evolution compared to 2003 is due to the sales of the other investments belonging to FCC ((euro)(75.0) million) accounted for under the equity method.

The evolution in 2004 of equity investments is as follows:

                                                     -----------------------------------------------------------------------
        ((euro) millions)      Interest     2003       Net     Distribution      Foreign      Change      Others      2004
                                                     income    of dividends      exchange       in
                                                                                translation    scope

Realia......................          -     90.4         -              -             -        (90.4)         -         -
Domino......................     15.00%     28.9     (0.2)              -           0.9        (14.4)         -      15.2
Grubar Hoteles..............          -     38.3         -              -             -        (38.3)         -         -
Intan Utilities Berhad......          -      8.2         -              -             -         (8.2)         -         -
Fovarosi Csatomazasi Muvek
   Reszvenytarsasag.........     25.00%     87.0       1.2              -           6.0             -         -      94.2
Tiru........................     24.00%      6.9       5.1          (0.5)             -             -         -      11.5
Grand Bahamas...............     49.00%     12.9       1.4          (1.4)          (1.0)            -         -      11.9
Technoborgo.................     49.00%      9.1       1.5          (1.7)             -             -         -       8.9
CICG........................     41.97%      5.3         -          (0.1)             -             -         -       5.2
PCP Holding.................     19.21%      6.5       3.6              -             -                       -      10.1
Southern Water Investments
   Limited..................     19.90%     16.9       1.2          (3.3)             -             -         -      14.8
Other (per unit < (euro)5            -     135.2       8.6         (10.6)          (3.9)       (73.6)*     (2.4)     53.4
   million)
-------------------------------------------------------------------------------------------------------------------------
Total                                      445.7      22.4         (17.6)           2.0       (224.9)      (2.4)    225.2
--------------------------------------------------------------------------------------------------------------------------

* Impact of the sale of FCC for (euro)(75)million.

         Dividends received from equity affiliates amount to (euro)17.6 million in 2004, (euro)17.4 million in 2003 and (euro)23.8 million in 2002.

         Summarized financial information for the major equity method investments is as follows:

((euro) millions)                                    At December 31,
Balance sheet's data                  2004             2003             2002
                              ---------------   --------------   --------------
Long term assets..............     4,871.7          5,676.8          1,865.6
Current assets................     1,949.9          2,648.1            878.9
                              ---------------   --------------   --------------

Total assets..................     6,821.6          8,324.9          2,744.5
Shareholders' equity..........       697.9          1,231.9          1,126.2
Minority interests............         5.1            174.0            176.8
Financial debt................     4,937.0          5,452.3            905.1
Other liabilities
and reserves..................     1,181.6          1,466.7            536.4
                              ---------------   --------------   --------------

Total liabilities and
shareholders' equity..........     6,821.6          8,324.9          2,744.5
                              ===============   ==============   ==============
Income statement's data
Net revenue...................     1,433.6          1,025.4            523.7
Operating income..............       372.0            311.4            104.4
Net income (loss).............        71.3            139.9             65.7

Note 7. Investments accounted for using the cost method
-------------------------------------------------------

Investments accounted for using the cost method are detailed as follows:

                                                                       At December 31,
                                               -----------------------------------------------------------------
((euro) millions)                                                      2004                      2003      2002
                                                                                           ---------------------
                                                Interest   Gross  Depreciation(1)     Net        Net       Net
                                               -----------------------------------------------------------------
Alazor Inversiones SA(2).....................         -       -                -       -       14.7      10.9
Stadtwerke Weiss Wasser GmbH(3)..............         -       -                -       -          -      29.8
Codeve Insurance Company Ltd(4)..............         -       -                -       -       16.0         -
Genova Acque(5)..............................    20.00%    25.0                -    25.0       25.0         -
Acque Potabili (5)...........................    14.36%    13.4                -    13.4       13.4         -
Ta-Ho Yunlin(6)..............................    33.30%    10.2                -    10.2       10.2       8.9
Rev Suisse recyclage hoding(7)...............    70.00%    13.2                -    13.2          -         -
Stredoceske Vodarny(7).......................    99.76%    13.1                -    13.1          -         -
Other (Per unit <
(euro)10 million in 2004)....................         -   132.3           (31.0)   101.3      126.9     228.4
                                               -----------------------------------------------------------------
Total........................................             207.2           (31.0)   176.2      206.2     278.0
                                               =================================================================

------------------
(1) Net depreciation expense amounts to (euro)(0.9) million in 2004.

(2) Sold with FCC.

(3) Consolidated in 2003.

(4) Fully consolidated in 2004.

(5) Non consolidated company at December 31, 2004 as a result of loss of exercise of significant influence.

(6) Beginning of activity, consolidate with the equity method in 2005.

(7) Company bought in 2004 and consolidated in 2005.


Note 8. Other portfolio investments held as financial assets
------------------------------------------------------------

Other portfolio investments held as financial assets can be analyzed as follows:

((euro) millions)                             At December 31,
                            -------------------------------------------------
                                  2004             2003             2002
                            ---------------  ---------------  ---------------
Long-term loans............       478.9            486.2            521.2
Other financial assets.....       580.3            881.4            766.8
Depreciation...............     (273.4)          (212.3)           (53.7)
                            ---------------  ---------------  ---------------
Net value..................       785.8          1,155.3          1,234.3
                            ===============  ===============  ===============

They are detailed as follows:

                                         ------------------------------------------------------------------------------
      ((euro) millions)                                                    At December 31,
                                         ------------------------------------------------------------------------------
                          2002    2003    Acquisitions      Sales/    Depreciation   Change    Foreign    Other    2004
                                                        Reimbursement                  in      exchange
                                                                                      scope   translation
-----------------------------------------------------------------------------------------------------------------------
Gross long term loans..    521.2   486.2     132.5         (129.4)          -       (58.9)        7.1     41.4    478.9
-----------------------------------------------------------------------------------------------------------------------
Valuation allowances...    (8.8)  (76.3)         -               -        5.7          4.0        4.5      0.4   (61.7)
-----------------------------------------------------------------------------------------------------------------------
Net long term loans....    512.4   409.9     132.5         (129.4)        5.7       (54.9)       11.6     41.8    417.2
-----------------------------------------------------------------------------------------------------------------------
Gross other financial
   assets..............    766.8   881.4    (45.7)          (25.0)          -      (193.7)     (14.5)   (22.2)    580.3
-----------------------------------------------------------------------------------------------------------------------
Valuation allowances...   (44.9)  (136.0)        -               -     (83.5)         7.7         0.1       -  ( 211.7)

Net other financial
   assets..............   721.9    745.4    (45.7)          (25.0)     (83.5)       (186.0)    (14.4)   (22.2)   368.6
-----------------------------------------------------------------------------------------------------------------------
Total.................. 1,234.3  1,155.3      86.8         (154.4)     (77.8)       (240.9)     (2.8)    19.6    785.8
-----------------------------------------------------------------------------------------------------------------------

Long term loans :

Changes in scope are mainly related to the effects of the sale of FCC ((euro)45) million.

The "Acquisitions" amounts are mainly related to a loan granted by Veolia Environnement SA to Dalkia International (the latter is consolidated using the proportional method) for (euro)48.5 million and to the increase of deposits of Veolia Environnement SA for (euro)16.0 million.

The decrease of the gross long-term loans comes mainly from the reimbursement of the loans belonging to the previous transportation contract of Melbourne ((euro)(44.6) million).

Valuation allowances mainly include impairment of Water segment long-term loans in the US amounting to (euro)(58.0) million (allocated in 2003)

At December 31, 2004, net long-term loans include essentially long term loans within the framework of the participation of Veolia Water in Berlin Water company for an amount of (euro)107 million and a loan related to Dalkia International for (euro)48.5 million (other individual amounts are less than (euro)30 million each).

Other financial assets :

Changes in scope ((euro)(186) million) relate essentially to the sale of FCC ((euro)(20.7) million), to the sale of "Equipment - short term contracts" units of USFilter ((euro)(93.2) million) and to the elimination of subordinated borrowings assumed by Veolia Environnement ((euro)(69.2) million) as part of its securitization of accounts receivable, which resulted from the reconsolidation of the French water securitization agreement as of December 1, 2004.

Valuation allowances ((euro)(83.5) million) correspond to the amortization of the redemption premium of our issued bonds amounting to (euro)(34.7) million (of which convertible bonds for (euro)(30.2) million) and to the amortization of the balancing cash adjustment of Vivendi Universal / Veolia Environnement swap for
(euro)(39.1) million (see note 24).

As of December 31, 2004, the acquisition flow ((euro)(45.7) million) includes
(euro)(80) million pledged as a collateral guarantee intended to be invested in the Shenzhen contract. The acquisition was completed in 2004, and the company has been consolidated since the last quarter 2004.

As of December 31, 2004, net other financial assets mainly include (euro)126 million of pensions assets in the UK, (euro)65.2 million of Southern Water preferred shares, (euro)28 million corresponding to the net amount of the redemption premium of bonds.

Note 9. Working capital
-----------------------

Net working capital is detailed as follows:
((euro) millions)                                   Variation                Foreign
                                              At       in       Change in   exchange     Other        At
                                           December  working     scope     translation  movements  December
                                           31, 2003  capital                                     31, 2004
-----------------------------------------------------------------------------------------------------------
Inventories and work in progress..........  1,067.8        -     (315.7)      (13.4)        4.6      743.3
Accounts receivable....................... 10,432.9    208.8   (1,314.5)     (182.4)      212.9    9,357.7
Accounts payable.......................... 11,464.5    499.2   (1,626.0)      (90.7)      132.6   10,379.6
-----------------------------------------------------------------------------------------------------------
Working capital net.......................    36.2   (290.4)       (4.2)(1)  (105.1)       84.9     (278.6)
-----------------------------------------------------------------------------------------------------------
Variation of differed taxes...............            (38.4)
-----------------------------------------------------------------------------------------------------------
   Working capital net....................           (328.8)
-----------------------------------------------------------------------------------------------------------

(1) Changes in scope include essentially the sales of the Culligan and "Equipment - short term contracts" units of the Water segment in the US ((euro)(382.8) million), the sale of FCC ((euro)(68.5) million) and the consolidation of the French securitization of receivables, in accordance with the "Loi de Securite Financiere".

Inventories and work in progress
--------------------------------

The breakdown by segment is as follows:

((euro) millions)                                      At December 31,
                                     ------------------------------------------
                                          2004           2003          2002
                                     -------------  -------------  ------------
Water...............................     370.4          529.4         660.0
Waste Management....................     114.2          100.2         101.8
Energy Services.....................     250.1          240.6         229.3
Transportation......................      51.4           42.5          44.2
FCC.................................         -          212.6         209.0
                                     -------------  -------------  ------------
Total...............................     786.1        1,125.3       1,244.3
Less valuation allowance(1).........    (42.8)         (57.5)        (69.8)
                                     -------------  -------------  ------------
Net value(2)........................     743.3        1,067.8       1,174.5
                                     =============  =============  ============

------------------
(1)      Net allowance expenses for 2003 are (euro)(3.5) million.

(2) In 2004, the decrease in the Water sector is related to the change in consolidation scope for (euro)(356.4) million (of which (euro)(138.2) million concerns the sale of the Culligan and "Equipment - short term contracts" units of water segment in the US and (euro)(206.3) million concerns the sale of FCC) and to the effects of foreign currency translation adjustments for (euro)(15.1) million.

Accounts receivable
-------------------

Accounts receivable are detailed as follows:

((euro) millions)                                                At December 31,
                                            -------------------------------------------------
                                                   2004             2003             2002
                                            ---------------   --------------   --------------
Trade accounts receivable..................     7,639.9          8,824.4          9,271.2
Valuation allowance........................      (371.5)          (464.3)          (484.6)
Total trade accounts receivable............     7,268.4          8,360.1          8,786.6
VAT and other accounts receivable..........     1,211.8          1,146.0          1,347.4
Other including deferred tax...............       877.5            926.8          1,011.8
                                            ---------------   --------------   --------------
Total accounts receivable, net.............     9,357.7         10,432.9         11,145.8
                                            ===============   ==============   ==============

The majority of trade receivables are due in less than one year.

Securitization of receivables in France

The French securitization agreement was signed in June 2002 for 5 years with a SPE (Special Purpose Entity). The Group securitized accounts receivable through its water segment for a total amount of (euro)415 million net of discount ((euro)430.0 million at December 31, 2003). Article 133 of the "Loi de Secutie Financiere" cancels the provisions of the Commercial law that links the consolidation by a controlling entity to the holding of at least one share. This modification of the law requires an analysis in substance of the control of assets using the SIC-12 interpretation of the IFRS framework. This has been applicable to Veolia Environnement since January 1, 2004.

As of December 31, 2004, the French securitization program accounted for
(euro)378million of receivables. This decrease is related to the sale of FCC.

Discounting of receivables

The Group discounted (euro)824.7 million of receivables at December 31, 2004 ((euro)998.3 million at December 31, 2003).

Allowances for doubtful accounts

The allowances for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 are as follows:

((euro) millions)                                 At December 31,
                                      2004             2003             2002
                                --------------   -------------------------------
Balance at beginning of period..   (464.3)          (484.6)          (472.7)
Amounts charged to expense......   (128.5)          (146.6)          (165.7)
Deductions of reserve*..........     121.8            141.7            100.3
Other adjustments**.............      99.5             25.2             53.5
                                --------------   --------------   --------------
Balance at end of period........   (371.5)          (464.3)          (484.6)
                                ==============   ==============   ==============

------------------

* of which (euro)9.3 million of reversal.

** of which (euro)87.1 million related to change in consolidation scope (sale of FCC for (euro)(59.7) million and sale of the Culligan and "Equipment - short term contracts" units of the Water segment in the US for (euro)(22.4) million).


Accounts payable

Accounts payable are detailed as follows (in millions of euros):

                                                 At December 31,
                                   ---------------------------------------------
                                            2004           2003            2002
                                   --------------  -------------  --------------
Trade accounts payable.............      5,030.7        6,242.4         6,307.5
Social and tax costs payable.......      4,695.2        4,415.2         4,359.5
Other (1)..........................        653.7          806.9           940.7
                                   --------------  -------------  --------------
Total accounts payable.............     10,379.6       11,464.5        11,607.7
                                   ==============  =============  ==============

------------------

 (1) Including deferred tax liabilities of (euro)642.7 million at December 31, 2004, (euro)793.5 million at December 31, 2003 and (euro)928.0 million at December 31, 2002.

Note 10. Short term loans
-------------------------

                                                    -----------------------------------------------------------------
        ((euro) millions)                                                        At December 31,
                                                    -----------------------------------------------------------------
                                  2002      2003    Variation     Provisions  Change    Foreign      Other      2004
                                                                             in scope   exchange    movements
                                                                                       translation
---------------------------------------------------------------------------------------------------------------------
Gross short term loans......     652.8     623.5      (41.1)           -       1.4       (5.4)        (20.7)    557.7
----------------------------------------------------------------------------------------------------------------------
Valuation allowance ........   (165.3)   (165.6)           -         2.1       0.3           -           0.2  (163.0)
----------------------------------------------------------------------------------------------------------------------
Net short term loans........     487.6     457.9      (41.1)         2.1       1.7       (5.4)        (20.5)    394.7
---------------------------------------------------------------------------------------------------------------------

At December 31, 2004, net short-term loans amount to (euro)394.7 million ((euro)457.9 million at December 31, 2003 and (euro)487.6 million at December 31, 2002). The decrease in the net amount ((euro)(41.1) million) is related to variations of (euro)(10.6) million in a pre-financing equipment investment linked to contracts in the Transportation segment; to decreases in loans in Italy (Dalkia) for (euro)12.5 million, in Veolia Water Systems for (euro)24.4 million; and to an increase in a Berlin Water company loan for (euro)31 million. Other amounts are smaller than (euro)10 million per unit.

Changes in consolidation scope ((euro)1.7 million) are mainly related to the sale of FCC ((euro)(29.8) million) and the acquisition of Wabag France ((euro)12.0 million). Other amounts are smaller than (euro)20 million per unit.

As of December 31, 2004, short-term loans included (euro)81.0 million related to a loan granted by "Eaux de Berlin" to a company of the Group, (euro)112.8 million related to the pre-financing of an investment linked to a German contract in the Transportation segment and (euro)26.3 million related to a reimbursement in Italy.

Note 11. Cash, cash equivalents and marketable securities
---------------------------------------------------------

Marketable Securities

                        ---------------------------------------------------------------------------------------------
                                                                 At December 31,
                        ---------------------------------------------------------------------------------------------
      ((euro) millions)                           2004                               2003                 2002
                        ---------------------------------------------------- --------------------  ------------------
                          Gross    Depre-     Net   Unrealized   Estimated     Net     Estimated    Net    Estimated
                          value   ciation    value    gains      fair value   value   fair value   value   fair value
                        ---------------------------------------------------------------------------------------------
Veolia Environnement....   283.3   (6.8)      276.5     24.1         300.6      89.7      89.7      91.7       91.7
Sicav................... 1,329.3   (0.3)    1,329.0      0.2       1,329.2         -         -         -          -
BMTN....................       -       -          -        -             -     974.8     974.8         -          -
Vinci...................       -       -          -        -             -      19.5      52.6      37.9       83.4
Vivendi Universal.......     5.8   (1.0)        4.8        -           4.8       5.3       5.3       4.7        4.7
Others..................    68.7   (0.9)       67.8        -          67.8     113.3     113.3     126.3      126.3
---------------------------------------------------------------------------------------------------------------------
Total................... 1,687.1   (9.0)    1,678.1     24.3       1,702.4   1,202.6   1,235.7     260.6      306.1
---------------------------------------------------------------------------------------------------------------------

The main changes in marketable securities are as follows:

o    Veolia Environnement shares purchased for (euro)195 million;

o    acquisition of short-term  investments  funds Veolia  Environnement  SA for
     (euro)1,329.3 million as a result of the collection of incomes from sales;

o    sale of BMTN ("Bons a Moyen Terme Negociables") for (euro)974.9 million;

o    transfer of Vinci shares belonging to Dalkia.

Veolia Environnement shares have been acquired to cover stock options (770,000 shares) for a total of (euro)26.2 million and to cover future employee schemes (11,182,929 shares) for a total of (euro)257.1 million in order to secure employee profit sharing. In connection with Vivendi Universal's placement in December 2004, Veolia Environnement SA acquired 2% of its capital (8,128,440 shares for (euro)194.8 million).

Cash and cash equivalents amount to (euro)3,635.1 million, consisting at December 31, 2004 of cash for (euro)971 million, commercial paper for
(euro)2,201 million and short term investments for (euro)463 million (maturity of less than three months).

The increase in commercial paper of (euro)1,642 million essentially results from the collection for incomes from sales.

Net valuation allowances amounted to (euro)(3.4) million in 2004.

Note 12. Shareholders' equity
-----------------------------

On August 2, 2002, Veolia Environnement completed its (euro)1.5 billion capital increase. This capital increase, subscribed to by a group of declared investors, was conducted by issuing 57.7 million new shares at a subscription price of
(euro)26.5 per share.

During December 2002, Veolia Environnement issued 1.2 million new shares at a subscription price of (euro)26.5 per share. The shares were subscribed to by the employee stock purchase plan "Sequoia". 13,345 shares were issued following the exchange of 93,415 warrants.

In accordance with the Board meeting decision of December 11, 2002, the treasury stocks (4.7 million shares) not allocated to stock option plans and employee saving schemes were reclassified under "other portfolio investments held as financial assets" in Veolia Environnement SA's statutory financial statements and were allocated as a reduction of consolidated shareholders' equity for an amount of (euro)151.0 million.

As of December 31, 2002, foreign currency translation adjustments ((euro)(957.2) million) were mainly due to the depreciation of the dollar against the euro, for
(euro)(821) million. As of December 31, 2002, the accumulated foreign currency adjustments were (euro)(303.1) million.

At December 31, 2002, "other" includes proceeds from transferred contracts by Vivendi Universal for an amount of (euro)25.4 million and call options on shares of Veolia Environnement agreed to by Vivendi Universal for an amount of
(euro)(7.6) million.

In accordance with Resolution no. 17 of the Shareholders' Meeting of April
30, 2003, Veolia Environnement SA reduced its shareholders' equity by (euro)3.4 billion by reducing the nominal value of its shares from (euro)13.5 to (euro)5. It increased the share premium by the same amount at the same time.

Due to the capital reduction resulting from the reduction of the nominal value of the shares, the amount of capital and share premium in the treasury stock allocated to consolidated shareholders' equity was modified by (euro)40.3 million in 2003.

Over the course of 2003, a total of 392 warrants were converted, resulting in the issuance of 56 new shares.

As of December 31, 2003, the foreign currency translation loss totaled
(euro)509.1 million, of which (euro)296 million resulted from the depreciation of the dollar against the euro and (euro)89 million from the depreciation of the pound sterling against the euro.

Foreign currency translation adjustment reserves amounted to (euro)(812.2) million as of December 31, 2003.

At December 31, 2003, "other" includes income taxes related to capital increase costs charged against the issuance premium in 2002 which amount to (euro)(10.5) million.

The Group's consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation.

The share capital of the Group consisted of 405,070,515 shares at December 31, 2003. All shares have one voting right and may be registered upon request by the owners.

Pursuant to a decision of the chairman and chief executive officer dated December 6, 2004, Veolia Environnement conducted a capital increase, which was subscribed to by members of the company savings plan in France and abroad for
(euro)25.3 million.

516,899 treasury shares were monetised in 2004 in the context of the purchase of Onyx Ireland minority interests.

As of December 31, 2004, foreign currency translation adjustments ((euro)33.2 million) included (euro)94.2 million related to the externalization of foreign currency translation adjustments for the following discontinued activities: sales of the Culligan and "Equipment - short term contracts" units of USFilter ((euro)75.3 million), of FCC ((euro)9.3 million) and of Proactiva up to FCC shares ((euro)9.6 million) ; the others variations ((euro)(61) million) are mainly related to the dollar ((euro)(72.8) million). Foreign currency translation adjustment reserves equaled (euro)(779.0) million as of December 31, 2004.

At December 31, 2004, "Other" includes the impact in net equity of the reconsolidation of Berlin Water company special purpose entities for (euro)6.2 million.


Note 13. Minority interests
---------------------------

Minority interests are detailed as follows (in millions of euros):

                                                                            2004           2003          2002
                                                                        ------------   ------------  ------------
Minority interests at January 1,.......................................    2,679.8        2,585.2       2,531.1
Changes in consolidation...............................................    (634.0)         (11.3)          58.8
Minority interests in income of consolidated subsidiaries..............      171.3          245.5         142.2
Dividends paid by consolidated subsidiaries............................    (180.7)         (91.5)       (112.9)
Impact of foreign currency fluctuations in minority interests..........       10.4         (48.0)        (33.9)
Other Changes..........................................................        8.6          (0.1)         (0.1)
                                                                        ------------   ------------  ------------
Minority interests at December 31,.....................................    2,055.4        2,679.8       2,585.2
                                                                        ============   ============  ============

In December 2001,TSAR -VEFO ((Veolia Environnement Financiere de l'Ouest), a company fully controlled by Veolia Environnement SA) issued (euro)300 million of company obligated manditorily redeemable securities maturing on December 28, 2006. As a result of their composition, these securities are accounted for as minority interests. The remuneration of these securities is included in the minority interest table above. VEFO holds 8% of Onyx's capital.

Minority interests in income include an FCC contribution of (euro)44.2 million for 2004. Minority interests in income disclosed at the profit and loss level exclude FCC. In 2004, FCC minorities are accounted for under the item "Discontinued operations income".

Changes in consolidation result from the disposal of FCC, completed on 15 September 2004, for (euro)(723) million and from miscellaneous capital increases of subsidiaries outside France subscribed by third parties ((euro)113 million).

Note 14. Deferred income
------------------------

Deferred income includes mainly (euro)868.9 million in investment subsidies received in connection with the management of municipal outsourcing contracts ((euro)817.7 million at December 31, 2003) and (euro)516.4 million in payments resulting from the securitization of future receivables ((euro)624.6 million at December 31, 2003). To finance most of its cogeneration plants, Dalkia has sold in advance the proceeds from the sale of electricity that EDF has pledged to acquire under long-term contracts. Since January 1, 1998, these proceeds have been amortized on an actuarial basis over the duration of these loans, which range from 5 to 12 years.

Note 15. Reserves and allowances
--------------------------------

Reserves and allowances are detailed as follows (in millions of euros):

                                                                                  At December 31,
                                    At            At       Charged                           Change
                               December 31,  December 31,     to                               in      Translation
                                   2002          2003      expenses  Utilization   Reversal   scope    adjustments   Others    2004
Litigation including
 social and fiscal..........      366.7         348.2        101.8     (105.2)      (11.4)    (45.1)        (1.8)     (0.6)    285.9

Financial depreciation......      599.0         634.7         55.6      (42.2)       (3.2)    (16.0)           -     (38.5)    590.4

Maintenance and repair
 costs accrued in advance...      324.9         327.6         75.7      (83.9)       (9.9)      6.1         (0.6)      7.9     322.9

Valuation allowance on
 work in progress...........      233.5         163.3         73.2      (88.8)       (3.3)     12.5         (3.3)     34.0     187.6

Reserves related to fixed
 assets.....................       47.9          54.4         17.0      (10.9)        0.2       0.1          0.5       1.6      62.9

Closure and post closure
 costs......................      388.4         367.7         87.1      (35.1)       (4.5)      5.0         (6.7)    (13.7)    399.8

Pensions....................      234.0         248.8         39.2      (11.7)       (1.1)     (6.2)        (1.3)     (7.7)    260.0

Restructuring costs.........       69.5          62.0         38.7      (43.8)       (7.4)     (0.1)        (1.3)     (0.6)     47.5

Losses on investment in
 unconsolidated companies...       94.7         129.1         39.4      (63.0)       (3.1)    (10.4)         0.9     (23.1)     69.8

Warranties and customer
 care ......................      309.0         289.7        115.5      (83.5)       (1.2)   (144.7)        (3.4)      4.1     176.5

Others......................      278.5         288.4        183.5     (144.3)      (27.2)      5.6         (6.7)    (29.2)    270.1

Total reserves and
 allowances.................    2,946.1       2,913.9        826.7     (712.4)      (72.1)   (193.2)       (23.7)    (65.8)  2,673.4

The principal reserves and allowances incite the following comments:

Reserves for litigation

This includes those losses that are considered probable and that relate to the litigation that Veolia Environnement experiences in conducting its normal business operations.

The Water, Energy and Waste businesses account for (euro)163.0 million,
(euro)79.9 million and (euro)27.1 million of the total reserves for litigation, respectively. The reserves for the Energy segment include the utilization of a
(euro)17.8 million litigation reserve in Italy.

Changes in scope mainly relate to FCC proceeds amounting to (euro)42.2 million (of which (euro)38.6 million is linked to tax disputes).

Financial depreciation

Veolia Environnement finances individual installations which, as a consequence of specific contractual provisions, are accounted for as tangible assets and amortized, up to their estimated residual value over the shorter of their useful lives or the period of the contract. When the contract period is shorter than the useful life of the asset, such depreciation is recorded as a liability under financial depreciation. These reserves mainly relate to the Water business ((euro)381.7 million) and Energy business ((euro)146.2 million).

Maintenance and repair costs accrued in advance

As part of the obligations under public services contracts, the Group assumes responsibility for the replacement of fixed assets in the publicly owned utility networks it manages. Maintenance and repair costs are expensed as incurred except for specific contracts for which costs are accrued in advance. These reserves relate to the Water business for (euro)184.1 million and to the Energy business for (euro)138.8 million.

Valuation allowance on work in progress

The principal reserves relate to the Transportation business ((euro)29.9 million) and the engineering activities of the Water business for (euro)126.4 million. In the Transportation segment, the balance sheet of Bayerische Oberlandbahn was modified by (euro)18.2 million due to the allocation of acquisition costs arising from a business combination.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs and the remediation of the disposal facilities it operates or for which it is otherwise responsible.

Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site ceases to accept waste. Cost estimates are prepared by engineers based on the applicable local, state and federal regulations and site specific permit requirements. These estimates do not take into account discounts for the present value of total estimated costs.

The Group accrues a reserve for these estimated future costs pro rata over the estimated useful life of the sites. Those reserves amounted to (euro)367.0 million in 2004, compared to (euro)323.1 million and (euro)322.2 million in 2003 and 2002, respectively. As of December 31, 2004, the total anticipated costs, undiscounted, amounted to (euro)500 million.

Other reserves and accruals are related to plant dismantling and site remediation in the Water and Waste business, totaling (euro)20.9 million,
(euro)27.4 million and (euro)54.1 million for the years ended December 31, 2004, 2003 and 2002 respectively.

Pensions

The Group has accrued reserves of (euro)155.3 million and (euro)31.6 million to cover retirement obligations in France and Germany respectively; these principally cover the indemnities paid upon retirement. Defined pension schemes are essentially limited to the British subsidiaries of Veolia Environnement. The
(euro)126 million of net assets invested in funds are accounted for on the balance sheet as other financial assets (see Note 8).

Restructuring charges

Restructuring reserves relate primarily to the Water and Energy businesses for
(euro)27.3million and (euro)11.1 million, respectively.

Losses on investments in unconsolidated companies

Within its normal activities, Veolia Environnement must book allowances for certain affiliated companies. The decrease in 2004 is principally due to the utilization of a reserve covering the closure of U.K. bus activity for an amount of (euro)25.8 million.

Warranties and customer care

These reserves principally relate to captive insurance companies ((euro)58.6 million of incurred losses), to the engineering and equipment activities of the Water business ((euro)51.8 million) and to the Energy segment ((euro)45.3 million). The change in scope is related to the sale of FCC.

Other

Other reserves and allowances include those obligations recorded as part of the normal operating of the Group's subsidiaries.


Note 16. Debt
-------------

Long-term financial debt
------------------------

                                                ------------------------------------------------------------------------
     ((euro) millions)                                                        At December 31,
                                                ------------------------------------------------------------------------
                            At          At        Acquisitions  Maturities   Change     Foreign      Other         At
                         December    December                   /Disposals  in scope  exchange     movements   December
                         31, 2002    31, 2003                                 (1)    translation               31, 2004
-----------------------------------------------------------------------------------------------------------------------
Bonds.................     5,633.8     8,047.2       312.5     (2,135.9)    (25.0)        22.7          -       6,221.5
-----------------------------------------------------------------------------------------------------------------------
Other long term
  financial debt......     7,279.2     4,539.2       704.0     (1,156.2)     464.2      (67.3)       96.0       4,579.9
-----------------------------------------------------------------------------------------------------------------------
Long term financial       12,913.0    12,586.4     1,016.5     (3,292.1)     439.2      (44.6)       96.0      10,801.4
  debt................
-----------------------------------------------------------------------------------------------------------------------

------------------

(1) Mainly related to the consolidation at 1 January 2004 of special purpose entities (SPE) "Eaux de Berlin" ((euro)378 million), the securitization program in France (Veolia Water, (euro)325 million) and the transfer of FCC's financial debts ((euro)(331) million).

The table below presents an analysis of the consolidated long-term debt balance by type of debt instrument (in millions of euros):

                                                                                 At December 31,
                                                                 -------------------------------------------

                                                                      2004           2003           2002
                                                                 -------------  -------------  -------------
EMTN                           (a)..............................     5,329.2        5,801.4        3,551.6
US private placement           (b)..............................       305.0          325.6              -
Three Valleys                  (c)..............................       282.5              -              -
Tyseley                        (d)..............................        90.5           96.5          110.5
Montgomery                     (e)..............................        71.8           94.8          119.5
Veolia Environnement 1.5% bond (f)..............................           -        1,535.3        1,535.3
Berliner Wasser Betriebe       (g)..............................     1,356.2        1,865.8        1,977.6
Syndicated credit in CZK       (h)..............................       262.6          216.0              -
Capital Leases                 (i)..............................       815.7          800.5          812.3
SPE                            (i)..............................       364.6              -
Securitization in France       (k)..............................       334.2              -
Bonds, Bank Loans              (l)..............................     1,589.1        1,850.5        4,806.2
                                                                 -------------  -------------  -------------
Total...........................................................    10,801.4       12,586.4       12,913.0
                                                                 =============  =============  =============

------------------

(a) On December 31, 2004, European Medium Term Notes (EMTN) outstanding consisted of (euro)5,829.2 million (of which (euro)5,329.2 million matures in more than one year), and broke down as follows:

     o (euro)500 million bearing interest of 4.75%, maturing on November 8, 2005,
     o (euro)2,000 million bearing interest of 5.875%, maturing on June 27, 2008,
     o (euro)1,000 million bearing interest of 5.875%, maturing on February 1, 2012,
     o (euro)1,000 million bearing interest of 4.875%, maturing on May 28, 2013,
     o (euro)750 million bearing interest of 5.375%, maturing on May 28, 2018,
     o (euro)700 million bearing interest of 6.125%, maturing on November 25, 2033,

     During 2004, Veolia Environnement conducted only one new issuance under its EMTN program, in an amount of US$ 27 million bearing interest at U.S. LIBOR, and maturing on March 4, 2009. Further, in the first half of 2004, Veolia Environnement redeemed part of the outstanding notes relating to its issuance of (euro)2 billion conducted in 2001 and maturing on June 27, 2008 (as set forth above), in the amount of (euro)150 million.

(b) As of December 31, 2003, Veolia Environnement had issued bonds through a private placement in the United States for a global amount of (euro)325.6 million, which broke down as follows :

     o Part A, B and C maturing January 30, 2013 with the following respective amounts: (euro)33 million (bearing interest of 5.84%), (pound)7 million (bearing interest of 6.22%), $147 million (bearing interest of 5.78%),
     o Part D maturing January 30, 2015 for $125 million bearing interest of 6.02%,
     o Part E maturing January 30, 2018 for $85 million bearing interest of 6.31%,

     and which represent a total outstanding of (euro)305.0 million at December 31, 2004.

     The debt contains two clauses:

     o In the case of violating the following financial ratios, the debt covenant contains an accelerated redemption clause, otherwise redemption will occur at maturity.
          o Interest cover ratio (EBITDA/net interest expense):> 4.00 in 2004 and subsequent years.
          o Debt ratio (Net financial debt/EBITDA): <4.00 in 2004 and subsequent years.
     o In the case of notation less than BBB+ or Baa1, covenants would be tested on the basis of semi-annual accounts instead of annual accounts only. Compensation is due in case of accelerated redemption.

(c) This bond issuance by Three Valleys (of which (pound)200.0 million is outstanding, corresponding to (euro)282.5 million at December 31, 2004), bears interest at a 5.875% rate and matures on July 13, 2026. It was conducted in order to repay an inter-company loan and align this subsidiary's maturing debt with its future cash flows.

(d) This bond issuance (of which (pound)63.8 million is outstanding, corresponding to (euro)90.5 million at December 31, 2004), bears interest at a 6.675% rate and matures on June 30, 2018. It was conducted in order to finance the Tyseley project. The principal is amortized over the entire life of the bond.

(e) This bond issuance (of which $97.8 million is outstanding, corresponding to (euro)71.8 million at December 31, 2004), bears interest at a 4.5% rate and matures on January 1, 2012. It was conducted in order to finance a plant in Montgomery, Pennsylvania (United States). The principal is amortized over the entire life of the bond.

(f) These bonds, convertible into Vivendi Universal shares (OCEANE) and issued on April 26, 1999, matured on January 1, 2005 and were reclassified as short-term debt prior to such time. Their value ((euro)1,535.3 million) includes a redemption premium of (euro)91 million, with the asset counterpart recorded in "Other long-term investments". This has been totally amortized as of December 31, 2004.

(g) Berliner Wasser Betriebe debt as of December 31, 2004 consists of two lines:
     o a debt without guarantee of (euro)1,056.2 million (affiliates), compared to (euro)1,265.8 million as of December 31, 2003;
     o the acquired debt of (euro)600 million which matures on January 15, 2005 ((euro)300 million of which are classified as short-term debt) is guaranteed by Veolia Environnement.

     This guarantee contains two clauses:
     o    "niveau de marge" is linked to the debt coverage ratio
     o in the case of violating the following financial ratios, the debt covenant contains an accelerated redemption clause.
          o Interest cover ratio (EBITDA/net interest expense): > 4.00 to 1 in 2004.
          o    Debt ratio (Net financial debt/EBITDA):
                  < 4.00 to 1 in 2004.

     This debt was refinanced on January 13, 2005 and matures on January 13, 2008. This financing does not include any covenants.

(h) This syndicated credit facility amounts to 8,000 million in Czech crowns ((euro)262.6 million) maturing on November 7, 2008, and was arranged by Credit Lyonnais, ING Bank and Komereni Banka. At December 31, 2004, the facility had been fully drawn upon for 8,000 million in Czech crowns, or
     (euro)216.0 million, which was indexed to PRIBOR.

(i) As of December 31, 2004, capital leases mature between 2005 and 2031, and have fixed rates of interest ranging between 2.31% and 13.1% and variable rates of interest primarily indexed to EONIA, T4M and TAM.

(j) SPE : according to the "Loi de Securite Financiere" of August 1, 2003, the SPE must be consolidated at December 31, 2004 for an amount of (euro)364.6 million. This principally concerns entities with businesses related to "Eaux de Berlin company".

(k) "Securitization in France": under the "Loi de Securite Financiere" dated August 1, 2003, all "Acqueduc II" loans must be consolidated as at December 31, 2004 for an amount of (euro)334.2 million.

(l) Other bonds and banks loans mature between 2005 and 2024 and are indexed on fixed-interest rates ranging from 1.4% to14.5% and pegged to various variable-interest rates, mainly EURIBOR and LIBOR. This amount also includes (euro)72.4 million in subordinated debt (TSDI) which matures on December 20, 2006.

Long-term financial debt listed according to the currency in which it is denominated is as follows (in millions of euros):

                                            At December 31,
                                     -----------------------------
                                         2004           2003
                                     ------------  -------------
 Euro (a)...........................   8,666.1       11,079.5
 U.S. Dollar (b)....................     476.1          312,5
 Pound Sterling.....................     534.6          278.5
 Czech Crowns.......................     370.3          291.9
 Australian Dollar..................      97.7          136.9
 Korean Won.........................     134.2          136.3
 Norwegian Crown....................      55.8           41.3
 Other..............................     466.6          309.5
                                     ------------  -------------
 Total..............................  10,801.4       12,586.4
                                     ============  =============

------------------

(a) The decrease in Euro-denominated long-term debt by (euro)2,413 million in 2004 is mainly due to:

     -    transfer to short-term debt of OCEANE for (euro)1,535 million,

     - transfer to short-term debt of (euro)500 million in EMTN maturing November 2005,

     -    transfer to short-term debt of Berlin acquisition debt amounting to
          (euro)300 million,

     -    repurchase of (euro)2 billion in bonds maturing June 2008 for
          (euro)150 million,

     - sale of FCC of which debt amounted to (euro)316 million as of December 31, 2003,

     - consolidation from 1 January 2004 of Special Purposes Entities and subordinated borrowings assumed by Veolia Environnement as part of its remuneration of accounts receivables to offset the decrease in Euro long term debt by (euro)699 million.

(b) The increase in Sterling-denominated long-term debt by (euro)256 million mainly results from the bonds issued by Three Valley for (pound)200 million ((euro)282.5 million) on July 13, 2004.

The table below presents a summary of the repayment schedules of the long-term financial debt excluding subordinated securities (in millions of euros):

                                                    At December 31,
                                              2004          2003          2002
                                         -----------  ------------  ------------
  Due between one and two years.........     917.1       3,087.1       2,311.5
  Due between two and five years........   3,682.7       3,710.2       4,660.8
  Due after five years..................   6,201.6       5,789.1       5,940.7
                                         -----------  ------------  ------------
  Total.................................  10,801.4      12,586.4      12,913.0
                                         ===========  ============  ============

Short term borrowings
---------------------

The table below summarizes Veolia Environnement's short-term borrowings (all amounts are in millions of euro):

                                                  -------------------------------------------------------------
((euro) millions)                                                             At December 31,
                                                  -------------------------------------------------------------
                                                                                Foreign
                           At December  At December               Change in     exchange       Other    2004
                            31, 2002     31, 2003    Variations    scope(1)   translation    movements
---------------------------------------------------------------------------------------------------------------
Bank overdrafts and
     other short term
     borrowings              3,795.9      3,826.7      1,580.6     (233.6)        (35.7)       (17.8)  5,120.2
--------------------------------------------------------------------------------------------------------------

(1) Mainly transfer of FCC: (euro)(278) million.


The Group's main short-term borrowings as of December 31, 2004 are detailed below:

o    Cash liabilities : (euro)510.1 million,

o (euro)1,535.3 million of bonds convertible into Vivendi Universal shares and maturing on January 1, 2005,

o    (euro)500 million EMTN maturing on November 8, 2005,

o Commercial paper program in the amount of (euro)1,057 million issued by Veolia Environnement holding,

o (euro)212.8 million of accrued interest at Veolia Environnement holding level.

o (euro)300 million acquired debt of Berlin guaranteed by Veolia Environnement and maturing on January 15, 2005.

Undrawn credit lines
--------------------

The main unused credit lines as of December 31, 2004 were as follows :

     In Veolia Environnement holding:

     o (euro)3,500 million of undrawn syndicated credit maturing on February 19, 2009 without any covenant,

     o    (euro)643 million of undrawn short-term credit line,

     o    (euro)915 million of undrawn medium-term credit line.

Bank borrowings supported by collateral guarantees
--------------------------------------------------

At December 31, 2004, (euro)666 million in bank borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in millions of euro) :

                               Amount         Total amount on
                               pledged          the balance           %
                                 (a)              sheet (b)         (a)/(b)
                            --------------   ------------------  ---------------
On intangible assets........      1                1,859            0.05%
On tangible assets..........    253               13,844            1.83%
On financial assets (1).....    374                    -                -
                            --------------   ------------------  ---------------
Total long term assets......    628                    -                -
                            --------------   ------------------  ---------------
On current assets...........     38               15,809            0.24%
                            --------------   ------------------  ---------------
Total assets................    666                    -                -
                            --------------   ------------------  ---------------
------------------
(1) As financial assets pledged as collateral are essentially stocks of consolidated subsidiaries, the ratio is not meaningful.

The breakdown by maturity is as follows:


((euro) millions)                         At December   At December                Maturity
                                                  31,           31,
                                                 2003          2004
                                                                     ------------------------------------------
                                                                        Less than        1 to 5     More than
                                                                           1 year         years       5 years

         Intangible assets.............            2              1             -             1             -
         Tangible assets...............          283            253            35            75           143
  Land.................................          103             92             3             -            89
  Other tangible assets(1).............          180            161            32            75            54
         Financial assets .............          213            374             -           116           258
  VW Industrial Dvpt (2) (5)...........           60             47             -            47             -
  Chengdu (2) (5)......................           53             47             -             -            47
  VW Korean Daesan (3) (5).............           44             35             -            35             -
  Samsung VW Inchon (2) (5)............           33             48             -             -            48
  Defluent (3) (5).....................            -             40             -             -            40
  Cle Brazil...........................            -             16             -            16             -
  Crivina (2) (5)......................            -             26             -             -            26
  Shenzhen (2) (5).....................            -             89             -             -            89
  PPC (2) (5)..........................            9              9             -             9             -
  Connex Regiobahn (2) (5).............            6              9             -             9             3
  Taitung (2)..........................            -              3             -             -             5
  Technoborgo (2) (6)..................            5              5             -             -             -
  Amendis Tanger Tetouan (4) (5).......            2              -             -             -             -
  Zhuhai (4) (5).......................            1              -             -             -             -
         Current assets ...............           89             38             1             6            31
  Cash collateral......................            3              -             -             -             -
  Accounts receivable..................           72             24             -             3            21
  Inventories..........................           14             14             1             3            10
-----------------------------------------------------------------------------------------------------------------
Total................................            587            666            36           198           432
-----------------------------------------------------------------------------------------------------------------

------------------

     (1)  mainly equipment and traveling systems.

     (2)  100% of equity pledged as collateral.

     (3)  95% of equity pledged as collateral.

     (4)  Part of equity pledged as collateral less than 10%.

     (5)  Non-consolidated company as of December 31, 2004.

     (6)  Equity method investments as of December 31, 2004.

Note 17. Income taxes
---------------------

Analysis of Income Tax Expense

Components of the income tax provision are as follows (in millions of euro):

                                                                             At December 31,
                                                         2004              2003           2003           2002
                                                                      Pro-forma
                                                 --------------     -------------  -------------  -------------
France..........................................       (92.3)           (143.5)        (143.5)         (93.8)
Other countries.................................      (133.7)           (122.5)        (208.7)        (248.9)
Current income tax expense......................      (226.0)           (266.0)        (352.2)        (342.7)
France..........................................       128.8  (1)        (58.4)         (58.4)         (11.9)
Other countries.................................       (85.1)  (2)       129.0          136.2          (82.7)
Deferred income tax (benefit)...................        43.6              70.6           77.8          (94.6)
                                                 --------------     -------------  -------------  -------------
Total income tax expense........................       182.4            (195.4)        (274.4)        (437.3)
                                                 ==============     =============  =============  =============

-----------------
(1) Of which (euro)207 million of deferred tax assets as a result of French tax group.
(2) Of which (euro)83 million of deferred tax assets as a result of US tax group.

In 2001, a French Tax Group was created. Veolia Environnement SA paid the Group tax to the French tax authority. The tax saving is recorded at the Veolia Environnement SA level.

According to article no. 39 of the 2004 Finance Law, Veolia Environnement accounted for (euro)8.8 million for exit tax of 2.5% from reserves of long-term appreciations within the limit of (euro)200 million and after a write-off of
(euro)500,000 on the amount of the reserves.

Deferred Tax Assets and Liabilities

The timing differences which give rise to significant deferred tax assets and liabilities are as follows (in millions of euro):

                                                           At December 31,
                                             ------------------------------------------
                                                  2004           2003           2002
                                             ------------   ------------   ------------
Deferred tax assets:
- Employee benefits...........................    59.1           57.7           62.8
- Provisions for risks and liabilities........     7.5           35.9           30.9
- Tax loss....................................   371.3          463.3          442.6
- Other timing differences....................   702.6          574.4          648.3
                                             ------------   ------------   ------------
Gross deferred tax assets..................... 1,140.5        1,131.3        1,184.6
                                             ------------   ------------   ------------
Unrecorded deferred tax assets (1)............  (263.0)        (204.5)        (172.8)
                                             ------------   ------------   ------------
Deferred tax assets recorded in the books.....   877.5          926.8        1,011.8
                                             ------------   ------------   ------------
Deferred tax liabilities:
- Depreciation................................   376.8          338.0          356.8
- Reevaluation of assets......................    86.6           96.1          160.3
- Other taxable timing differences............   179.3          359.4          410.9
                                             ------------   ------------   ------------
Gross deferred tax liabilities................   642.7          793.5          928.0
                                             ============   ============   ============

------------------
(1) Represents tax savings from operating leases or other non-activated savings. They have not been recorded as assets because their recovery is not probable. Net valuation allowance amounted to (euro)(31.7) million in 2004.

In the consolidated balance sheets, deferred tax assets are classified in "accounts receivable" and deferred tax liabilities in "accounts payable".

Tax Rate Reconciliation

                                                                                      At December 31,
                                                                         ----------------------------------------
                                                                             2004          2003          2002
                                                                         -------------  ------------  -----------
Statutory tax rate......................................................      35.43%        35.43%       35.43%
Goodwill amortization not deductible for tax purposes...................      14.87%       (55.22)%      12.75%
Permanent differences...................................................     (17.63)%      (13.33)%       8.91%
Lower tax rate on long-term capital gains and losses....................       1.22%        (0.53)%      (5.89)%
Tax losses..............................................................     (15.55)%        8.02%        5.13%
Other, net..............................................................      10.03%         7.75%       (8.73)%
                                                                         -------------  ------------  -----------
Effective tax rate (a)..................................................      28.38%       (17.88)%      47.60%
                                                                         =============  ============  ===========

------------------
 (a) The effective tax rate is computed by dividing "income taxes and deferred taxes" by "Income before minority interest, income taxes and deferred taxes."

Net Operating Tax Loss

At December 31, 2004, the Group had tax losses which represent a potential tax saving of (euro)371.3 million (based on the effective tax rate).

Tax losses expire as follows (in millions of euro):

      Years                                                  Amount
      -----                                                  ------
      2005..............................................       20.7
      2006..............................................       59.8
      2007..............................................       57.1
      2008..............................................       56.1
      2009..............................................       75.9
      2010 and thereafter...............................      101.7

      Total.............................................      371.3

Note 18. Financial instruments and counterparty risks
-----------------------------------------------------

The Group uses various financial derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency rates.

The Group does not anticipate any third-party defaults, which could have a significant impact on its financial position and the results of its transactions.

Interest rate and foreign currency agreements

The contractual amounts stated below are outstanding as of December 31, 2004, 2003 and 2002. These amounts represent the levels of involvement by the Group and are not indicative of gains or losses. The amounts are in millions of euro.

                                                                            As of December 31, 2004

                                                                  Total      Less          1 to 5         More
                                                                             than           years         than
                                                                            1 year                       5 years
                                                              -----------  -----------  ------------  -----------
Interest rate hedging activity
Interest rate swaps-payable at fixed rate / receivable at
---------------------------------------------------------
variable rate
-------------

Nominal amount...............................................   2,044.7         32.7       1,377.3        634.7

Weighted average received rate (evaluated on December, 31)...     2.43%

Weighted average paid rate (evaluated on December, 31).......     4.92%

Interest rate swaps-payable at variable rate / receivable at
------------------------------------------------------------
fixed rate
----------

Nominal amount...............................................   4,765.2        740.7       1,872.9      2,151.7

Weighted average received rate (evaluated on December, 31)...     5.18%

Weighted average paid rate (evaluated on December, 31).......     3.00%

Interest rate swaps-payable at variable rate / receivable at
------------------------------------------------------------
variable rate
-------------

Nominal amount...............................................     342.8        154.4         188.4            -

Weighted average received rate (evaluated on December, 31)...     1.66%

Weighted average paid rate (evaluated on December, 31).......     1.83%

Swap-cross currency
-------------------

Nominal amount...............................................     534.2            -         534.2            -

Weighted average received rate (evaluated on December, 31)...     2.28%

Weighted average paid rate (evaluated on December, 31).......     1.60%

Interest caps, floors and collars  (a)
--------------------------------------

Nominal amount...............................................   2,005.3        161.4         950.2        893.7

Average guarantee rate.......................................     4.16%

Interest rate swap option....................................

Nominal amount...............................................     183.5            -         183.5            -

Weighted average received rate when exercised................     2.81%

Weighted average paid rate when exercised....................     2.56%

Foreign currency hedging activity
Forward exchange contracts (b)
------------------------------

Nominal amount...............................................   1,547.7      1,528.1          15.3          4.3

------------------
(a) Interest caps are used to protect the group from interest fluctuations that affect variable debt, so as to limit the interest paid. On December 31, 2004, the cap portfolio is made up of the following:
     o    covering exposure to Euribor 3 months, with a notional of
          (euro)1,314.6 million. The weighted average rate is 4.49%
     o covering exposure to Libor USD 3 and 6 months, with a notional of $850 million. The weighted average rate is 3.48%
     o covering exposure to Pribor CSK 12 months, with a notional of CZK2,000 million. The weighted average rate is 4.00%

(b) The use of forward exchange contracts is linked to foreign currency borrowing.



On December 31, 2004, the exchange operation portfolio is as follows:

(in millions of foreign currency)

          Currency                                  Forward buy   Forward sale
          --------                                  -----------   ------------
          USD...................................        47.9          586.7
          GBP...................................        32.5          313.8
          AUD...................................        72.6           0.3
          Other currency ((euro) equivalent)....        32.9          515.9

                                                                            As of December 31, 2003
                                                                  Total      Less          1 to 5         More
                                                                             than           years         than
                                                                            1 year                       5 years
                                                              -----------  -----------  ------------  -----------
Interest rate hedging activity
Interest rate swaps-payable at fixed rate / receivable at
---------------------------------------------------------
variable rate
-------------

Nominal amount.................................................  1,602.5         49.9      1,171.1        381.5

Weighted average received rate (evaluated on December, 31).....    1.87%

Weighted average paid rate (evaluated on December 31)..........    5.38%

Interest rate swaps-payable at variable rate / receivable at
------------------------------------------------------------
fixed rate
----------

Nominal amount.................................................  5,145.9        531.3      2,507.6      2,107.0

Weighted average received rate (evaluated on December, 31).....    5.12%

Weighted average paid rate (evaluated on December 31)..........    2.88%

Interest rate swaps-payable at variable rate / receivable at
------------------------------------------------------------
variable rate
-------------

Nominal amount.................................................  1,132.3        768.4        363.9            -

Weighted average received rate (evaluated on December, 31).....    1.30%

Weighted average paid rate (evaluated on December 31)..........    1.37%
Swap-cross currency
-------------------
Nominal amount.................................................  2,716.6        198.8      2,254.6        263.2

Weighted average received rate (evaluated on December, 31).....    2.78%

Weighted average paid rate (evaluated on December 31)..........    1.93%
Interest caps, floors and collars
---------------------------------
Nominal amount.................................................  2,271.8        633.4      1,216.0        422.4

Average guarantee rate.........................................    3.96%

Interest rate swap option......................................
-------------------------

Nominal amount.................................................    197.9            -        197.9            -

Weighted average received rate when exercised..................    2.81%

Weighted average paid rate when exercised......................    1.15%

Foreign currency hedging activity
Forward exchange contracts
--------------------------

Nominal amount.................................................  1,389.8      1,361.0         23.1          5.7


                                                                            As of December 31, 2002
                                                                  Total      Less          1 to 5         More
                                                                             than           years         than
                                                                            1 year                       5 years
                                                              -----------  -----------  ------------  -----------
Interest rate hedging activity
Interest rate swaps-payable at fixed rate / receivable at
---------------------------------------------------------
variable rate
-------------

Nominal amount.................................................  1,382.1        255.6        866.8        259.7

Weighted average received rate (evaluated on December, 31).....    2.29%

Weighted average paid rate (evaluated on December 31)..........    5.50%

Interest rate swaps-payable at variable rate / receivable at
---------------------------------------------------------
fixed rate
----------

Nominal amount.................................................  2,707.6            -        507.6      2,200.0

Weighted average received rate (evaluated on December, 31).....    5.63%

Weighted average paid rate (evaluated on December 31)..........    3.06%

Interest rate swaps-payable at variable rate / receivable at
------------------------------------------------------------
variable rate
-------------

Nominal amount.................................................  1,573.0        238.4      1,334.6            -

Weighted average received rate (evaluated on December, 31).....    1.60%

Weighted average paid rate (evaluated on December 31)..........    1.61%

Swap-cross currency
-------------------

Nominal amount.................................................    775.9         78.9        183.8        513.2

Weighted average received rate (evaluated on December, 31).....    2.23%

Weighted average paid rate (evaluated on December 31)..........    4.74%

Interest caps, floors and collars (a)
-------------------------------------
Nominal amount.................................................  2,052.7        238.4      1,791.9         22.4

Average guarantee rate.........................................    4.11%

Foreign currency hedging activity

Forward exchange contracts (b)
------------------------------

Nominal amount.................................................  1,242.6      1,227.6         15.0            -

Note 19. Fair value of financial instruments
--------------------------------------------

On December 31, 2004, 2003 and 2002 Veolia Environnement used for financing: notes receivable, as well as derivative financial instruments used to manage interest rate risk, foreign currency risk and equity risk. These were characterized by investments, invoices, loans and advances, short and long-term borrowings.

The fair value of financial instruments detailed below, is generally determined using quoted prices. When no quoted prices are available, fair value is based on estimates using discounted future cash flows or other estimates.


                                                                 At December 31,
                                   -----------------------------------------------------------------------------
           ((euro) millions)                      2004                     2003                      2002
                                   -----------------------------------------------------------------------------
       Assets (liabilities)         Carrying     Estimated    Carrying    Estimated    Carrying     Estimated
                                     amount     fair value**   amount     fair value    amount      fair value
                                   -----------------------------------------------------------------------------
Investments*.......................    2,646.8      2,646.8      2,580.6     2,610.3      1,600.8      1,514.3
Long-term debt.....................  (10,801.4)   (11,155.1)   (12,586.4)  (12,768.0)   (12,913.0)   (13,125.0)
      Treasury management
Interest rate swaps................                    55.4                     32.9                     139.5
Cross currency interest rate swaps.                    77.7                    257.3                     117.2
Forward exchange contracts.........                     0.3                     22.7                      16.5
Interest caps, floors and collars..                    16.3                     14.4                      (5.8)
Interest rate swap option..........                    (5.8)                   (10.0)                        -

------------------

* Excluding treasury shares held for stock option purposes.
** Clean market value.

Financial instruments including cash and cash equivalents, accounts receivable, short-term loans, accounts payable and bank overdrafts and short-term borrowings are excluded from the table above. For these instruments, fair value was estimated to be the carrying amount due to the short maturity.

Note 20. Pension benefits
-------------------------

The pension benefits were disclosed in the previous financial statement in the US GAAP sections. From 2004 onwards, this information is given in the French sections.


((euro) millions)                                                  2004
                                                                Pension
                                                               benefits
Benefit obligation at beginning of year....................     1,023.9
   Service cost............................................        75.5
   Interest cost...........................................        49.8
   Plan participants' contributions........................         4.8
   Business combinations...................................         3.2
   Disposals...............................................      (35.1)
   Curtailments............................................       (4.8)
   Actuarial loss (gain)...................................        46.0
   Benefits paid...........................................      (49.1)
   Special termination benefits............................        20.8
   Others (foreign currency translation)...................        10.4
------------------------------------------------------------------------
   Benefit obligation at end of year.......................     1,145.4
------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year.............       668.5
   Actual return on plan assets............................        60.2
   Group contributions.....................................        39.9
   Plan participants' contributions........................         4.8
   Acquisitions............................................           -
   Disposals...............................................      (27.5)
   Curtailments............................................       (0.3)
   Benefits paid...........................................      (28.6)
   Others (foreign currency translation)...................       (2.7)
------------------------------------------------------------------------
   Fair value of plan assets at end of year................       714.2
------------------------------------------------------------------------
Funded status of plan......................................     (431.2)
   Unrecognized actuarial loss and profit..................       197.1
   Unrecognized actuarial prior service costs..............        44.0
   Others..................................................       (0.5)
------------------------------------------------------------------------
   Accrued benefit cost....................................       (190.6)
------------------------------------------------------------------------
   Accrued benefit liability...............................     (316.7)
------------------------------------------------------------------------
   Prepaid benefit cost ...................................       126.1
------------------------------------------------------------------------

The plan assets are invested as follows:

                                         --------------------------------
((euro) millions)                                                2004
                                                               Assets

-------------------------------------------------------------------------
Shares.....................................................       42%
Bonds......................................................       36%
Insurance risk free funds..................................       12%
Cash.......................................................        8%
Others (included real estate)..............................        2%
-------------------------------------------------------------------------


The assumptions are the following:

                                         --------------------------------
((euro) millions)                                                2004
                                                     Pension benefits

-------------------------------------------------------------------------
Discount rate....................................................5,0%
Expected return on plan assets...................................6,5%
-------------------------------------------------------------------------


Note 21. Commitments and contingencies
--------------------------------------

Commitments related to the cooperation agreement between Vivendi Universal and Veolia Environnement are detailed in note 24.

Specific Commitments

Southern Water Put
------------------

In 2003, the company refinanced its investment in Southern Water. As a result, the company signed a first contract with Societe Generale Bank Trust ("SGBT") on June 30, 2003 and a second contract with CDC Ixis on July 18, 2003. The terms are as follows:

o SGBT and CDC Ixis each subscribed for (pound)110 million of preferred shares without voting rights issued by Southern Water and previously acquired by Veolia Water UK,

o SGBT and CDC Ixis each hold a put option, maturing in 5 years, allowing them to sell the preferred shares without voting rights to Veolia Environnement at an average exercise price based on a price adjusted by an annual yield of 5.5%.

FCC Put
-------

The sale of FCC on September 15, 2004 cancelled all commitments related to the FCC shareholding.

EDF agreements
--------------

EDF entered into a call option with the Group on Dalkia shares in case of a takeover bid on the Group by a competitor of EDF.

Furthermore, the Group entered into a call option with EDF on its Dalkia shares in case of a change in EDF's status or a takeover bid on EDF by a competitor of Veolia Environnement. The share price is to be determined by an independent expert if there is no agreement. EDF and Veolia Environnement each hold call options and put options which would allow, in case of exercise by one of the parties, EDF to own 50% of equity and voting rights of Dalkia. Exercise of these options is subject to the liberalization of the electricity market in France.

Replacement engagement
----------------------

The Group and its water distribution and energy services subsidiaries, as part of their contractual obligations through public services contracts and in return for the revenue they receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The Group forecasts the expenditures required in this regard over the remaining duration of the relevant contracts. The accumulated expenditure forecast is estimated at
(euro)2.3 billion ((euro)1.8 billion for water and (euro)0.5 billion for energy). These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period, according to the contract terms.

Performance bonds issued for US subsidiaries
--------------------------------------------

Insurance companies have issued performance guarantees in connection with the activities of the Group's US subsidiaries (operational guarantees, guarantees of site restoration), which have been underwritten by Veolia Environnement SA up to a maximum amount of $1.4 billion ($0.2 billion used at December 31, 2004).

Specific Berlin contract engagement
-----------------------------------

Under the Berlin water contract, the Group may be obligated to pay approximately
(euro)610 million (at 50%) to previous land owners, not indemnified by the Berlin government, who present claims for payments.

Fee obligations with local authorities
--------------------------------------

As described in note 25, under certain public service contracts, the Group has assumed fee obligations with local authorities. At December 31, 2004, the minimum future payments of these commitments are (euro)144 million, of which two thirds of the amount is to be paid within five years.

The breakdown by maturity of specific commitments is as follows:

                (in millions of euro)                  At December            At            Maturity
                                                               31,      December
                                                              2003           31,
                                                                            2004
                                                                                   ------------------------------
                                                                                   Less      1 to 5     More
                                                                                   than       years    than 5
                                                                                  1 year                years

Southern Water Put...................................         312           312        -        312         -

FCC Put..............................................         995             -        -          -         -

Water replacement engagement ........................       2,010         1,756      340        672       744
Energy Services replacement engagement...............         521           530       62        245       223

Performances bonds issued by VE for US subsidiaries..         550           147       15          -       132

Specific Berlin contract engagement (50%)............         610           610        -          -       610

Fee obligations with local authorities ..............         183           144       32         81        31

-----------------------------------------------------------------------------------------------------------------
Total................................................       5,181         3,499      449      1,310     1,740
-----------------------------------------------------------------------------------------------------------------


Other commitments and contingencies



Other commitments and contingencies include neither collateral given in guarantee of banking loans (see note 16) nor specific commitments and contingencies described above.
Other commitments and contingencies are detailed below (in millions of euro)


                                       At December      At December                    Maturity
                                               31,             31,
                                              2003            2004
                                                                     --------------------------------------------
                                                                       Less than        1 to 5     More than 5
                                                                          1 year         years           years

     Operational guarantees........       3,081.3         2,575.7         470.1       1,195.3           910.3
     Financial guarantees
Debt guarantees....................         259.1           154.7          15.5          99.7            39.5
Warranty obligations given.........         140.0           488.7          73.2         114.6           300.9
     Commitments given
Obligations to buy ................         150.6           101.0          15.8          64.0            21.2
Obligations to sell ...............          51.8            41.2          28.5          12.7               -
     Other commitments given
Letters of credit..................         249.4           578.4         209.8         318.2            50.4
Other commitments given............         569.4           807.0         157.2         226.9           422.9
-----------------------------------------------------------------------------------------------------------------
Total..............................       4,501.6         4,746.7         970.1       2,031.4         1,745.2
-----------------------------------------------------------------------------------------------------------------

Operational guarantees (performance bonds): In the course of their normal activities, the Group's subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties.

This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees: These relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, companies accounted for under the equity method, or companies consolidated through proportional consolidation.

Warranty obligations given: These include guarantees linked to the sale of Water activities in the United States for (euro)319 million, the sale of Bonna for
(euro)65 million and the sale of Connex Transport UK Ltd for (euro)24 million.

Letters of credit: The amount of the credit line given by a bank or financial institution which has not been drawn against.

The Group's contingent liabilities relating to certain performance guarantees by business segment are as follows (in millions of euro):

                                            At December 31,
                             -----------------------------------------------
                                  2004               2003            2002
                             ------------     --------------  --------------
Water.......................   2,334.4            1,563.6         1,783.0
Waste Management............     645.2              586.0           347.2
Energy Services.............     497.7              584.4           466.2
Transportation..............     229.4              106.9           114.4
FCC/Proactiva...............      12.9            1,013.9           748.7
Holding.....................     993.0   (1)        645.2           794.0
Others......................      34.1                1.6            17.3
                             ------------     --------------  --------------
Total.......................   4,746.7            4,501.6         4,270.8
                             ============     ==============  ==============

(1) of which (euro)455 million of operational guarantees: (euro)348 million for the Water business and (euro)107 million for the Waste business.

Capital Leases and Operating Leases

The Group uses capital leases in order to finance certain operating assets and investment properties. As stated in Note 2 to the consolidated financial statements, the Group has capitalized these assets (see note 5) and recorded the principal portion of the related capital leases as long-term debt at its present value ((euro)815.7 million) (see note 16). Payments under these capital lease obligations at December 31, 2004, 2003 and 2002 represent (euro)1.1 billon,
(euro)1.3 billion and (euro)1.2 billion, respectively. Furthermore, the Group uses operating leases (mainly for transportation equipment and treatment plants).

Veolia Environnement has concluded capital and operating leases. As of December 31, 2003, minimum future payments for these contracts amounted to (in millions of euro):

                                                                               Operating leases    Capital leases
                                                                                                      (balance
                                                                                                       sheet)
                                                                              ------------------  ---------------
2005.........................................................................            346.6            170.5
2006.........................................................................            329.5            146.4
2007.........................................................................            315.3            132.9
2008.........................................................................            290.5            110.3
2009.........................................................................            196.4             97.9
2010 and thereafter..........................................................            299.4            473.3
                                                                              ------------------  ---------------
Total minimum future capital lease payments..................................          1,777.7          1,131.3
Less amounts representing interest...........................................                             193.5
                                                                              ------------------  ---------------
Present value of net minimum future capital lease payments...................                             937.8
                                                                              ==================  ===============

Litigation (other than those accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known by the Group and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Group's financial position or results of operations.

Commitments received

((euro) millions)                                 2004           2003
                                            ---------------------------
Commitments received.......................    1,031.3        1,215.0
Debt guarantees............................      101.8          154.9
Warranty obligations given.................       30.2            2.4
Other engagements received *...............      899.3        1,057.7

------------------
         * Including (euro)760.5 million on behalf of EDF's electric contracts commitments.

Note 22. Tax reviews
--------------------

In the normal course of their business, the Group's subsidiaries are subjected to regular tax reviews in France and abroad.

In 2004, most of the tax reviews carried out in the French companies of the four divisions were finalized. Significant claims were resolved in the Group's favor. Reviews leading to additional tax expenses were adequately provided for.

The Group operates in 80 countries outside France and is regularly reviewed. Tax reviews are presently in progress in Germany and in the United States of America, two significant markets for the Group. For entities involved in claims in 2004, the tax review is monitored by local tax advisors. In some cases, claims may be adequately provided for and based on best knowledge of the Group.

Note 23. Segment information
----------------------------

In accordance with the provisions of SFAS 131, the Group has identified four reportable segments: Water, Waste Management, Energy Services and
Transportation. These segments constitute the basis on which management evaluates investments and results.

The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household and trade and industrial waste.

The Energy Services segment includes energy optimization and related services.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.


Revenue From External Customers
((euro) millions)                                                    For the year ended at December 31,
                                                    -------------------------------------------------------------
                                                          2004       2003 Proforma        2003           2002
                                                    --------------  ----------------  -------------  ------------
Water...............................................     9,804.8           9,585.1       11,339.8      13,293.7
Waste management....................................     6,220.0           5,909.3        5,971.5       6,138.8
Energy services.....................................     5,035.0           4,654.0        4,654.0       4,570.9
Transportation......................................     3,613.0           3,673.1        3,673.1       3,422.2
FCC.................................................           -                 -        2,964.6       2,653.1
                                                    --------------  ----------------  -------------  ------------
Total...............................................    24,673.3          23,821.5       28,603.0      30,078.7
                                                    ==============  ================  =============  ============



Revenue Between Segments
((euro) millions)                                                            For the year ended at December 31,
                                                                    ---------------------------------------------
                                                                          2004            2003           2002
                                                                    --------------  --------------  -------------
Water..............................................................          6.4             5.5            9.0
Waste management...................................................         37.5            49.0           42.1
Energy services....................................................         27.3            17.4           13.5
Transportation.....................................................          5.0             5.3            4.4
FCC................................................................            -             0.2            0.5
Other..............................................................            -               -              -
                                                                    --------------  --------------  -------------
Total..............................................................         76.2            77.4           69.5
                                                                    ==============  ==============  =============


Amortization Expense
((euro) millions)                                                            For the year ended at December 31,
                                                                   ----------------------------------------------
                                                                          2004            2003           2002
                                                                   --------------  --------------  --------------
Water.............................................................        505.0           602.9           573.2
Waste management..................................................        522.2           510.2           564.3
Energy services...................................................        233.6           231.0           230.7
Transportation....................................................        278.5           206.4           189.7
FCC/Proactiva.....................................................          5.8           155.3           126.8
Other.............................................................         17.9            18.7            14.6
                                                                   --------------  --------------  --------------
Total.............................................................      1,563.0         1,724.5         1,699.3
                                                                   ==============  ==============  ==============

EBIT
((euro) millions)                                                       For the year ended at December 31,
                                                          -------------------------------------------------------
                                                               2004            2003         2003          2002
                                                                             Proforma
                                                          -------------  --------------  ----------  ------------
Water.....................................................      830.6           743.2       783.9       1,024.3
Waste management..........................................      456.6           382.5       380.0         385.2
Energy services...........................................      295.8           274.4       274.4         244.0
Transportation............................................      103.3            92.6        92.6         115.6
FCC.......................................................          -               -       275.3         250.3
Other.....................................................     (69.4)          (55.3)      (55.3)        (48.1)
                                                          -------------  --------------  ----------  ------------
Total.....................................................    1,616.9         1,437.4     1,750.9       1,971.3
                                                          =============  ==============  ==========  ============

Total Assets
((euro) millions)                                                                   At December 31,
                                                                   ----------------------------------------------
                                                                         2004            2003           2002
                                                                   --------------  --------------  --------------
Water.............................................................      7,512.3        11,257.4        16,095.1
Waste management..................................................      4,762.2         4,826.5         5,280.0
Energy services...................................................      5,169.0         4,863.1         4,950.7
Transportation....................................................      2,632.1         2,695.1         2,631.3
FCC/Proactiva.....................................................         19.8         3,305.6         3,191.8
Other.............................................................     16,169.2        11,972.7         9,869.5
                                                                   --------------  --------------  --------------
Total.............................................................     36,264.6        38,920.4        42,018.4
                                                                   ==============  ==============  ==============

Expenditures for Long Lived Assets
((euro) millions)                                                          For the year ended at December 31,
                                                                   ---------------------------------------------
                                                                         2004            2003           2002
                                                                   --------------  -------------  -------------
Water.............................................................      1,003.5        1,015.4        1,086.3
Waste management..................................................        720.4          691.2          739.5
Energy services...................................................        305.3          322.1          342.2
Transportation....................................................        163.1          184.3          154.7
FCC/Proactiva.....................................................        109.9          239.2          278.9
Other.............................................................         12.8            3.6            1.8
                                                                   --------------  -------------  -------------
Total expenditures................................................      2,315.0        2,455.8        2,603.4
                                                                   ==============  =============  =============

Long-term Assets

((euro) millions)                                                                    At December 31,
                                                                   ---------------------------------------------
                                                                         2004            2003           2002
                                                                   --------------  -------------  -------------
Water.............................................................     10,427.9       11,079.0       13,945.4
Waste management..................................................      4,926.3        4,884.4        5,245.4
Energy services...................................................      2,801.0        2,781.4        2,867.5
Transportation....................................................      2,014.7        2,132.3        1,967.5
FCC/Proactiva.....................................................         81.4        1,534.3        2,130.4
Other.............................................................        204.4          809.4          411.8
                                                                   --------------  -------------  -------------
Total long-term assets............................................     20,455.7       23,220.8       26,568.0
                                                                   ==============  =============  =============

Equity Method Investments
                                                               At December 31,
                           ------------------------------------------------------------------------------------------
((euro) millions)                          2004                           2003                           2002
                           -----------------------------  -----------------------------  ----------------------------
                               Investment     Share in        Investment     Share in       Investment     Share in
                                                   net                            net                           net
                                              earnings                       earnings                      earnings
                           ---------------  ------------  --------------- -------------  --------------  ------------
Water.....................         126.9           5.8            122.4           5.7           140.9          11.8
Waste management..........          62.5           9.1             57.1           6.5            57.1           6.5
Energy services...........          10.2           4.0             10.6           1.5             9.9         (0.4)
Transportation............           4.9         (1.5)              2.4         (5.8)             5.7         (2.1)
FCC.......................             -             -            217.8          30.7           205.2          19.6
Other.....................          20.7           5.0             35.4           5.8            29.2           3.6
                           ---------------  ------------  --------------- -------------  --------------  ------------
Total.....................         225.2          22.4            445.7          44.4           448.0          39.0
                           ===============  ============  =============== =============  ==============  ============



Geographical Breakdown of Net Sales

((euro) millions)                                              At December 31, 2004
                             -----------------------------------------------------------------------------------
                                France      Germany     United     Rest of     United      Rest of      Total
                                                        Kingdom     Europe   States of      world
                                                                              America
                             -----------------------------------------------------------------------------------
Water........................   6,095.5       747.3       410.0       833.5      466.3     1,252.2     9,804.8
Waste management.............   2,802.4       143.8       747.4       675.2    1,099.5       751.7     6,220.0
Energy services..............   3,074.7        50.6       338.5     1,487.2          -        84.5     5,035.5
Transportation...............   1,466.5       363.6        37.4     1,197.1      263.7       284.7     3,613.0
FCC..........................         -           -           -           -          -           -           -
                             -----------------------------------------------------------------------------------
Total........................  13,439.1     1,305.3     1,533.3     4,193.0    1,829.5     2,373.1    24,673.3
                             ===================================================================================


((euro) millions)                                                At December 31, 2003
                             -----------------------------------------------------------------------------------
                               France      Germany     United     Rest of     United      Rest of      Total
                                                       Kingdom     Europe    States of     world
                                                                              America
                             -----------------------------------------------------------------------------------
Water........................   6,115.7       708.0       453.5       900.2    1,892.5     1,269.9    11,339.8
Waste management.............   2,648.1       143.9       680.2       633.4    1,130.5       735.4     5,971.5
Energy services..............   2,912.6        52.8       293.8     1,323.4          -        71.4     4,654.0
Transportation...............   1,346.2       288.4       571.1     1,134.8      186.6       146.0     3,673.1
FCC..........................       6.7         4.4        33.1     2,803.0       96.8        20.6     2,964.6
                              -----------------------------------------------------------------------------------
Total........................  13,029.3     1,197.5     2,031.7     6,794.8    3,306.4     2,243.3    28,603.0
                             ===================================================================================


((euro) millions)                                                At December 31, 2002
                             -----------------------------------------------------------------------------------
                               France      Germany     United     Rest of     United      Rest of      Total
                                                       Kingdom     Europe    States of     world
                                                                              America
                             -----------------------------------------------------------------------------------
Water........................   6,201.2       828.1       654.9       841.5    3,378.7     1,389.3    13,293.7
Waste management.............   2,543.4       165.6       708.5       628.9    1,306.0       786.4     6,138.8
Energy services..............   2,972.8        64.0       302.4     1,162.8        0.4        68.5     4,570.9
Transportation...............   1,268.0       255.9       661.1     1,010.5       83.5       143.2     3,422.2
FCC..........................      10.4         4.5        33.8     2,483.4      102.0        19.0     2,653.1
                             -----------------------------------------------------------------------------------
Total........................  12,995.8     1,318.1     2,360.7     6,127.1    4,870.6     2,406.4    30,078.7
                             ===================================================================================



Geographical Breakdown of Long Lived Assets
((euro) millions)
                             -----------------------------------------------------------------------------------
                               France      Germany    United       Rest of     United    Rest of       Total
As of December 31,                                     Kingdom     Europe     States of    world
                                                                               America
                             -----------------------------------------------------------------------------------
2004.........................   7,226.4      4,166.9    2,234.7     2,878.4     1,839,8    2,109.5    20,455.7
2003.........................   7,442.9      3,792.0    2,113.6     4,594.9     3,297.2    1,980.2    23,220.8
2002.........................   7,304.6      3,824.0    2,136.2     4,628.1     6,568.3    2,106.6    26,568.0

Note 24. Related party transactions
-----------------------------------

The main transactions with related parties (principally Vivendi Universal, its subsidiaries and some minority shareholders in Veolia Environnement subsidiaries) and amounts receivable from and payable to them were as follows (in millions of euro):

                                                                              At December 31,
                                                             ----------------------------------------------------
                                                                   2004                2003             2002
                                                             ---------------     ---------------  ---------------
Call option/shares of Veolia Environnement..................             -                 7.6              7.6
Treasury shares purchased from Vivendi Universal............         194.8                   -             73,9
Vivendi Universal / Veolia Environnement swap cancelled.....             -                   -             75.8
Receivables.................................................
   Trade accounts (1).......................................          33.2                53.4             37.6
   Loans (2)................................................             -                 5.8             54.6
Payables....................................................
   Vinci convertible bonds..................................             -                   -            120.0
   Trade accounts...........................................             -                 6.9             19.6
   Loans....................................................             -                   -              1.3

                                                                                At December 31,
                                                                 ------------------------------------------------
                                                                         2004              2003            2002
                                                                 --------------    --------------  --------------
Sales............................................................                           9.9            10.8
Operating income (expense).......................................                          25.8            17.0
Interest expense ................................................                          (1.1)          (58.8)
Interest income..................................................                           0.8            58.5

------------------

(1) Includes (euro) 33.2 million payable by Vivendi Universal associated with the maintenance or replacement of equipment. (see guarantees)

(2) Includes (euro) 4.4 million relating to receivables in connection with Water contracts transferred

Veolia Environnement shares held by Vivendi Universal
-----------------------------------------------------

Veolia Environnement acquired 3,624,844 Veolia Environnement shares from Vivendi Universal at the end of 2002. For each share, Vivendi Universal issued a call option allowing Veolia Environnement to acquire 3,624,844 Veolia Environnement shares by 23 December 2004 for a unit share price of (euro)26.5. The purchase price of the calls amounted to (euro)7.6 million ((euro)2.1 per share). At the end of 2004, Veolia Environnement acquired 8,128,440 Veolia Environnement shares from Vivendi Universal for (euro)194.8 million. The purchase price of treasury shares amounts to (euro)73.9 million ((euro)20.4 per share). The call options are accounted for as a reduction of the Group shareholder's equity. The treasury shares are booked under "Cash, cash equivalents and marketable securities", the purpose of the shares being to cover employee stock purchase plans.

At the end of 2004, Vivendi Universal owned 5.3% of the capital of Veolia Environnement.

Financial agreements between Vivendi Universal and Veolia Environnement
-----------------------------------------------------------------------

Following different refinancing operations and in order to take advantage of low interest rates, the notional interest rate swap with Vivendi Universal was reduced in 2001, then cancelled in 2002.

Veolia Environnement paid Vivendi Universal (euro)75.8 million in 2002, related to the fair value of the swap that had been cancelled. The payment was expensed over the life of the swap.

Agreement between Vivendi Universal and Veolia Environnement

In order to finalize the separation of Veolia Environnement from Vivendi Universal, Veolia Environnement and Vivendi Universal reached an agreement on December 20, 2002.

Counter-Guarantee Agreement
---------------------------

Vivendi Universal and Veolia Environnement agreed that Vivendi Universal would be replaced by Veolia Environnement for some guarantees given to Veolia Environnement by Vivendi Universal. The maximum amount of the commitments not yet transferred equaled approximately (euro)110.5 million at the end of 2004.

Guarantees
----------

In connection with the formation of the Group and Vivendi Universal's contribution or sale to the Group of its interests in its water and energy services, the Group has replaced Vivendi Universal as managing partner (associe commandite) of substantially all Vivendi Universal's historic water and energy services subsidiaries. As managing partner of these subsidiaries, the Group has agreed, or will agree, to reimburse these subsidiaries for expenses related to the maintenance and replacement of equipment.

Under the guarantee agreement dated June 2000 and modified on 20 December 2002, Vivendi Universal will pay us for any loss that we suffer as a result of our undertaking to reimburse the subsidiaries for expenses associated with maintenance or replacement of equipment.

On 21 December 2004, Vivendi Universal delegated its obligations under the guarantee agreement to Societe Generale in respect of the 2004 fiscal year and onward, which the Group accepted. At the time of such delegation, the parties took note of the guarantee limits already in place, and set forth the maximum amounts that the Group could seek from Societe Generale under the guarantee agreement in respect of the 2004 fiscal year and subsequent fiscal years. In 2004 value, the total maximum amount guaranteed by Societe Generale was
(euro)207.26 million. The Group may draw on this guarantee annually in an amount of up to (euro)34.66 million per year (which amount shall increase by 4.5% annually). The last fiscal year in respect of which the Group may claim reimbursement under the guarantee agreement is 2011.

Vinci bonds
-----------

The Group indirectly took part in the issuance of Vivendi Universal bonds convertible into Vinci shares or repayable in cash in March 2001. Vivendi Universal lent the Group (euro)120 million against 1,552,305 shares of Vinci held by the Group through Dalkia France. On 30 September 2003, Veolia Environnement reimbursed the loan in advance for an amount of (euro)128.8 million.

FCC agreement
-------------

The sale of FCC has terminated the shareholders' agreement of October 6, 1998 between the Company and its partner as well as the put option of Ms. Esther Koplowitz regarding her 51% interest in the holding company B 1998 SL.

Note 25. Income statement
-------------------------

Employees and personnel charges


Personnel charges including profit sharing amounted to (euro)7,4 billion in 2004 compared with (euro)8.6 billion in 2003 and (euro)8.7 billion in 2002.

     ((euro) millions)                                                    For the year ended at December 31,
                                                              ---------------------------------------------------
                                                                     2004              2003             2002
                                                              ----------------  ---------------   ---------------
     Personnel costs.........................................          7,372            8,519             8,654
     Profit sharing..........................................             52               50                39
                                                              ----------------  ---------------   ---------------
                                                                       7,424            8,569             8,693
                                                              ================  ===============   ===============

Weighted-average number of employees

     By category                                                     For the year ended at December 31,
                                                              ---------------------------------------------------
                                                                     2004              2003             2002
                                                              ----------------  ---------------   ---------------
     Executives..............................................         25,350           31,245            34,393
     Employees...............................................        210,171          225,773           222,784
                                                              ----------------  ---------------   ---------------
                                                                     235,521          257,018           257,177
                                                              ================  ===============   ===============

     By segment                                                      For the year ended at December 31,
                                                             ----------------------------------------------------
                                                                     2004              2003             2002
                                                             -----------------   ---------------  ---------------
     Water..................................................          58,801           65,669            74,223
     Waste management.......................................          66,923           67,418            65,007
     Energy.................................................          36,767           35,101            34,075
     Transportation.........................................          54,726           51,437            48,389
     Proactiva..............................................           3,755            8,851             9,876
     FCC....................................................          14,148           28,295            25,408
     Other..................................................             401              247               199
                                                             -----------------   ---------------  ---------------
                                                                     235,521          257,018           257,177
                                                             =================   ===============  ===============

     By method of consolidation *                                   F  or the year ended at December 31,
                                                             ----------------------------------------------------
                                                                    2004              2003             2002
                                                             ----------------    ---------------   --------------
     Full consolidation......................................        191,579          207,561          206,359
     Proportionate consolidation.............................         43,942           49,457           50,818
                                                             ----------------    ---------------   --------------
                                                                     235,521          257,018          257,177
                                                             ================    ===============   ==============

* In 2001 and 2002, entities consolidated by the multi-proportionate consolidation method were included in the line "proportionate consolidation", and in 2003, they were included in the line "full consolidation".

Research and development costs

Research and development costs amounted to (euro)62.7 million, (euro)95.3 million and (euro)92.5 million for 2004, 2003 and 2002 respectively.

Depreciation and Amortization

                                                              ---------------------------------------------------
                  ((euro) millions)                                              At December 31, 2004
                                                              ---------------------------------------------------
                                                     Notes        Additions        Utilization/           Net
                                                                                     Reversal

In the statement of cash-flows

Amortization
   Goodwill........................................    3            (203.3)                 -         (203.3)
   Tangible assets.................................    5          (1,377.9)               8.8       (1,369.1)
   Intangible assets...............................    4            (265.1)               0.5         (264.6)
Depreciation of financial assets
   Investments accounted for using the cost method.    7             (17.5)              16.6           (0.9)
   Long term loans.................................    8              (0.8)               6.5             5.7
   Other financial assets..........................    8             (84.0)               0.5          (83.5)
   Short term loans................................   10              (4.4)               6.5             2.1
   Cash, cash equivalent and other marketable         11
      securities...................................                   (8.1)              11.5             3.4
   Other portfolio investments.....................                   (2.3)                 -           (2.3)
Reserves and allowances (1)........................   15            (826.7)             784.5          (42.2)
Valuation allowances on differed taxes.............   17             (82.6)              50.9          (31.7)
                                                              ---------------------------------------------------
                                                                                                    (1,986.4)
                                                                                                 ----------------
Renewal expenses (2)...............................                                                   (321.6)
                                                                                                 ----------------
                                                                                                    (2,308.0)
                                                                                                 ----------------
Valuation allowance on current assets

                                                              ---------------------------------------------------
Inventories and work in progress...................    9             (11.7)               8.2           (3.5)
                                                              ---------------------------------------------------
Trade accounts receivables.........................    9            (128.5)             121.8           (6.7)
                                                              ---------------------------------------------------
Other accounts receivables.........................                  (22.5)              12.8           (9.7)
                                                              ---------------------------------------------------
                                                                                                       (19.9)
                                                                                                 ----------------

------------------

(1)  Operational, financial and others

(2) All renewal costs for publicly-owned utility networks are considered in the cash flow statement as investments, whether the utility network was originally financed by the concessionary or not. In addition, in the passage from net income (loss) to net cash provided by operating activities, all renewal costs are eliminated under adjustments for depreciation and amortization.

Amortization and depreciation of goodwill and intangible assets with indefinite life

Details are as follows:


((euro) millions)                                                   For the year ended at December 31,
                                                      ------------------------------------------------------
                                                               2004               2003                2002
                                                      ---------------     --------------     ---------------
Goodwill amortization................................       (146.9)            (209.6)             (250.2)
Impairment of goodwill...............................       (106.4)  *       (2,214.9)  **          (77.0)  ***
                                                      ---------------     --------------     ---------------
     Total...........................................       (253.3)          (2,424.5)             (327.2)
                                                      ===============     ==============     ===============

------------------
*Including (euro)(70,0) million of Scandinavia market shares in Transportation.

** Including (euro)(2,091.3) million of US Filter goodwill impairment.

*** Including (euro)(40.0) million of Latin America goodwill impairment.

Amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives decreased from (euro)(2,424.5) million in 2003 to
(euro)(253.3) million in 2004. Amortization and depreciation charges in 2004 broke down as follows:

o    (euro)(146.9) million in recurring amortization expense, compared to
     (euro)(209.6) million in 2003, and

o    (euro)(106.4) million in non-recurring amortization expense, compared to
     (euro)(2,214.9) million in 2003.

Recurring amortization expense decreased in 2004, due primarily to the write-off as of June 30, 2003 of goodwill relating to USFilter, and the allocation of goodwill amortization relating to FCC to a separate line item of the income statement for discontinued operations.

Non-recurring amortization charges in 2004 consisted primarily of a write-off of
(euro)(70.0) million of market share for the transportation division related to the Scandinavian operations. Other non-recurring amortization charges (amounting to (euro)(36.4) million) involved the waste management ((euro)(19.0) million) and energy services ((euro)(14.9) million) divisions, in light of the market environment in 2004 and future prospects in these markets.

In 2003, amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives amounted to (euro)2,424.5 million, principally due to a write-off in the first half of 2003 of (euro)2,091.3 million of goodwill recorded in connection with the acquisition of USFilter and several trademarks held by USFilter (which are recorded as intangible assets with an indefinite life). The write-off related to the reorganization of the U.S. water activities and the contemplated divestment of several of these activities. In addition, in light of the market environment in 2003 and our prospects for our markets, in 2003 we wrote-off goodwill amounting in the aggregate to (euro)123.6 million, of which (euro)36.0 million was recorded in several engineering subsidiaries of our water division, (euro)21.6 million in our German waste management operations and (euro)18.8 million in our energy services activities. This (euro)123.6 million write-off of goodwill also included a charge of (euro)9.7 million in the transportation division due to the termination of the Connex South Eastern license, and charges of (euro)24.2 million relating to FCC, notably with respect to its cement activities in the U.S.

Financial income and expenses

Net financial income for 2004, 2003 and 2002 amounts to a loss of (euro)(635.0) million, (euro)(749.9) million and (euro)(648.1) million, respectively.

It includes interest expenses, foreign exchange income and provisions.

((euro) millions)                                                          For the year ended at December 31,
                                                                -------------------------------------------------
                                                                        2004              2003             2002
                                                                --------------   ---------------  ---------------
Interest expense...............................................      (602.1)           (623.7)          (680.9)
Other financial income (expense)...............................         12.9               7.9            142.2
Provisions.....................................................       (45.8)           (134.1)          (109.4)
                                                                --------------   ---------------  ---------------
     Financial income (expense)................................      (635.0)           (749.9)          (648.1)
                                                                ==============   ===============  ===============

Veolia Environnement incurred net financial expense of (euro)(635.0) million in 2004, compared to net financial expense of (euro)(749.9) million in 2003. The decrease in net financial expense was partially due to a continued decline in financing costs, from (euro)(623.7) million in 2003 to (euro)(602.1) million in 2004. It was also due to a reduction in net accruals of reserves, which fell from (euro)(134.1) million in 2003 to (euro)(45.8) million in 2004.

The decrease in financing costs is principally attributable to a reduction in outstanding indebtedness, which offset an increase in the average cost of debt from 4.31% in 2003 to 4.63% in 2004. The increase in the average cost of debt results from an extension in the maturity of debt, the implementation of fixed-rate hedges in 2004 and the investment of proceeds resulting from asset sales into short-term money market instruments (to be used for the redemption of VE's outstanding OCEANEs on January 3, 2005).

Excluding the impact of financing costs, Veolia Environnement recorded net financial expense of (euro)32.9 million in 2004, compared to net financial expense of (euro)(126.2) million in 2003. The principal components of financial income and expense in 2004 were the following:

o a one-time capital gain of (euro)44.4 million from the sale of shares of Vinci, as well as a one-time capital gain of (euro)7.8 million from the sale of shares of Rome Vendome (compared to a capital gain of (euro)30.5 million in 2003 from the sale of shares of Vinci),

o a non-recurring write-back of reserves of (euro)3.6 million relating to shares of Veolia Environnement held as treasury stock (compared to net accrual of reserves of (euro)(61.1) million in 2003, including a
     (euro)(69.8) million reserve accrued in connection with several financial credits held by USFilter),

o the amortization of (euro)(34.7) million in redemption premium (stable compared to (euro)34.1 million in 2003), a substantial part of which corresponds to redemption premium on Veolia Environnement's convertible bonds, or OCEANEs ((euro)30.2 million),

o the amortization of (euro)(18.8) million in borrowing costs, a slight increase compared to 2003 ((euro)(14.0) million),

o commissions paid to financial institutions amounting to (euro)(9.6) million (compared to (euro)(13.0) million in 2003), and

o a net foreign exchange loss of (euro)(19.9) million (compared to (euro)(7.8) million in 2003).

Other income (expenses)

((euro) millions)                                                            For the year ended at December 31,
                                                                   ----------------------------------------------
                                                                           2004            2003            2002
                                                                   --------------  --------------  --------------
Capital gains and losses..........................................       (47.7)            22.0          (31.4)
Losses, reserves and impairment of assets.........................          2.8          (86.6)          (30.4)
Other.............................................................       (12.4)             2.2             2.1
                                                                   --------------  --------------  --------------
                                                                         (57.3)          (62.4)          (59.7)
                                                                   ==============  ==============  ==============

Non-recurring income and charges are recorded as "other income (expense)". Non-recurring income and charges are defined as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of Veolia Environnement's operations, including capital gains and losses recorded in connection with the sale of Veolia Environnement's subsidiaries and assets. Veolia Environnement recorded net other expense of (euro)(57.3) million in 2004, compared to (euro)(62.4) million in 2003.

Net other expense in 2004 principally resulted from:

o a (euro)(55.2) million capital loss recorded in connection with the sale by Berlin Water of telecommunications operator Berlikomm,

o a (euro)(13.8) million settlement paid to resolve a dispute relating to a failed acquisition in Italy,

o    other insignificant charges.

Net other expense in 2003 resulted from the (euro)(65.0) million in capital losses recorded in connection with the sale of several of USFilter's activities (including the impact of fluctuations in exchange rates on the sales proceeds) and reserves accrued in respect of USFilter activities in the process of being sold, a (euro)(28.3) million reserve accrued in respect of companies in the United Kingdom to be sold following Connex's strategic decision to withdraw from the U.K. transportation market, and a (euro)(21.6) million reserve accrued by FCC in respect of the sale of Grubar Hotels. These capital losses and reserves more than offset net capital gains of (euro)52.5 million from various divestments in 2003. These net capital gains resulted primarily from a
(euro)30.8 million gain on the sale of Veolia Environnement's interest in Wyuna and a (euro)40.8 million gain on the sale by FCC of Compania de Energia Hydroelectrica de Navarra, which more than offset several insignificant capital losses on other sales in 2003.

Income from discontinued activities

(in (euro) million)                                Water       FCC      Total
                                           United States

Net income / discontinued activities......           0.2      36.0       36.2
Capital gains and losses..................        (47.2)      36.1     (11.1)
Taxes.....................................       (201.7)    (31.2)    (232.9)
------------------------------------------------------------------------------
Income from discontinued activities.......       (248.7)      40.9    (207.8)
------------------------------------------------------------------------------

Income (loss) related to USFilter ((euro)0.2 million) was heavily impacted by the tax consequences of the U.S. asset sale, asset included:

o A capital loss on USFilter assets mainly due to the price adjustment negotiated with buyers.

o A (euro)63.5 million tax charge relating to its use of deferred tax assets in connection with the sale. Thanks to the sale structure, this charge is considerably lower than the charge in excess of (euro)200 million anticipated in Veolia Environnement's 2003 20F.

o Moreover, as a result of tax regulation in France, currency gains and losses on loans and debts are taxed without taking into account the effects of currency fluctuations on equity. Consequently, a French tax charge of approximately (euro)138 million was imposed on the sale of U.S. assets. In previous fiscal years, this tax charge has been deducted directly from a currency transaction adjustments reserve in accordance with consolidation rules relating to net foreign investments. This (euro)138 million tax charge therefore has no impact on shareholders' equity, as indicated in Veolia Environnement's semi-annual report of June 30, 2004.

Regarding FCC, it contributed to net income for a 9-month period. The sale of FCC yielded a consolidated capital gain of (euro)36 million. Further, Veolia Environnement paid (euro)31.2 million to Spanish tax authorities during 2004 relating to the sale of FCC, in accordance with a tax treaty between France and Spain.

The net income from U.S. businesses sold (USFilter) included the effect of restructurings related to the sale of these assets.

The main indicators on the profit and loss accounts of the discontinued operations are the following:

(in millions of (euro))                                            Water             FCC             Total
                                                               United States

Revenues...............................................            878.3           1,488.7         2 367,0
EBIT...................................................             26.0             131.6           157,6
Operating income.......................................             25.2             111.6           136,8
Financial income (expense), Net........................            (5.0)             (4.3)           (9,3)
Other income (expense).................................                -            (19.2)          (19,2)
Income tax expense.....................................            (7.9)            (37.4)          (45.3)
Share in net earning of companies accounted
for by the equity method...............................           (12.1)              29.5            17,4
Minority interests.....................................                -             -44,2          (44,2)
-----------------------------------------------------------------------------------------------------------------
Consolidated net income (loss).........................              0.2              36,0            36,2
-----------------------------------------------------------------------------------------------------------------

2004 Bank ratio                                            2004                     Reference
                                                           ----                     ---------
"EBITDA" bank definition
   EBIT.............................................    1,616.9                 Income statement
   +   Operational amortization.....................    1,563.0       Note 23 Depreciation and amortization
   +   Operational valuation allowance on long                                        idem
       term assets...............................             -
   +   Profit sharing...............................       52.0      Note 25 Employees and personnel charges
                                                     --------------
(a) "EBITDA" bank definition......................      3,231.9
                                                     --------------
"Net interest expenses" bank definition
   Interest expenses................................      602.1       Note 25 Financial income and expenses
   Other financial incomes (expenses)...............     (12.9)                       idem
                                                     --------------
(b) Net interest expenses bank definition.........        589.2
                                                     --------------
Debt
   long-term financial debt.........................   10,801.4                   Balance sheet
   short-term financial debt........................    5,120.2                   Balance sheet
   Total gross debt.................................   15,921.6
   Short-term financial loans.......................      394.7                   Balance sheet
   Long-term financial loans........................      417.2           Note 8: Other financial asset
   Marketable securities............................    1,678.1                   Balance sheet
   Cash and cash equivalent.........................    3,635.1                   Balance sheet
   Total financial assets...........................    6,125.1
                                                     --------------
(c) Total net financial debt........................    9,796.5
                                                     --------------

(d) Interest coverage ratio = (a) / (b).............        5.5                   5.7 for 2003
(e) Debt payout ratio = (c) / (a)...................        3.0                   3.3 for 2003

Note 26. Investments accounted for using the proportionate consolidation method
-------------------------------------------------------------------------------

Investments accounted for using the proportionate consolidation method represent companies in which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies.

Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of euro):

                                                                                At December 31,
                                                                -------------------------------------------------
Balance sheet data                                                    2004             2003             2002
                                                                ---------------  ---------------  ---------------
Non-current assets.............................................       7,532.6          8,813.3          9,185.5
Current assets.................................................       2,927.5          5,004.0          4,655.0
                                                                ---------------  ---------------  ---------------
Total assets                                                         10,460.1         13,817.3         13,840.5
                                                                ===============  ===============  ===============
Shareholders' equity...........................................       4,295.7          5,507.8          5,435.4
Minority interests.............................................        (15.4)             11.4              5.0
Financial debt.................................................       2,711.8          2,920.1          3,093.2
Reserves and other liabilities.................................       3,468.0          5,378.0          5,306.9
                                                                ---------------  ---------------  ---------------
Total liabilities and shareholders' equity                           10,460.1         13,817.3         13,840.5
                                                                ===============  ===============  ===============

                                                                      2004             2003             2002
                                                                ---------------  ---------------  ---------------
Income statement data
Net sales......................................................       4,945.7          5,796.2          5,569.8
Operating income...............................................         496.2            514.1            464.3
Net income*....................................................          70.6            103.4            204.3

Cash flow data
Operating cash flow............................................         592.0            927.9            590.9
Investing cash flow............................................        (707.8)          (494.3)          (849.6)
Financing cash flow............................................         263.2           (254.3)           145.0

* Contribution of the companies to Group share net income.

In 2004, FCC exited the consolidation scope on June 30, 2004 and Proactiva was accounted for using the proportionate consolidation method.

The Berlin Water contract is 50% consolidated and generated revenues of
(euro)573 million, an operating profit of (euro)188 million in 2002. Total balance sheet is (euro)4.3 billion. Financial indebtedness is (euro)1.7 billion of which (euro)1.1 billion was generated by the operating companies and
(euro)600 million guaranteed or funded by Veolia Environnement and RWE. The economic interest of Veolia Environnement is 25%.

Note 27. Listing of main companies included in consolidated financial
---------------------------------------------------------------------
statements in 2004
------------------

In 2004, the Group consolidated or accounted for a total of 1,986 companies, of which the principal companies are:

Group and Address                                                               Consolidation       % holding
-----------------                                                               -------------       ---------
Veolia Environnement SA
     36-38, avenue Kleber - 75116 Paris                                                Full         100.00

Sense SAS
     rue Annette Bloch - 25200 Montbeliard                                             Prop         33.83

WATER

Veolia Water
     52, rue d'Anjou - 75008 Paris                                                     Full         100.00

Generale des Eaux and its subsidiaries
     52, rue d'Anjou - 75008 Paris                                                     Full         100.00

Of which in France :

Compagnie des Eaux et de l'Ozone
     52, rue d'Anjou - 75008 Paris                                                     Full         99.99

Compagnie des Eaux de Paris
     7, rue Troson-du-Coudray - 75008 Paris                                            Full         99.99

Societe Francaise de Distribution d'Eau
     7, rue Troson-du-Coudray - 75008 Paris                                            Full         99.60

Compagnie Fermiere de Services Publics
     3, rue Marcel Sembat - Immeuble CAP 44 - 44100 Nantes                             Full         99.11

Compagnie Mediterraneenne d'exploitation des Services d'Eau
     12, boulevard Rene Cassin - 06100 Nice                                            Full         99.70

Societe des Eaux de Melun
     Zone Industrielle - 198/398, rue Foch - 77000 Vaux Le Penil                       Full         99.22

Societe des Eaux de Marseille and its subsidiaries
     25, rue Edouard Delanglade - BP 29 - 13254 Marseille                              Prop         48.83

Societe des Eaux du Nord
     217, boulevard de la Liberte - 59800 Lille                                        Prop         49.54

Societe des Eaux de Versailles et de Saint-Cloud
     145, rue Yves le Coz - 78000 Versailles                                           Prop         50.00

Sade-Compagnie Generale de Travaux d'Hydraulique and its subsidiaries
     28, rue de la Baume - 75008 Paris                                                 Full         98.60

Veolia Water Systems (previously OTV)
     l'Aquarene - 1, place Montgolfier - 94417 St Maurice Cedex                        Full         100.00

Sainte-Lizaigne SA
     52, rue d'Anjou - 75008 Paris                                                     Full         99.75

Prague Water CGE AW
     52, rue d'Anjou - 75008 Paris                                                     Full         99.76

Of which outside France :

Veolia Water UK Plc and its subsidiaries
     37-41 Old Queen Street, London SW1H 9JA (United Kingdom)                          Full         100.00

Veolia Water North America
     14950 Heathrow Forest Parkway - Suite 200
     Houston TX77032 Texas (United States)                                             Full         100.00

Berliner Wasser Betriebe
     Neue Judenstrasse 1 - D10179 Berlin Mitte (Germany)                               Prop         24.95

Servitec KFT (Veolia Water Hungary)
     Lovas UT 131b - 1012 Budapest (Hungary)                                           Full         100.00

OEWA Wasser und Abwasser
     Walter Kohn Strasse 1 - 04358 LeipzFull (Germany)                                 Full         100.00

Southern Water Investments Limited
     Southern House Yeomen Road Worthing - West Sussex BN13 3 NX
     (United-Kingdom)                                                                  ME           19.90

Veolia Water Shenzhen
     n(degree)1019 Shennan Zhong Road - Shenzhen 518031 (China)                        Prop         25.00

ENERGY

Dalkia - Saint-Andre
     37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille                Full         66.00

Dalkia France
     37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille                Full         65.94

Cogestar - Saint Andre
     37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille                Full         65.86

Cogestar 2 - Saint Andre
     33, place Ronde Quartier Valmy - 92800 Puteaux                                    Full         65.91

Crystal S.A. - Saint Andre
     37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille                Full         65.94

Citelum
     37, rue de Lyon - 75012 Paris                                                     Full         65.94

Dalkia Morava AS
     28 Rijna 152 - 70974 Ostrava (Czech Republic)                                     Prop         49.20

Dalkia PLC and its subsidiaries
     Elizabeth House - 56-60 London Road - Staines TW18 4BQ
     (United Kingdom)                                                                  Prop         50.02

Clemessy and its subsidiaries
     18, rue de Thann - 68200 Mulhouse                                                 Full         65.68

Siram, SPA and its subsidiaries
     Via Bisceglie, 95 - 20152 Milano (Italy)                                          Prop         50.02

ZTO (Dalkia Ostrava)
     Pivovarska, 84/1 PSC - Ostrava (Czech Republic)                                   Prop         46.74

Dalkia Poznan
     UL Gdynska 54 - 60-960 Poznan (Poland)                                            Prop         21.92

WASTE MANAGEMENT

ONYX
     Parc des Fontaines - 163 / 169, avenue Georges Clemenceau
     92000 Nanterre                                                                    Full         100.00

Societe d'Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.)
     162/16 Energy Park IV - 162/166, boulevard de Verdun
     92413 Courbevoie Cedex                                                            Full         99.52

SARP - Industries and its subsidiaries
     427, route du Hazay - Zone Portuaire Limay-Porcheville-78520 Limay                Full         99.81

Onyx Environmental Group Plc
     Onyx house - 401 Mile end Road - E34 PB - London (United Kingdom)                 Full         100.00

Onyx North America Corp.
     3225 Aviation Avenue - 4th Floor - 33133 Miami (United States)                    Full         100.00

Onyx Waste Service
     One Honey Creed Corporate Center - 125 South - 84th Street - Suite 200
     WI 53214 Milwaukee (United States)                                                Full         100.00

Collex Waste Management Pty Ltd
     280 Georges Street - Level 12 - P.O. Box H126 Australia Square - NSW 1215
     Sydney (Australia)                                                                Full         100.00

Marius Pedersen - Danemark
     rbaekvej 49 5863 Ferritslev (Denmark)                                             Full         65.00

TRANSPORTATION

CONNEX
     Parc des Fontaines - 163 / 169, avenue Georges Clemenceau
     92000 Nanterre                                                                    Full         100.00

Connex Transport AB
     Englundavagen 9 - Box 1820 - 17124 Solna (Sweden)                                 Full         100.00

Connex Transport UK Ltd
     Waterloo Business Center - 117 Waterloo Road - London SE1 8UL
     (United Kingdom)                                                                  Full         100.00

Connex Verkher GmBh
     Rodelheimer Bahnweg - 60489 Francfort (Germany)                                   Full         100.00

Connex Group Australia Pty Ltd
     Level 3, Flinders St Station, 223 Flinders St - Melbourne, Victoria 3000
     (Australia)                                                                       Full         100.00

Connex Nort America (CNA)
     2100 Huntingdon Avenue - MD 21211 Baltimore (United States)                       Full         100.00

C.F.T.I. (Compagnie Francaise de Transport Interurbain)
     Parc des Fontaines - 163 / 169, avenue Georges Clemenceau
     92000 Nanterre                                                                    Full         99.53

C.G.F.T.E. (Compagnie Generale Francaise de Transports et d'Entreprises) Parc
     des Fontaines - 163 / 169, avenue Georges Clemenceau
     92000 Nanterre                                                                    Full         100.00

Connex GVI Inc
     720 rue Trotter - St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)                     Full         100.00

PROACTIVA
     216 Paso de la Castellana - 28046 Madrid (Spain)                                  Prop         50.00


Full: Full consolidation
Prop: Proportionate consolidation
ME: Equity method

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS (TRANSLATION)

--------------------------------------------------------------------------------
This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.
--------------------------------------------------------------------------------


To the Shareholders of Veolia Environnement,

In compliance with the assignment entrusted to us by your shareholders' annual general meetings, we have audited the accompanying consolidated financial statements of Veolia Environnement, as of and for the year ending December 31, 2004.

These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2004, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying the above opinion, we draw your attention to the change in accounting method described in note 2 "Summary of significant accounting policies" to the consolidated financial statements, regarding the consolidation of certain entities in accordance with the provisions of CRC Regulation 04-03 of May 4, 2004.

II - Justification of assessments

Pursuant to the provisions of Article L.225-235, Paragraph 2, of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we draw your attention to the following items:

Note 2 "Summary of significant accounting policies" to the consolidated financial statements sets out the accounting principles relating to the presentation of discontinued operations in accordance with the provisions of paragraph 23100 of CRC Regulation 99-02 of April 29, 1999. In connection with our assessment of the accounting principles applied by your company, we verified the appropriateness of the above-mentioned accounting principles and of the information presented in the notes, and checked their proper implementation.

As set forth in Note 2.4 of the notes to the consolidated financial statements, the management of Veolia Environnement is required to make estimates and assumptions that impact the amounts reported in its financial statements and the accompanying notes. Note 2.4 also specifies that actual results may differ significantly from these estimates. In connection with our audit of the consolidated financial statements as of December 31, 2004, we concluded that among the items that are subject to significant accounting estimates, the following elements related to long-term tangible and intangible assets, deferred tax assets and provisions for risks could be open to our assessment:

     o With respect to depreciation of long-term tangible and intangible assets as set forth in Notes 2.14 and 2.15 of the notes to the consolidated financial statements, we evaluated the data and assumptions on which their estimates were based, examined the company's approval procedure for these estimates and reviewed the calculations made by the company and explained in Notes 3 and 4 of the notes to the consolidated financial statements,

     o    Regarding deferred tax assets, the terms of which are set forth in
          Note 2.18 of the notes to the consolidated financial statements, we evaluated the data and assumptions on which their estimates were based, specifically their recovery estimates as set by the company's financial and tax departments, and reviewed the calculations made by the company and explained in Note 17 of the notes to the consolidated financial statements,

     o With respect to provisions for risks, the terms of which are set forth in Notes 2.21 and 2.25 of the notes to the consolidated financial statements, we evaluated the data and assumptions on which these provisions were based and reviewed the appropriateness of the information presented in Note 15 of the notes to the consolidated financial statements.

 Based on our assessments, we checked that these estimates are reasonable.

 The assessments we conducted were undertaken in connection with our audit processes of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our unqualified opinion as disclosed in the first part of this report.

 III - Specific Check

 We also performed the verification of the information given in the management report of the group.

 We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

 We draw your attention to paragraphs 5.1.3.9 and 5.1.3.10 of the management report that address the group migration program to international accounting principles - IFRS.

 French original signed in Paris and La Defense, on March 30, 2005 by the Statutory Auditors.

                             The Statutory Auditors

           SALUSTRO REYDEL                      BARBIER FRINAULT & CIE
                                                    ERNST & YOUNG

 Bernard Cattenoz Bertrand Vialatte         Jean Bouquot Patrick Gounelle

STATUTORY FINANCIAL STATEMENTS

Available in the French version of the reference document (page 184).



GENERAL REPORT OF THE AUDITORS ON THE ANNUAL FINANCIAL STATEMENTS

Available in the French version of the reference document (page 208).

                                   CHAPTER 6
                              CORPORATE GOVERNANCE

6.1      FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

         The Company has been a societe anonyme a conseil d'administration since its general shareholders' meeting held on April 30, 2003, which is a French corporation with a single board of directors. Its shares are quoted on the Eurolist of Euronext and on the New York Stock Exchange
         (NYSE). The Company is subject to French and American regulations relating to corporate governance.

6.1.1    Functioning of Board of Directors and Management

6.1.1.1  Board of Directors

         At its meeting on April 30, 2003, the board of directors adopted a charter aimed at following the recommendations of the report of a French blue ribbon panel presided over by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.

         Composition

         The Company's board of directors must have between 3 and 18 members, subject to applicable law. Each director must own at least 750 of the Company's shares in registered form. Each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term, based on proposals made by the board of directors, which itself receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons' terms as directors.

         The Company's directors can be removed from office by a majority shareholder vote at any time.

         The board of directors does not include any members elected by employees or any deputy directors (censeurs), but a representative of the Company's works council attends board of director meetings in a consultative role.

         The terms of half of the Company's directors (or, if the Company has an uneven number of directors, half plus one additional director) will come up for renewal every three years on a rolling basis. Accordingly, the terms of seven pre-selected directors will be subject to renewal or replacement in 2006. Thereafter, the terms of board members will come up for renewal or replacement every three years based on seniority of appointment.

         The board of directors currently consists of 14 members, who were all elected at the ordinary general meeting of shareholders on April 30, 2003 for six year terms, except for 7 directors whose terms will end in 2006 at the end of the general shareholders' meeting which will approve the Company's financial statements for fiscal year ended on December 31, 2005, in order to establish the rolling renewal mechanism described above. These directors are Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Georges Ralli and Murray Stuart.

         Evaluation of the independence of Directors

         To qualify as "independent" under the board of directors' charter, a director must not have any relations with the Company, its subsidiaries or management that could impair his objective judgment. The board of directors' charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the Bouton report for the improvement of corporate governance.

         Nevertheless, the board of directors' charter provides a certain measure of flexibility in applying these independence criteria: the board of directors may deem that one of its members is independent in light of the specific facts and circumstances of that member, his share ownership or any other reason, even if that member fails to meet all of the independence criteria set forth in the charter; on the contrary, the board may consider that one of its members should not be declared independent even though he meets the charter's independence criteria.

         The board of directors' charter provides that the board must annually evaluate the independence of each of its members prior to publication of the Company's annual report. This evaluation must take into account the independence rules set forth in its charter, the particular facts and circumstances involved and the conclusions of the Company's nominations and compensation committee.

         On March 30, 2004, the Company's nominations and compensation committee conducted an evaluation of the independence of the Company's directors and submitted its conclusions to the board of directors. On April 5, 2004, the board of directors qualified Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Philippe Kourilsky, Arthur Laffer, Francis Mayer, Beaudoin Prot, Georges Ralli, Louis Schweitzer and Murray Stuart as independent directors under the independence criteria set forth above and the particular facts and circumstances involved. Regarding Messrs. Bouton, Prot and Ralli in particular, they were deemed to satisfy the Company's independence criteria, despite the banking relationship the Company maintains with Societe Generale, BNP Paribas and Banque Lazard, respectively. The board of directors concluded so on the basis of the Company's financial situation, its independence with regard to bank financing and the limited nature of the Company's commitments with these banks. On March 29, 2005, the board of directors conducted a new evaluation of board members' independence, which reaffirmed its earlier conclusions, except with respect to Mr. Georges Ralli, whom the board deemed no longer independent due to the nature of the banking relationship between Veolia Environnement and Banque Lazard during 2004. As a result, the board of directors currently contains nine independent directors.

         Compensation

         Director compensation may take two forms: directors' fees paid for attending meetings of the board of directors (jetons de presence), which is set by the Company's annual shareholders' meeting and modified at subsequent meetings if necessary, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

         In 2004, the nominations and compensation committee recommended that the total amount of directors' fees for the 2004 fiscal year and their allocation between the members of the board be maintained at the same level as in 2003 (cf. ss.6.3.1.1 infra) and the board of directors followed this recommendation. Allocation of fees between directors takes into account individual workload and participation in the work of board committees, if any. At its meeting of March 29, 2005, the board of directors decided that the total amount of directors' fees for the 2005 fiscal year would be maintained at the same level as in 2004 (cf. ss.6.3.1.1 infra). No exceptional compensation was awarded to directors in 2004.

         Functioning

         Under French law, the chairman of the board of directors organizes and supervises the work of the board, on which he reports to shareholders. The chairman is also responsible for supervising the Company's corporate bodies and, in particular, ensuring that directors are capable of fulfilling their duties.

         Directors may participate in board deliberations through videoconference. They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except when certain important decisions are made as set forth under applicable law. In 2004, no director participated in board deliberations through videoconference.

         The charter of the board of directors calls for the board to meet at least four times per year. During the 2004 fiscal year, the board of directors met nine times including two special meetings devoted to a discussion concerning Vivendi Universal's reduction of its shareholding in the Company and the repurchase by the Company of a portion of its shares from Vivendi Universal, and to a discussion of the Company's 2004 stock option plan, respectively.

         Board meetings last approximately 2 hours on average, which allows for thorough examination and discussion of items on the agenda. The average attendance level at board meetings in 2004 was approximately 85%.

         In 2004, in addition to providing legal and financial authorizations, the board of directors primarily addressed the following subjects, among others: corporate governance (evaluation of board members' independence and evaluation of the board's functioning), annual and half-year financial statements, analysis and implementation of IFRS, sale of FCC and U.S. activities, Group strategy and operations, employee savings plans and share capital increase reserved for employees (Group Savings Plan), stock option plans and the "Veolia Environnement 2005" efficiency plan.

         In addition, the board of directors must devote at least one meeting per year to a review of the Group's strategy. In 2004, one such meeting of the board of directors occurred on September 16, 2004.

         Board Evaluation

         Under its charter, the board of directors is required to evaluate its work and procedures each year, verify that important matters are adequately prepared and discussed within the board and measure the contribution to its work and the participation in its debates by each of its members. An evaluation occurred during the first quarter of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail by the committee and debated at the board of directors' meeting held on June 22, 2004. During the same meeting, the board of directors also evaluated the performance of Company management on the basis of the nominations and compensation committee's report.

         The functioning of the board of directors, its committees and executive management was considered to be satisfactory as a whole by the Company's directors. However, certain areas were targeted for improvement. These areas included developing more presentations regarding the Group's operating activities, expanding information related to competition, corporate strategy and research and development, and increasing the frequency of information concerning cash flows, off-balance sheet commitments and risk management. At this stage, the board of directors decided not to create any new committees or restructure its existing committees; however, it retained the possibility of restructuring the accounts, audit and commitments committee in the future.

         At its meeting of March 15, 2005, the board of directors appointed Mr. Girardot as a member of the accounts, audit and commitments committee, and decided that Mr. Bouton would replace Mr. Girardot on the nominations and compensation committee(36).

         Information Available to Directors

         Each director can request trainings to allow him to better understand the Company and the Group. The chairman supplies directors with timely information allowing them to fully exercise their duties, and communicates to directors in a continuous manner all significant information concerning the Company. In continuation of the effort to keep directors informed, in 2005 Veolia Environnement expects to provide directors with a detailed update on the Company's and the Group's activities at least twice per year.

         Management strives to deliver documents to be used in board meetings in a timely fashion to directors, as well as communicating to directors without delay any material information concerning the Company.

         In 2004, the board of directors was periodically informed of the Company's financial situation, cash flows and off-balance sheet commitments primarily through reports by the accounts, audit and commitments committee. The board of directors pre-approved all material financing transactions in accordance with its charter.

         In order to perform their duties, directors may meet with the Company's principal executive officers upon prior notice to the chairman of the board of directors. At the request of the chairman or a director, an executive officer may be invited to a meeting of the board of directors. In December 2004, the board of directors invited the head of the water division to participate in one of its meetings, at which he gave a detailed presentation on this division's operating activities, strategy and competitors. It is expected that the heads of Veolia Environnement's other divisions will give similar presentations at board meetings scheduled for 2005.

         Finally, a part of the board's agenda at its meeting in June 2004 was reserved for a discussion of social policy.

         Duties of Directors

         The charter of the board of directors provides that each of the Company's directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of the Company,
         (ii) an obligation to inform the board of directors of any existing or potential conflict of interest and to abstain from voting in any situation where such a conflict of interest exists, as well as an obligation to inform the chairman of the board of any agreement entered into by the Company or on its behalf in which he has any direct or indirect interest, (iii) a duty of professional secrecy, and (iv) an obligation to comply with the Company's insider trading policy.

         Each director receives a "Director's Guide" containing the following documents: the Company's articles of association, the list of powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the accounts, audit and commitments committee and the nominations and compensation committee, a model form to be used by directors for reporting trades in the Company's shares, and a copy of the Company's ethics brochure entitled "Ethics, Commitment and Responsibility". The ethics brochure in particular was significantly updated in 2004 (cf. ss.4.1.8 supra). Further, the "Director's Guide" is updated on an annual basis and more often if necessary.

-----------------------


36 These appointments, as well as the termination of Mr. Girardot's duties as a member of the nominations and compensation committee, took effect on April 1, 2005.

         Regarding insider trading, directors must adhere to the provisions of article L.621-18-2 of the Code monetaire et financier, the terms of which were further elaborated in the AMF's new general regulation, and must periodically report such trades (cf. ss.6.3.5 infra).

         Powers of the Board of Directors

         Under French law and the Company's articles of association, the board of directors has broad powers to act on behalf of the Company to further its corporate purposes and to define and implement the Company's policies, subject to those powers expressly granted by law or the Company's articles of association to shareholders.

         In addition to the powers that the board of directors has under law, its internal charter provides that certain significant decisions made by the chief executive officer must first be pre-approved by the board of directors. These limits on the chief executive's powers are described below in the paragraph discussing management.

6.1.1.2  Management

         Following the board of directors' decision on April 30, 2003, management functions are overseen by the chairman of the board of directors, who acts as chief executive officer for the Company.

         The chief executive officer has the broadest powers to act on behalf of the Company in all circumstances. He must exercise this power consistently with the Company's corporate purpose and subject to those powers expressly reserved by law to the Company's shareholders and its board of directors.

         In addition, the board of directors' charter provides that decisions of the chief executive officer on any of the following matters are subject to the prior authorization of the board of directors: (i) strategic orientation of the Group, (ii) transactions in line with the Company's strategy in excess of (euro)300 million per transaction or, if these transactions are not part of the budget, in excess of (euro)150 million, (iii) transactions not in line with the Company's strategy in excess of (euro)100 million per transaction, (iv) financing transactions (whatever their terms) representing an amount in excess of
         (euro)1.5 billion per transaction, and (v) transactions involving the Company's shares representing an amount in excess of 1% of total outstanding shares.

6.1.2    Functioning of Supervisory Bodies

6.1.2.1  Board Committees

         Following the Company's transformation into a societe anonyme a conseil d'administration on April 30, 2003, its existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of the Company.

         o   Accounts, audit and commitments committee

         The accounts, audit and commitments committee consists of three to five members appointed by the board of directors based on the recommendation of the nominations and compensation committee. As of the date of filing of this reference document, the committee consists of four members, three of whom are independent(*): Murray Stuart* (chairman), Jean Azema*, Jean-Marc Espalioux* and Paul-Louis Girardot, the latter appointed by the board of directors at its meeting of March 15, 2005.

         According to the committee's charter, members must be selected on the basis of their financial or accounting skills. At its meeting of March 5, 2004, the board of directors determined that Messrs. Murray Stuart, Jean Azema and Jean-Marc Espalioux qualified as "audit committee financial experts" within the meaning of the U.S. Sarbanes-Oxley Act, taking into account their experience and skills.

         The accounts, audit and commitments committee meets at least five times per year at the request of its chairman or the chairman of the board of directors in order to review the semi-annual and annual financial statements before their presentation to the board of directors. In 2004, the committee met six times. The average attendance level at meetings in 2004 was approximately 72%.

         Duties

         The accounts, audit and commitments committee principally performs the following functions:

         Regarding accounting matters, the committee reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, provides an opinion on accounting methods and on the draft semi-annual and annual financial statements and examines significant commitments, and meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management.

         Regarding internal auditing and risk control, the committee is informed of the procedures established to identify significant risks, examines the internal audit plan and receives a periodic summary of the Group's internal audit reports. The committee meets as necessary with the internal audit director to discuss the organization of internal audit.

         Regarding the supervision of the Company's independent auditors, the committee examines the auditors' work plan and meets as necessary with the auditors and the Company's management, including its accounting and treasury officers. The committee is entitled to meet with such persons outside the presence of the Company's management. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees the Company pays to the auditors for all of their services and assures that the portion of revenue of the audit firm and its network represented by such fees does not call into question the independence of the auditors. The committee also supervises the procedure for selecting the statutory auditors.

         Activities during 2004

         During 2004, in addition to examining the Company's semi-annual and annual financial statements, the committee completed important work within the framework of a 12-month program, which included a review of the Company's transition to IFRS and its liquidity and financing capacity. The committee oversaw the audit program and internal controls program's implementation, and approved the duties and fees of the Company's auditors. Finally, the committee oversaw the process for renewing the term of Barbier Frinault & Cie Ernst & Young, one of Veolia Environnement's statutory auditors, which is due to expire at the end of the general shareholders' meeting of May 12, 2005.

         The committee may meet with individuals and experts outside the Company if necessary. It may also meet with the Company's financial officers or auditors outside the presence of the chairman and chief executive officer. Accordingly, during 2004 the committee communicated on several occasions with the Company's chief executive officer, the director of control and synergies, the budget and planning director, the internal audit director and the auditors. The committee did not however consult with any outside consultants.

         o   Nominations and compensation committee

         The nominations and compensation committee's charter provides that the committee must consist of three to five members appointed by the board of directors upon the recommendation of the then current members of the nominations and compensation committee. As of the date of filing of this reference document, the committee consists of three members, two of whom are independent(*): Serge Michel (chairman), Louis Schweitzer* and Daniel Bouton*, the latter appointed by the board of directors at its meeting of March 15, 2005.

         The nominations and compensation committee meets at least two times per year at the request of its chairman or the chairman of the board of directors. In 2004, the committee met twice. The average attendance level at meetings in 2004 was 100%.

         Duties

         The nominations and compensation committee principally performs the following functions:

         Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the board of directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of the Company's subsidiaries, and examines all share capital increases reserved for employees.

         The committee may hire specialized consultants in connection with senior management compensation issues.

         Regarding nominations, the nominations and compensation committee makes recommendations on the Company's directors and senior managers and arrange for their succession. It also recommends the nomination of members and a chairman for each of the Company's committees. The committee's choices must strive to reflect a diversity of experience and points of view and assure that the board remains objective and independent with respect to a shareholder or group of shareholders. The committee also strives to ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts, audit and commitments committee and half of the members of the nominations and compensation committee (cf. ss.6.1.1.1 supra).

         Each year, the nominations and compensation committee performs an evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the board of directors' charter and submits its findings to the board of directors. It also organizes and coordinates the required evaluation of the board's functioning, and submits its opinion regarding the performance of executive management.

         Activities during 2004

         In 2004, the nominations and compensation committee's work was principally dedicated to providing recommendations and proposals to the board relating to the policy on employee shareholding, the award of stock options in 2004, the directors' fees for the board, and compensation for the chairman and chief executive officer and members of Veolia Environnement's executive committee (fixed and variable portions thereof).

         In 2004, the division and distribution of the annual amount of directors' fees followed the same guidelines established in 2003, which take into account a director's individual workload and participation in the work of board committees, if any.

         In April 2004, the board of directors approves the recommendation of the nominations and compensation committee to base the award of variable compensation for fiscal year 2004 for the chief executive officer and other members of the executive committee on the following criteria: the level of return on capital employed (ROCE), net recurring income and improvement in net financial debt. The chairman and chief executive officer's variable compensation for 2004 was definitively determined by the board of directors at its meeting of March 29, 2005 (cf. ss.6.3.1.1 and 6.3.1.2 infra).

         Finally, in 2004 the committee submitted to the board of directors its findings and recommendations concerning the independence of directors, and also provided its opinion regarding the performance of executive management (cf. ss.6.1.1.1 supra).

6.1.2.2  Committees Created by Management

o        Disclosure committee

         In addition to the committees above, the Company's chief executive officer and chief financial officer created a disclosure committee (comite de communication), which was presented to the Company's former management board on December 11, 2002. The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee. In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of the Company's divisions (water, energy services, waste management and transportation) and the principal executive officers of the Company's corporate departments.

         Pursuant to its charter, the disclosure committee principally: (i) oversees the implementation of internal procedures to collect information about the Company that will be disclosed to the public;
         (ii) defines the process for preparing the Company's reports and other communications; (iii) examines the information to be disclosed and approves the final version of reports or communications, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of documents.

         The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize the drafting of the Company's French document de reference and annual report on Form 20-F, and (ii) prior to the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report. The disclosure committee may also meet before the announcement of any significant event, in particular the Company's half-year results, to evaluate and validate the form and content of the communications relating thereto.

         The disclosure committee met twice in 2004. During its May 14, 2004 meeting, it evaluated and validated the Company's annual report on Form 20-F as well as the certifications required to be furnished by its chief executive officer and senior executive vice president in accordance with U.S. regulatory provisions. At its November 8, 2004 meeting, the disclosure committee principally reviewed regulatory developments relating to reports and other communications designed for public disclosure. It also launched the process of collecting information and preparing for drafts of its annual reports for the 2004 fiscal year required by regulatory authorities.

o        Ethics committee

         In March 2004, the Company's executive committee created an ethics committee (cf. ss.4.1.8 supra) to help ensure compliance with the values and principles set forth in the "Ethics, Commitment and Responsibility" program and adopted its charter. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential. Each year, the ethics committee prepares a report on the Group's compliance with ethical norms, including any difficulties encountered and suggested improvements, if any.

6.2      MEMBERS OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

6.2.1    Members of board of directors, management and supervisory bodies

6.2.1.1  Directors

         All positions and offices of the Company's directors indicated below are given as of January 31, 2005. Board members may be contacted at the Company's headquarters, located at 36/38 avenue Kleber, 75116 Paris.

         Henri PROGLIO (Chairman and Chief Executive Officer), 55, French nationality. Director and Chairman-Chief Executive Officer since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         Other positions and offices held:

             In France:
                                  - director of Thales;
                                  - member of the supervisory board of Elior;
                                  - director of EDF;
                                  - director of Casino, Guichard-Perrachon;
                                  - deputy on the supervisory board of the
                                    Caisse Nationale des Caisses d'Epargne;
                                  - member of the supervisory board of
                                    Lagardere;
                                  - manager of Compagnie Generale des Eaux;
                                  - chairman of the board of directors of Veolia
                                    Water;
                                  - chairman of the board of directors of Onyx;
                                  - chairman of the board of directors of
                                    Connex;
                                  - member of supervisory boards A and B(37) of
                                    Dalkia (SAS);
                                  - member and vice-president of the supervisory
                                    board of SARP;
                                  - director of SARP Industries;
                                  - director of Dalkia International;
                                  - member and president of the supervisory
                                    board of Dalkia France;
                                  - director of Societe des Eaux de Marseille;
                                  - permanent representative of CSP on the board
                                    of directors of Onyx;
                                  - chairman of Campus Veolia Environnement
                                    (SAS);
                                  - director of GIE Anjou Recherche;
                                  - director of GIE CREED.

------------------------


37 In recognition of the special function of EDF, representatives of EDF are not present on supervisory board A, which deals exclusively with Dalkia's energy services activities in France.

              Outside France:     - director of Onyx North America Corp. (U.S.);
                                  - director of Connex Transport AB (Sweden);
                                  - director of Onyx Environmental Group Plc
                                    (United Kingdom);
                                  - director and vice-president of Onyx Asia
                                    Holdings (Singapore);
                                  - director of Collex Pty (Australia).


         Jean AZEMA, 52, French nationality (independent director).
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         - Principal position held outside the Company: Chief Executive of Groupama SA

         -   Other positions and offices held:

             In France:           - chief executive of Groupama Holding and
                                    Groupama Holding 2;
                                  - director of Societe Generale;
                                  - director of the ACMA association;
                                  - permanent  representative of Groupama SA on
                                    the board of directors of Bollore
                                    Investissement.
             Outside France:      - director of Mediobanca.

         Daniel BOUTON, 54, French nationality (independent director).
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         - Principal position held outside the Company: Chairman and Chief Executive Officer of Societe Generale.

         -   Other positions and offices held:

              In France:          - director of Total SA;
                                  - director of Schneider Electric SA;
                                  - chairman of the Federation Bancaire
                                    Francaise.

         Jean-Marc ESPALIOUX, 53, French nationality (independent director). Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         - Principal position held outside the Company: President of the management board of Groupe Accor.

         -   Other positions and offices held:

              In France:          - director of Air France-KLM;
                                  - deputy of the  supervisory  board of
                                    Caisse Nationale des Caisses  d'Epargne;
                                  - member of the supervisory board of Club
                                    Mediterranee;
                                  - permanent  representative of Accor on the
                                    supervisory board of Groupe Lucien Barriere
                                    SAS.
              Outside France:     - director of Accor UK.

         Jacques ESPINASSE, 61, French nationality.
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         - Principal position held outside the Company: Executive vice president and chief financial officer of Vivendi Universal.

         -   Other positions and offices held:

              In France:          - permanent representative of Vivendi
                                    Universal on the board of directors of UGC;
                                  - chairman of Light France Acquisition (SAS);
                                  - director of SFR-Cegetel Groupe;
                                  - member of the supervisory board of Groupe
                                    Canal+;
                                  - director of Multithematiques; - director of
                                    Vivendi Universal Net;
                                  - director of Vivendi Universal Publishing.

              Outside France:     - permanent representative of Vivendi
                                    Universal on the board of
                                    directors of SOGECABLE (Spain);
                                  - member of the supervisory  board and audit
                                    committee of Maroc Telecom
                                    (Morocco);
                                  - Vice-president of Vivendi Communications NA
                                    (United States);
                                  - President of Vivendi Universal Canada Inc.
                                   (Canada);
                                  - Chairman and Chief Executive Officer of
                                    Vivendi Universal Exchangeco Inc. (Canada);
                                  - Chairman and Chief Executive Officer of
                                    Vivendi Universal Holdings Cy (Canada).

         Paul-Louis GIRARDOT, 71, French nationality.
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         - Principal position held outside the Company: Chairman of the Supervisory Board of Compagnie Generale des Eaux.

         -   Other positions and offices held:

              In France:          -  member of the supervisory board of
                                     Dalkia France;
                                  -  director of Connex and Onyx;
                                  -  director of Veolia Water;
                                  -  director of Societe des Eaux de Marseille;
                                  -  member of the supervisory board of
                                     Compagnie des Eaux et de l'Ozone;
                                  -  chairman of the supervisory board of
                                     Compagnie des Eaux de Paris.

         Philippe KOURILSKY, 62, French nationality (independent director). Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         - Principal position held outside the Company: Chief Executive Officer of l'Institut Pasteur.

         -   Other positions and offices held:

              In France:          - director of l'Institut Curie;
                                  - director of l'Institut Pasteur de Lille;
                                  - permanent representative of l'Institut
                                    Pasteur on the board of
                                    directors of Aventis Pasteur;
                                  - member of the board of directors of l'Ecole
                                    Polytechnique;
                                  - member of the board of directors of College
                                    International de Philosophie;
                                  - member of the board of directors of LEEM
                                    Recherche.

              Outside France:     - director of l'Institut Pasteur de Montevideo
                                    (Uruguay);
                                  - director of l'Institut Pasteur de Hong Kong
                                    (China);
                                  - director of l'Institut Pasteur de
                                    Shangai (China);
                                  - director of l'Institut
                                    Pasteur de Seoul (South Korea).

         Arthur LAFFER, 63, U.S. nationality (independent director).
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         - Principal position held outside the Company: Chairman and Chief Executive Officer of Laffer Associates and Laffer Investments.

         -   Other positions and offices held:

              Outside France:     - founding  member of the Policy Consultative
                                    Committee of the U.S.Congress;
                                  - member of the Council of Economic Advisors
                                    of Governor Schwartzenegger;
                                  - member of the board of directors or
                                    consultative  councils of Oxigene
                                    Inc., Nicholas-Applegate Growth Equity Fund,
                                    Petco Animal Supplies, Provide Commerce and
                                    MPS Group.

         Francis MAYER, 54, French nationality (independent director).
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         - Principal position held outside the Company: Chief Executive Officer of Caisse des Depots et Consignations.

         -   Other positions and offices held:

              In France:          - member of the supervisory board of CNP
                                    Assurances;
                                  - member of the supervisory board of Ixis
                                    Capital Investment Bank;
                                  - member of the supervisory board and
                                    vice-president of Caisse
                                    Nationale des Caisses d'Epargne;
                                  - director of Accor;
                                  - director of Casino-Guichard-Perrachon;
                                  - director of Dexia.

         Serge MICHEL, 77, French nationality.
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         -   Principal position held outside the Company: Chairman of Soficot
             SAS.

         -   Other positions and offices held:

              In France:          - chairman of CIAM SAS;
                                  - chairman of SAS Carre des Champs Elysees;
                                  - chairman of the supervisory board of SEGEX;
                                  - member of the supervisory board of Compagnie
                                    des Eaux de Paris;
                                  - director of SARP Industries;
                                  - permanent representative of EDRIF on the
                                    supervisory board of Compagnie Generale
                                    des Eaux;
                                  - member of the supervisory board of Societe
                                    des Eaux de Trouville Deauville et
                                    Normandie;
                                  - permanent  representative of CEPH on the
                                    board of directors of SEDIBEX;
                                  - director of Vinci;
                                  - director of Eiffage;
                                  - director of LCC and Infonet Services.
              Outside France:     - member of the supervisory board of G+H
                                    Montage (Germany).

         Baudouin PROT, 52, French nationality (independent director).
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         - Principal position held outside the Company: Director and Chief Executive Officer of BNP Paribas.

         -   Other positions and offices held:

              In France:          - member of the supervisory board of
                                    Pinault-Printemps-Redoute;
                                  - permanent representative of BNP Paribas on
                                    the supervisory board of Accor.
              Outside France:     - member of the board of directors of Pargesa
                                    Holding SA (Belgium);
                                  - member of the supervisory board of ERBE
                                   (Belgium).

         Georges RALLI, 56, French nationality.
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         - Principal position held outside the Company: Executive Vice President of Lazard Freres SAS.

         -   Other positions and offices held:

              In France:          - executive vice president and managing
                                    partner of Lazard Freres SAS;
                                  - executive vice president and managing
                                    partner of Maison Lazard SAS;
                                  - president of Lazard Freres Gestion;
                                  - chairman and chief executive officer of
                                    Lazard Freres Banque;
                                  - director of Fonds Partenaires Gestion;
                                  - director of V.L.G.I.;
                                  - director of Chargeurs and of Silic;
                                  - deputy of Eurazeo.
              Outside France:     - deputy chairman of Lazard LLC (U.S.);
                                  - member of the executive  committee of Lazard
                                    Strategic  Coordination Company LLC (U.S.).

         Louis SCHWEITZER, 62, French nationality (independent director). Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2008.

         - Principal position held outside the Company: Chairman and Chief Executive Officer of Renault.

         -   Other positions and offices held:

              In France:          - director of Renault Credit International -
                                    Banque;
                                  - director of Electricite de France;
                                  - director of BNP Paribas;
                                  - member of the consulting board of Banque de
                                    France.
              Outside France:     - chairman of the management board of
                                    Renault-Nissan BV;
                                  - member of the supervisory board of Philips
                                    (Netherlands);
                                  - director of AB Volvo (Sweden);
                                  - chairman of the board of directors of Astra
                                    Zeneca (United Kingdom);
                                  - member of the consulting board of Allianz
                                   (Germany).

         Murray STUART, 71, British nationality (independent director).
         Director since April 30, 2003. His term expires on the date of the general shareholders' meeting called to approve the Company's financial statements for fiscal year 2005.

         Other positions and offices held: None

6.2.1.2  Biographical information of directors

         Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Generale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and President and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of the Company's Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

         Jean AZEMA holds an engineering degree from the Ecole Superieure d'Agriculture de Purpan (ESAP) as well as a degree from the Centre National d'Etudes Superieures de Securite Sociale (CNESS). He began his career at Caisse Regionale des Pyrenees Orientales from 1975 to 1978, and later worked at Caisse Regionale de l'Allier from 1979 to 1987. From 1987 to 1995, Mr. Azema served as director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South. In June 2000, Mr. Azema was appointed Chief Executive Officer of CCAMA. He has been the President of the French Federation of Mutual Insurance Companies (Federation Francaise des Societes d'Assurance Mutuelles) since December 2001. He has been the Chief Executive Officer of Groupama SA and of Federation Nationale Groupama since June 2000.

         Daniel BOUTON holds a degree in political science and is a graduate of the Ecole Nationale d'Administration (ENA). As part of the French financial controllers' civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991 he has worked at Societe Generale, serving as Managing Director from 1993 to 1997, and as President from 1997 to the present.

         Jean-Marc ESPALIOUX holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers' civil service corps from 1978 to 1983. In 1984 he joined Compagnie Generale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he was appointed to his current position as President of the Management Board of Accor in 1997.

         Jacques ESPINASSE holds an MBA degree from the University of Michigan. Since 2002, Mr. Espinasse has served as Executive Vice President and Chief Financial Officer of Vivendi Universal. Prior to 2002, Mr. Espinasse was the Chief Executive Officer (from 1999) and a Director (from 2001) of TPS - Television Par Satellite. Before joining TPS, he held several senior positions within large French companies, including CEP Communication, and Groupe Larousse Nathan, where he was appointed Executive Vice President in 1984, and Groupe Havas, where he was appointed Chief Financial Officer in 1985 and, at the time of the privatization of Havas, served as Executive Vice President from 1987 to 1994.

         Paul-Louis GIRARDOT was a Director and the Chief Executive Officer of Vivendi Universal until 1998. He was a member of the Company's supervisory board from October 2000 to April 2003, and has been serving as the Chairman of the Supervisory Board of Compagnie Generale des Eaux since 2001. His work is principally focused on developing the Company's outsourcing business in its water division.

         Philippe KOURILSKY is a graduate of the Ecole Polytechnique in France. He joined the Institut Pasteur in 1972, which he currently presides over as chief executive officer.

         Arthur LAFFER, PhD holds degrees in economics from Yale and Stanford Universities. He has a long and distinguished career in academia as well as in public service. He has held professorships at the Universities of Chicago, Southern California and Pepperdine. He has been Economic Director of the Federal Office of Management and Budget
         (1970), special advisor to the Secretary of the Treasury and to the Secretary of Defense (1972-1977) and a member of the Presidential Council of Economic Advisors (1981 to 1989). In 1979, he founded Laffer Associates, an economic research and consulting firm, of which he is currently the chairman and chief executive officer. He is also the founder, chairman and chief executive officer of Laffer Investments.

         Francis MAYER is a graduate of ENA and a tenured university professor. He joined the French Finance Ministry in 1979 where, after holding several positions, he became Deputy Director in 1994. In October 1997, Mr. Mayer was appointed President of the Paris Club, and in October 1999 Vice President of the European Investment Bank. Mr. Mayer has been the Chief Executive Officer of the Caisse des Depots et Consignations
         (CDC) since October 2002.

         Serge MICHEL has spent his entire career in the construction and public works business, having served as Deputy Managing Director and President of SOCEA, President of S.G.E. until 1991, President of CISE until 1997 and Deputy Managing Director of Compagnie Generale des Eaux (which became Vivendi Universal) until 1992. He is currently President of Soficot, founded in 1997.

         Baudouin PROT is a graduate of the HEC business school in Paris and ENA. From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comte region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry. He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.

         Georges RALLI holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He began his banking career at Credit Lyonnais (1970-1981) and later headed the department of financial negotiations at Credit du Nord. In 1982 he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Mr. Ralli rejoined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999. Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Freres (Paris).

         Louis SCHWEITZER is a graduate of the Institut d'Etudes Politiques de Paris and ENA. He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France. In 1986, Mr. Schweitzer joined Renault's senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer (in 1989) and Executive Vice President. He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992.

         Murray STUART holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. He has pursued a career in industry, commerce and financial services. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Metal Box plc and Carnaud Metalbox (as Vice-President) and Scottish Power Plc (as President from 1992 to
         2000). Until May 2002, he also served as Executive Vice President of the Audit Commission for Public Services in the UK, as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London, and as a director of Royal Bank of Scotland Group plc.

6.2.1.3  General Organization of the Company

         None of the Group's senior managers owns 1% or more of the Company's shares.

         The Company is organized into four operating divisions, each of which is represented at the level of the executive committee. Divisional work is also centralized at the Group level. This organization is designed to favor coherent development by reinforcing employee solidarity and cohesion, maximizing economies of scale and encouraging professionalism thanks to implementation of best practices across the Group.

         Following the change of the Company's corporate form on April 30, 2003, and in application of its governance principles, the Company's chairman and chief executive officer created an executive committee composed of seven members (all of whom, with the exception of Mr. Eric Marie de Ficquelmont, were members of the Company's former management board until April 30, 2003):

         -   Henri Proglio (Chairman and Chief Executive Officer),
         -   Jerome Contamine (Senior Executive Vice President),
         -   Eric Marie de Ficquelmont (Executive Vice President - Human
             Resources),
         - Olivier Barbaroux (Executive Vice President, Head of Energy Services Division),
         -   Antoine Frerot (Executive Vice President, Head of Water Division),
         - Denis Gasquet (Executive Vice President, Head of Waste Management Division), and
         - Stephane Richard (Executive Vice President, Head of Transportation Division).

         The executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio. It helps to determine the principal strategy of the Group.

6.3      DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

6.3.1    Compensation of Directors and Executive Officers

6.3.1.1  Compensation of the Chairman and Chief Executive Officer and of
         Directors

         Set forth below is the total compensation(38) (including benefits) paid during fiscal year 2004 to directors and the chairman and chief executive officer by the Company and by its subsidiaries as defined in article L.233-16 of the French Commercial Code (Code de commerce).

         o   Chairman and Chief Executive Officer's Compensation

         Compensation paid to Mr. Proglio in 2004 was determined according to terms proposed by the nominations and compensation committee and approved by the board of directors.

         During 2004, Mr. Proglio received the fixed portion of his compensation for 2004 as well as the variable portion of his compensation for the 2003 fiscal year paid in early 2004, which was determined at the board of directors' meeting of April 5, 2004. He also received other benefits, as well as the directors' fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

         Fixed Portion of 2004 Compensation

         The board of directors left the fixed portion of Mr. Proglio's compensation for the 2004 fiscal year unchanged from the prior year, equal to (euro)900,000.

         Variable Portion of the Compensation

         70% of the variable portion of compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

--------------------

38 With the exception of the chairman and chief executive officer, the members of the board of directors did not receive any compensation in 2004 other than the fees paid in connection with their participation in board or committee meetings (jetons de presence). The figures below therefore represent such persons' compensation for serving as directors only.

         Variable compensation for 2003: At Mr. Proglio's request, given the losses that Veolia Environnement suffered in 2003, the qualitative portion of variable compensation to which he was otherwise entitled for fiscal year 2003 ((euro)202,980) was not awarded to him by the board of directors. The remaining 70% of variable compensation to which he was entitled was paid to him on April 30, 2004, in the amount of
         (euro)473,620.

         Variable compensation for 2004: The amount of Mr. Proglio's variable compensation in respect of the 2004 fiscal year was determined by the board of directors at its meeting of March 29, 2005, based on the recommendation of the nominations and compensation committee. This amount will be paid during the first half of 2005. The performance indicators used by the board to determine this amount, based on the objectives of the 2004 budget, were: the level of return on capital employed (excluding FCC), net recurring income and the improvement in net financial debt, with each indicator carrying a 1/3 weighting. Since each of these indicators had reached the desired level during 2004, the board of directors awarded Mr. Proglio variable compensation of
         (euro)850,000 for fiscal year 2004, including the qualitative part of the variable compensation.

         Other Benefits

         In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2004 totaling (euro)3,898, relating to use of a company car.

         Directors' fees paid by Veolia Environnement and its subsidiaries

         In 2004, Mr. Proglio received net directors' fees from Veolia Environnement totaling (euro)24,517, which were paid in respect of the first three quarters of 2004 (fees due for the last quarter of 2004 were paid in January 2005). This net amount of (euro)24,517 takes into account a CSG/RDS deduction for 2003 of (euro)1,733 that was recorded in December 2004.

         Mr. Proglio also received directors' fees from Veolia Environnement's subsidiaries in both France and abroad totaling (euro)70,395.

         Variation between Mr. Proglio's Compensation in 2003 and 2004

--------------------------------------------------------------------------------
              Total Gross Compensation in 2003:           1,613,143.00 euros
--------------------------------------------------------------------------------
              Total Gross Compensation in 2004:           1,472,430.00 euros
              Change 2003/2004:                           (-8.72%)

         The table below sets forth total gross compensation paid to Mr. Proglio in 2003 and 2004 (including fixed and variable compensation, directors' fees and benefits):

                                                                        Directors'
                                                                       fees paid by                  Total gross
                                         Various compensation          subsidiaries    Benefits*    compensation
                                   ----------------------------------  ---------------------------------------------
                                   Fixed      Variable    Directors'
                                                         fees paid by
                                                              VE
     ---------------------------------------------------------------------------------------------------------------
     Compensation paid in 2003    900,000     493,000       23,333        165,924        1,558       1,613,143**
     ---------------------------------------------------------------------------------------------------------------
     Compensation paid in 2004    900,000     473,620       24,517         70,395        3,898       1,472,430
     ---------------------------------------------------------------------------------------------------------------

             * Related to a company car.
             ** In addition to fixed and variable compensation paid in 2003, this amount includes a corporate and tax reinstatement in respect of gross compensation paid in 2003 and a remaining balance of 16,733 euros due in respect of fixed compensation for 2002.

         Retirement Plan

         Mr. Proglio benefits from a supplementary retirement plan that Veolia Environnement provides to its senior management.

o        Board of Directors' Compensation

         Directors' Fees Paid in 2004

         The table below sets forth the amount of the fees paid to board directors during 2004 by both Veolia Environnement and its subsidiaries:

     ---------------------------------------------------------------------------------------
                              Directors' fees paid by Veolia   Directors' fees paid by
                  Director             Environnement                Subsidiaries
                                        (in euros)                   (in euros)
     ---------------------------------------------------------------------------------------
     Jean Azema                           35.625                         0
     ---------------------------------------------------------------------------------------
     Daniel Bouton                        26,250                         0
     ---------------------------------------------------------------------------------------
     Jean-Marc Espalioux                  35,625                         0
     ---------------------------------------------------------------------------------------
     Jacques Espinasse                    26,250                         0
     ---------------------------------------------------------------------------------------
     Paul-Louis Girardot                  35,625                      45,829
     ---------------------------------------------------------------------------------------
     Philippe Kourilsky                   26,250                         0
     ---------------------------------------------------------------------------------------
     Arthur Laffer                        19,687*                        0
     ---------------------------------------------------------------------------------------
     Francis Mayer                        26,250                         0
     ---------------------------------------------------------------------------------------
     Serge Michel                         48,750                      11,268
     ---------------------------------------------------------------------------------------
     Baudouin Prot                        26,250                         0
     ---------------------------------------------------------------------------------------
     Georges Ralli                        26,250                         0
     ---------------------------------------------------------------------------------------
     Louis Schweitzer                     35,625                         0
     ---------------------------------------------------------------------------------------
     Murray Stuart                        36,562*                        0
     ---------------------------------------------------------------------------------------
                * After withholding tax.

         Total Amount and Division of Directors' Fees

         The shareholders' meeting of April 30, 2003 set the total annual amount of fees to be paid to the Company's directors at (euro)600,000. At its meeting of April 5, 2004, the board of directors followed the recommendation of the nominations and compensation committee and decided that the total amount of directors' fees for the 2004 fiscal year and the division thereof would be maintained at the same level paid in 2003. Accordingly, the (euro)600,000 total amount of directors' fees for the 2004 fiscal year was allocated as follows:

         o   Total amount: (euro)600,000

         o Person acting in role of board member only: (euro)35,000 (fixed and not variable)

         o   Person acting in role of board member and committee member:
             (euro)47,500 (fixed and not variable)

         o   Person acting in role of board member and chairman of a committee:
             (euro)65,000 (fixed and not variable)

         The distribution of directors' fees proposed by the nominations and compensation committee and approved by the board of directors takes into account the individual workload and responsibilities of each board member and his or her participation in the work of board committees, if any.

         At its meeting of March 29, 2005, the board of directors decided not to propose to the combined general shareholders' meeting of May 12, 2005 an increase in the total annual amount of fees to be paid to directors.

6.3.1.2  Compensation of Executive Committee Members

         In 2004, the aggregate amount of compensation paid to members of Veolia Environnement's executive committee for services in all capacities was
         (euro)3,328,800, of which (euro)2,280,000 represented the fixed portion of 2004 compensation and (euro)1,048,800 represented the variable portion of compensation relating to the 2003 fiscal year which was paid in the first quarter of 2004.

         The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of Veolia Environnement's executive committee (excluding the chairman and chief executive officer) in 2003 and 2004:

                                       ----------------------------------------------------------------------
                                       Fixed compensation   Variable compensation      Total compensation
 ------------------------------------------------------------------------------------------------------------
 Compensation paid in 2003*                 2,208,874              810,000                 3,018,874
 ------------------------------------------------------------------------------------------------------------
 Compensation paid in 2004**                2,280,000             1,048,800                3,328,800
 ------------------------------------------------------------------------------------------------------------

              * Includes the variable compensation due in respect of the 2002 fiscal year and paid in 2003.
              ** Includes the variable compensation due in respect of the 2003 fiscal year and paid in 2004.
6.3.2    Stock Option Plans

6.3.2.1 Stock options granted to the chairman and chief executive officer in 2004 and options exercised during 2004

------------------------------------------------------------------------------------------------------------------

                                                      Number of stock    Exercise Price  Expiration Date   Plan
 Stock options granted to each executive             options awarded /     (in euros)                      Number
director during 2004 and number of options           Number of shares
        exercised during 2004                        subscribed for or
                                                         purchased
------------------------------------------------------------------------------------------------------------------
Options granted to the chairman and chief                 110,000            24.72        December 24,     Plan
executive officer during 2004 by VE and any other                                             2012         No. 5
company within the Group
------------------------------------------------------------------------------------------------------------------
Options exercised in 2004 by the chairman and                   0
chief executive officer
------------------------------------------------------------------------------------------------------------------


6.3.2.2 Stock options granted to executive officers and employees in 2004 and options exercised during 2004

------------------------------------------------------------------------------------------------------------------
  Stock options granted to non-director employees      Number of stock options    Average Weighted   Plan
 during 2004 and number of options exercised during  awarded / Number of shares    Exercise Price    Number
                        2004                         subscribed for or purchased
------------------------------------------------------------------------------------------------------------------
Options granted during 2004 by VE and any other
company within the Group to the 10 employees                   350,000                 24.72        Plan No. 5
receiving the highest number of options
------------------------------------------------------------------------------------------------------------------

Options exercised in 2004 by the 10 employees                     0
exercising the highest number of options
------------------------------------------------------------------------------------------------------------------


6.3.3 Information concerning transactions entered into with members of the board of directors, management and supervisory bodies or with companies having directors in common with the Company

         Agreements were entered into or continued during the 2004 fiscal year with companies holding interest in the Company, or which are subsidiaries of the Company, having directors in common with Veolia Environnement.

         Agreements Authorized During the 2004 Fiscal Year

         See the special report of the statutory auditors attached as an annex to this reference document(39).

         Agreements Authorized During the Prior Fiscal Year and Executed During the 2004 Fiscal Year

         See the special report of the statutory auditors attached as an annex to this reference document(40).

6.3.4 Loans and Guarantees Granted in Favor of the Board of Directors, Management or Supervisory Bodies

         None.

6.3.5 Purchases, Sales or Transfers of the Company's Shares by Members of the Board of Directors or Any Person Having a Personal Relationship with the Latter

         In accordance with the procedure adopted by the Company in order to follow COB recommendation number 2002-01 and the provisions of Article L.621-18-2 of the Code monetaire et financier, directors disclosed to the Company transactions they had conducted in the Company's shares during fiscal year 2004. These disclosures indicated that during the first half of 2004, one director acquired 2,750 VE shares at an average price of 29.58 euros per share, and that no transactions occurred during the second half of 2004.

         Since the AMF's adoption of new rules regarding the Company's obligation to disclose transactions conducted by its directors in the Company's shares in application of Article L.621-18-2 of the Code monetaire et financier, directors have not conducted any purchase or sale of VE shares(41).

         Total transactions in VE shares conducted by directors in 2004 therefore represent less than 0.0007% of the Company's share capital at December 31, 2004.

         Each director is subject to French and U.S. regulation relating to insider trading and the use or disclosure of inside information. Directors are also required to adhere to the Company's policy regarding trading in its shares (cf. ss.4.1.9.1 supra). Under this policy, the Company considers board members to be permanent insiders. Accordingly, directors may only effect purchases or sales of the Company's shares, directly or through an intermediary, under certain conditions and during certain limited time periods, notably after publication of the Company's annual and semi-annual results.

         As of the date of this reference document, directors held a total of 14,614 VE shares, representing approximately 0.0036% of its outstanding share capital.

-----------------------

39 Available in the French version of the reference document (annexe 1, page 3 of annexes).

40 Available in the French version of the reference document (annexe 1, page 3 of annexes).

41   Based on director declarations.

6.4      EMPLOYEE INTERESTS

6.4.1    Profit-Sharing Contracts and Participation Contracts

         Given the nature of its activities, the Company is unable to allocate any funds to a participation reserve, and therefore has not entered into any participation contracts. However, a profit-sharing plan applies to all Company employees, which aims to align employees' interests with those of the Company in terms of achieving defined earnings growth objectives over a three-year period.

         Generally, the Group favors expanding profit-sharing plans so as to give employees a vested interest in the progress made in the specific division in which they are employed. The measurement of such progress--and hence the level of profit-sharing--would be based on criteria specifically adapted to the work activity involved.

6.4.2    Stock Option Plans

         Pursuant to an authorization granted by the general shareholders' meeting of May 12, 2004 and in accordance with its 2004 stock option plan (Plan No. 5), on December 24, 2004 the board of directors awarded 3,341,600 options to subscribe for shares, corresponding to approximately 0.82% of share capital on the day the stock option plan was authorized (which represents slightly more than half of the total amount authorized by the general shareholders' meeting of May 12,
         2004). These options were awarded to three categories of beneficiaries (for a total of 1,087 people):

              o Category 1: Group senior executives (including members of the executive committee), who received 32% of the options awarded;

              o Category 2: Group officers, who received 39% of the options awarded; and

              o Category 3: Group employees who distinguished themselves through exceptional performance, who received 29% of the options awarded.

         The exercise price of the options has been set at (euro)24.72 per share, which reflects the average of the 20 opening share prices of a VE share in the days preceding the board of directors' decision. Such exercise price does not include any discount.

         The board of directors also decided that all or part of the award of options to beneficiaries falling into categories 1 or 2 above was conditioned upon Veolia Environnement's having achieved a certain level of return on capital employed (ROCE) by the end of its 2005 fiscal year. Accordingly, these options will be awarded/not awarded as follows:

        ---------------------------------------------------------------------------------------------------------------------
                     ROCE
                                (less than) 7.50%   (greater than    7.50% and (Less than) 8.50%   (greater than  8.50%
        % of options                                  or equal to)                                   or equal to)
        awarded
        ---------------------------------------------------------------------------------------------------------------------
                Category 1                    0%                           between 50% and 100%                   100%
        ---------------------------------------------------------------------------------------------------------------------
                Category 2                   50%                           between 75% and 100%                   100%
        ---------------------------------------------------------------------------------------------------------------------

         For ROCE levels that fall between 7.50% and 8.50%, options will be awarded pro rata and increase linearly in 0.10% increments based on the level of ROCE achieved.

         In connection with the transition to IFRS, ROCE may be recalculated under the supervision of the nominations and compensation committee. Further, under the 2004 stock option plan, ROCE (whether recalculated or not) is defined as the profitability indicator bearing such name in Veolia Environnement's annual financial statements reviewed by its auditors, as set forth in its annual report filed annually with the AMF.

     -------------------------------------------------------------------------------------------------------------------
                                 Subscription       Subscription      Subscription      Subscription       Purchase
                                    Options            Options           Options           Options          Options
                              ------------------------------------------------------------------------------------------
                                    2004 Plan          2003 Plan         2002 Plan         2001 Plan        2000 Plan
                              ------------------------------------------------------------------------------------------
                                     No. 5               No. 4              No. 3             No. 2             No. 1
     -------------------------------------------------------------------------------------------------------------------
     Date of shareholders'
     meeting                     May 12, 2004      April 25, 2002     June 21, 2000     June 21, 2000    June 21, 2000
     -------------------------------------------------------------------------------------------------------------------
     Date of management
     board meeting or board
     of directors' meeting     December 24, 2004   March 24, 2003   January 28, 2002  February 8, 2001   June 23, 2000
     -------------------------------------------------------------------------------------------------------------------
     Total number of options
     originally awarded            3,341,600          5,192,635         4,413,000         3,462,000         780,000
     -------------------------------------------------------------------------------------------------------------------
     Total number of shares
     originally granted            3,341,600          5,192,635         4,413,000         3,462,000         780,000
     -------------------------------------------------------------------------------------------------------------------
     Total number of shares
     after legal adjustments       3,341,600          5,192,635        4,418,959*        3,526,446*        784,201*
     -------------------------------------------------------------------------------------------------------------------
     Number of directors
     receiving awards                  1                 6                 5                 6               29
     -------------------------------------------------------------------------------------------------------------------
     Number of employees
     receiving awards                1,087              1,740             1,400             1,500             30
     -------------------------------------------------------------------------------------------------------------------
     Number of options
     remaining to be
     exercised at December         3,341,600          5,016,173**       4,374,744**       3,358,870**       692,370**
     31, 2004
     -------------------------------------------------------------------------------------------------------------------
     Beginning date for
     exercise                  December 25, 2007   March 25, 2006   January 29, 2005  February 9, 2004   June 24, 2003
     -------------------------------------------------------------------------------------------------------------------
     Expiration date           December 24, 2012   March 24, 2011   January 28, 2010  February 8, 2009   June 23, 2008
     -------------------------------------------------------------------------------------------------------------------
     Exercise price               24.72 euros        22.50 euros     37.25 euros***    41.25 euros***   31.92 euros***
     -------------------------------------------------------------------------------------------------------------------
     Options exercised                 0                  0                 0                 0             10,000
     -------------------------------------------------------------------------------------------------------------------

           * Number of shares after subtraction of exercised options, adjusted to take into account transactions affecting the Company's share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002).

           ** Number of shares after subtraction of cancelled options (departure of beneficiaries).

           *** Adjusted exercise prices to take into account transactions affecting the Company's share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002). For memory, the original exercise prices for plans 1, 2 and 3 were 32.50 euros, 42 euros and 37.53 euros, respectively.

6.4.3    Company Savings Plan and Employee Share Ownership Policy

         In connection with Vivendi Universal's gradual divestiture of its interest in Veolia Environnement, a group savings plan (PEG) was created in 2002 in order to allow employees of Veolia Environnement to transfer savings previously invested in Vivendi Universal savings plans to new savings plans established by Veolia Environnement.

         Group employees thereby had the possibility of investing in various instruments including monetary funds, VE shares and structured investment funds that guaranteed the preservation of capital and allowed for growth potential upon any increase in the price of VE shares.

         Veolia Environnement conducted a share capital increase in December 2002 that was reserved for employees of the Group's French subsidiaries.

         Given conditions during 2003, no share capital increase reserved for employees was conducted that year.

         In 2004, Veolia Environnement decided to reinvigorate its strategy of encouraging employee shareholding by allowing non-French as well as French employees to participate in the PEG, with the objective of having its employees hold at least 5% of outstanding share capital in the future. Employees of Veolia Environnement's French subsidiaries as well as employees of subsidiaries located in 6 countries other than France thus had the possibility of investing in two different investment funds that hold interests in VE shares: a "classic" fund whose value fluctuates with the price of VE shares, and a "secured" fund that protects investors from a decline in the price of VE shares below the original subscription price.

         The share capital increase conducted on December 6, 2004 resulted in the issuance of 1,351,468 new shares and a corresponding increase in the Company's share capital of 6,757,340 euros, bringing Veolia Environnement's total share capital to 2,032,109,915 euros.

         Currently, given the share capital increases that occurred during 2002 and 2004, approximately 30,000 employees own 0.62% of Veolia Environnement's share capital. More generally, 48,500 employees have active accounts in Veolia Environnement's PEG managed by Sequoia, i.e., more than 1 in 3 employees in the seven countries in which the PEG is available.

                                   CHAPTER 7
                         RECENT DEVELOPMENTS AND OUTLOOK

7.1      RECENT DEVELOPMENTS

Water

At the end of 2004, Veolia Water acquired a majority interest in the water services company Stadtwerke, which manages municipal water services for the city of Braunschweig in Lower Saxony, Germany, for a price of (euro)372.5 million. This acquisition forms part of Veolia Water's strategy to pursue further development in Europe, in particular Germany. The effects of the acquisition on the water division's results (expected revenue to amount to approximately
(euro)270 million) will begin to be felt in the 2005 fiscal year.

Waste Management

At the beginning of 2005, the French Vice-Minister of Industry retained Onyx to collect and recover biogas emissions emanating from waste located at a landfill in Claye-Souilly, near Paris. This landfill, which has an annual capacity of one million tons of waste on 214 hectares, is the largest in France in terms of tonnage received. Onyx expects to begin operating at the site at the end of December 2006 pursuant to a 15-year contract. Electricity produced at the site (which is resold to EDF) is expected to grow from the 11 megawatts per year produced currently to 27 megawatts per year in 2007, representing estimated growth in revenues from sales of (euro)160 million over a 15-year period. In the future, the electricity produced at the site should be able to satisfy the needs of households in a city of 80,000 inhabitants within the Ile-de-France region, which is a heavy importer of electricity.

Energy Services

Having signed a first contract in October 2004 for energy and fluid management in the Lazio region of Rome, Siram, a subsidiary of Dalkia, won a second public tender in the region of Ligurie involving 30 hospitals and approximately 8,000 beds. The 10-year contract, expected to generate revenues of approximately
(euro)440 million during this period, is being managed through a consortium of companies. Siram's share in the contract amounts to approximately (euro)130 million over 10 years.

Dalkia has also just signed a framework agreement with the Nexans group, a worldwide leader in cables and cabling systems. The agreement involves maintenance and management of industrial utilities and overall building management on six primary sites in France. The agreement aims to optimize the relationship between quality and cost and to simplify the current management of the sites.

Finally, Edenkia, a joint subsidiary of Dalkia and EDF, won a contract with German brake manufacturer Continental to supply electrical energy and related services at its site in Sarreguemines (Moselle). This 9-year contract includes the supply of electrical energy (approximately 70GWh per year) and an evaluation of the internal electrical network, followed by its renovation, expansion, maintenance and operation. Edenkia has chosen EDF as its supplier of electricity under the contract for the first three years and Dalkia as the on-site operator. It is also overseeing work on the internal electrical network that is being conducted by Clemessy (a subsidiary of Dalkia).

Transportation

In November 2004, Connex signed an agreement to acquire the 50% of the share capital of Eurolines that it did not already own, for a price of (euro)22.6 million. This acquisition was finalized on March 9, 2005.

In Germany, Connex Cargo Logistics GmbH signed an agreement in January 2005 pursuant to which it will acquire 65% of DE Transport GmbH, a company responsible for rail freight transport on the sites of Thyssen-Krupp and other industrial clients in the port area of Dortmund. The agreement also calls for Connex Cargo Logistics GmbH to acquire a 19% interest in DE Infrastruktur GmbH, which is the owner of infrastructure relating to these activities. Completion of the acquisition is conditioned upon approval by German competition authorities (Bundeskartellamt). The annual revenues generated by the two companies in which Connex Cargo Logistics GmbH intends to acquire an interest are estimated to be approximately (euro)25 million.

In the United States, Connex won a public tender in February 2005 for the management, operation and maintenance of a regional bus network in the Denver area. The 3-year contract is expected to generate approximately (euro)25 million in revenue.

7.2      OUTLOOK

The successful completion of Veolia Environnement's strategic refocusing on its long-term, environmental service contracts and the sustained improvement in its operating performance should enable the company to pursue further development while enhancing profitability.

Based on its results and the market outlook, Veolia Environnement has set the following objectives for itself for 2005: revenue growth of between 5% and 7%, a double-digit rise in operating income and a further increase in free cash flow (before major new expansion projects and after payment of the dividend).

In the medium-term, Veolia Environnement will seek further growth and higher profitability (ROCE after-tax objective of over 10% in 2008). Veolia Environnement also continues to have an objective of (euro)300 million in annual recurring savings beginning in 2006 from the "Veolia Environnement 2005" efficiency plan (cf. ss.4.1.4 and ss.5.1.1.5 supra).

--------------------------------------------------------------------------------
The objectives summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates may change or be modified due to uncertainties relating to the economic, financial, competitive and regulatory environment. Moreover, the occurrence of certain risks described under "Risk Factors" in paragraph 4.7 above may have an impact on the Group's activities and its ability to realize its objectives. In addition, the realization of its objectives is based upon the assumption that Veolia Environnement successfully executes its commercial strategy described under "Strategy" in paragraph 4.1.3 above. Veolia Environnement provides no assurance that the objectives described in this section will be realized, and it expressly disclaims any obligation or undertaking to publish any updates or revisions to these objectives.
--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 19, 2005

                                         VEOLIA ENVIRONNEMENT


                                         By: /s/ Jerome Contamine
                                             ---------------------------
                                             Name: Jerome Contamine
                                             Title: Senior Executive President
                                                    and Chief Financial Officer